Use these links to rapidly review the document

As filed with the Securities and Exchange Commission on April 9, 2021

Registration No. 333-253315

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to

FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AstraZeneca PLC

(Exact Name of Registrant as Specified in its Charter)

England and Wales (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (IRS Employer Identification Number)

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
Tel: +44-20-3749-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
19711
(302) 738-6680
(Address and Telephone Number of Agent for Service)

With copies to:

Ethan A. Klingsberg Sebastian L. Fain Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st Floor New York, New York 10022 1-212-277-4001	Adrian Kemp AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA England +44-20-3749-5000	Ellen Chiniara Chief Legal Officer and Corporate Secretary Alexion Pharmaceuticals, Inc. 121 Seaport Boulevard Boston, Massachusetts 02210 1-475-230-2596	Daniel A. Neff Mark Gordon Sabastian V. Niles Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 1-212-403-1000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effectiveness of this registration statement and upon completion of the merger described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the U.S. Securities Act, check the following box and list the U.S. Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

U.S. Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

U.S. Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

☐    Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards+ provided pursuant to Section 7(a)(2)(B) of the Securities Act

☐

†
The term 'new or revised financial accounting standard' refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the U.S. Securities Act, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this proxy statement/prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 9, 2021

PROXY STATEMENT OF ALEXION PHARMACEUTICALS, INC.	PROSPECTUS OF ASTRAZENECA PLC

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Alexion Pharmaceuticals, Inc.:

          On December 12, 2020, Alexion Pharmaceuticals, Inc. (which we refer to as "Alexion"), AstraZeneca PLC (which we refer to as "AstraZeneca"), Delta Omega Sub Holdings Inc., a wholly owned subsidiary of AstraZeneca (which we refer to as "Bidco"), Delta Omega Sub Holdings Inc. 1, a direct, wholly owned subsidiary of Bidco (which we refer to as "Merger Sub I") and Delta Omega Sub Holdings LLC 2, a direct, wholly owned subsidiary of Bidco (which we refer to as "Merger Sub II" and, together with Merger Sub I, the "Merger Subs") entered into an Agreement and Plan of Merger (which, as it may be amended from time to time, we refer to as the "merger agreement") that provides for the acquisition of Alexion by AstraZeneca. On the terms and subject to the conditions set forth in the merger agreement, (1) Merger Sub I will merge with and into Alexion (which we refer to as the "first merger") with Alexion surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger (which we refer to as the "first effective time"), Alexion will merge with and into Merger Sub II (which we refer to as the "second merger" and, together with the first merger, the "transaction") with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca.

          Upon the successful completion of the transaction, each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding (other than certain excluded shares as described in the merger agreement) that you own will be converted into the right to receive (1) 2.1243 (which number we refer to as the "exchange ratio") American depositary shares of AstraZeneca (which we refer to as AstraZeneca ADSs) (or, at your election, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such 2.1243 AstraZeneca ADSs) and (2) $60 in cash, without interest (which we refer to, collectively, as the "merger consideration").

          The exchange ratio is fixed and will not be adjusted to reflect changes in the price of Alexion common stock or AstraZeneca ADSs prior to the completion of the transaction. The AstraZeneca ADSs issued in connection with the transaction will be listed on the NASDAQ Global Select Market (which we refer to as the "Nasdaq"). Based on the number of shares of Alexion common stock and AstraZeneca ordinary shares outstanding on April 7, 2021, upon completion of the transaction, we expect that former Alexion stockholders would own approximately 15.2% of the outstanding ordinary shares of AstraZeneca, and AstraZeneca shareholders immediately prior to the transaction would own approximately 84.8% of the outstanding ordinary shares of AstraZeneca. AstraZeneca ADSs are traded on Nasdaq under the symbol "AZN" and AstraZeneca ordinary shares are traded on the London Stock Exchange plc, which is referred to as "LSE," under the symbol "AZN." Alexion common stock is traded on Nasdaq under the symbol "ALXN." We encourage you to obtain current quotes for the AstraZeneca ADSs and the common stock of Alexion.

          Because the exchange ratio is fixed, the market value of the merger consideration to Alexion stockholders will fluctuate with the market price of the AstraZeneca ADSs and will not be known at the time that Alexion stockholders vote on the transaction. Based on the reference average price of AstraZeneca ADSs of $54.14 on the Nasdaq on December 11, 2020, the last full trading day before the public announcement of the merger agreement, the implied value of the merger consideration to Alexion stockholders was approximately $175.00 per share of Alexion common stock. On April 7, 2021, the latest practicable trading day before the date of this proxy statement/prospectus, the closing price of AstraZeneca ADSs on the Nasdaq was $48.42 per share, resulting in an implied value of the merger consideration to Alexion stockholders of $162.86 per share of Alexion common stock.

          At the special meeting of Alexion's stockholders (which we refer to as the "Alexion special meeting"), Alexion stockholders will be asked to consider and vote on (1) a proposal to adopt the merger agreement (which we refer to as the "merger proposal"), (2) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Alexion's named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement and (3) a proposal to adjourn the Alexion special meeting to solicit additional proxies, if necessary or appropriate, if there are insufficient votes to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Alexion stockholders. The board of directors of Alexion unanimously recommends that Alexion stockholders vote "FOR" each of the proposals to be considered at the Alexion special meeting.

          We cannot complete the transaction unless the merger proposal is approved by Alexion stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to attend the Alexion special meeting, please promptly mark, sign and date the accompanying proxy card and return it in the enclosed postage-paid envelope or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card in order to authorize the individuals named on your proxy card to vote your shares at the Alexion special meeting.

          This proxy statement/prospectus provides you with important information about the Alexion special meeting, the transaction, and each of the proposals. We encourage you to read the entire document carefully, in particular the "Risk Factors" section beginning on page 29 for a discussion of risks relevant to the transaction.

          We look forward to the successful completion of the transaction.

          As noted above, the Alexion board of directors unanimously recommends that Alexion stockholders vote "FOR" the adoption of the merger agreement.

Sincerely,	Sincerely,
Ludwig N. Hantson President and Chief Executive Officer Alexion Pharmaceuticals, Inc.	Pascal Soriot Executive Director and Chief Executive Officer AstraZeneca PLC

          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transaction, the adoption of the merger agreement or any of the other transactions described in this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          This proxy statement/prospectus is dated [    •    ], 2021 and is first being mailed to Alexion stockholders on or about [    •    ], 2021.

ADDITIONAL INFORMATION

        Alexion files annual, quarterly and other reports, proxy statements and other information with the U.S. Securities and Exchange Commission (which we refer to as the "SEC"), and AstraZeneca files annual and other reports and other information with the SEC. This proxy statement/prospectus incorporates by reference important business and financial information about Alexion and AstraZeneca from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled "Where You Can Find Additional Information." You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus, without charge, from the SEC's website at http://www.sec.gov.

        You may also request copies of such documents incorporated by reference into this proxy statement/prospectus (excluding all exhibits, unless an exhibit has specifically been incorporated by reference into this proxy statement/prospectus), without charge, by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Alexion Pharmaceuticals, Inc. 121 Seaport Boulevard Boston, Massachusetts 02210 Attention: Investor Relations Telephone: (475) 230-2596	AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA England Attention: Investor Relations Telephone: +44-20-3749-5000

        In addition, if you have questions about the transaction or the Alexion special meeting, need additional copies of this document or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Innisfree M&A Incorporated, Alexion's proxy solicitor, at the following address and telephone numbers:

INNISFREE M&A INCORPORATED
Shareholders call toll-free from the U.S. and Canada
at (877) 717-3904
or direct at +1 (412) 232-3651 from other locations
Banks and brokers may call collect at (212) 750-5833.

        You will not be charged for any of the documents you request. If you would like to request documents, please do so by May 4, 2021 (which is five business days before the date of the Alexion special meeting) in order to receive them before the Alexion special meeting.

 ABOUT THIS PROXY STATEMENT/PROSPECTUS

        This proxy statement/prospectus, which forms part of a registration statement on Form F-4 (File No. 333-253315) filed with the SEC by AstraZeneca, constitutes a prospectus of AstraZeneca under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the "U.S. Securities Act") with respect to the AstraZeneca ordinary shares underlying the AstraZeneca ADSs to be issued to Alexion stockholders pursuant to the Agreement and Plan of Merger, dated as of December 12, 2020, by and among Alexion, AstraZeneca, Bidco and the Merger Subs.

        This proxy statement/prospectus also constitutes a notice of meeting and a proxy statement of Alexion under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the "U.S. Exchange Act") with respect to the Alexion special meeting, at which Alexion stockholders will be asked to consider and vote on, among other matters, a proposal to adopt the merger agreement.

        You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [    •    ], 2021. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies. Neither the mailing of this proxy statement/prospectus to Alexion stockholders nor the issuance of AstraZeneca ADSs or AstraZeneca ordinary shares pursuant to the merger agreement will create any implication to the contrary.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which it is unlawful to make any such offer or solicitation in such jurisdiction.

        The information concerning AstraZeneca contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by AstraZeneca, and information concerning Alexion contained in, or incorporated by reference into, this proxy statement/prospectus has been provided by Alexion.

        Unless otherwise specified, currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.

        This proxy statement/prospectus is not a prospectus published in accordance with the Prospectus Regulation Rules made under Part VI of the United Kingdom Financial Services and Markets Act 2000 (as set out in the Financial Conduct Authority Handbook). AstraZeneca intends to mail to AstraZeneca shareholders a shareholder circular relating to the general meeting of AstraZeneca's shareholders to be held for the purpose of obtaining the approval of holders of AstraZeneca ordinary shares of the transactions contemplated by the merger agreement. A copy of such circular may be obtained at AstraZeneca's website (www.astrazeneca.com) following approval by the Financial Conduct Authority (which we refer to as the "FCA"). The web address of AstraZeneca has been included as an inactive textual reference only. The AstraZeneca circular and website are not incorporated by reference into, and do not form a part of, this proxy statement/prospectus.

Presentation of Financial Information

        This proxy statement/prospectus contains or is accompanied by:

  •
  the audited consolidated financial statements of AstraZeneca as of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020, (i) prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006, (ii) as prepared in accordance with the accounting provisions required by International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, and (iii) as prepared in accordance with International Financial

    Reporting Standards as issued by the International Accounting Standards Board ("IFRS") (referred to in this proxy statement/prospectus as the AstraZeneca consolidated financial statements); and

  •
  the audited consolidated financial statements of Alexion as of December 31, 2020 and 2019 and for the three years in the period ended December 31, 2020, prepared on the basis of U.S. GAAP (referred to in this proxy statement/prospectus as the Alexion consolidated financial statements).

        Unless indicated otherwise, financial data presented in this proxy statement/prospectus has been taken from the AstraZeneca consolidated financial statements and the Alexion consolidated financial statements incorporated by reference into this proxy statement/prospectus.

        This proxy statement/prospectus also contains the unaudited pro forma condensed combined financial information of AstraZeneca as of and for the year ended December 31, 2020 after giving effect to the transaction, referred to in this proxy statement/prospectus as pro forma financial information. See the section of this proxy statement/prospectus entitled "Unaudited Pro Forma Condensed Combined Financial Information." For the purposes of the unaudited pro forma condensed combined financial information, Alexion financial information is converted from U.S. GAAP to IFRS. The financial information set forth in this proxy statement/prospectus has been rounded for ease of presentation. Accordingly, in certain cases, the sum of the numbers in a column in a table may not conform to the total figure given for that column.

        For additional information on the presentation of financial information in this proxy statement/prospectus, see the AstraZeneca consolidated financial statements and the Alexion consolidated financial statements, in each case, incorporated by reference into this proxy statement/prospectus.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 11, 2021

        To the Stockholders of Alexion Pharmaceuticals, Inc.:

        Notice is hereby given that Alexion Pharmaceuticals, Inc. (which we refer to as "Alexion") will hold a special meeting of its stockholders (which we refer to as the "Alexion special meeting") virtually via the Internet on May 11, 2021, beginning at 9:00 a.m., Eastern Time.

        In light of the ongoing COVID-19 (coronavirus) pandemic, the Alexion special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Alexion special meeting online and to vote your shares electronically at the meeting by visiting www.virtualshareholdermeeting.com/ALXN2021SM (which we refer to as the "special meeting website").

        The Alexion special meeting will be held for the following purposes:

  •
  to consider and vote on a proposal (which we refer to as the "merger proposal") to adopt the Agreement and Plan of Merger, dated as of December 12, 2020 (which, as it may be amended from time to time, we refer to as the "merger agreement") by and among AstraZeneca PLC (which we refer to as "AstraZeneca"), Delta Omega Sub Holdings Inc., a wholly owned subsidiary of AstraZeneca (which we refer to as "Bidco"), Delta Omega Sub Holdings Inc. 1, a direct, wholly owned subsidiary of Bidco (which we refer to as "Merger Sub I") and Delta Omega Sub Holdings LLC 2, a direct, wholly owned subsidiary of Bidco (which we refer to as "Merger Sub II");

  •
  to consider and vote on a proposal (which we refer to as the "compensation proposal") to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Alexion's named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement; and

  •
  to consider and vote on a proposal (which we refer to as the "adjournment proposal") to approve the adjournment of the Alexion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Alexion special meeting to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Alexion stockholders.

        Alexion will transact no other business at the Alexion special meeting, except such business as may properly be brought before the Alexion special meeting or any adjournment or postponement thereof. The accompanying proxy statement/prospectus, including the merger agreement attached thereto as Annex A, contains further information with respect to these matters.

        Stockholders of record at the close of business on March 30, 2021 (which we refer to as the "record date") will be entitled to notice of and to vote at the Alexion special meeting or any adjournment of the Alexion special meeting.

        The Alexion board of directors has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including (1) the merger of Merger Sub I with and into Alexion (which we refer to as the "first merger") and (2) the merger of Alexion with and into Merger Sub II (which we refer to as the "second merger," and, together with the first merger, the "transaction") on the terms and subject to the conditions set forth in the merger agreement. The Alexion board of directors unanimously recommends that Alexion stockholders vote "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal.

        Your vote is very important, regardless of the number of shares of Alexion common stock you own. The parties cannot complete the transactions contemplated by the merger agreement, including the transaction, without approval of the merger proposal. Assuming a quorum is present, the approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Alexion common stock entitled to vote on the merger proposal.

        Whether or not you plan to attend the Alexion special meeting via the special meeting website, Alexion urges you to please promptly mark, sign and date the accompanying proxy and return it in the enclosed postage-paid envelope, which requires no postage if mailed in the United States, or to submit your votes electronically by calling the toll-free telephone number or using the Internet as described in the instructions included with the accompanying proxy card, so that your shares may be represented and voted at the Alexion special meeting. If you hold your shares through a broker, bank or other nominee in "street name" (instead of as a registered holder), please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Alexion stockholders entitled to vote at the Alexion special meeting will be available at our headquarters for examination by any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the Alexion special meeting. If you would like to examine the list of Alexion stockholders of record, please contact Alexion's Corporate Secretary at (475) 230-2596 to schedule an appointment or request access. If our headquarters are closed for health and safety reasons related to the coronavirus (COVID-19) pandemic during such period, the list of stockholders will be made available for examination electronically upon request to our Corporate Secretary, subject to our satisfactory verification of stockholder status. The list of Alexion stockholders entitled to vote at the Alexion special meeting will also be available for examination by any Alexion stockholder during the Alexion special meeting via the special meeting website at www.virtualshareholdermeeting.com/ALXN2021SM.

        If you have any questions about the transaction, please contact Alexion at (475) 230-2596 or write to Alexion Pharmaceuticals, Inc., 121 Seaport Boulevard, Boston, Massachusetts 02210, Attention: Investor Relations.

        If you have any questions about how to vote or direct a vote in respect of your shares of Alexion common stock, you may contact Alexion's proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 717-3904. Banks and brokers may call collect at (212) 750-5833.

By Order of the Board of Directors,

Ellen Chiniara
Chief Legal Officer and Corporate Secretary

Boston, Massachusetts

Dated: [    •    ], 2021

YOUR VOTE IS VERY IMPORTANT

        PLEASE VOTE ON THE ENCLOSED PROXY CARD NOW EVEN IF YOU PLAN TO ATTEND THE ALEXION SPECIAL MEETING VIA THE SPECIAL MEETING WEBSITE. YOU CAN VOTE BY SIGNING, DATING AND RETURNING YOUR PROXY CARD BY MAIL IN THE ENCLOSED RETURN ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES, OR BY TELEPHONE OR THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU DO ATTEND THE ALEXION SPECIAL MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE AT THE ALEXION SPECIAL MEETING IF YOU ARE A STOCKHOLDER OF RECORD AS OF THE RECORD DATE OR HAVE A LEGAL PROXY FROM A STOCKHOLDER OF RECORD AS OF THE RECORD DATE. IF YOU DO NOT SUBMIT YOUR PROXY, INSTRUCT YOUR BROKER HOW TO VOTE YOUR SHARES OR VOTE ELECTRONICALLY AT THE ALEXION SPECIAL MEETING ON THE MERGER PROPOSAL, IT WILL HAVE THE SAME EFFECT AS A VOTE "AGAINST" THE MERGER PROPOSAL.

        The accompanying proxy statement/prospectus provides a detailed description of the merger agreement, the transaction, the merger proposal and the related agreements and transactions. We urge you to read the accompanying proxy statement/prospectus, including any documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes carefully and in their entirety. If you have any questions concerning the transaction, the merger proposal, the other proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares, please contact Alexion's proxy solicitor at the address and telephone numbers listed below:

INNISFREE M&A INCORPORATED
Shareholders call toll-free from the U.S. and Canada at (877) 717-3904 or direct at +1 (412) 232-3651 from other locations
Banks and brokers may call collect at (212) 750-5833.

i

QUESTIONS AND ANSWERS

        The following are brief answers to certain questions that you, as a stockholder of Alexion, may have regarding the transaction and the other matters being considered at the Alexion special meeting. You are urged to carefully read this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Please refer to the section entitled "Summary" beginning on page 1 for a summary of important information regarding the merger agreement, the transaction and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section entitled "Where You Can Find Additional Information" beginning on page 185.

Q:
Why am I receiving this proxy statement/prospectus?

A:
You are receiving this proxy statement/prospectus because Alexion has agreed to be acquired by AstraZeneca through (1) a merger of Merger Sub I with and into Alexion (which we refer to as the "first merger") with Alexion surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the first merger, a merger of Alexion with and into Merger Sub II (which we refer to as the "second merger") with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca. The merger agreement, which governs the terms and conditions of the transaction, is attached to this proxy statement/prospectus as Annex A.

  Your vote is required in connection with the transaction. Alexion is sending these materials to its stockholders to help them decide how to vote their shares with respect to the adoption of the merger agreement, among other important matters.

Q:
What matters am I being asked to vote on?

A:
In order to complete the transaction, among other things, Alexion stockholders must adopt the merger agreement in accordance with the DGCL, which proposal is referred to as the "merger proposal."

  Alexion is holding the Alexion special meeting to obtain approval of the merger proposal. At the Alexion special meeting, Alexion stockholders will also be asked to consider and vote on:

  •
  a proposal to approve on a non-binding, advisory basis, the compensation that may be paid or become payable to Alexion's named executive officers that is based on or otherwise relates to the transactions contemplated by the merger agreement (which proposal we refer to as the "compensation proposal"); and

  •
  a proposal to approve the adjournment of the Alexion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the Alexion special meeting to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Alexion stockholders (which proposal we refer to as the "adjournment proposal").

  Your vote is very important, regardless of the number of shares that you own. The approval of the merger proposal is a condition to the obligations of Alexion to complete the transaction. Neither the approval of the compensation proposal nor the approval of the adjournment proposal is a condition to the obligations of Alexion to complete the transaction.

Q:
When and where will the Alexion special meeting take place?

A:
The Alexion special meeting will be held virtually via the Internet on May 11, 2021, beginning at 9:00 a.m., Eastern Time. The Alexion special meeting will be held solely via live webcast and there will not be a physical meeting location. Alexion stockholders will be able to attend the Alexion special meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/ALXN2021SM (which we refer to as the "special meeting website"). If you choose to attend the Alexion special meeting and vote your shares during the Alexion special meeting, you will need the 16-digit control number located on your proxy card as described in the section entitled "The Alexion Special Meeting—Attending the Alexion Special Meeting" beginning on page 48.

  Even if you plan to attend the Alexion special meeting, Alexion recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Alexion special meeting.

  If you hold your shares in "street name" you may only vote them via the special meeting website if you obtain a specific control number from your bank, broker or other nominee giving you the right to vote the shares.

Q:
Does my vote matter?

A:
Yes, your vote is very important, regardless of the number of shares that you own. The merger cannot be completed unless, among other things, the merger proposal is approved by Alexion stockholders.

  A failure to return or submit your proxy or to vote at the Alexion special meeting as provided in this proxy statement/prospectus will have the same effect as a vote "AGAINST" the merger proposal. The failure to return or submit your proxy and to attend the Alexion special meeting will have no effect on the compensation proposal (assuming a quorum is present) or the adjournment proposal, but the failure of any shares present or represented at the Alexion special meeting to vote on the proposal will have the same effect as a vote "AGAINST" the compensation proposal and "AGAINST" the adjournment proposal, as applicable. The Alexion board of directors unanimously recommends that you vote "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal.

Q:
What will Alexion stockholders receive for their shares if the transaction is completed?

A:
If the transaction is completed, each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding (other than certain excluded shares as described in the merger agreement) will be converted into the right to receive (1) 2.1243 AstraZeneca ADSs (which number we refer to as the "exchange ratio") (or, at the election of the holder thereof, a number of AstraZeneca ordinary shares equal to the number of underlying ordinary shares represented by 2.1243 AstraZeneca ADSs) (which we refer to as the "share consideration") and (2) $60 in cash, without interest (which we refer to as the "cash consideration" and, collectively with the share consideration, as the "merger consideration"). Each Alexion stockholder will receive cash (without interest and less any applicable withholding taxes) in lieu of any fractional AstraZeneca ADSs that such stockholder would otherwise receive in the transaction. Any cash amounts to be received by an Alexion stockholder in lieu of any fractional AstraZeneca ADSs will be rounded down to the nearest cent.

  The exchange ratio is fixed and will not be adjusted to reflect changes in the price of Alexion common stock or AstraZeneca ordinary shares prior to the completion of the transaction. The AstraZeneca ADSs issued in connection with the transaction will be listed on the NASDAQ

v

  Global Select Market (which we refer to as the "Nasdaq"). Based on the number of shares of Alexion common stock and AstraZeneca ordinary shares outstanding on April 7, 2021, upon completion of the transaction, we expect that former Alexion stockholders would own approximately 15.2% of the outstanding ordinary shares of AstraZeneca, and AstraZeneca shareholders immediately prior to the transaction would own approximately 84.8% of the outstanding ordinary shares of AstraZeneca. AstraZeneca ADSs are traded on the Nasdaq under the symbol "AZN," and AstraZeneca ordinary shares are traded on the London Stock Exchange plc (which we refer to as "LSE") under the symbol "AZN." Alexion common stock is traded on the Nasdaq under the symbol "ALXN." We encourage you to obtain current quotes for the AstraZeneca ADSs and the common stock of Alexion.

  Because the exchange ratio is fixed, the market value of the merger consideration to Alexion stockholders will fluctuate with the market price of the AstraZeneca ADSs and will not be known at the time that Alexion stockholders vote on the transaction. Based on the reference average price of AstraZeneca ADSs of $54.14 on the Nasdaq on December 11, 2020, the last full trading day before the public announcement of the merger agreement, the implied value of the merger consideration to Alexion stockholders was approximately $175.00 per share of Alexion common stock. On April 7, 2021, the latest practicable trading day before the date of this proxy statement/prospectus, the closing price of AstraZeneca ADSs on the Nasdaq was $48.42 per share, resulting in an implied value of the merger consideration to Alexion stockholders of $162.86 per share of Alexion common stock.

  Because AstraZeneca will issue a fixed number of AstraZeneca ADSs in exchange for each share of Alexion common stock, the value of the merger consideration that Alexion stockholders will receive in the transaction will depend on the market price of AstraZeneca ADSs at the time the transaction is completed. The market price of AstraZeneca ADSs that Alexion stockholders receive at the time the transaction is completed could be greater than, less than or the same as the market price of AstraZeneca ADSs on the date of this proxy statement/prospectus or at the time of the Alexion special meeting. Accordingly, you should obtain current market quotations for AstraZeneca ADSs and Alexion common stock before deciding how to vote with respect to the merger proposal. AstraZeneca ADSs and Alexion common stock are traded on Nasdaq, under the symbols "AZN" and "ALXN," respectively. For more information regarding the merger consideration to be received by Alexion stockholders if the transaction is completed, see the section entitled "The Merger Agreement—Merger Consideration" beginning on page 110.

Q:
How does the Alexion board of directors recommend that I vote at the Alexion special meeting?

A:
The Alexion board of directors unanimously recommends that you vote "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal.

  In considering the recommendations of the Alexion board of directors, Alexion stockholders should be aware that Alexion directors and executive officers have interests in the transaction that are different from, or in addition to, their interests as Alexion stockholders. These interests may include, among others, the treatment of outstanding Alexion equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Alexion equity awards upon certain terminations of employment, and the combined company's agreement to indemnify Alexion directors and executive officers against certain claims and liabilities. For a more complete description of these interests, see the information provided in the section entitled "Interests of Alexion's Directors and Executive Officers in the Transaction" beginning on page 79.

Q:
If my Alexion common stock is represented by physical stock certificates, should I send my stock certificates now?

A:
No. After the transaction is completed, you will receive a transmittal form with instructions for the surrender of your Alexion common stock certificates. Please do not send your stock certificates with your proxy card.

Q:
Who is entitled to vote at the Alexion special meeting?

A:
All holders of record of shares of Alexion common stock who held shares at the close of business on March 30, 2021, the record date, are entitled to receive notice of, and to vote at, the Alexion special meeting. Each such holder of Alexion common stock is entitled to cast one vote on each matter properly brought before the Alexion special meeting for each share of Alexion common stock that such holder owned of record as of the record date. Attendance at the Alexion special meeting is not required to vote. See below and the section entitled "The Alexion Special Meeting—Methods of Voting" beginning on page 46 for instructions on how to vote your shares without attending the Alexion special meeting.

Q:
What is a proxy?

A:
A proxy is a stockholder's legal designation of another person to vote shares owned by such stockholder on their behalf. The document used to designate a proxy to vote your shares of Alexion common stock is referred to as a "proxy card."

Q:
How many votes do I have for the Alexion special meeting?

A:
Each Alexion stockholder is entitled to one vote for each share of Alexion common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were 220,912,612 outstanding shares of Alexion common stock.

Q:
What constitutes a quorum for the Alexion special meeting?

A:
A quorum is the minimum number of shares required to be represented, either by the appearance of the stockholder in person (including virtually) or through representation by proxy, to hold a valid meeting.

  A majority of the shares entitled to vote must be present via the special meeting website or by proxy at the Alexion special meeting in order to constitute a quorum.

Q:
Where will the AstraZeneca ADSs that I receive in the transaction be publicly traded?

A:
The AstraZeneca ADSs to be issued to Alexion stockholders in the transaction will be listed for trading on the Nasdaq under the symbol "AZN."

Q:
What happens if the transaction is not completed?

A:
If the merger proposal is not approved by Alexion stockholders, or if the transaction is not completed for any other reason, Alexion stockholders will not receive the merger consideration or any other consideration in connection with the transaction, and their shares of Alexion common stock will remain outstanding.

  If the transaction is not completed, Alexion will remain an independent public company and the Alexion common stock will continue to be listed and traded on the Nasdaq under the symbol "ALXN."

  If the merger agreement is terminated under specified circumstances, Alexion may be required to pay AstraZeneca a termination payment of $1,180 million. If the merger agreement is terminated under other specified circumstances, AstraZeneca may be required to pay Alexion a termination payment of $1,415 million. See the section entitled "The Merger Agreement—Termination of the Merger Agreement" beginning on page 133 for a more detailed discussion of the termination payments.

Q:
What is a "broker non-vote"?

A:
Under the New York Stock Exchange ("NYSE") and Nasdaq rules, banks, brokers and other nominees may use their discretion to vote "uninstructed" shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. All of the proposals currently expected to be brought before the Alexion special meeting are "non-routine" matters under NYSE and Nasdaq rules.

  A "broker non-vote" occurs on an item when (1) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (2) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Alexion special meeting are non-routine matters under NYSE and Nasdaq rules for which brokers do not have discretionary authority to vote, Alexion does not expect there to be any broker non-votes at the Alexion special meeting.

Q:
What stockholder vote is required for the approval of each proposal at the Alexion special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Alexion special meeting?

A:
Proposal 1: Merger Proposal.    Assuming a quorum is present at the Alexion special meeting, approval of the merger proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Alexion common stock. Accordingly, an Alexion stockholder's abstention from voting or the failure of any Alexion stockholder to vote (including the failure of an Alexion stockholder who holds their shares in "street name" through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal), will have the same effect as a vote "AGAINST" the merger proposal.

Proposal 2: Compensation Proposal.    Assuming a quorum is present at the Alexion special meeting, approval of the compensation proposal requires the affirmative vote of at least a majority of the votes cast on the proposal. Accordingly, an Alexion stockholder's abstention from voting, a broker non-vote or an Alexion stockholder's other failure to vote (including the failure of an Alexion stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the compensation proposal, assuming a quorum is present.

Proposal 3: Adjournment Proposal.    Approval of the adjournment proposal requires the affirmative vote of at least a majority of the votes cast on the proposal (whether or not a quorum is present). Accordingly, an Alexion stockholder's abstention from voting, a broker non-vote or an Alexion stockholder's other failure to vote (including the failure of an Alexion stockholder who holds shares in "street name" through a bank, broker or other nominee to give voting instructions to that bank, broker or other nominee) will have no effect on the outcome of the adjournment proposal.

Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, the merger-related compensation for Alexion's named executive officers (i.e., the compensation proposal)?

A:
Under SEC rules, Alexion is required to seek a non-binding, advisory vote of its stockholders with respect to the compensation that may be paid or become payable to Alexion's named executive officers that is based on or otherwise relates to the transaction.

Q:
What happens if Alexion stockholders do not approve, by non-binding, advisory vote, the merger-related compensation for Alexion's named executive officers (i.e., the compensation proposal)?

A:
Because the vote to approve the compensation proposal is advisory in nature, the outcome of the vote will not be binding upon Alexion or the combined company and the completion of the transaction is not conditioned or dependent upon the approval of the compensation proposal. Accordingly, the merger-related compensation, which is described in the section entitled "Interests of Alexion's Directors and Executive Officers in the Transaction" beginning on page 79 of this proxy statement/prospectus, may be paid to Alexion's named executive officers even if Alexion's stockholders do not approve the compensation proposal.

Q:
How can I vote my shares at the Alexion special meeting?

A:
Shares held directly in your name as the stockholder of record of Alexion may be voted during the Alexion special meeting via the special meeting website. If you choose to vote your shares during the virtual meeting, you will need the 16-digit control number included on your proxy card in order to access the special meeting website and to vote as described in the section entitled "The Alexion Special Meeting—Attending the Alexion Special Meeting" beginning on page 48.

  Shares held in "street name" may be voted via the special meeting website only if you obtain a specific control number and follow the instructions provided by your bank, broker or other nominee. See the section entitled "The Alexion Special Meeting—Attending the Alexion Special Meeting" beginning on page 48.

  Even if you plan to attend the Alexion special meeting, Alexion recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the Alexion special meeting.

  Additional information on attending the Alexion special meeting can be found under the section entitled "The Alexion Special Meeting" on page 43.

Q:
How can I vote my shares without attending the Alexion special meeting?

A:
Whether you hold your shares directly as the stockholder of record of Alexion or beneficially in "street name," you may direct your vote by proxy without attending the Alexion special meeting via the special meeting website. If you are a stockholder of record, you can vote by proxy over the Internet, or by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold shares beneficially in "street name," you should follow the voting instructions provided by your bank, broker or other nominee.

  Additional information on voting procedures can be found under the section entitled "The Alexion Special Meeting" on page 43.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in "street name?"

A:
If your shares of common stock in Alexion are registered directly in your name with Computershare Trust Company N.A., the transfer agent for Alexion, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote your shares directly at the Alexion special meeting. You may also grant a proxy for your vote directly to Alexion or to a third party to vote your shares at the Alexion special meeting.

  If your shares of common stock in Alexion are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in "street name." Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares and you must instruct the bank, broker or other nominee on how to vote them by following the instructions that the bank, broker or other nominee provides to you with these proxy materials. Most banks, brokers and other nominees offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and by the Internet.

Q:
If my shares of Alexion common stock are held in "street name" by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?

A:
No. Your bank, broker or other nominee will only be permitted to vote your shares of Alexion common stock if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under NYSE and Nasdaq rules, banks, brokers and other nominees who hold shares of Alexion common stock in "street name" for their customers have authority to vote on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Alexion special meeting. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.

  Since there are no items on the agenda that your broker has discretionary authority to vote upon, broker non-votes will not be counted as present at the Alexion special meeting for the purposes of determining a quorum if you fail to instruct your broker on how to vote on the proposals. Therefore, a broker non-vote will have the same effect as a vote "AGAINST" the merger proposal. If you fail to submit any instruction to your bank, broker or other nominee, it will have no effect on the compensation proposal, assuming that a quorum is otherwise present, and it will have no effect on the adjournment proposal.

Q:
What should I do if I receive more than one set of voting materials for the Alexion special meeting?

A:
If you hold shares of Alexion common stock in "street name" and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Alexion common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the Alexion special meeting.

Record Holders.    For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or via the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Alexion common stock are voted.

x

  Shares in "street name." For shares held in "street name" through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to make sure that you vote all of your shares.

Q:
If a stockholder gives a proxy, how are the shares of Alexion common stock voted?

A:
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Alexion common stock in the way that you indicate. For each item before the Alexion special meeting, you may specify whether your shares of Alexion common stock should be voted for or against, or abstain from voting.

Q:
How will my shares of Alexion common stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your shares of Alexion common stock to be voted, then your shares of Alexion common stock will be voted in accordance with the recommendation of the Alexion board of directors: "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Any Alexion stockholder giving a proxy has the right to revoke the proxy and change their vote before the proxy is voted at the Alexion special meeting by doing any of the following:

•
subsequently submitting a new proxy (including by submitting a proxy via the Internet or telephone) for the Alexion special meeting that is received by the deadline specified on the accompanying proxy card;

•
giving written notice of your revocation to Alexion's Corporate Secretary; or

•
revoking your proxy and voting at the Alexion special meeting.

  Execution or revocation of a proxy will not in any way affect your right to attend the Alexion special meeting and vote thereat. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Alexion Pharmaceuticals, Inc.
121 Seaport Boulevard
Boston, Massachusetts 02210
(475) 230-2596
Attn: Corporate Secretary

  For more information, see the section entitled "The Alexion Special Meeting—Revocability of Proxies" beginning on page 47.

Q:
If I hold my shares in "street name," can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?

A:
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.

Q:
Where can I find the voting results of the Alexion special meeting?

A:
The preliminary voting results for the Alexion special meeting are expected to be announced at the Alexion special meeting. In addition, within four business days following certification of the final voting results Alexion will file the final voting results of the Alexion special meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.

Q:
Do Alexion stockholders have dissenters' or appraisal rights?

A:
Yes. If an Alexion stockholder wants to exercise appraisal rights and receive the fair value of shares of Alexion common stock in cash instead of the merger consideration, then you must file a written objection with Alexion prior to the Alexion special meeting stating, among other things, that you will exercise your right to dissent if the transaction is completed. Also, you may not vote in favor of the merger proposal and must follow other procedures, both before and after the Alexion special meeting, as described in Annex C to this proxy statement/prospectus. Note that if you return a signed proxy card without voting instructions or with instructions to vote "FOR" the merger proposal, then your shares will automatically be voted in favor of the merger proposal and you will lose all appraisal rights available under Delaware law. A summary of these provisions can be found under "The Merger Agreement—Shares Subject to Properly Exercised Appraisal Rights" beginning on page 111. Due to the complexity of the procedures for exercising the right to seek appraisal, Alexion stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with the applicable Delaware law provisions will result in the loss of the right of appraisal.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the merger proposal?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled "Risk Factors" beginning on page 29. You also should read and carefully consider the risk factors with respect to Alexion that are contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
What happens if I sell my shares of Alexion common stock after the record date but before the Alexion special meeting?

A:
The record date is earlier than the date of the Alexion special meeting. If you sell or otherwise transfer your shares of Alexion common stock after the record date but before the Alexion special meeting, you will, unless special arrangements are made, retain your right to vote at the Alexion special meeting.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Alexion has engaged Innisfree M&A Incorporated (which we refer to as "Innisfree") to assist in the solicitation of proxies for the Alexion special meeting. Alexion estimates that it will pay Innisfree a fee of approximately $40,000, plus reimbursement for certain out-of-pocket fees and expenses. Alexion has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

  Alexion also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Alexion common stock. Alexion's directors, officers and employees and AstraZeneca's directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
When is the transaction expected to be completed?

A:
Subject to the satisfaction or waiver of the closing conditions described under the section entitled "The Merger Agreement—Conditions to the Completion of the Transaction" beginning on page 113, including approval of the merger proposal by Alexion stockholders, the transaction is expected to be completed in the third quarter of 2021. However, neither Alexion nor AstraZeneca can predict the actual date on which the transaction will be completed, or if the transaction will be completed at all, because completion of the transaction is subject to conditions and factors outside the control of both companies, including the receipt of certain required regulatory approvals. Alexion and AstraZeneca hope to complete the transaction as soon as reasonably practicable. The merger agreement contains an end date of December 12, 2021, for the completion of the transaction, which may be extended by a period of 90 days by either Alexion or AstraZeneca in certain circumstances, which we refer to as the "end date." See also the section entitled "The Merger Proposal—Regulatory Approvals Required for the Transaction" beginning on page 87.

Q:
What equity stake will Alexion stockholders hold in AstraZeneca immediately following the transaction?

A:
Based on the number of AstraZeneca ordinary shares and shares of Alexion common stock outstanding on April 7, 2021, upon completion of the transaction, former Alexion stockholders are expected to own approximately 15.2% of the outstanding AstraZeneca ordinary shares, and AstraZeneca shareholders immediately prior to the transaction are expected to own approximately 84.8% of the outstanding AstraZeneca ordinary shares. The relative ownership interests of AstraZeneca shareholders and former Alexion stockholders in AstraZeneca immediately following the transaction will depend on the number of AstraZeneca ordinary shares and shares of Alexion common stock issued and outstanding immediately prior to the transaction.

Q:
If I am an Alexion stockholder, how will I receive the merger consideration to which I am entitled?

A:
If you hold your shares of Alexion common stock in book-entry form, whether through The Depository Trust Company or otherwise, you will not be required to take any specific actions to exchange your shares for shares of AstraZeneca ADSs and the cash consideration. Your Alexion shares will, following the effective time of the first merger, be automatically exchanged for the AstraZeneca ADSs (in book-entry form) and cash (including any cash in lieu of any fractional AstraZeneca ADSs) to which you are entitled. If you instead hold your shares of Alexion common stock in certificated form, then, after receiving the proper and completed documentation from you following the effective time of the first merger, the exchange agent will deliver to you the AstraZeneca ADSs (in book-entry form) and cash (including any cash in lieu of any fractional AstraZeneca ADSs) to which you are entitled. More information may be found in the sections entitled "The Merger Agreement—Merger Consideration" and "The Merger Agreement—No Fractional ADSs" beginning on pages 110 and 110, respectively.

Q:
Will the AstraZeneca ADSs to be issued to me at the completion of the transaction be traded on an exchange?

A:
Yes. It is a condition to the completion of the transaction that the AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby) to be issued in connection with the transaction be approved for listing on the Nasdaq, subject to official notice of issuance. In addition, it is a condition that AstraZeneca receive acknowledgement by the FCA of the approval of the application for the admission of AstraZeneca ordinary shares represented by the AstraZeneca ADSs to the premium segment of the FCA's official list, and acknowledgement by the LSE of the admission to trading of the AstraZeneca ordinary shares represented by the AstraZeneca ADSs on the LSE's main market for listed securities. Therefore, at the first effective time, all AstraZeneca ADSs received by Alexion stockholders in connection with the transaction will be listed on the Nasdaq under the ticker symbol "AZN" and may be traded on the exchange by stockholders.

  AstraZeneca ADSs received by Alexion stockholders in connection with the transaction will be freely transferable, except for AstraZeneca ADSs and ordinary shares issued to any stockholder deemed to be an "affiliate" of AstraZeneca for purposes of U.S. federal securities law. For more information, see the section entitled "The Merger Proposal—Restrictions on Resales of AstraZeneca ADSs Received in the Transaction."

Q:
What are the material U.S. federal income tax consequences of the transaction?

A:
AstraZeneca and Alexion intend that the steps involved in the transaction, taken together as an integrated transaction, will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition by Alexion stockholders that exchange their shares of Alexion common stock for the merger consideration (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). The obligation of Alexion to complete the transaction is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Alexion, or Freshfields Bruckhaus Deringer US LLP, counsel to AstraZeneca, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition by Alexion stockholders (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8).

  Accordingly, on the basis of such opinion that the transaction qualifies as a reorganization and that Section 367(a) does not apply to require gain recognition, and assuming that, in the case of any holder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8, a U.S. Holder that exchanges shares of Alexion common stock for the merger consideration in the transaction will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the cash consideration (excluding cash received in lieu of fractional AstraZeneca ADSs or AstraZeneca ordinary shares, if any) received by such U.S. Holder in the transaction; and (ii) the excess, if any, of (a) the sum of the cash consideration (excluding cash received in lieu of fractional AstraZeneca ADSs or AstraZeneca ordinary shares, if any) plus the fair market value of the share consideration (including any fractional AstraZeneca ADSs or AstraZeneca ordinary shares deemed received) received by such U.S. Holder in exchange for its shares of Alexion common stock in the transaction, over (b) such U.S. Holder's tax basis in its shares of Alexion common stock exchanged. In addition, a U.S. Holder generally will recognize gain or loss with respect to any cash received in lieu of fractional AstraZeneca ADSs or AstraZeneca ordinary shares.

  A Non-U.S. Holder exchanging its shares of Alexion common stock for the merger consideration generally will not be subject to U.S. federal income tax in respect of the transaction.

  For definitions of "U.S. Holder" and "Non-U.S. Holder" and a more detailed discussion of the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders, see the section entitled "Material U.S. Federal Income Tax Consequences" below.

  The U.S. federal income tax consequences described above may not apply to all holders of Alexion common stock. An Alexion stockholder's tax consequences will depend on his, her or its individual situation. Accordingly, each Alexion stockholder is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the transaction to such stockholder.

Q:
Is the exchange ratio subject to adjustment based on changes in the prices of Alexion common stock or AstraZeneca ADSs? Can it be adjusted for any other reason?

A:
For the share consideration portion of the merger consideration, you will receive a fixed number of AstraZeneca ADSs (or AstraZeneca ordinary shares if you elect to receive AstraZeneca ordinary shares), not a number of shares that will be determined based on a fixed market value. The market value of AstraZeneca ADSs and the market value of Alexion common stock at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the Alexion special meeting. Stock price changes may result from a variety of factors, including changes in AstraZeneca's or Alexion's respective businesses, operations or prospects, regulatory considerations, and general business, market, industry or economic conditions. The exchange ratio will not be adjusted to reflect any changes in the market value of AstraZeneca ADSs or market value of Alexion common stock. Therefore, the aggregate market value of the AstraZeneca ADSs that you are entitled to receive at the time that the transaction is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus or the date of the Alexion special meeting.

  However, the merger consideration will be equitably adjusted to provide you and AstraZeneca with the same economic effect as contemplated by the merger agreement in the event of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger or other similar transaction involving Alexion common stock or AstraZeneca ADSs prior to the completion of the transaction.

Q:
Can I elect to receive AstraZeneca ordinary shares rather than AstraZeneca ADSs?

A:
Yes. Each Alexion stockholder of record as of the record date will be mailed an election form that will allow such Alexion stockholder to make an ordinary share election to receive AstraZeneca ordinary shares instead of AstraZeneca ADSs for all (but not less than all) of their shares of Alexion common stock, which shares will serve as the share consideration portion of the merger consideration. Any Alexion stockholder who votes against the merger proposal is still entitled to make an ordinary share election with respect to such stockholder's shares of Alexion common stock.

  In order to elect to receive AstraZeneca ordinary shares, you must return your properly completed and signed election form to the exchange agent for the transaction prior to the election deadline. AstraZeneca and Alexion will communicate to Alexion stockholders prior to closing of the transaction the applicable deadline for making an ordinary share election. If the election deadline is delayed, AstraZeneca and Alexion will promptly announce any such delay and, when determined, the rescheduled election deadline.

  Neither AstraZeneca nor Alexion is making any recommendation as to whether Alexion stockholders should make an ordinary share election. You must make your own decision with respect to such ordinary share election.

  If an Alexion stockholder does not return a properly completed and timely election form, such Alexion stockholder will be deemed not to have made an ordinary share election. Alexion stockholders who do not make an ordinary share election will receive AstraZeneca ADSs for their shares of Alexion common stock.

  For more information, please see the section titled "The Merger Proposal—Merger Consideration—Ordinary Share Election of Share Consideration" beginning on page 52.

Q:
What are the important differences between an AstraZeneca ordinary share and an AstraZeneca ADS?

A:
Each AstraZeneca ADS represents a beneficial interest in 0.5 AstraZeneca ordinary shares. Other key differences include:

•
AstraZeneca ADSs trade in U.S. dollars, while AstraZeneca ordinary shares trade in the pound sterling on the London Stock Exchange plc (referred to herein as the "LSE") (AstraZeneca ordinary shares also trade in Swedish krona on the Nasdaq Stockholm);

•
cash dividends paid in respect of AstraZeneca ADSs will be subject to any applicable fees, charges and expenses incurred by the depositary bank in connection with the distribution thereof without the consent of AstraZeneca, while no such fee is payable by holders of AstraZeneca ordinary shares;

•
prior to or at completion of the transaction, all AstraZeneca ADSs will be listed on Nasdaq, while AstraZeneca ordinary shares are listed on the LSE (with a secondary listing on the Nasdaq Stockholm); and

•
holders of AstraZeneca ADSs vote the underlying AstraZeneca ordinary shares by instructing the depositary bank how to vote the corresponding AstraZeneca ordinary shares, while holders of AstraZeneca ordinary shares vote directly at any general meetings.

  A holder of an AstraZeneca ADS may at any time exchange such holder's AstraZeneca ADSs for AstraZeneca ordinary shares, subject to certain limitations. See "—Can I elect to receive AstraZeneca ordinary shares rather than AstraZeneca ADSs?" beginning on page xv.

  For a more detailed discussion about AstraZeneca ordinary shares and AstraZeneca ADSs, see the description of AstraZeneca's ordinary shares and AstraZeneca ADSs contained in Exhibit 2.1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed on February 16, 2021, which is incorporated by reference into this proxy statement/prospectus.

Q:
Can Alexion stockholders revoke their ordinary share election after submitting an initial ordinary share election?

A:
Yes. Any record holder of Alexion common stock who has delivered a duly completed election form to the exchange agent, may, at any time prior to the election deadline, revoke such holder's ordinary share election only by written notice received by the exchange agent prior to the election deadline.

Q:
Can Alexion stockholders sell their shares after submitting an initial ordinary share election?

A:
Yes. Alexion stockholders who have made an ordinary share election will be able to sell or transfer their shares after making an ordinary share election, as long as the ordinary share election is properly revoked before the election deadline or if the merger agreement is terminated.

Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:
How can I find more information about Alexion or AstraZeneca?

A:
You can find more information about Alexion or AstraZeneca from various sources described in the section entitled "Where You Can Find Additional Information" beginning on page 185 of the accompanying proxy statement/prospectus.

Q:
Whom do I call if I have questions about the Alexion special meeting or the transaction?

A:
If you have questions about the Alexion special meeting or the transaction, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

INNISFREE M&A INCORPORATED
Shareholders call toll-free from the U.S. and Canada
at (877) 717-3904
or direct at +1 (412) 232-3651 from other locations
Banks and brokers may call collect at (212) 750-5833.

SUMMARY

        This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all of the information that might be important to you. Alexion and AstraZeneca urge you to read carefully the remainder of this proxy statement/prospectus, including the attached annexes, the documents incorporated by reference into this proxy statement/prospectus and the other documents to which Alexion and AstraZeneca have referred you. You may obtain the information incorporated by reference in this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find Additional Information." Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.

Information about the Companies (page 107)

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
Tel: +44-20-3749-5000

        AstraZeneca was incorporated in England and Wales on June 17, 1992, under the Companies Act 1985. It is a public limited company domiciled in the UK. AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas—Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. AstraZeneca holds all of the common stock of Bidco, a direct wholly owned subsidiary formed in the State of Delaware for the sole purpose of completing the transaction.

        AstraZeneca is a public company trading on LSE, the Nasdaq Stockholm and Nasdaq under the ticker symbol "AZN." AstraZeneca's principal executive offices are located at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England, and its telephone number is +44-20-3749-5000.

        Additional information about AstraZeneca can be found on its website at http://www.AstraZeneca.com. The information contained in, or that can be accessed through, AstraZeneca's website is not intended to be incorporated into this proxy statement/prospectus. For additional information about AstraZeneca, see the section entitled "Where You Can Find Additional Information."

Delta Omega Sub Holdings Inc.
Delta Omega Sub Holdings Inc. 1
Delta Omega Sub Holdings LLC 1

Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
1-800-677-3394

        Each of Bidco, a Delaware corporation and a direct wholly owned subsidiary of AstraZeneca, Merger Sub I, a Delaware corporation and a direct wholly owned subsidiary of Bidco, and Merger Sub II, a Delaware limited liability company and a direct wholly owned subsidiary of Bidco, were formed solely for the purpose of facilitating the transaction. Neither Bidco nor either Merger Sub has carried on any activities or operations to date, except for those activities incidental to such entity's formation and undertaken in connection with the transactions contemplated by the merger agreement.

        By operation of the transaction, Merger Sub I will be merged with and into Alexion. As a result, Alexion will survive the first merger as a direct wholly owned subsidiary of Bidco. Upon completion of the first merger, (1) Merger Sub I will cease to exist as a separate entity, and (2) Alexion will thereafter be merged with and into Merger Sub II. As a result, Merger Sub II will survive the second merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of AstraZeneca. Upon completion of the second merger, Alexion will cease to exist as a separate entity.

        Bidco, Merger Sub I and Merger Sub II's principal executive offices, respectively, are located at Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, and the telephone number for Bidco and both Merger Subs is 1-800-677-3394.

Alexion Pharmaceuticals, Inc.

121 Seaport Boulevard
Boston, Massachusetts 02210
(475) 230-2596

        Alexion is a Delaware corporation. Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialization of life-changing medicines. As a leader in rare diseases for more than 25 years, Alexion has developed and commercializes two approved complement inhibitors to treat patients with paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS), as well as the first and only approved complement inhibitor to treat anti-acetylcholine receptor (AChR) antibody-positive generalized myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD) in patients who are anti-aquaporin-4 (AQP4) antibody positive. Alexion also has two enzyme replacement therapies and the first and only approved therapies for patients with life-threatening and ultra-rare metabolic disorders, hypophosphatasia (HPP) and lysosomal acid lipase deficiency (LAL-D) as well as the first and only approved Factor Xa inhibitor reversal agent.

        In addition to Alexion's marketed therapies, the company has a diverse pipeline resulting from internal innovation and business development. The company is developing several mid-to-late-stage therapies, including a copper-binding agent for Wilson disease, an anti-neonatal Fc receptor (FcRn) antibody for rare Immunoglobulin G (IgG)-mediated diseases and an oral Factor D inhibitor as well as several early-stage therapies, including one for light chain (AL) amyloidosis, a second oral Factor D inhibitor and a third complement inhibitor. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on hematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care.

        Alexion is a public company trading on the Nasdaq under the ticker symbol "ALXN." Alexion's principal executive offices are located at 121 Seaport Boulevard, Boston, Massachusetts 02210 and its telephone number is (475) 230-2596.

        Additional information about Alexion can be found on its website at www.alexion.com. The information contained in, or that can be accessed through, Alexion's website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Alexion, see the section entitled "Where You Can Find Additional Information."

Risk Factors (page 29)

        The transaction and an investment in AstraZeneca ADSs or AstraZeneca ordinary shares involve risks, some of which are related to the transaction. In considering the transaction, you should carefully consider the information about these risks set forth under the section entitled "Risk Factors," together with the other information included or incorporated by reference in this proxy statement/prospectus.

The Transaction and the Merger Agreement (page 109)

        The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, at the first effective time, (1) Merger Sub I, a direct wholly owned subsidiary of Bidco, will merge with and into Alexion with Alexion surviving as a wholly owned subsidiary of Bidco, and (2) immediately thereafter Alexion will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of AstraZeneca. As a result, Alexion will cease to be a publicly traded company. The terms and conditions of the transaction are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the merger agreement.

Merger Consideration (page 110)

        Upon the terms and subject to the conditions set forth in the merger agreement, each eligible share of Alexion common stock will be converted into the right to receive (1) 2.1243 AstraZeneca ADSs (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such AstraZeneca ADSs) and (2) $60.00 in cash. For a full description of the treatment of Alexion Stock Options, Alexion RSU Awards and Alexion PSU Awards, see the sections entitled "The Merger Agreement—Treatment of Alexion Equity Awards" and "The Merger Agreement—Merger Consideration" beginning on pages 111 and 110, respectively.

Ordinary Share Election of the Share Consideration

        The merger consideration includes the share consideration and the cash consideration. With regard to the share consideration, each outstanding eligible share will be converted into the right to receive (a) 2.1243 AstraZeneca ADSs, each of which represents 0.5 AstraZeneca ordinary shares, or (b) if an Alexion stockholder timely elects, 1.06215 AstraZeneca ordinary shares in lieu of such AstraZeneca ADSs described in clause (a). If an Alexion stockholder does not make an ordinary share election, the Alexion stockholder will receive 2.1243 AstraZeneca ADSs for each issued and outstanding share of Alexion common stock.

        For example, if a stockholder owns 100 shares of Alexion common stock, the shareholder will receive, in each case without interest and subject to any applicable withholding taxes, (i) $6,000.00 in cash and (ii) either 212 AstraZeneca ADSs plus cash in lieu of the fractional 0.43 AstraZeneca ADSs otherwise payable or, if the Alexion stockholder makes the ordinary share election, 106 AstraZeneca ordinary shares plus cash in lieu of the fractional 0.215 AstraZeneca ordinary share otherwise payable.

        Each Alexion stockholder of record will be mailed an election form that will allow such Alexion stockholder to make an ordinary share election for all (but not less than all) of their shares of Alexion common stock. If an Alexion stockholder makes the ordinary share election, the AstraZeneca ordinary shares received by such Alexion stockholder will serve as the share consideration.

        To make the ordinary share election, an Alexion stockholder must return a properly completed and signed election form to the exchange agent prior to the election deadline. AstraZeneca and Alexion will communicate to Alexion stockholders prior to closing of the transaction the applicable deadline for making an ordinary share election.

        If the election deadline is delayed, AstraZeneca and Alexion will promptly announce any such delay and, when determined, the rescheduled election deadline.

        Neither AstraZeneca nor Alexion is making any recommendation as to whether Alexion stockholders should make an ordinary share election. You must make your own decision with respect to such ordinary share election.

        For more information, please see the section titled "The Merger Proposal—Merger Consideration—Ordinary Share Election of Share Consideration."

Alexion Board of Directors' Recommendation (page 59)

        The Alexion board of directors unanimously recommends that you vote "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal. For a description of some of the factors considered by the Alexion board of directors in reaching its decision to approve the merger agreement and additional information on the recommendation of the Alexion board of directors that Alexion stockholders vote to adopt the merger agreement, see the section entitled "The Merger Proposal—Recommendation of the Alexion Board of Directors; Alexion's Reasons for the Transaction" beginning on page 59.

Comparative Per Share Market Price Information (page 25)

        The following table presents the closing price per AstraZeneca ADS on Nasdaq and the closing price per share of Alexion common stock on Nasdaq on (i) December 11, 2020, the last full trading day prior to the public announcement of the merger agreement, and (ii) April 7, 2021, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Alexion common stock, which was calculated by multiplying the closing price of AstraZeneca ADSs on Nasdaq on those dates by the exchange ratio and adding the cash consideration.

Date	AstraZeneca ADSs Nasdaq	Alexion common stock Nasdaq	Equivalent value of merger consideration per share of Alexion common stock based on price of AstraZeneca ADSs on Nasdaq
	(US$)	(US$)	(US$)
December 11, 2020	54.27	120.98	175.29
April 7, 2021	48.42	152.35	162.86

Opinion of Alexion's Financial Advisor (page 63)

        On December 11, 2020, at a meeting of the Alexion board of directors held to evaluate the transaction, BofA Securities, Inc. ("BofA Securities"), Alexion's financial advisor, delivered to the Alexion board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 11, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities' written opinion, the merger consideration to be received in the transaction by holders of Alexion common stock was fair, from a financial point of view, to such holders.

        The full text of BofA Securities' written opinion to the Alexion board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The summary of BofA Securities' opinion included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of BofA Securities' written opinion. BofA Securities delivered its opinion to the Alexion board of directors for the benefit and use of the Alexion board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the transaction. BofA Securities' opinion does not address any other terms or other aspects or implications of the proposed transaction and no opinion or view was expressed as to the relative merits of the proposed transaction in comparison to other strategies or transactions that might be available to Alexion or in which Alexion might engage or as to the underlying business decision of Alexion to proceed with or effect the proposed transaction. BofA Securities' opinion does not address any other aspect of the transaction and does not express any opinion or recommendation as to how any stockholder should vote or act in connection with the proposed transaction or any related matter. See the section entitled "The Merger Proposal—Opinion of Alexion's Financial Advisor" beginning on page 63.

The Alexion Special Meeting (page 43)

        The Alexion special meeting will be held virtually via the Internet on May 11, 2021, beginning at 9:00 a.m., Eastern Time. In light of ongoing developments related to the COVID-19 (coronavirus) pandemic, Alexion has elected to hold the Alexion special meeting solely by means of remote communication via the Internet. The Alexion special meeting will be held solely via live webcast and there will not be a physical meeting location. Alexion stockholders will be able to attend the Alexion special meeting online and vote their shares electronically during the meeting by visiting www.virtualshareholdermeeting.com/ALXN2021SM (which we refer to as the "special meeting website").

        The purposes of the Alexion special meeting are as follows:

  •
  Proposal 1:  Adoption of the Merger Agreement.    To consider and vote on the merger proposal;

  •
  Proposal 2:  Approval, on an Advisory (Non-Binding) Basis, of Certain Merger-Related Compensatory Arrangements with Alexion's Named Executive Officers.    To consider and vote on the compensation proposal; and

  •
  Proposal 3:   Adjournment of the Alexion Special Meeting.    To consider and vote on the adjournment proposal.

        Completion of the transaction is conditioned on the approval of the merger proposal by Alexion's stockholders. Neither approval of the compensation proposal nor approval of the adjournment proposal is a condition to the obligation of either Alexion or AstraZeneca to complete the transaction.

        Only holders of record of shares of Alexion common stock outstanding as of the close of business on March 30, 2021, the record date for the Alexion special meeting, are entitled to notice of, and to vote at, the Alexion special meeting or any adjournment or postponement of the Alexion special meeting. Alexion stockholders may cast one vote for each share of Alexion common stock that Alexion stockholders own of record as of that record date.

        A quorum of Alexion stockholders is necessary to hold the Alexion special meeting. A quorum will exist at the Alexion special meeting if holders of record of shares of Alexion common stock representing a majority of the outstanding shares of Alexion common stock entitled to vote at the meeting are present via the special meeting website or represented by proxy. All shares of Alexion common stock represented by a valid proxy and all abstentions will be counted as present for purposes of establishing a quorum. All of the proposals for consideration at the Alexion special meeting are considered "non-routine" matters under the NYSE and Nasdaq rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Alexion special meeting unless they have received instructions from the beneficial owners. As a result, no "broker non-votes" are expected at the meeting, and shares held in "street name" will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the Alexion special meeting.

        Assuming a quorum is present at the Alexion special meeting, approval of the merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Alexion common stock entitled to vote on the proposal. Shares of Alexion common stock not present at the Alexion special meeting, shares that are present and not voted on the merger proposal, including due to the failure of any Alexion stockholder who holds their shares in "street name" through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal, and abstentions will have the same effect as a vote "AGAINST" the merger proposal.

        Assuming a quorum is present at the Alexion special meeting, approval of the compensation proposal requires the affirmative vote of at least a majority of the votes cast on the compensation proposal by shares of Alexion common stock present at the special meeting website or represented by proxy at the Alexion special meeting. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the compensation proposal, assuming a quorum is present.

Whether or not there is a quorum, the approval of the adjournment proposal requires the affirmative vote of at least a majority of the votes cast on the adjournment proposal by shares of Alexion common stock present at the special meeting website or represented by proxy at the Alexion special meeting. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the adjournment proposal.

Listing of AstraZeneca ADSs (page 79)

        The completion of the transaction is conditioned upon the approval for listing of AstraZeneca ADSs issuable pursuant to the merger agreement on Nasdaq, subject to official notice of issuance. In addition, it is a requirement that AstraZeneca receive acknowledgement by the FCA and LSE that the ordinary shares represented by the AstraZeneca ADSs to be issued in connection with the transaction shall be admitted to the premium segment of the FCA's official list and to trading on the LSE's main market for listed securities.

Delisting and Deregistration of Alexion Common Stock (page 79)

        As promptly as practicable after the first effective time, the Alexion common stock currently listed on Nasdaq will cease to be listed on Nasdaq and will be deregistered under the U.S. Exchange Act.

Material U.S. Federal Income Tax Consequences (page 95)

        AstraZeneca and Alexion intend that the steps involved in the transaction, taken together as an integrated transaction, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition by Alexion stockholders that exchange their shares of Alexion common stock for the merger consideration (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). The obligation of Alexion to complete the transaction is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Alexion, or Freshfields Bruckhaus Deringer US LLP, counsel to AstraZeneca, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition by Alexion stockholders (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8).

        Accordingly, on the basis of such opinion that the transaction qualifies as a reorganization and that Section 367(a) does not apply to require gain recognition, and assuming that, in the case of any holder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction, such holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367-8(a), a U.S. Holder that exchanges shares of Alexion common stock for the merger consideration in the transaction will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the cash consideration (excluding cash received in lieu of fractional AstraZeneca ADSs or AstraZeneca ordinary shares, if any) received by such U.S. Holder in the transaction; and (ii) the excess, if any, of (a) the sum of the cash consideration (excluding cash received in lieu of fractional AstraZeneca ADSs or AstraZeneca ordinary shares, if any) plus the fair market value of the share consideration (including any fractional AstraZeneca ADSs or AstraZeneca ordinary shares deemed received) received by such U.S. Holder in exchange for its shares of Alexion common stock in the transaction, over (b) such U.S. Holder's tax basis in its shares of Alexion common stock exchanged. In addition, a U.S. Holder generally will recognize gain or loss with respect to any cash received in lieu of fractional AstraZeneca ADSs or AstraZeneca ordinary shares.

        A Non-U.S. Holder exchanging its shares of Alexion common stock for the merger consideration generally will not be subject to U.S. federal income tax in respect of the transaction.

        For definitions of "U.S. Holder" and "Non-U.S. Holder" and a more detailed discussion of the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders, see the section entitled "Material U.S. Federal Income Tax Consequences" below.

        The U.S. federal income tax consequences described above may not apply to all holders of Alexion common stock. An Alexion stockholder's tax consequences will depend on his, her or its individual situation. Accordingly, each Alexion stockholder is urged to consult his, her or its tax advisors for a full understanding of the particular tax consequences of the transaction to such stockholder.

Accounting Treatment of the Transaction (page 86)

        The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations, which requires that one of the two companies in the transaction be designated as the acquirer for accounting purposes based on the evidence available. AstraZeneca will be treated as the accounting acquirer, and accordingly, will record assets acquired, including identifiable intangible assets, and liabilities assumed from Alexion at their respective fair values at the date of completion of the transaction. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. For a more detailed discussion of the accounting treatment of the transaction, see the section entitled "The Merger Proposal—Accounting Treatment of the Transaction."

Treatment of Alexion Equity Awards (page 111)

Alexion Stock Options

        At the first effective time, each outstanding Alexion Stock Option, whether vested or unvested, will automatically be cancelled in consideration for the right to receive, within five business days following the first effective time, the merger consideration, without interest and less applicable withholding taxes, in respect of each net option share subject to such Alexion Stock Option immediately prior to the first effective time, with the number of net option shares calculated as described in the merger agreement.

Alexion Restricted Stock Unit Awards

        At the first effective time, each Alexion RSU Award, will be treated as follows:

        If such Alexion RSU Award is held by a non-employee director of Alexion, it will automatically become fully vested and cancelled and converted into the right to receive, within five business days following the first effective time, the merger consideration, without interest and less applicable withholding taxes, with respect to each share of Alexion common stock subject to such Alexion RSU Award immediately prior to the first effective time.

        Each other Alexion RSU Award will be assumed by AstraZeneca and will be converted into an equivalent AstraZeneca restricted stock unit award, with the number of AstraZeneca ADSs underlying each converted award determined by multiplying the equity award exchange ratio as described in the merger agreement by the number of shares of Alexion common stock subject to such Alexion RSU Award.

Alexion Performance Stock Unit Awards

        At the first effective time, each Alexion PSU Award will be assumed by AstraZeneca and will be converted into an equivalent AstraZeneca restricted stock unit award, with the number of AstraZeneca ADSs underlying each converted award determined by multiplying the equity award exchange ratio as described in the merger agreement by the number of shares of Alexion common stock subject to such Alexion RSU Award (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time, subject to a limit of 175% of target for Alexion PSU Awards granted in 2019 and 150% of target for Alexion PSU Awards granted in 2020).

        For a description of the treatment of Alexion equity awards, see the section entitled "The Merger Agreement—Treatment of Alexion Equity Awards."

Regulatory Approvals Required for the Transaction (page 87)

        Completion of the transaction is conditioned upon the expiration or early termination of the waiting period relating to the transaction under the HSR Act and the receipt of approvals under the antitrust and foreign investment laws of certain specified foreign jurisdictions. Under the HSR Act, certain transactions, including the transaction, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the Federal Trade Commission, which is referred to in this proxy statement/prospectus as the "FTC," and the Antitrust Division of the U.S. Department of Justice, which is referred to in this proxy statement/prospectus as the "DOJ." A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties' filings of their respective HSR Act notification forms or the early termination of that waiting period. At any time before the expiration of the initial waiting period, the DOJ or the FTC may issue a Request for Additional Information and Documentary Material, which is referred to in this proxy statement/prospectus as a "Second Request." If a Second Request is issued, the parties may not complete the transaction until they each substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier.

        Each of AstraZeneca and Alexion filed its respective HSR Act notification and report with respect to the transaction on February 10, 2021. Following informal discussions with the FTC, AstraZeneca notified the FTC that it elected to withdraw and refile its notification and report form under the HSR Act prior to expiration of the initial waiting period to give the FTC additional time to review the proposed transaction. AstraZeneca's notification and report form was withdrawn effective as of March 12, 2021, and AstraZeneca refiled its notification on March 16, 2021, commencing a new

30-calendar-day waiting period under the HSR Act. In addition, the European Commission and certain other non-U.S. governmental authorities must approve, or be notified of, the transaction, and AstraZeneca and/or Alexion and/or their respective subsidiaries will file all such statements, notices or applications, as are necessary, proper or advisable according to the laws of relevant non-U.S. governmental authorities. AstraZeneca and Alexion have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate the transaction, including (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary, proper or advisable to complete the transaction, (ii) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all consents from any governmental authority or other third party that are necessary, proper or advisable to consummate the transaction and complying with the terms and conditions of each consent, and (iii) cooperating with the other parties, to the extent reasonable, in their efforts to comply with their obligations under the merger agreement. AstraZeneca and Alexion are also required to use their reasonable best efforts to defend any governmental action challenging the legality of the transaction and contest any order prohibiting the parties from completing the transaction.

        Additionally, AstraZeneca and its affiliates are required to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any antitrust law that is asserted by any governmental authority, obtain the consent or cooperation of any other person and permit and cause the satisfaction of the conditions to closing regarding the receipt of required regulatory approvals to permit the closing to occur as promptly as reasonably practicable and in any event prior to the end date, including: (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of or restrictions on the businesses, assets, properties, product lines, and equity or other business interests of, or changes to the conduct of business of, Alexion, AstraZeneca, and their respective affiliates, and take all actions necessary or appropriate in furtherance of the foregoing, (ii) creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of Alexion, AstraZeneca, and their respective affiliates and (iii) otherwise taking or committing to take any action that would limit AstraZeneca's freedom of action with respect to, or its ability to retain, hold or continue, directly or indirectly, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of Alexion, AstraZeneca and their respective affiliates. However, AstraZeneca's obligations to take or cause to be taken any actions described in this paragraph is subject to the right of AstraZeneca, in its good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with governmental authorities with respect to such actions. In addition, none of Alexion, AstraZeneca or their respective affiliates is required to agree to take or enter into any such action described in clauses (i) through (iii) of this paragraph that is not conditioned upon or that becomes effective prior to, the closing. For more information, including the definition of the outside date, see the section entitled "The Merger Agreement—Efforts to Consummate the Transaction."

Appraisal or Dissenters' Rights (page 88)

        If the transaction is completed, Alexion stockholders who do not vote in favor of the adoption of the merger agreement and who otherwise comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder and obtain payment in cash for the fair value of their shares of Alexion, subject to certain limitations under the DGCL. Any shares of Alexion common stock held by an Alexion stockholder on the date of making an appraisal demand, who continues to own such shares through the first effective date, who has not voted in favor of the adoption of the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will have the right to obtain payment in cash for the fair value of their shares of Alexion in lieu of the merger consideration, unless such Alexion stockholder fails to perfect, effectively withdraws, waives or otherwise loses such stockholder's appraisal rights under the DGCL. If, after the completion of the transaction, such holder of Alexion common stock fails to perfect, effectively withdraws, waives or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the completion of the transaction into a right to receive the merger consideration. Due to the complexity of the procedures for exercising your appraisal rights, Alexion stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section titled "The Merger Proposal—Appraisal or Dissenters' Rights" contained in this proxy statement/prospectus for additional information and the text of Section 262 of the DGCL, which is included as Annex C to this proxy statement/prospectus, which you are encouraged to read carefully and in their entirety.

Litigation Relating to the Transaction (page 94)

        In connection with the transaction, nine complaints have been filed by purported Alexion stockholders against Alexion and its directors, and, in certain cases, AstraZeneca and the Merger Subs. The complaints are captioned Votto v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02067 (S.D.N.Y); Wang v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02095 (S.D.N.Y.); Wei v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02100 (S.D.N.Y.); Naquin v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02119 (S.D.N.Y.); Raul v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02238 (S.D.N.Y.); Parshall v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02670 (S.D.N.Y.); Davis v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-01429 (E.D.N.Y.); Kent v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-00441 (D. Del.); McKenzie v. Alexion Pharmaceuticals, Inc., et al., No. 2:21-cv-01515 (E.D. Pa.). The complaints generally allege that the preliminary registration statement filed with the SEC on February 19, 2021, omitted certain allegedly material information in connection with the transaction, and one of the complaints further alleges that the Alexion directors breached their fiduciary duties in connection with the transaction and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches. The lawsuits seek various remedies, including enjoining the consummation of the transaction unless certain allegedly material information is disclosed, directing dissemination of additional allegedly material disclosures, rescission of the transaction, or rescissory damages in the event the transaction is consummated without such disclosures, and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss.

Description of Debt Financing (page 94)

        AstraZeneca's obligation to complete the transaction is not contingent on the receipt by AstraZeneca of any financing. AstraZeneca estimates that it will need approximately $17.5 billion in order to pay Alexion stockholders the cash amounts due to them as merger consideration under the merger agreement and related fees and transaction costs in connection with the transaction, and fund the repayment of certain existing indebtedness of Alexion.

        AstraZeneca anticipates that the funds needed to pay the foregoing amount will be derived from a combination of some or all of (i) cash on hand, (ii) borrowings under its existing and new credit facilities described below and (iii) the proceeds from the sale of debt securities.

        In connection with entry into the merger agreement, on December 12, 2020, AstraZeneca and certain of its subsidiaries entered into a bridge facility agreement, the credit facility established in accordance with the terms thereof is referred to in this proxy statement/prospectus as the bridge facility, with Morgan Stanley Bank International Limited, J.P. Morgan Securities plc and Goldman Sachs Bank USA, respectively, to finance up to $17.5 billion of the (i) cash consideration in connection with the transaction, (ii) repayment of certain existing indebtedness of Alexion or its subsidiaries and (iii) fees and expenses in connection with the foregoing. Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank NA, JPMorgan Chase Bank, N.A., London Branch and Goldman Sachs Bank USA each provided a commitment to fund loans under the bridge facility and are collectively referred to in this proxy statement/prospectus as the initial bridge commitment parties.

        On December 24, 2020, the bridge facility was successfully syndicated to a number of large, well regarded international banks, and are collectively referred to, together with the initial bridge commitment parties, the bridge commitment parties, and $5 billion of the bridge facility was cancelled and refinanced with new long term credit facilities made available by the bridge commitment parties, which facilities are referred to in this proxy statement/prospectus as the take-out facilities, and the commitment parties in relation to the take-out facilities, the take-out commitment parties.

        The bridge commitment parties' obligation to fund the bridge facility and the take-out commitment parties' obligation to fund the take-out facilities are subject to certain limited conditions as set forth in the bridge facility agreement and the take-out facilities agreement, respectively, including, among others, all relevant consents to the transaction having been received, all conditions to closing under the merger agreement have been satisfied and that the transaction will be consummated substantially simultaneously with the first utilization of the relevant facility, and other customary conditions to completion. The commitments to provide the financing under the bridge facility are available for an initial term of 12 months from the earlier of (i) the date of completion of the acquisition and (ii) December 12, 2021, with up to two six-month extensions available at the discretion of AstraZeneca. The commitments to provide the term loan financing under the take-out facilities are available for a period which corresponds with the period in which closing can occur under the merger agreement.

        For more information, see the section entitled "The Merger Proposal—Description of Debt Financing."

Comparison of Shareholders' Rights (page 159)

        For a summary of the material differences between the rights of AstraZeneca shareholders and the existing rights of Alexion stockholders, see the section entitled "Comparison of AstraZeneca Shareholders and Alexion Stockholders Rights."

Conditions to the Transaction (page 113)

        Each party's obligation to complete the transaction is subject to the satisfaction or waiver of the following mutual conditions:

  •
  adoption of the merger agreement by Alexion stockholders;

  •
  approval of the transactions contemplated by the merger agreement by the AstraZeneca shareholders;

  •
  approval of the AstraZeneca ADSs (and the ordinary shares represented thereby) to be issued in the transaction for listing on Nasdaq, subject to official notice of issuance;

  •
  approval by the FCA of the application for admission of the ordinary shares represented by the AstraZeneca ADSs to be issued in connection with the transaction to the premium segment of the FCA's official list;

  •
  the LSE having acknowledged that the ordinary shares represented by the AstraZeneca ADSs to be issued in connection with the transaction shall be admitted to trading on the LSE's main market for listed securities;

  •
  expiration or early termination of the waiting period applicable to the completion of the transaction under the HSR Act and the receipt of required approvals under the antitrust laws and foreign investment laws of certain specified foreign jurisdictions;

  •
  effectiveness of the registration statement for the AstraZeneca ordinary shares to be issued in the transaction (of which this proxy statement/prospectus forms a part) and of the registration statement on Form F-6 relating to the AstraZeneca ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

  •
  the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits completion of the transaction, and the absence of any applicable law enacted, entered or promulgated by any governmental authority that remains in effect and prohibits or makes illegal completion of the transaction; and

  •
  approval by the FCA of the shareholder circular and the distribution thereof to AstraZeneca shareholders in accordance with the FCA's listing rules and the memorandum and articles of association of AstraZeneca.

        The obligations of AstraZeneca, Bidco and each Merger Sub to complete the transaction are subject to the satisfaction or waiver of further conditions, including:

  •
  the accuracy of the representations and warranties of Alexion contained in the merger agreement as of the date of the merger agreement and as of the closing date (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

  •
  Alexion having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the first effective time; and

  •
  AstraZeneca's receipt of a certificate of an executive officer of Alexion, certifying that the conditions set forth in the two bullets directly above have been satisfied.

        The obligation of Alexion to complete the transaction is subject to the satisfaction or waiver of further conditions, including:

  •
  the accuracy of the representations and warranties of AstraZeneca, Bidco and each Merger Sub contained in the merger agreement as of the date of the merger agreement and as of the closing date (other than representations that by their terms speak specifically as of another date), subject to the materiality standards provided in the merger agreement;

  •
  each of AstraZeneca, Bidco and each Merger Sub having performed in all material respects the obligations required to be performed by it under the merger agreement at or prior to the first effective time;

  •
  Alexion's receipt of a certificate of an executive officer of AstraZeneca, certifying that the conditions set forth in the two bullets directly above have been satisfied; and

  •
  the receipt by Alexion of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Alexion, or Freshfields Bruckhaus Deringer US LLP, counsel to AstraZeneca, dated as of the closing date, in form and substance reasonably satisfactory to Alexion, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition to Alexion stockholders (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8).

No Solicitation (page 123)

        The merger agreement generally restricts Alexion's and AstraZeneca's ability to: (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any acquisition proposal, (ii) (A) enter into or participate in any discussions or negotiations regarding, (B) furnish to any third party any information or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal, or (iii) approve, recommend or enter into or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle (whether written or oral, binding or nonbinding) with respect to an acquisition proposal.

        However, under certain circumstances specified in the merger agreement, Alexion or AstraZeneca, as applicable, is permitted to furnish information with respect to it and its subsidiaries to third parties and participate in discussions or negotiations with such third parties in response to unsolicited acquisition proposals if, prior to taking such action, such party's board of directors determines in good faith, after consultation with outside legal counsel and financial advisor, that based on the information then available and after consultation with its outside legal counsel and financial advisor, such acquisition proposal either constitutes a "superior proposal" (as defined in the section entitled "The Merger Agreement—No Solicitation") or could reasonably be expected to result in a superior proposal.

        For further information, including what constitutes an "acquisition proposal" and a "superior proposal," see the section entitled "The Merger Agreement—No Solicitation."

Termination of the Merger Agreement (page 133)

        Subject to conditions and circumstances described in the merger agreement, the merger agreement may be terminated as follows:

  •
  by mutual written consent of Alexion and AstraZeneca;

  •
  by either Alexion or AstraZeneca if the transaction is not completed by December 12, 2021, subject to extension until March 12, 2022, in specified circumstances;

  •
  by either Alexion or AstraZeneca if: (i) AstraZeneca shareholders fail to approve the transactions contemplated by the merger agreement upon a vote taken on a proposal to approve the transactions contemplated by the merger agreement at the AstraZeneca shareholder meeting or (ii) Alexion stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Alexion special meeting;

  •
  by either Alexion or AstraZeneca if a governmental entity issues a final and non-appealable injunction permanently restraining or enjoining the completion of the transaction;

  •
  by AstraZeneca if: (i) Alexion breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the end date or is not cured within the earlier of 45 days after the giving of notice thereof by AstraZeneca or the end date, or (ii) prior to the adoption of the merger agreement by Alexion stockholders, (a) the Alexion Board makes an adverse recommendation change, (b) Alexion fails to publicly confirm to Alexion stockholders, within 10 business days after the commencement of a tender or exchange offer subject to Regulation 14D under the

    U.S. Exchange Act that constitutes an acquisition proposal, that Alexion recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter), or (c) Alexion commits a wilful breach of its no solicit obligations or its obligation to hold the Alexion special meeting; and

  •
  by Alexion if: (i) AstraZeneca, Bidco or either Merger Sub breaches any of its representations or warranties or fails to perform any of the covenants or agreements under the merger agreement, and such breach or failure to perform (a) would give rise to the failure of a closing condition and (b) is incapable of being cured prior to the end date or is not cured within the earlier of 45 days after the giving of notice thereof by Alexion or the end date, (ii) prior to the approval of the transactions contemplated by the merger agreement by Alexion stockholders, (a) the AstraZeneca Board makes an adverse recommendation change, (b) AstraZeneca fails to publicly confirm to AstraZeneca shareholders, within ten business days after the commencement of an offer (as defined in the U.K. Code) or tender or exchange offer subject to Regulation 14D under the U.S. Exchange Act that constitutes an acquisition proposal, that AstraZeneca recommends rejection of such offer or tender or exchange offer (or shall have withdrawn any such rejection thereafter), or (c) AstraZeneca commits a wilful breach of its no solicit obligations or its obligation to hold the AstraZeneca special meeting or (iii) prior to the adoption of the merger agreement by Alexion stockholders, Alexion terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.

Your Rights as an AstraZeneca Shareholder Will Be Different from Your Rights as an Alexion Stockholder (page 159)

        Upon the completion of the transaction, each eligible share of Alexion common stock will be converted into the right to receive the merger consideration, consisting of (1) 2.1243 AstraZeneca ADSs (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such AstraZeneca ADSs) and (2) $60.00 in cash, without interest. As a result, Alexion stockholders will have different rights once they become AstraZeneca shareholders (whether directly or via their holding of AstraZeneca ADSs) due to differences between the organizational documents of AstraZeneca and Alexion and differences between Delaware law, where Alexion is incorporated, and the laws of England and Wales, where AstraZeneca is incorporated. For a summary of the material differences between the rights of AstraZeneca shareholders and the existing rights of Alexion stockholders, see the section entitled "Comparison of Rights of AstraZeneca Shareholders and Alexion Stockholders."

Interests of Alexion's Directors and Executive Officers in the Transaction (page 79)

        In considering the recommendation of the Alexion board of directors to adopt the merger agreement, Alexion stockholders should be aware that Alexion's directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Alexion stockholders generally, including potential severance benefits, treatment of outstanding Alexion equity awards in connection with the transaction, potential transaction bonuses, and rights to ongoing indemnification and insurance coverage. Alexion's board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve and declare advisable the merger agreement and the transactions contemplated by the merger agreement (including the transaction), and in recommending to Alexion stockholders that the merger agreement be approved.

        These interests are discussed in more detail in the section entitled "The Merger Proposal—Interests of Alexion's Directors and Executive Officers in the Transaction." The Alexion board of directors was aware of the different or additional interests described herein and considered these interests along with other matters in approving and adopting the merger agreement.

Recent Developments (page 104)

        On December 17, 2015, AstraZeneca entered into an agreement to acquire 55% of the entire issued share capital of Acerta Pharma ("Acerta") for an upfront payment of US$2.5 billion, which was paid in 2016. A further payment of US$1.5 billion was paid in 2017 on receipt of the first regulatory approval for Calquence (acalabrutinib) for any indication in the U.S. The agreement included options which, if exercised, provided the opportunity for Acerta shareholders to sell, and AstraZeneca to buy, the remaining 45% of shares in Acerta. The final condition for these options to be exercised was satisfied in November 2020 when Calquence (acalabrutinib) received marketing approval in the EU. AstraZeneca exercised its option to acquire the remaining 45% of shares in Acerta in April 2021.

        The agreement originally provided that the remaining 45% of shares in Acerta would be acquired at a price of approximately US$3 billion net of certain costs and payments incurred by AstraZeneca and net of agreed future adjusting items, using a pre-agreed pricing mechanism. In October 2019, an amendment agreement came into effect, changing the timing of payments and reducing the maximum consideration that would be required to be made to acquire the remaining outstanding shares of Acerta if the options were exercised. The payments are to be made in similar annual installments in 2022, 2023 and 2024. The changes to the terms were reflected in the assumptions which were used to calculate the amortized cost of the option liability as at December 31, 2020 of US$2.3 billion.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        From time to time, AstraZeneca and Alexion make written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable UK securities legislation. This proxy statement/prospectus, including information incorporated by reference into this proxy statement/prospectus, may contain certain forward-looking statements with respect to the operations, performance and financial condition of Alexion and AstraZeneca, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures, statements about projections as to the anticipated benefits of the transaction, the impact of the transaction on Alexion's and AstraZeneca's businesses and future financial and operating results, the amount and timing of synergies from the transaction, the terms and scope of the debt financing for the transaction and the aggregate amount of indebtedness of the combined company following the closing of the transaction. Although AstraZeneca and Alexion believe their respective expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. Forward-looking statements are typically identified by words such as 'anticipates', 'believes', 'expects', 'intends' and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond AstraZeneca and Alexion's control, include, among other things:

  •
  the risk of failure or delay in delivery of pipeline or launch of new medicines

  •
  the risk of failure to meet regulatory or ethical requirements for medicine development or approval

  •
  the risk of failure to obtain, defend and enforce effective intellectual property (IP) protection and IP challenges by third parties

  •
  the impact of competitive pressures including expiry or loss of IP rights, and generic and biosimilar competition

  •
  the impact of price controls and reductions

  •
  the impact of economic, regulatory and political pressures

  •
  the impact of uncertainty and volatility in relation to the UK's exit from the EU

  •
  the risk of failures or delays in the quality or execution of commercial strategies

  •
  the risk of failure to maintain supply of compliant, quality medicines

  •
  the risk of illegal trade in medicines

  •
  the impact of reliance on third-party goods and services

  •
  the risk of failure in information technology, data protection or cybercrime

  •
  the risk of failure of critical processes

  •
  any expected gains from productivity initiatives are uncertain

  •
  the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce, including following the consummation of the transaction

  •
  the risk of failure to adhere to applicable laws, rules and regulations

  •
  the risk of the safety and efficacy of marketed medicines being questioned

  •
  the risk of adverse outcome of litigation and/or governmental investigations, including relating to the transaction

  •
  the risk of failure to adhere to increasingly stringent anti-bribery and anti-corruption legislation

  •
  the risk of failure to achieve strategic plans or meet targets or expectations

  •
  the risk of failure in financial control or the occurrence of fraud

  •
  the risk of unexpected deterioration in AstraZeneca's or Alexion's financial position

  •
  the impact that the COVID-19 global pandemic may have or continue to have on these risks, on AstraZeneca's or Alexion's ability to continue to mitigate these risks, and on AstraZeneca's or Alexion's operations, financial results or financial condition

  •
  the risk that a condition to the closing of the transaction may not be satisfied, or that a regulatory approval that may be required for the transaction is delayed or is obtained subject to conditions that are not anticipated

  •
  the risk that AstraZeneca is unable to achieve the synergies and value creation contemplated by the transaction, or that AstraZeneca is unable to promptly and effectively integrate Alexion's businesses

  •
  and the risk that management's time and attention are diverted on transaction-related issues or that disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships

        Alexion and AstraZeneca caution that the foregoing list of important factors is not exhaustive and other factors could also adversely affect the completion of the transaction and the future results of Alexion or AstraZeneca. The forward-looking statements speak only as of the date of this proxy statement/prospectus, in the case of forward-looking statements contained in this proxy statement/prospectus, or the dates of the documents incorporated by reference into this proxy statement/prospectus, in the case of forward-looking statements made in those incorporated documents. When relying on AstraZeneca's or Alexion's forward-looking statements to make decisions with respect to AstraZeneca and Alexion, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by applicable law or regulation, Alexion and AstraZeneca do not undertake to update any forward-looking statement, whether written or oral, to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. Alexion and AstraZeneca and their respective directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this proxy statement/prospectus is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. Nothing in this proxy statement/prospectus should be construed as a profit forecast.

        For additional information about factors that could cause AstraZeneca's and Alexion's results to differ materially from those described in the forward-looking statements, please see the section entitled "Risk Factors" as well as in the reports that Alexion and AstraZeneca have filed with the SEC described in the section entitled "Where You Can Find Additional Information."

        All written or oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to AstraZeneca, Alexion or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ALEXION

        The following table presents selected historical consolidated financial data of Alexion. The selected historical consolidated financial data of Alexion for each of the years ended December 31, 2020, 2019 and 2018, and as of December 31, 2020 and 2019, are derived from Alexion's audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data of Alexion for each of the years ended December 31, 2017 and 2016, and as of December 31, 2018, 2017 and 2016, are derived from Alexion's audited consolidated financial statements for such years, which have not been incorporated by reference into this proxy statement/prospectus.

        The following selected historical consolidated financial data of Alexion set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with Alexion's audited consolidated financial statements contained in its Annual Report on Form 10-K for the year ended December 31, 2020, including "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the notes to Alexion's consolidated financial statements for certain information that may affect the comparability of results as well as material uncertainties regarding Alexion's future financial condition and results of operations. See the section entitled "Where You Can Find Additional Information" beginning on page 185 of this proxy statement/prospectus.

	Year Ended December 31,
	2020	2019	2018	2017	2016
	(Amounts in millions, except per share amounts)
Consolidated Statements of Operations Data:
Net product sales	$6,069.1	$4,990.0	$4,130.1	$3,549.5	$3,081.7
Other revenue	0.8	1.1	1.1	1.6	2.4

Total revenues	6,069.9	4,991.1	4,131.2	3,551.1	3,084.1
Costs and expenses:
Cost of sales (exclusive of amortization of purchased intangible assets)(1)	553.5	394.5	374.3	454.2	258.3
Research and development	1,002.9	886.0	730.4	878.4	757.2
Selling, general and administrative	1,399.9	1,261.1	1,111.8	1,094.4	953.0
Acquired in-process research and development(2)	—	(4.1)	1,183.0	—	—
Amortization of purchased intangible assets(4)	253.7	309.6	320.1	320.1	322.2
Change in fair value of contingent consideration	61.2	11.6	116.5	41.0	35.7
Acquisition-related costs(3)	117.6	—	—	—	2.3
Restructuring expenses(1)	10.3	12.0	25.5	104.6	3.0
Impairment of intangible assets(4)	2,053.3	—	—	31.0	85.0
Gain on sale of asset	(14.8)	—	—	—	—

Total costs and expenses	5,437.6	2,870.7	3,861.6	2,923.7	2,416.7

Operating income	632.3	2,120.4	269.6	627.4	667.4
Other income and (expense)(5)(6)	(63.3)	58.4	(27.4)	(79.6)	(91.2)

Income before income taxes	569.0	2,178.8	242.2	547.8	576.2
Income tax (benefit) expense(4)(7)(8)(9)	(34.4)	(225.5)	164.6	104.5	176.8

Net income	$603.4	$2,404.3	$77.6	$443.3	$399.4

Earnings per common share
Basic	$2.74	$10.77	$0.35	$1.98	$1.78

Diluted	$2.72	$10.70	$0.35	$1.97	$1.76

Shares used in computing earnings per common share
Basic	220.1	223.2	222.7	223.9	224.3

Diluted	222.0	224.8	224.5	225.4	226.3

	As of December 31,
	2020	2019	2018	2017	2016
	(Dollars in millions, except per share data)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$2,999.4	$2,749.5	$1,563.8	$1,474.1	$1,293.4
Total assets(4)(7)(10)	18,103.0	17,544.6	13,931.9	13,583.3	13,253.3
Long-term debt (current and noncurrent)	2,562.0	2,501.7	2,595.5	2,888.1	3,055.1
Contingent consideration (current and noncurrent)(11)	414.3	192.4	280.8	168.9	152.9
Financing lease obligations (current and noncurrent)(12)	72.9	78.1	372.2	353.3	243.4
Total liabilities(7)(10)	6,451.8	6,272.8	4,766.6	4,690.2	4,559.5
Total stockholders' equity	11,651.2	11,271.8	9,165.3	8,893.1	8,693.8

(1)
In 2017, Alexion committed to an operational plan to re-align the global organization with its refocused corporate strategy. As a result of this re-alignment, in 2017, Alexion recorded additional asset related charges of $152.1 associated with the planned closure of the Alexion Rhode Island Manufacturing Facility to cost of sales (the facility was subsequently sold in 2018). These charges primarily relate to accelerated depreciation and the impairment of manufacturing assets. Additionally, the re-alignment in 2017 resulted in restructuring expenses of $104.6, primarily related to employee separation costs.

(2)
In the second quarter 2018, Alexion completed the acquisition of Wilson Therapeutics AB (publ). Alexion acquired in-process research and development related to WTX101, an early Phase III asset in development for the treatment of Wilson Disease. Due to the stage of development of this asset, the value of this asset of $803.7 was expensed during 2018. In the fourth quarter of 2018, Alexion completed the acquisition of Syntimmune, Inc. Alexion acquired in-process research and development related to SYNT001, which was in Phase 1b/2a trials and in development for the treatment of Immunoglobulin G and IgG-mediated autoimmune diseases. Due to the stage of development of this asset, the value of this asset of $379.3 was expensed during 2018. In connection with the agreement of the final working capital adjustment for the Syntimmune acquisition, Alexion recognized a benefit of $4.1 associated with previously acquired in-process research and development in the second quarter 2019.

(3)
In 2020, Alexion recorded $117.6 of acquisition-related costs primarily in connection with Alexion's Achillion and Portola acquisitions.

(4)
In the second quarter 2020, Alexion recognized impairment charges of $2,053.3, primarily related to Alexion's KANUMA intangible asset. The KANUMA impairment charge resulted in a decrease in amortization of purchased intangible assets during 2020. The recognized impairment charges resulted in a deferred tax benefit of $379.8.

(5)
In 2020, 2019 and 2018, Alexion recorded gains of $76.5, $59.7 and $43.0, respectively, on Alexion's strategic equity investments.

(6)
In 2019, Alexion amended the terms of its agreement with Caelum Biosciences which resulted in the recognition of a $32.0 gain. In 2020, in connection with entering into the merger agreement with AstraZeneca, Alexion determined the fair value of its option to acquire the remaining equity of Caelum decreased as a result of a change to the expected option exercise date. This resulted in a $49.0 impairment charge.

(7)
In 2019, Alexion recognized a net tax benefit of $115.8 attributable to the integration of intellectual property of Wilson Therapeutics into the Alexion corporate structure, a $17.0 tax benefit attributable to the completion of a comprehensive analysis of Alexion's prior year estimate related to Alexion's foreign-derived intangible income ("FDII"), and a $382.2 tax benefit attributable to the completion of an intra-entity asset transfer of certain intellectual property within its captive foreign partnership. Alexion recognized deferred tax assets of $2,221.5 and deferred tax liabilities of $1,839.3 in connection with the intra-entity asset transfer.

(8)
Alexion recognized tax (benefit) expense of $(56.5) and $45.8 in 2018 and 2017, respectively, as a result of the Tax Cuts and Jobs Act. In 2017, Alexion recorded certain impacts of the Tax Act on a provisional basis. As of December 22, 2018, Alexion's accounting for the impact of the Tax Act was complete.

(9)
In 2016, Alexion recognized deferred tax expense of $119.3 associated with the distribution of earnings from its captive foreign partnership.

(10)
In 2020, in connection with its Achillion and Portola acquisitions, Alexion recorded net assets acquired of $1,061.2 and $1,621.6, respectively. The acquisitions of Achillion and Portola were accounted for as business combinations.

(11)
In the first quarter 2020, in connection with its Achillion acquisition, Alexion recorded an initial fair value estimate of contingent consideration in the form of non-tradeable contingent value rights (CVRs) of $160.7. As of December 31, 2020, the fair value of the contingent consideration for the Achillion acquisition was $210.6.

(12)
Upon adoption of the new lease standard in 2019, Alexion derecognized $372.2 of facility lease obligations associated with previously existing build to-suit arrangements and capitalized $83.1 of financing lease liabilities. Financing lease liabilities as a result of the new standard are included in other current liabilities and other liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF ASTRAZENECA

        The following selected historical consolidated financial data prepared in accordance IFRS is derived from AstraZeneca's audited consolidated financial statements as of and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016. The information set forth below is only a summary that you should read together with the historical audited consolidated financial statements of AstraZeneca and the related notes, as well as AstraZeneca's consolidated financial statements for the fiscal year ended December 31, 2020, filed on Form 20-F on February 16, 2021, which is incorporated by reference into this proxy statement/prospectus. Historical results are not necessarily indicative of any results to be expected in the future.

        The following selected historical consolidated financial data of AstraZeneca set forth below is only a summary and is not necessarily indicative of future results. You should read the following information in conjunction with AstraZeneca's audited consolidated financial statements contained in its Annual Report on Form 20-F for the year ended December 31, 2020 and the notes to AstraZeneca's consolidated financial statements for certain information that may affect the comparability of results as well as material uncertainties regarding AstraZeneca's future financial condition and results of operations. See the section entitled "Where You Can Find Additional Information" beginning on page 185 of this proxy statement/prospectus.

	As of and for The Year Ended December 31
	($ millions, except number of shares and per share information)
	2020	2019	2018	2017	2016
Income statement data:
Total revenue	26,617	24,384	22,090	22,465	23,002
Cost of sales	(5,299)	(4,921)	(4,936)	(4,318)	(4,126)
Gross profit	21,318	19,463	17,154	18,147	18,876
Total operating expenses	(17,684)	(18,080)	(16,294)	(16,300)	(15,629)
Other operating income and expense	1,528	1,541	2,527	1,830	1,655
Operating profit	5,162	2,924	3,387	3,677	4,902
Net finance expense	(1,219)	(1,260)	(1,281)	(1,395)	(1,317)
Share of after tax losses in associates and joint ventures	(27)	(116)	(113)	(55)	(33)
Profit before tax	3,916	1,548	1,993	2,227	3,552
Taxation	(772)	(321)	57	641	(146)
Profit for the period	3,144	1,227	2,050	2,868	3,406
Per share data:
Basic weighted average number of ordinary shares, in millions	1,312	1,301	1,267	1,266	1,265
Basic earnings per share ($)	2.44	1.03	1.70	2.37	2.77
Balance sheet data:
Assets:
Non-current assets	47,185	45,814	45,060	50,204	49,264
Current assets	19,544	15,563	15,591	13,150	13,262
Total assets	66,729	61,377	60,651	63,354	62,526
Liabilities:
Non-current liabilities	30,784	28,664	30,315	30,329	30,601
Current liabilities	20,307	18,117	16,292	16,383	15,256
Total liabilities	51,091	46,781	46,607	46,712	45,857
Total equity	15,638	14,596	14,044	16,642	16,669
Cash flow data:
Net cash inflow from operating activities	4,799	2,969	2,618	3,578	4,145
Net cash (outflow)/inflow from investing activities	(285)	(657)	963	(2,328)	(3,969)
Net cash outflow from financing activities	(2,203)	(1,765)	(2,044)	(2,936)	(1,324)

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

        The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting for business combinations under IFRS, with AstraZeneca being the accounting and legal acquirer. The following information should be read in conjunction with the respective audited consolidated financial statements of Alexion and AstraZeneca for the year ended December 31, 2020, including the respective notes thereto, which are incorporated by reference into this proxy statement/prospectus.

        The selected unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2020, has been prepared to give effect to the transaction as if it occurred on January 1, 2020. The selected unaudited pro forma condensed combined statement of financial position as at December 31, 2020, has been prepared to give effect to the transaction as if it had occurred on December 31, 2020.

        The selected unaudited pro forma condensed combined financial data, which is preliminary in nature, has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma combined financial information of the combined company and the accompanying notes appearing in the section entitled "Unaudited Pro forma condensed combined Financial Information." The unaudited pro forma condensed combined financial information has been presented in accordance with SEC Regulation S-X Article 11 for illustrative purposes only and is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the transaction been completed as of the dates indicated. In addition, the selected unaudited pro forma condensed combined financial data does not purport to project the future financial position or operating results of the combined company.

Unaudited Pro Forma Condensed Combined Income Statement

(in $ millions)	For the year ended December 31, 2020
Total revenue	32,686
Operating profit	371
Profit/(loss) for the period	(723)
Basic earnings/(loss) per share ($)	(0.43)
Basic weighted average shares outstanding (millions)	1,546

Unaudited Pro Forma Condensed Combined Statement of Financial Position

(in $ millions)	As of December 31, 2020
Non-current assets	84,055
Current assets	29,251
Non-current liabilities	(40,392)
Current liabilities	(34,373)
Total equity	38,541

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        AstraZeneca ADSs are currently listed on Nasdaq under the ticker symbol "AZN" and Alexion common stock is currently listed on Nasdaq under the ticker symbol "ALXN."

        The table below sets forth, for the periods indicated, the per share high and low sales prices for AstraZeneca ADSs as reported on Nasdaq and for Alexion common stock as reported on Nasdaq. Numbers have been rounded to the nearest whole cent.

Annual information for the past five calendar years

	AstraZeneca ADSs Nasdaq		Alexion Common Stock Nasdaq
	High	Low	High	Low
	(in US$)		(in US$)
2020	64.94	38.89	160.03	72.67
2019	51.23	35.30	141.86	94.59
2018	41.78	33.40	140.77	92.56
2017	35.60	26.51	149.34	96.18
2016	34.51	25.55	163.71	109.12

Quarterly information for the past two years and subsequent quarters

	AstraZeneca ADSs Nasdaq		Alexion Common Stock Nasdaq
	High	Low	High	Low
	(in US$)		(in US$)
2021
Second Quarter (through April 7)	49.80	48.26	154.79	151.75
First Quarter	54.65	46.48	162.60	146.97
2020
Fourth Quarter	58.08	48.17	160.03	110.40
Third Quarter	64.94	52.39	120.81	99.91
Second Quarter	57.44	42.80	121.50	87.10
First Quarter	51.55	36.15	114.50	72.67
2019
Fourth Quarter	51.23	42.25	116.59	94.59
Third Quarter	46.22	39.85	134.84	94.93
Second Quarter	42.08	36.83	141.86	112.86
First Quarter	43.30	35.30	138.32	95.16

        The above table shows only historical data. The data may not provide meaningful information to Alexion stockholders in determining whether to adopt the merger agreement. Alexion stockholders are urged to obtain current market quotations for Alexion common stock and AstraZeneca ADSs and to review carefully the other information contained in, or incorporated by reference into, this proxy statement/prospectus, when considering whether to adopt the merger agreement. For more information, see the section entitled "Where You Can Find Additional Information."

        The following table presents the closing price per share of AstraZeneca ADSs on Nasdaq and of Alexion common stock on Nasdaq on (i) December 11, 2020, the last full trading day prior to the public announcement of the signing of the merger agreement, and (ii) April 7, 2021, the last practicable trading day prior to the mailing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of Alexion common stock, which was calculated by multiplying the closing price of AstraZeneca ADSs on Nasdaq on those dates by the exchange ratio and adding the cash consideration.

Date	AstraZeneca ADSs Nasdaq	Alexion Common Stock Nasdaq	Equivalent value of merger consideration per share of Alexion stock based on price of AstraZeneca ADSs on Nasdaq
	(US$)	(US$)	(US$)
December 11, 2020	54.27	120.98	175.29
April 7, 2021	48.42	152.35	162.86

        Alexion stockholders will not receive the merger consideration until the transaction is completed, which may occur a substantial period of time after the Alexion special meeting, or not at all. There can be no assurance as to the trading prices of Alexion common stock or AstraZeneca ADSs at the time of the completion of the transaction. The market prices of Alexion common stock and AstraZeneca ADSs are likely to fluctuate prior to completion of the transaction and cannot be predicted. We urge you to obtain current market quotations for both Alexion common stock and AstraZeneca ADSs.

        The table below sets forth the dividends declared per AstraZeneca ADS and the dividends declared per share of Alexion common stock for the periods indicated.

	AstraZeneca	Alexion
	(US$)	(US$)
Year Ended December 31,
2020	$1.40	—
2019	$1.40	—
2018	$1.40	—
2017	$1.40	—
2016	$1.40	—

UNAUDITED HISTORICAL COMPARATIVE PER SHARE DATA

        The following tables present, as of the dates and for the periods indicated, selected historical, pro forma and pro forma equivalent per share financial information for AstraZeneca ordinary shares and Alexion common stock. You should read this information in conjunction with, and the information is qualified in its entirety by (i) the consolidated financial statements of AstraZeneca and notes thereto incorporated by reference into this proxy statement/prospectus, (ii) the consolidated financial statements of Alexion and notes thereto incorporated by reference into this proxy statement/prospectus, and (iii) the financial information contained in the "Unaudited Pro forma condensed combined Financial Information" and notes thereto included elsewhere in this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled "Where You Can Find Additional Information."

        The following pro forma information has been prepared in accordance with the rules and regulations of the SEC and accordingly includes the effects of acquisition accounting. It does not reflect cost savings, synergies or certain other adjustments that may result from the transaction. This information is presented for illustrative purposes only. You should not rely on the pro forma combined or equivalent pro forma amounts as they are not necessarily indicative of the operating results or financial position that would have occurred if the transaction had been completed as of the dates indicated, nor are they necessarily indicative of the future operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and transaction-related costs, or other factors that may result as a consequence of the transaction and, accordingly, does not attempt to predict or suggest future results.

        The following table assumes the issuance of 235,149,198 AstraZeneca ordinary shares in connection with the transaction, which is the number of shares issuable by AstraZeneca in connection with the transaction assuming the transaction was completed on April 7, 2021 and based on the number of outstanding shares of Alexion common stock at that time. As discussed in this proxy statement/prospectus, the actual number of AstraZeneca ordinary shares issuable in the transaction will be adjusted based on the number of shares of Alexion common stock outstanding at the completion of the transaction. The pro forma data in the tables assume that the transaction occurred on January 1, 2020 for income statement purposes and on December 31, 2020 for balance sheet purposes, and that the transaction is accounted for as a business combination.

        The unaudited equivalent pro forma per share combined information for Alexion set forth below shows the effect of the transaction from the perspective of an Alexion stockholder. The information was calculated by multiplying the unaudited pro forma combined per share data for AstraZeneca ordinary shares by 1.06215 (the quotient obtained by dividing (i) the exchange ratio by (ii) 2.0).

Year Ended December 31, 2020
(US$)
AstraZeneca Historical per Ordinary Share Data:
Net Earnings/(Loss)—basic	2.44
Net Earnings/(Loss)—diluted	2.44
Cash dividends paid	2.72
Book Value	11.9
Alexion Historical per Common Share Data:
Net Earnings/(Loss)—basic	2.74
Net Earnings/(Loss)—diluted	2.72
Cash dividends declared	—
Book Value	52.9
Unaudited Pro Forma Combined per AstraZeneca Ordinary Share Data:
Net (Loss)—basic	(0.43)
Net Earnings/(Loss)—diluted	(0.43)
Cash dividends paid	2.31
Book Value	24.92
Unaudited Pro Forma Combined per Alexion Equivalent Share Data:
Net (Loss)—basic	(0.46)
Net (Loss)—diluted	(0.46)
Cash dividends paid	2.45
Book Value	26.47

RISK FACTORS

        You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the transaction proposal, the compensation proposal or the adjournment proposal. As a holder of AstraZeneca ADSs or ordinary shares following completion of the transaction, you will be subject to all risks inherent in the business of AstraZeneca in addition to the risks relating to Alexion. The market value of your AstraZeneca ADSs or ordinary shares will reflect the performance of the business relative to, among other things, that of the competitors of AstraZeneca and Alexion and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled "Where You Can Find Additional Information."

Risks Relating to the Transaction

Because the market value of AstraZeneca ADSs that Alexion stockholders will receive in the transaction may fluctuate, Alexion stockholders cannot be sure of the market value of the merger consideration that they will receive in the transaction.

        As merger consideration, Alexion stockholders will receive (1) $60.00 in cash, without interest and (2) a fixed number of AstraZeneca ADSs, not a number of shares that will be determined based on a fixed market value. The market value of AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby) and the market value of Alexion common stock at the first effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus, the date of the Alexion special meeting or the date of completion of the transaction. Stock price changes may result from a variety of factors, including changes in AstraZeneca's or Alexion's respective businesses, operations or prospects, regulatory considerations and general business, market, industry or economic conditions. The exchange ratio will not be adjusted to reflect any changes in the market value of AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby), the comparative value of pounds sterling and the U.S. dollar or market value of the Alexion common stock. Therefore, the aggregate market value of the AstraZeneca ADSs that an Alexion stockholder is entitled to receive at the time that the transaction is completed could vary significantly from the value of such shares on the date of this proxy statement/prospectus, the date of the Alexion special meeting or the date on which an Alexion stockholder actually receives its AstraZeneca ADSs.

Upon completion of the transaction, Alexion stockholders will become AstraZeneca ADS holders, and the market price for AstraZeneca ADSs may be affected by factors different from those that historically have affected Alexion.

        Upon completion of the transaction, Alexion stockholders will become AstraZeneca ADS holders or AstraZeneca shareholders. AstraZeneca's businesses differ from those of Alexion, and accordingly, the results of operations of AstraZeneca will be affected by some factors that are different from those currently affecting the results of operations of Alexion. For a discussion of the businesses of Alexion and AstraZeneca and of some important factors to consider in connection with those businesses, see the documents incorporated by reference in this proxy statement/prospectus and referred to in the section entitled "Where You Can Find Additional Information."

Certain rights of Alexion stockholders will change as a result of the transaction.

        Upon completion of the transaction, Alexion stockholders will no longer be stockholders of Alexion, a Delaware corporation, but will be AstraZeneca ADS holders or AstraZeneca shareholders.

AstraZeneca is a public limited company incorporated under the laws of England and Wales. There will be certain differences between your current rights as an Alexion stockholder, on the one hand, and the rights to which you will be entitled as an AstraZeneca ADS holder or AstraZeneca shareholder, on the other hand. For a more detailed discussion of the differences in the rights of Alexion stockholders and AstraZeneca shareholders, see the section entitled "Comparison of Rights of AstraZeneca Shareholders and Alexion Stockholders."

There is no assurance when or if the transaction will be completed.

        The completion of the transaction is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement, including, among others, (i) the adoption of the merger agreement by an affirmative vote of the holders of a majority of all of the outstanding shares of Alexion common stock entitled to vote at the Alexion special meeting, (ii) affirmative vote of at least a majority of the votes cast by holders of outstanding ordinary shares of AstraZeneca at a duly convened and held meeting of AstraZeneca's shareholders at which a quorum is present approving the transactions contemplated by the merger agreement, (iii) approval for listing on Nasdaq of the AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby) to be issued in connection with the transaction, subject to official notice of issuance, (iv) acknowledgement by the FCA of the approval of the application for the admission of AstraZeneca ordinary shares represented by the AstraZeneca ADSs to the premium segment of the official list, (v) acknowledgement by the FCA and the LSE of the admission of the AstraZeneca ordinary shares represented by the AstraZeneca ADSs to the premium segment of the FCA's official list and to trading on the LSE's main market for listed securities,, (vi) the expiration or early termination of the applicable waiting period under the HSR Act and the receipt of required approvals or expiration of waiting periods under the antitrust and foreign investment laws of other certain specified jurisdictions, (vii) the approval by the FCA of the shareholder circular and the distribution thereof to AstraZeneca shareholders in accordance with the FCA's listing rules and the memorandum and articles of association of AstraZeneca, (viii) the absence of any law, injunction or other order that prohibits or makes illegal the completion of the transaction, (ix) effectiveness of the registration statement for the AstraZeneca ordinary shares to be issued in the transaction (of which this proxy statement/prospectus forms a part) and of the registration statement on Form F-6 relating to the AstraZeneca ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC and (x) other customary closing conditions, including the accuracy of each party's representations and warranties (subject to specified materiality qualifiers), and each party's material compliance with its covenants and agreements contained in the merger agreement. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to complete the transaction.

In order to complete the transaction, AstraZeneca and Alexion must obtain certain governmental approvals, and if such approvals are not granted or are granted with conditions that become applicable to the parties, completion of the transaction may be delayed, jeopardized or prevented and the anticipated benefits of the merger could be reduced.

        No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the transaction will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Alexion and AstraZeneca or may impose requirements, limitations or costs or place restrictions on the conduct of Alexion's or AstraZeneca's business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Alexion or AstraZeneca. Such extended period of time also may increase the chance that other adverse effects with respect to Alexion or AstraZeneca could occur, such as the loss of key personnel. Even if all necessary approvals are obtained, no assurance can be given as to the terms, conditions and timing of such approvals. For more information, see the sections entitled "The Merger Proposal—Regulatory Approvals Required for the Transaction" and "The Merger Agreement—Conditions to Completion of the Transaction."

        The Alexion special meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the merger proposal is approved by Alexion stockholders, Alexion may not be required to seek further approval of Alexion stockholders.

The combined company may not realize all of the anticipated benefits of the transaction.

        AstraZeneca and Alexion believe that the transaction will provide benefits to the combined company as described elsewhere in this proxy statement/prospectus. However, there is a risk that some or all of the expected benefits of the transaction may fail to materialize, or may not occur within the time periods anticipated by AstraZeneca and Alexion. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of AstraZeneca and Alexion. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the combined company following the transaction difficult. Alexion and AstraZeneca have operated and, until completion of the transaction, will continue to operate, independently. The success of the transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies in a manner that results in various benefits, including, among other things, an expanded market reach and operating efficiencies that do not materially disrupt existing customer relationships nor result in decreased revenues or dividends due to the full or partial loss of customers. The past financial performance of each of Alexion and AstraZeneca may not be indicative of their future financial performance. The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management's attention and any delays or difficulties encountered in connection with the transaction and the coordination of the two companies' operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the transaction. The coordination process may also result in additional and unforeseen expenses.

        Failure to realize all of the anticipated benefits of the transaction may impact the financial performance of the combined company, the price of the combined company's ADSs (and the AstraZeneca ordinary shares represented thereby) and the ability of the combined company to continue paying dividends on its ordinary shares at levels per share consistent with the current dividend or at all. The declaration of dividends by the combined company will be at the discretion of its board of directors, which may determine at any time to cease paying dividends, lower the dividend level per share or not increase the dividend level per share.

The announcement and pendency of the transaction could adversely affect each of Alexion's and AstraZeneca's business, results of operations and financial condition.

        The announcement and pendency of the transaction could cause disruptions in and create uncertainty surrounding Alexion's and AstraZeneca's business, including affecting Alexion's and AstraZeneca's relationships with its existing and future customers, suppliers and employees, which could have an adverse effect on Alexion's or AstraZeneca's business, results of operations and financial condition, regardless of whether the transaction is completed. In particular, Alexion and AstraZeneca could potentially lose important personnel as a result of the departure of employees who decide to pursue other opportunities in light of the transaction. Alexion and AstraZeneca could also potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. In addition, each of Alexion and AstraZeneca has expended, and continues to expend, significant management resources in an effort to complete the transaction, which are being diverted from Alexion's and AstraZeneca's day-to-day operations.

        If the transaction is not completed, Alexion's and AstraZeneca's stock prices may fall to the extent that the current prices of Alexion common stock and AstraZeneca ADS (and the AstraZeneca ordinary shares represented thereby) reflect a market assumption that the transaction will be completed. In addition, the failure to complete the transaction may result in negative publicity or a negative impression of Alexion in the investment community and may affect Alexion's and AstraZeneca's relationship with employees, customers, suppliers and other partners in the business community.

Alexion and AstraZeneca will incur substantial transaction fees and costs in connection with the transaction.

        Alexion and AstraZeneca have incurred and expect to incur additional material non-recurring expenses in connection with the transaction and completion of the transactions contemplated by the merger agreement, including costs relating to obtaining required approvals and compensation change in control payments. Alexion and AstraZeneca have incurred significant financial services, accounting, tax and legal fees in connection with the process of negotiating and evaluating the terms of the transaction. Additional significant unanticipated costs may be incurred in the course of coordinating the businesses of Alexion and AstraZeneca after completion of the transaction. Even if the transaction is not completed, Alexion and AstraZeneca will need to pay certain costs relating to the transaction incurred prior to the date the transaction was abandoned, such as financial advisory, accounting, tax, legal, filing and printing fees. Such costs may be significant and could have an adverse effect on the parties' future results of operations, cash flows and financial condition. In addition to its own fees and expenses, in the event the Alexion stockholders do not approve the matters required to be voted upon, and the merger agreement is terminated, Alexion may be required to pay an amount equal to $270 million to AstraZeneca. In addition to its own fees and expenses, in the event the AstraZeneca shareholders do not approve the matters required to be voted upon, and the merger agreement is terminated, AstraZeneca may be required to pay an amount equal to $1.415 billion to Alexion. For more information, see the section entitled "The Merger Agreement—Termination Payments and Expenses."

The unaudited pro forma condensed combined financial information of Alexion and AstraZeneca is presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the combined company following the transaction.

        The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus has been prepared using the consolidated historical financial statements of AstraZeneca and Alexion, is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial condition of the combined company following the transaction. In addition, the pro forma combined financial information included in this proxy statement/prospectus is based in part on certain assumptions regarding the transaction. These assumptions may not prove to be accurate, and other factors may affect the combined company's results of operations or financial condition following the transaction. Accordingly, the historical and pro forma financial information included in this proxy statement/prospectus does not necessarily represent the combined company's results of operations and financial condition had Alexion and AstraZeneca operated as a combined entity during the periods presented, or of the combined company's results of operations and financial condition following completion of the transaction. The combined company's potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

        In preparing the pro forma financial information contained in this proxy statement/prospectus, AstraZeneca has given effect to, among other items, the completion of the transaction, the payment of the merger consideration and the indebtedness of AstraZeneca on a consolidated basis after giving effect to the transaction, including the indebtedness of Alexion. The unaudited pro forma financial information does not reflect all of the costs that are expected to be incurred by Alexion and AstraZeneca in connection with the transaction. For more information, see the section entitled "Unaudited Pro forma condensed combined Financial Information," including the notes thereto.

The substantial additional indebtedness that AstraZeneca will incur in connection with the transaction could adversely affect AstraZeneca's, and following consummation of the transaction, the combined company's, financial position, including by decreasing AstraZeneca's, and following consummation of the transaction, the combined company's, business flexibility and resulting in a reduction of AstraZeneca's, and following consummation of the transaction, the combined company's credit rating.

        Following consummation of the transaction, the combined company will have substantially increased borrowings compared to AstraZeneca's historical level of borrowings. AstraZeneca's consolidated borrowings were US$20.4 billion as at December 31, 2020. The combined company's pro forma borrowings as at December 31, 2020, if the transaction had been completed on December 31, 2020, would have been approximately US$37.3 billion, of which US$16.7 billion would have been at variable rates of interest as at December 31, 2020.

        AstraZeneca expects to incur up to US$17.5 billion of additional debt in connection with the transaction, as a result of financing to complete the transaction and to refinance debt assumed in the transaction. This increased level of borrowings could have the effect, among other things, of reducing the combined company's flexibility to respond to changing business and economic conditions and will have the effect of increasing the combined company's interest expense. In addition, the amount of cash required to service the combined company's increased borrowing levels and increased aggregate dividends following consummation of the transaction and thus the demands on the combined company's cash resources will be greater than the amount of cash flows required to service AstraZeneca's borrowings and pay dividends prior to the transaction. The increased levels of borrowings and dividends following consummation of the transaction could also reduce funds available for the combined company's investments in research and development and capital expenditures and other activities and may create competitive disadvantages for the combined company relative to other companies with lower debt levels.

        AstraZeneca's credit rating impacts the cost and availability of future borrowings and, accordingly, AstraZeneca's cost of capital. AstraZeneca's credit rating reflects each credit rating organization's opinion of AstraZeneca's financial and business strength, operating performance and ability to meet AstraZeneca's debt obligations. If AstraZeneca's credit rating is reduced, AstraZeneca may not be able to sell additional debt securities, borrow money, refinance the transaction facilities if drawn or establish alternatives to the transaction facilities in the amounts, at the times or interest rates or upon the more favourable terms and conditions that might be available if AstraZeneca's current credit rating is maintained.

        In addition, future borrowings under circumstances in which the combined company's debt is rated below investment grade may contain further restrictions that impose significant restrictions on the way the combined company operates following the transaction.

AstraZeneca or Alexion may waive one or more of the closing conditions without re-soliciting shareholder approval or stockholder approval, respectively.

        Certain conditions to AstraZeneca and Alexion's obligations, respectively, to complete the transaction may be waived, in whole or in part, to the extent legally permissible, either unilaterally or by agreement of AstraZeneca and Alexion. In the event that any such waiver does not require resolicitation of AstraZeneca's shareholders or an amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards, as applicable, the parties will have the discretion to complete the transaction without seeking further approval of AstraZeneca shareholders or Alexion stockholders, as applicable.

The opinion of Alexion's financial advisor rendered to Alexion's Board of Directors does not reflect changes in circumstances between the signing of the merger agreement and the completion of the transaction.

        Alexion's board of directors has received an opinion from BofA Securities, Inc. dated December 11, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities' written opinion, the merger consideration to be received in the transaction by holders of Alexion common stock was fair, from a financial point of view, to such holders, but has not obtained an updated opinion as of the date of this proxy statement/prospectus. Changes in the operations and prospects of AstraZeneca or Alexion, general market and economic conditions and other factors that may be beyond the control of AstraZeneca or Alexion, and on which the forecasts and assumptions used by Alexion's financial advisors in connection with rendering its opinion may have been based, may significantly alter the value of AstraZeneca or Alexion or the prices of the AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby) or of the shares of Alexion common stock by the time the transaction is completed. The opinion did not speak as of the time the transaction will be completed or as of any date other than the date of such opinion and Alexion's board of directors does not anticipate asking its financial advisor to update its opinion. The Alexion Board's recommendation that Alexion stockholders vote "FOR" approval of the merger proposal, "FOR" the non-binding compensation advisory proposal and "FOR" the adjournment proposal, however, is made as of the date of this proxy statement/prospectus.

        For a description of the opinion that Alexion's board of directors received from its financial advisor, see the section entitled "The Merger Proposal—Opinion of Alexion's Financial Advisor." A copy of the opinion of BofA Securities, Inc., Alexion's financial advisor, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety.

While the merger agreement is in effect, Alexion, AstraZeneca and their respective subsidiaries' businesses are subject to restrictions on their business activities.

        Under the merger agreement, Alexion, AstraZeneca and their respective subsidiaries have agreed to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course prior to completing the transaction (unless Alexion or AstraZeneca obtains the other's consent, as applicable, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Alexion's and AstraZeneca's ability to exercise certain of their respective business strategies. These restrictions may prevent Alexion and AstraZeneca from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, continuing share repurchase programs, incurring indebtedness or making changes to Alexion's and AstraZeneca's respective businesses prior to the completion of the transaction or termination of the merger agreement, as applicable. These restrictions could have an adverse effect on Alexion's and AstraZeneca's respective businesses, financial results, financial condition or stock price.

        In addition, the merger agreement prohibits Alexion and AstraZeneca from (i) soliciting, initiating, knowingly facilitating or knowingly encouraging, subject to certain exceptions set forth in the merger agreement, any inquiry or the making or submission of any proposal or offer that constitutes an acquisition proposal (as defined for each party in the merger agreement), (ii) (A) entering into or participating in any discussions or negotiations regarding, (B) furnishing to any third party any information, or (C) otherwise assisting, participating in, knowingly facilitating or knowingly encouraging any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal, or (iii) approving, recommending or entering into (or publicly or formally proposing to approve, recommend or enter into), any letter of intent or similar document, agreement, commitment or agreement in principle with respect to an acquisition proposal. Alexion may be required to pay AstraZeneca a termination payment of $1.180 billion if the merger agreement is terminated under the circumstances specified in the merger agreement, and AstraZeneca may be required to pay Alexion a termination payment of $1.415 billion if the merger agreement is terminated under the circumstances specified in the merger agreement.

        These provisions may limit Alexion's ability to pursue offers from third parties that could result in greater value to Alexion stockholders than the merger consideration. The termination payment may also discourage third parties from pursuing an alternative acquisition proposal with respect to Alexion.

AstraZeneca expects to refinance its credit facilities entered into for the purpose of the transaction but cannot guarantee that it will be able to obtain new financing on terms acceptable to it or at all.

        AstraZeneca anticipates that the funds needed to complete the transaction will be derived from a combination of some or all of: (i) cash on hand; (ii) borrowings under the credit facilities which have been entered into for the purpose of the transaction, its existing credit facilities and/or new credit facilities; and (iii) the proceeds from the sale of new debt securities and the issuance of any commercial paper. While AstraZeneca intends to refinance the credit facilities it has entered into for the purpose of the transaction, AstraZeneca's ability to obtain any new debt financing will depend on, among other factors, prevailing market conditions and other factors beyond AstraZeneca's control. AstraZeneca cannot assure you that it will be able to obtain new debt financing on terms acceptable to it or at all on or before the maturity date of its existing credit facilities, and therefore any such failure to refinance could materially adversely affect its operations and financial condition. AstraZeneca's obligation to complete the transaction is not conditioned upon the receipt of any financing.

The termination of the merger agreement could negatively impact Alexion.

        If the transaction is not completed for any reason, including as a result of Alexion stockholders failing to approve the transaction proposal, the ongoing businesses of Alexion may be adversely affected and, without realizing any of the anticipated benefits of having completed the transaction, Alexion would be subject to a number of risks, including the following:

  •
  Alexion may experience negative reactions from the financial markets, including a decline of its stock price (which may reflect a market assumption that the transaction will be completed);

  •
  Alexion may experience negative reactions from the investment community, its customers, suppliers, distributors, regulators and employees and other partners in the business community;

  •
  Alexion may be required to pay certain costs relating to the transaction, whether or not the transaction is completed; and

  •
  matters relating to the transaction will have required substantial commitments of time and resources by Alexion management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Alexion had the transaction not been contemplated.

        If the merger agreement is terminated and the Alexion board of directors seeks another merger, business combination or other transaction, Alexion stockholders cannot be certain that Alexion will find a party willing to offer equivalent or more attractive consideration than the merger consideration Alexion stockholders would receive from AstraZeneca in the transaction. If the merger agreement is terminated under the circumstances specified in the merger agreement, Alexion may be required to pay AstraZeneca a termination payment of $1.180 billion or a payment of $270 million or reimburse AstraZeneca for its expenses incurred in connection with the merger agreement, depending on the circumstances surrounding the termination. If the merger agreement is terminated under the circumstances specified in the merger agreement, AstraZeneca may also be required to pay Alexion a termination payment of $1.415 billion. If an expense reimbursement is paid by Alexion or AstraZeneca and the Alexion termination payment or AstraZeneca termination payment subsequently becomes due, then the amount of the Alexion or AstraZeneca termination payment, as applicable, will be reduced by the amount of reimbursement expenses previously paid.

        See the section entitled "The Merger Agreement—Termination of the Merger Agreement" for a more complete discussion of the circumstances under which the merger agreement could be terminated and when the termination payment and, with respect to Alexion, the no vote payment, may be payable by Alexion or AstraZeneca, as applicable.

Directors and executive officers of Alexion have interests in the transaction that may differ from the interests of Alexion stockholders generally, including, if the transaction is completed, the receipt of financial and other benefits.

        In considering the recommendation of the Alexion board of directors, you should be aware that Alexion's directors and executive officers have interests in the transaction that are different from, or in addition to, those of Alexion stockholders generally. These interests may include, among others, the treatment of outstanding Alexion equity awards pursuant to the merger agreement, the payment of severance benefits and acceleration of outstanding Alexion equity awards upon certain terminations of employment, and the combined company's agreement to indemnify Alexion directors and executive officers against certain claims and liabilities. These interests are described in more detail in the section entitled "The Merger Proposal—Interests of Alexion's Directors and Executive Officers in the Transaction."

Except in specified circumstances, if the transaction is not completed by December 12, 2021, subject to extension in specified circumstances by either Alexion or AstraZeneca to March 12, 2022, either Alexion or AstraZeneca may choose not to proceed with the transaction.

        Either Alexion or AstraZeneca may terminate the merger agreement if the transaction has not been completed by December 12, 2021. However, this right to terminate the merger agreement will not be available to Alexion or AstraZeneca if the failure of such party to perform any of its obligations under the merger agreement has been the proximate cause of or resulted in the failure of the transaction to be completed on or before such time. The December 12, 2021 deadline is subject to an extension for an additional 90 day period by Alexion or AstraZeneca to March 12, 2022, if at the time of any such extension all closing conditions (other than the closing conditions with respect to receipt of HSR Act clearance and approvals under the antitrust and foreign investment laws of certain specified jurisdictions or there being no injunction or order enjoining, preventing or prohibiting the consummation of the transaction, if such injunction or order relates to antitrust laws) have been satisfied or waived. For more information, see the section entitled "The Merger Agreement—Termination of the Merger Agreement."

There may be less publicly available information concerning AstraZeneca than there is for issuers that are not foreign private issuers because, as a foreign private issuer, AstraZeneca is exempt from a number of rules under the Exchange Act and is permitted to file less information with the SEC than issuers that are not foreign private issuers and AstraZeneca, as a foreign private issuer, is permitted to follow home country practice in lieu of the listing requirements of Nasdaq, subject to certain exceptions.

        As a foreign private issuer under the Exchange Act, AstraZeneca is exempt from certain rules under the Exchange Act, and is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as companies whose securities are registered under the Exchange Act but are not foreign private issuers, or to comply with Regulation FD, which restricts the selective disclosure of material non-public information. In addition, AstraZeneca is exempt from certain disclosure and procedural requirements applicable to proxy solicitations under Section 14 of the

Exchange Act. The members of the AstraZeneca management board, officers and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Accordingly, there may be less publicly available information concerning AstraZeneca than there is for companies whose securities are registered under the Exchange Act but are not foreign private issuers, and such information may not be provided as promptly as it is provided by such companies. In addition, certain information may be provided by AstraZeneca in accordance with English law, which may differ in substance or timing from such disclosure requirements under the Exchange Act. Further, as a foreign private issuer, under Nasdaq rules AstraZeneca is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of Nasdaq, including, for example, certain internal controls as well as board, committee and director independence requirements. AstraZeneca is required to disclose any significant ways in which its corporate governance practices differ from those followed by U.S. domestic companies under Nasdaq listing standards in its annual report on Form 20-F filed with the SEC or on its website. Accordingly, you may not have the same protections afforded to shareholders of companies that are required to comply with all of the Nasdaq corporate governance requirements.

AstraZeneca is organized under the laws of England and Wales and a substantial portion of its assets are, and many of its directors and officers reside, outside of the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States against AstraZeneca or AstraZeneca's directors and members of the AstraZeneca board.

        AstraZeneca is organized under the laws of England and Wales. A substantial portion of AstraZeneca's assets are located outside the United States, and many of AstraZeneca's directors and officers and some of the experts named in this proxy statement/prospectus are residents of jurisdictions outside of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult for investors to effect service within the United States upon AstraZeneca and those directors, officers and experts, or to enforce judgments obtained in U.S. courts against AstraZeneca or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against AstraZeneca or such persons in courts in jurisdictions outside the United States, in any action predicated upon the civil liability provisions of the federal securities laws of the United States.

        There is no certainty that civil liabilities predicated solely upon the federal securities laws of the United States can be enforced in England, whether by original action or by seeking to enforce a judgment of U.S. courts. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in England.

Resales of AstraZeneca ADSs following the transaction may cause the market value of AstraZeneca ADSs to decline.

        AstraZeneca expects that it will issue up to approximately 235,149,198 AstraZeneca ordinary shares at the first effective time in connection with the transaction. The issuance of these new AstraZeneca ordinary shares and the new AstraZeneca ADSs by which those AstraZeneca ordinary shares are represented, and the sale of additional AstraZeneca ADSs that may become eligible for sale in the public market from time to time (and the AstraZeneca ordinary shares represented thereby) could have the effect of depressing the market value for AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby). The increase in the number of AstraZeneca ADSs may lead to sales of such AstraZeneca ADSs or the perception that such sales may occur, either of which may adversely affect the market for, and the market value of, AstraZeneca ADSs.

The market value of AstraZeneca ADSs may decline as a result of the transaction.

        The market value of AstraZeneca ADSs may decline as a result of the transaction if, among other things, the combined company is unable to achieve the expected growth in revenues and earnings, or if the operational cost savings estimates in connection with the integration of Alexion's and AstraZeneca's businesses are not realized or if the transaction costs related to the transaction are greater than expected. The market value also may decline if the combined company does not achieve the perceived benefits of the transaction as rapidly or to the extent anticipated by the market or if the effect of the transaction on the combined company's financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The AstraZeneca ADSs and AstraZeneca ordinary shares have different rights from the shares of Alexion common stock.

        Certain of the rights associated with Alexion common stock are different from the rights associated with AstraZeneca ordinary shares. See the section of this proxy statement/prospectus entitled "Comparison of Rights of AstraZeneca Shareholders and Alexion Stockholders" for a discussion of the different rights associated with AstraZeneca ordinary shares and Alexion common stock. In addition, holders of AstraZeneca ADSs will be able to exercise the shareholder rights for the AstraZeneca ordinary shares represented by such AstraZeneca ADSs through the depositary bank, only to the extent contemplated by the deposit agreement. For more information, see the description of AstraZeneca ADSs contained in its annual report on Form 20-F, filed February 16, 2021, and which is incorporated into this document by reference, for a discussion of the terms of the AstraZeneca ADSs and the material rights of owners of AstraZeneca ADSs.

        In particular, the laws of England and Wales, the jurisdiction in which AstraZeneca is incorporated, limit the circumstances under which shareholders of a company may bring derivative actions on behalf of that company. In most cases, only the corporation may be the claimant or plaintiff for the purposes of maintaining proceedings in respect of any wrongful act committed against it and the permission of the court is required to maintain any derivative action, which is able to be brought by shareholders. In addition, the laws of England and Wales do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a U.S. corporation. English law also requires that shareholders approve certain capital structure decisions (including the allotment and issuance of shares, the exclusion of preemptive rights and share repurchases), which may limit AstraZeneca's flexibility to manage its capital structure.

        In addition, only registered holders of AstraZeneca ordinary shares are afforded the rights of shareholders under English law and the AstraZeneca articles of association. Because the depositary bank holds the AstraZeneca ordinary shares represented by AstraZeneca ADSs through a custodian which is a participant in the CREST securities settlement system, and CREST or its nominee is the registered holder of the AstraZeneca ordinary shares represented by AstraZeneca ADSs, the holders of AstraZeneca ADSs must rely on the depositary bank to exercise the rights of a shareholder via its custodian and CREST.

        Holders of AstraZeneca ADSs are entitled to present AstraZeneca ADSs to the depositary bank for cancellation and withdraw the corresponding number of underlying AstraZeneca ordinary shares, but would be responsible for fees relating to such exchange. Fees and charges are also payable by AstraZeneca ADS holders in relation of certain other depositary services.

Current AstraZeneca shareholders and Alexion stockholders will have a reduced ownership and voting interest after the transaction and will exercise less influence over the management of the combined company.

        Upon completion of the transaction, AstraZeneca expects to issue approximately 470,298,395 AstraZeneca ADSs to Alexion stockholders pursuant to the merger agreement. As a result, it is expected that, immediately after completion of the transaction, former Alexion stockholders will own approximately 15.2% of the outstanding AstraZeneca ordinary shares. In addition, AstraZeneca ordinary shares may be issued from time to time following the first effective time to holders of Alexion equity awards on the terms set forth in the merger agreement. See the section of this proxy statement/prospectus entitled "The Merger Agreement—Treatment of Alexion Equity Awards" for a more detailed explanation. Consequently, current AstraZeneca shareholders in the aggregate will have less influence over the management and policies of AstraZeneca than they currently have over the management and policies of AstraZeneca, and Alexion stockholders in the aggregate will have significantly less influence over the management and policies of AstraZeneca than they currently have over the management and policies of Alexion.

Alexion and AstraZeneca are targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the transaction from being completed.

        As at the date of this document, nine securities or stockholder derivative lawsuits have been brought against Alexion, its Board of Directors, and in some cases, AstraZeneca by individual Alexion stockholders. Such lawsuits are often brought against companies that have entered into merger agreements. Defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the transaction, then that injunction may delay or prevent the transaction from being completed. Given the early stage of the nine existing proceedings, it is not possible to predict the outcome or to estimate possible loss or range of loss. For information regarding these class actions, see the section of this proxy statement/prospectus entitled "The Merger Proposal—Litigation Relating to the Transaction."

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company's business and operations.

        The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of AstraZeneca's business and Alexion's business following the transaction. Such litigation may have an adverse impact on the combined company's business and results of operations or may cause disruptions to the combined company's operations.

If the transaction is not treated as a "reorganization" for U.S. federal income tax purposes, or if the requirements of Section 367(a) of the Code are not met, Alexion stockholders may be required to recognize a greater amount of gain for U.S. federal income tax purposes at the time they exchange shares of Alexion common stock for the merger consideration.

        Although Alexion expects to receive a tax opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Alexion, or Freshfields Bruckhaus Deringer US LLP, counsel to AstraZeneca, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not generally apply to cause the transaction to result in gain recognition to Alexion stockholders, neither AstraZeneca nor Alexion has applied for, or expects to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the transaction. No assurance can be given that the IRS will agree with the conclusions reached in such opinion or that it will not challenge the U.S. federal income tax consequences of the transaction. If the transaction does not qualify as a reorganization for U.S. federal income tax purposes, it will generally be treated as a fully taxable transaction for such purposes and U.S. Holders will recognize gain or loss on their exchange of their shares of Alexion common stock for merger consideration. If the transaction does qualify as a reorganization but does not satisfy the requirements of Section 367(a)(1) of the Code,

U.S. Holders will be required to recognize the full amount of any gain, but not loss, on their exchange of their shares of Alexion common stock for merger consideration. Non-U.S. Holders also may, in certain circumstances, be subject to U.S. federal income and/or withholding tax if the transaction does not qualify as a reorganization.

        For a more detailed discussion of the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders, see the section entitled "Material U.S. Federal Income Tax Consequences."

The transaction may affect the application of new or existing tax rules to AstraZeneca and its subsidiaries (which will include Alexion and which we refer to as the "AstraZeneca group") which could result in a material impact on the AstraZeneca group's cash tax liabilities and tax charge.

        Changes in tax regimes, such as those proposed by the new administration in the United States that include raising the corporate tax rate and raising the tax rate on global intangible low-taxed income, could result in a material impact on the cash tax liabilities and tax charge of the AstraZeneca group (which will include Alexion) . The AstraZeneca group will have a greater presence in the United States following the acquisition of Alexion than the existing AstraZeneca group which means that these changes could have a more significant impact. Such an impact could also arise from changes in the application of existing tax rules, such as the UK's controlled foreign company regime, to the AstraZeneca group as a result of the transaction. In either case, this could result in either an increase or a reduction in financial results depending upon the nature of the change.

AstraZeneca and Alexion may have difficulty attracting, motivating and retaining executives and other key employees in light of the transaction.

        AstraZeneca's success after the transaction will depend in part on the ability of AstraZeneca to retain key executives and other employees of Alexion. Uncertainty about the effect of the transaction on AstraZeneca and Alexion employees may have an adverse effect on each of AstraZeneca and Alexion separately and consequently the combined company. This uncertainty may impair AstraZeneca's and/or Alexion's ability to attract, retain and motivate key personnel. Employee retention may be particularly challenging during the pendency of the transaction, as employees of AstraZeneca and Alexion may experience uncertainty about their future roles in the combined company.

        Additionally, Alexion's officers and employees may hold shares of Alexion common stock, and, if the transaction is completed, these officers and employees may be entitled to the merger consideration in respect of such shares of Alexion common stock. Under agreements between Alexion and certain of its key employees, such employees could potentially resign from employment on or after the first effective time following specified circumstances constituting good reason or constructive termination (as set forth in the applicable agreement) that could result in severance payments to such employees and accelerated vesting of their equity awards. These payments and accelerated vesting benefits, individually or in the aggregate, could make retention of Alexion key employees more difficult.

        Furthermore, if key employees of AstraZeneca or Alexion depart or are at risk of departing, including because of issues relating to the uncertainty and difficulty of integration, financial security or a desire not to become employees of the combined company, AstraZeneca may have to incur significant costs in retaining such individuals or in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent, and the combined company's ability to realize the anticipated benefits of the transaction may be materially and adversely affected. No assurance can be given that the combined company will be able to attract or retain key employees to the same extent that Alexion has been able to attract or retain employees in the past.

The merger agreement contains provisions that make it more difficult for AstraZeneca and Alexion to pursue alternatives to the transaction and may discourage other companies from trying to acquire Alexion for greater consideration than what AstraZeneca has agreed to pay.

        The merger agreement contains provisions that make it more difficult for Alexion to sell its business to a party other than AstraZeneca, or for AstraZeneca to sell its business. These provisions include a general prohibition on each party soliciting any acquisition proposal. Further, there are only limited exceptions to each party's agreement that its board of directors will not withdraw or modify in a manner adverse to the other party the recommendation of its board of directors in favor of the adoption of the merger agreement. In the event that either the Alexion Board or the AstraZeneca Board make an adverse recommendation change, then Alexion and AstraZeneca may be required to pay to the other party a termination payment of $1.180 billion and $1.415 billion, respectively. See "The Merger Agreement—No Solicitation" and "The Merger Agreement—Termination Payments and Expenses" beginning on pages 123 and 134, respectively, of this proxy statement/prospectus.

        The parties believe these provisions are reasonable and not preclusive of other offers, but these restrictions might discourage a third party that has an interest in acquiring all or a significant part of either Alexion or AstraZeneca from considering or proposing an acquisition proposal, even if that party were prepared to pay consideration with a higher per-share value than the currently proposed merger consideration, in the case of Alexion, or that party were prepared to enter into an agreement that may be favorable to AstraZeneca or its shareholders, in the case of AstraZeneca. Furthermore, the termination payments described above may result in a potential competing acquirer proposing to pay a lower per-share price to acquire the applicable party than it might otherwise have proposed to pay because of the added expense of the termination payment that may become payable by such party in certain circumstances.

The financial forecasts are based on various assumptions that may not be realized.

        The financial estimates set forth in the forecasts included under the section "The Merger Proposal—Alexion Unaudited Prospective Financial Information" were based on assumptions of, and information available to, Alexion's management when prepared and these estimates and assumptions are subject to uncertainties, many of which are beyond Alexion's control and may not be realized. Many factors mentioned in this proxy statement/prospectus, including the risks outlined in this "Risk Factors" section and the events or circumstances described under "Cautionary Statement Regarding Forward-Looking Statements," will be important in determining the combined company's future results. As a result of these contingencies, actual future results may vary materially from the estimates. In view of these uncertainties, the inclusion of financial estimates in this proxy statement is not and should not be viewed as a representation that the forecasted results will necessarily reflect actual future results.

        Alexion's financial estimates set forth in the forecasts included under the sections "The Merger Proposal—Alexion Unaudited Prospective Financial Information" were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Alexion does not undertake any obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances. The prospective financial information included in this document has been prepared by, and is the responsibility of, Alexion management. PricewaterhouseCoopers LLP, US and PricewaterhouseCoopers LLP, UK have not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information included under the section "The Merger Proposal Alexion Unaudited Prospective Financial Information" and, accordingly, PricewaterhouseCoopers LLP, US and PricewaterhouseCoopers LLP, UK do not express an opinion or any other form of assurance with respect thereto.

PricewaterhouseCoopers LLP, US and PricewaterhouseCoopers LLP, UK reports incorporated by reference in this document relates to the previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so. See "The Merger Proposal—Alexion Unaudited Prospective Financial Information" beginning on page 75 for more information.

Exchange rate fluctuations may adversely affect the foreign currency value of AstraZeneca ADSs and any dividends.

        AstraZeneca ordinary shares are quoted in pounds sterling on the LSE and AstraZeneca ADS are quoted in U.S. dollars on the Nasdaq. Dividends in respect of AstraZeneca ordinary shares, if any, will be declared in U.S. dollars. AstraZeneca's financial statements are prepared in U.S. dollars. Fluctuations in the exchange rate between the U.S. dollar and pounds sterling will affect, among other matters, the pounds sterling value of AstraZeneca ordinary shares and of any dividends in respect of such shares.

Risks Related to Alexion's Business

        You should read and consider the risk factors specific to Alexion's business that will also affect the combined company after completion of the transaction. These risks are described in Alexion's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find Additional Information" for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to AstraZeneca's Business

        You should read and consider the risk factors specific to AstraZeneca's business that will also affect the combined company after completion of the merger. These risks are described in AstraZeneca's Annual Report on Form 20-F for the fiscal year ended December 31, 2020, which is incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled "Where You Can Find Additional Information" for the location of information incorporated by reference into this proxy statement/prospectus.

THE ALEXION SPECIAL MEETING

        This proxy statement/prospectus is being provided to Alexion stockholders in connection with the solicitation of proxies by the Alexion board of directors for use at the Alexion special meeting and at any adjournments or postponements of the Alexion special meeting. Alexion stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement.

Date, Time and Place of the Alexion Special Meeting

        The Alexion special meeting is scheduled to be held virtually via the Internet on May 11, 2021, beginning at 9:00 a.m., Eastern Time, unless postponed to a later date.

        In light of ongoing developments with respect to the COVID-19 (coronavirus) pandemic, Alexion has elected to hold the Alexion special meeting solely by means of remote communication (via the Internet). The Alexion special meeting will be held solely via live webcast and there will not be a physical meeting location. Alexion stockholders will be able to attend the Alexion special meeting online and vote their shares electronically by visiting www.virtualshareholdermeeting.com/ALXN2021SM (which we refer to as the "special meeting website"). Alexion stockholders will need the 16-digit control number found on their proxy card in order to access the special meeting website.

        Alexion will entertain questions at the Alexion special meeting in accordance with the rules of conduct for the meeting to the extent that the question posed by a stockholder are relevant to the Alexion special meeting and the proposals presented. Any questions or comments that are unrelated to the business of the Alexion special meeting will not be addressed at the meeting.

Matters to Be Considered at the Alexion Special Meeting

        The purpose of the Alexion special meeting is to consider and vote on each of the following proposals, each of which is further described in this proxy statement/prospectus:

  •
  Proposal 1:  Adoption of the Merger Agreement. To consider and vote on the merger proposal;

  •
  Proposal 2:  Approval, on an Advisory (Non-Binding) Basis, of Certain Merger-Related Compensatory Arrangements with Alexion's Named Executive Officers. To consider and vote on the compensation proposal; and

  •
  Proposal 3:   Adjournment of the Alexion Special Meeting. To consider and vote on the adjournment proposal.

Recommendation of the Alexion Board of Directors

        The Alexion board of directors unanimously recommends that Alexion stockholders vote:

  •
  Proposal 1:  "FOR" the merger proposal;

  •
  Proposal 2:  "FOR" the compensation proposal; and

  •
  Proposal 3:  "FOR" the adjournment proposal.

        After careful consideration, the Alexion board of directors unanimously (1) determined that the merger agreement and the transactions contemplated by the merger agreement, including the transaction, are fair to, and in the best interests of, Alexion and its stockholders; (2) approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the transaction; (3) directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Alexion stockholders; and (4) resolved to recommend adoption of the merger agreement by the Alexion stockholders.

        See also the section entitled "The Merger Proposal—Recommendation of the Alexion Board of Directors; Alexion's Reasons for the Transaction" beginning on page 59.

Record Date for the Alexion Special Meeting and Voting Rights

        The record date to determine stockholders who are entitled to receive notice of and to vote at the Alexion special meeting or any adjournments or postponements thereof is March 30, 2021. As of the close of business on the record date, there were 220,912,612 shares of Alexion common stock issued and outstanding and entitled to vote at the Alexion special meeting.

        Each Alexion stockholder is entitled to one vote for each share of Alexion common stock such holder owned of record at the close of business on the record date with respect to each matter properly brought before the Alexion special meeting. Only Alexion stockholders of record at the close of business on the record date are entitled to receive notice of and to vote at the Alexion special meeting and any and all adjournments or postponements thereof.

Quorum; Abstentions and Broker Non-Votes

        A quorum of Alexion stockholders is necessary to conduct the Alexion special meeting. The presence, via the special meeting website or by proxy, of the holders of a majority of the shares of Alexion common stock entitled to vote at the Alexion special meeting will constitute a quorum. Shares of Alexion common stock represented at the Alexion special meeting by attendance via the special meeting website or by proxy and entitled to vote, but not voted, including shares for which a stockholder directs an "abstention" from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Alexion special meeting are considered "non-routine" matters under NYSE and Nasdaq rules (as described below), shares held in "street name" will not be counted as present for the purpose of determining the existence of a quorum unless the stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals before the Alexion special meeting. If a quorum is not present, the Alexion special meeting will be adjourned or postponed until the holders of the number of shares of Alexion common stock required to constitute a quorum attend.

        Under the NYSE and Nasdaq rules, banks, brokers or other nominees who hold shares in "street name" on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain "routine" proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that under the NYSE or Nasdaq rules, as applicable, are "non-routine." This can result in a "broker non-vote," which occurs on an item when (1) a bank, broker or other nominee has discretionary authority to vote on one or more "routine" proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other "non-routine" proposals without instructions from the beneficial owner of the shares and (2) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a "non-routine" matter. All of the proposals before the Alexion special meeting are considered "non-routine" matters under the NYSE and Nasdaq rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the meeting. As a result, Alexion does not expect any broker non-votes at the Alexion special meeting and if you hold your shares of Alexion common stock in "street name," your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Alexion special meeting unless they have received voting instructions from the beneficial owners.

Required Votes

        Except for the adjournment proposal, the vote required to approve each of the proposals listed below assumes the presence of a quorum at the Alexion special meeting. As described above, Alexion does not expect there to be any broker non-votes at the Alexion special meeting.

Proposal	Required Vote	Effect of Certain Actions
Proposal 1: Merger Proposal	Approval requires the affirmative vote of at least a majority of the outstanding shares of Alexion common stock entitled to vote on the merger proposal.	Shares of Alexion common stock not present at the Alexion special meeting, shares that are present and not voted on the merger proposal, including due to the failure of any Alexion stockholder who holds their shares in "street name" through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal, and abstentions will have the same effect as a vote "AGAINST" the merger proposal
Proposal 2: Compensation Proposal	Approval requires the affirmative vote of at least a majority of votes cast on the compensation proposal (meaning the number of votes cast "FOR" this proposal must exceed the votes cast "AGAINST").	A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the compensation proposal, assuming a quorum is present.
Proposal 3: Adjournment Proposal	Approval requires the affirmative vote of at least a majority of votes cast on the adjournment proposal (meaning the number of votes cast "FOR" this proposal must exceed the votes cast "AGAINST").	A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the adjournment proposal.

Vote of Alexion's Directors and Executive Officers

        As of April 7, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, Alexion directors and executive officers, and their affiliates, as a group, owned and were entitled to vote less than 1% of the total outstanding shares of Alexion common stock. Although no Alexion director or executive officer has entered into any agreement obligating them to do so, Alexion currently expects that all of its directors and executive officers will vote their shares "FOR" the merger proposal, "FOR" the compensation proposal and "FOR" the adjournment proposal. See the section entitled "Interests of Alexion's Directors and Executive Officers In The Transaction" beginning on page 79 and the arrangements described in Part III of Alexion's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and Alexion's Definitive Proxy Statement on Schedule 14A for Alexion's 2020

annual meeting of stockholders filed with the SEC on March 26, 2020, both of which are incorporated into this proxy statement/prospectus by reference.

Methods of Voting

Registered Stockholders

        If you are a stockholder of record, you may vote at the Alexion special meeting by proxy through the Internet, by telephone or by mail, or by attending the Alexion special meeting and voting via the special meeting website, as described below.

  •
  By Internet:  By visiting the Internet address provided on the proxy card and following the instructions provided on your proxy card.

  •
  By Telephone:  By calling the number located on the proxy card and following the recorded instructions.

  •
  By Mail:  If you have received a paper copy of the proxy materials by mail, you may complete, sign, date and return by mail the enclosed proxy card in the envelope provided to you with your proxy materials.

  •
  Via the Special Meeting Website:  All stockholders of record may vote at the Alexion special meeting by attending the meeting via the special meeting website. Stockholders who plan to attend the Alexion special meeting will need the 16-digit control number included on their proxy card in order to access the special meeting website and to attend and vote thereat.

        Unless revoked, all duly executed proxies representing shares of Alexion common stock entitled to vote will be voted at the Alexion special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions with respect to any proposal, then the Alexion officers identified on the proxy will vote your shares consistent with the recommendation of the Alexion board of directors on such proposal. If you are a stockholder of record, proxies submitted over the Internet or by telephone as described above must be received by 11:59 p.m., Eastern Time, on May 10, 2021. To reduce administrative costs and help the environment by conserving natural resources, Alexion asks that you vote through the Internet or by telephone.

        By executing and delivering a proxy in connection with the Alexion special meeting, you designate certain Alexion officers identified therein as your proxies at the Alexion special meeting. If you deliver an executed proxy, but do not specify a choice with respect to any proposal properly brought before the Alexion special meeting, such proxies will vote your underlying shares of Alexion common stock on such uninstructed proposal in accordance with the recommendation of the Alexion board of directors. Alexion does not expect that any matter other than the proposals listed above will be brought before the Alexion special meeting and the Alexion bylaws provide that the only business that may be conducted at the Alexion special meeting are those proposals brought before the meeting by or at the direction of the Alexion board of directors.

Beneficial (Street Name) Stockholders

        If you hold your shares through a bank, broker or other nominee in "street name" instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee with respect to a proposal, your shares of Alexion common stock will not be voted on that proposal as your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Alexion special meeting; see the section entitled "The Alexion Special Meeting—Quorum; Abstentions and Broker Non-Votes" beginning on page 44.

        If you hold your shares through a bank, broker or other nominee in "street name" (instead of as a registered holder), you must obtain a specific control number from your bank, broker or other nominee in order to attend and vote at the Alexion special meeting via the special meeting website. For more information on how to attend the Alexion special meeting, see the section entitled "The Alexion Special Meeting—Attending the Alexion Special Meeting" beginning on page 48.

Revocability of Proxies

        Any stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Alexion special meeting. If you are an Alexion stockholder of record, you may revoke your proxy by any of the following actions:

  •
  by voting again by Internet or telephone as instructed on your proxy card before the closing of the voting facilities at 11:59 p.m., Eastern Time, on May 10, 2021;

  •
  by sending a signed written notice of revocation to Alexion's Corporate Secretary, provided such statement is received no later than May 10, 2021;

  •
  by submitting a properly signed and dated proxy card with a later date that is received by Alexion no later than the close of business on May 10, 2021; or

  •
  by attending the Alexion special meeting via the special meeting website and requesting that your proxy be revoked or voting via the website as described above.

Only your last submitted proxy card will be considered.

        Execution or revocation of a proxy will not in any way affect a stockholder's right to attend the Alexion special meeting and vote thereat.

        Written notices of revocation and other communications with respect to the revocation of proxies should be addressed to:

Alexion Pharmaceuticals, Inc.
121 Seaport Boulevard
Boston, Massachusetts 02210
(475) 230-2596
Attn: Corporate Secretary

        If your shares are held in "street name" and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your bank, broker or other nominee and voting your shares at the Alexion special meeting via the special meeting website.

Proxy Solicitation Costs

        Alexion is soliciting proxies to provide an opportunity to all Alexion stockholders to vote on agenda items at the Alexion special meeting, whether or not the stockholders are able to attend the Alexion special meeting or any adjournment or postponement thereof. Alexion will bear the entire cost of soliciting proxies from its stockholders. In addition to the solicitation of proxies by mail, Alexion will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Alexion common stock and secure their voting instructions, if necessary. Alexion may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.

        Alexion has also retained Innisfree M&A Incorporated to assist in soliciting proxies and in communicating with Alexion stockholders and estimates that it will pay them a fee of approximately $40,000 plus reimbursement for certain out-of-pocket fees and expenses. Alexion also has agreed to indemnify Innisfree M&A Incorporated against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Alexion or by Alexion directors, officers and other employees in person, by mail, by telephone, by facsimile, by messenger, via the Internet or by other means of communication, including electronic communication. Directors, officers and employees of Alexion will not be paid any additional amounts for their services or solicitation in this regard.

Attending the Alexion Special Meeting

        If you wish to attend the Alexion special meeting via the special meeting website, you must (1) be a stockholder of record of Alexion at the close of business on March 30, 2021 (the record date for the Alexion special meeting), (2) hold your shares of Alexion beneficially in the name of a broker, bank or other nominee as of the Alexion record date or (3) hold a valid proxy for the Alexion special meeting.

        To enter the special meeting website and attend the Alexion special meeting, you will need the 16-digit control number located on your proxy card. If you hold your Alexion shares in street name beneficially through a broker, bank or other nominee and you wish to attend the Alexion special meeting via the special meeting website, you will need to obtain your specific control number and further instructions from your bank, broker or other nominee.

        If you plan to attend the Alexion special meeting and vote via the special meeting website, Alexion still encourages you to vote in advance by the Internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted in the event you later decide not to attend the Alexion special meeting via the special meeting website. Voting your proxy by the Internet, telephone or mail will not limit your right to vote at the Alexion special meeting via the special meeting website if you later decide to attend the Alexion special meeting.

Householding

        The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Alexion and some brokers "household" proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Alexion that they or Alexion will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or Alexion if you hold shares directly in your name. You can notify Alexion by sending a written request to Corporate Secretary, Alexion Pharmaceuticals, Inc., 121 Seaport Boulevard, Boston, Massachusetts 02210 or by calling (475) 230-2596.

Tabulation of Votes

        The Alexion board of directors will appoint an independent inspector of election for the Alexion special meeting. The inspector of election will, among other matters, determine the number of shares of Alexion common stock represented at the Alexion special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Alexion stockholders at the Alexion special meeting.

Adjournments

        If a quorum is present at the Alexion special meeting but there are not sufficient votes at the time of the Alexion special meeting to approve the merger proposal, then Alexion stockholders may be asked to vote on the adjournment proposal.

        At any subsequent reconvening of the Alexion special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the Alexion special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

        If you need assistance voting or in completing your proxy card or have questions regarding the Alexion special meeting, please contact Innisfree M&A Incorporated, Alexion's proxy solicitor for the Alexion special meeting:

INNISFREE M&A INCORPORATED
Shareholders call toll-free from the U.S. and Canada at (877) 717-3904 or direct at +1 (412) 232-3651 from other locations
Banks and brokers may call collect at (212) 750-5833.

ALEXION STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE TRANSACTION. IN PARTICULAR, ALEXION STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

THE MERGER PROPOSAL

        This section of the proxy statement/prospectus describes the various aspects of the transaction and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the transaction. In addition, important business and financial information about each of Alexion and AstraZeneca is included in or incorporated by reference into this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see the section entitled "Where You Can Find Additional Information."

        This proxy statement/prospectus is being furnished to you as a stockholder of Alexion in connection with the solicitation of proxies by the Alexion board of directors for use at the Alexion special meeting. At the Alexion special meeting, Alexion is asking stockholders to consider and vote upon a proposal to adopt the merger agreement, pursuant to which (1) Merger Sub I will merge with and into Alexion with Alexion surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger, Alexion will merge with and into Merger Sub II with Merger Sub II surviving the second merger as a direct wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca. Upon completion of the transaction, Alexion stockholders will be entitled to receive (1) 2.1243 AstraZeneca ADSs (or, at such stockholder's election, a number of AstraZeneca ordinary shares equal to the number of underlying ordinary shares represented by such AstraZeneca ADSs) and (2) $60 in cash.

        The Alexion board of directors, after careful consideration, unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the transaction, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the transaction, are fair to and in the best interests of Alexion and its stockholders.

        The Alexion board of directors accordingly unanimously recommends that Alexion stockholders vote to adopt the merger agreement. The transaction and a summary of the terms of the merger agreement are described in more detail in the sections of this proxy statement/prospectus entitled "The Merger Proposal" beginning on page 50 and "The Merger Agreement" beginning on page 109 and Alexion stockholders are encouraged to read the full text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

        Approval of the merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Alexion common stock entitled to vote on the proposal.

        It is a condition to the completion of the transaction that Alexion stockholders approve the merger proposal. Shares of Alexion common stock not present at the Alexion special meeting via the special meeting website or represented by proxy, shares that are present and not voted on the merger proposal, including due to the failure of any Alexion stockholder who holds their shares in "street name" through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee with respect to the merger proposal, and abstentions will have the same effect as a vote "AGAINST" the merger proposal.

 IF YOU ARE AN ALEXION STOCKHOLDER, THE ALEXION BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE MERGER PROPOSAL (PROPOSAL 1)

Transaction Structure

        The merger agreement provides that, subject to the terms and conditions of the merger agreement, at the first effective time, (1) Merger Sub I, a direct wholly owned subsidiary of Bidco, will merge with and into Alexion with Alexion surviving as a wholly owned subsidiary of Bidco, and (2) immediately thereafter Alexion will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company in the merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of AstraZeneca. The terms and conditions of the transaction are contained in the merger agreement, which is described in this proxy statement/prospectus and attached to this proxy statement/prospectus as Annex A. You are encouraged to read the merger agreement carefully, as it is the legal document that governs the transaction. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the merger agreement.

Merger Consideration

        At the first effective time, by virtue of the first merger and without any action on the part of the parties to the merger agreement or any Alexion stockholder, each eligible share of Alexion common stock will be automatically converted into the right to receive (1) 2.1243 AstraZeneca ADSs (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such AstraZeneca ADSs) (the "share consideration") and (2) $60.00 in cash, without interest (the "cash consideration" and, collectively with the share consideration, the "merger consideration").

        Based on the number of shares of Alexion common stock outstanding as of April 7, 2021, AstraZeneca expects to issue approximately 470,298,395 AstraZeneca ADSs to Alexion stockholders pursuant to the merger agreement. The actual number of AstraZeneca ADSs to be issued pursuant to the merger agreement will be determined upon the completion of the transaction based on the exchange ratio, the number of shares of Alexion common stock outstanding at such time and the number of Alexion Stock Options, Alexion RSU Awards and Alexion PSU Awards. Based on the number of shares of Alexion common stock outstanding as of April 7, 2021, and the number of AstraZeneca ordinary shares outstanding as of April 7, 2021, immediately after completion of the transaction, former Alexion stockholders would own approximately 15.2% of the combined company.

        Based on the closing price of AstraZeneca ADSs on Nasdaq on December 11, 2020, the last full trading day before the announcement of the merger agreement, the per share value of Alexion common stock implied by the merger consideration was $175.29. Based on the closing price of AstraZeneca ADSs on Nasdaq on April 7, 2021, the most recent practicable date prior to the date of this proxy statement/prospectus, the per share value of Alexion common stock implied by the merger consideration was $162.86. The implied value of the merger consideration will fluctuate, however, as the market price of AstraZeneca ADSs fluctuates, because the share consideration portion of the merger consideration that is payable per share of Alexion common stock is a fixed number of AstraZeneca ADSs. As a result, the value of the merger consideration that Alexion stockholders will receive upon the completion of the transaction could be greater than, less than or the same as the value of the merger consideration on the date of this proxy statement/prospectus or at the time of the Alexion special meeting. Accordingly, you are encouraged to obtain current stock price quotations for Alexion common stock and AstraZeneca ADSs before deciding how to vote with respect to the approval of the merger agreement. Alexion common stock trades on Nasdaq under the ticker symbol

"ALXN" and AstraZeneca ADSs trade on Nasdaq under the ticker symbol "AZN." The price of AstraZeneca ADSs on Nasdaq is reported in U.S. dollars, while the price of the AstraZeneca ordinary shares represented thereby on the LSE is reported in pounds sterling.

Ordinary Share Election of Share Consideration

        Each Alexion stockholder of record will be mailed an election form that will allow such Alexion stockholder to make an ordinary share election and receive AstraZeneca ordinary shares instead of AstraZeneca ADSs for all (but not less than all) of their shares of Alexion common stock, which shares will serve as the share consideration. Any Alexion stockholder who votes against the merger proposal is still entitled to make an ordinary share election with respect to such stockholder's shares of Alexion common stock.

        In order to elect to receive AstraZeneca ordinary shares, an Alexion stockholder must return a properly completed and signed election form to the exchange agent prior to the election deadline. AstraZeneca will communicate to shareholders closer to closing the applicable deadline for making the election of ordinary shares. If the election deadline is delayed, AstraZeneca and Alexion will promptly announce any such delay and, when determined, the rescheduled election deadline.

Impact of Selling Alexion Common Stock as to which an Ordinary Share Election has Already Been Made

        Alexion stockholders who have made an ordinary share election will be unable to sell or otherwise transfer their shares after making an ordinary share election, unless such ordinary share election is properly revoked before such election deadline or unless the merger agreement is terminated.

Ordinary Share Election Revocation

        Any record holder of Alexion common stock who has delivered a duly completed election form to the exchange agent may, at any time prior to the election deadline, revoke such stockholder's ordinary share election only by written notice received by the exchange agent prior to the election deadline. Alexion stockholders will not be entitled to revoke their ordinary share elections following the election deadline, unless the merger agreement is thereafter terminated. As a result, Alexion stockholders who have made an ordinary share election will be unable to revoke their election or sell their shares of Alexion common stock during the period between the election deadline and the date of completion of the transaction or termination of the merger agreement.

        Alexion stockholders not making a valid ordinary share election in respect of their shares prior to the election deadline, including as a result of revocation, will be deemed non-electing holders. If it is determined that any purported ordinary share election was not properly made, the purported ordinary share election will be deemed to be of no force or effect and the Alexion stockholder making the purported ordinary share election will be deemed not to have made an ordinary share election for these purposes, unless a proper ordinary share election is subsequently made on a timely basis.

Non-Electing Holders

        Alexion stockholders who do not make an ordinary share election, whose election forms are not received by the exchange agent by the election deadline, or whose election forms are improperly completed or not signed will be deemed not to have made an ordinary share election. Alexion stockholders who do not make an election will receive AstraZeneca ADSs for shares of Alexion common stock they own immediately prior to the transaction.

        Neither AstraZeneca nor Alexion is making any recommendation as to whether Alexion stockholders should make an ordinary share election. You must make your own decision with respect to such ordinary share election.

Background of the Transaction

        The Alexion board of directors and senior management team, on an ongoing basis, regularly review and evaluate Alexion's long-term strategy and the range of strategic opportunities that might be available to it to strengthen Alexion's business and to enhance stockholder value. As part of this ongoing evaluation, Alexion has considered, from time to time, various potential strategic transactions, including large and small acquisitions, potential licensing, partnering, research and development or collaboration transactions with third parties, initiation of a regular dividend, expanded stock repurchases, and other potential strategic alternatives.

        Alexion's management and board of directors also engage in active dialogue with its stockholders, including to understand investor queries regarding valuation, performance and business risks to Alexion, as well as to obtain investor feedback on Alexion's business operations, financial performance, capital allocation decisions, corporate governance, social responsibility, sustainability and ESG-related priorities, and potential strategic transactions.

        In September 2019 and continuing into the fourth quarter of 2019, one of Alexion's investors in particular, Elliott Advisors (UK) Limited ("Elliott"), began recommending that the Alexion board of directors immediately launch a proactive process to explore a sale of the company. Following these interactions, on December 6, 2019, Alexion issued a public statement disclosing that the Alexion board of directors had considered Elliott's recommendation but had determined that conducting a proactive sale process would not be in the best interest of stockholders at that time. On December 9, 2019, Elliott issued its own public statement setting forth its view, previously privately communicated to Alexion, that Alexion would be a highly valuable strategic asset for a number of larger pharmaceutical companies and reiterating Elliott's belief that Alexion should launch a proactive sale process. In May 2020, Elliott publicly reiterated these views in an open letter to the Alexion board of directors.

        Beginning in the first quarter of 2020 and during the spring and summer of 2020, Alexion developed an update to its long-range business and financial plan, which it does on an annual basis. The Alexion board of directors meets regularly to, among other things, review the development of Alexion's long-range plan, and to review and, as appropriate, update Alexion's capital allocation strategy. During the summer of 2020, the Alexion board of directors determined to conduct, at its board meetings scheduled for August and September 2020, a comprehensive and in-depth review of Alexion's long-range plan and valuation ranges derivable from that plan, positioning with investors, various business scenarios and potential strategic alternatives, including the potential merits of exploring a business combination of Alexion with a third party versus remaining an independent company. During the summer and fall of 2020, Alexion also continued to engage with its stockholders, and in these interactions, several stockholders encouraged the company to explore strategic alternatives.

        On July 30, 2020, Alexion reported its financial results for the second quarter of 2020, announced certain forward-looking financial information and presented an updated multi-year capital allocation strategy featuring new targets for minimum levels of stock repurchase and return of capital to stockholders based on Alexion having entered a new phase of company growth and diversification.

        On August 10, 2020, Pascal Soriot, AstraZeneca's Chief Executive Officer, contacted David Brennan, the Chairman of the Alexion board of directors. Mr. Brennan previously had served as a director and Chief Executive Officer of AstraZeneca, retiring from those positions with AstraZeneca in June of 2012. Mr. Soriot indicated that AstraZeneca would like to discuss with Mr. Brennan and with Alexion's Chief Executive Officer, Dr. Ludwig Hantson, possible interest in a potential business combination. Mr. Brennan indicated to Mr. Soriot that should AstraZeneca wish to make a proposal for a business combination, it should do so in writing so that the Alexion board of directors could consider it.

        On August 19, 2020, the Alexion board of directors met, together with members of senior management and representatives of BofA Securities, Inc. ("BofA Securities"), Alexion's external financial advisor, and Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton"), its external legal advisor, to review and discuss, among other things, Alexion's positioning with investors and potential strategic alternatives, including the possibility of conducting outreach to third parties to determine their potential interest in a business combination transaction with Alexion, including an acquisition of Alexion. On August 31, 2020, the Alexion board of directors convened a previously-scheduled meeting, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to review, discuss and approve the company's long-range plan, and to review and discuss preliminary financial analyses and potential strategic alternatives, including possible outreach to potential counterparties to ascertain whether there would be third-party interest in pursuing a business combination with Alexion. On the same day, Mr. Brennan received a message from Leif Johansson, the Chairman of the AstraZeneca board of directors, who was seeking to speak to Mr. Brennan concerning AstraZeneca's interest in a business combination transaction with Alexion. Mr. Brennan reported this contact to the Alexion board, and the Alexion board authorized Mr. Brennan and Dr. Hantson to meet with AstraZeneca's representatives to understand what, if anything, AstraZeneca wished to convey.

        On September 2, 2020, Mr. Johansson and Mr. Soriot met via videoconference with Mr. Brennan and Dr. Hantson. The AstraZeneca representatives verbally outlined a potential merger in which AstraZeneca would acquire Alexion for total consideration of $148 per share, with $38 per share to be paid in cash and $110 per share to be paid in AstraZeneca ADSs (with a fixed exchange ratio to be determined at a mutually agreed time prior to announcement), and presented the strategic and financial merits of such a proposal. On September 3, 2020, AstraZeneca sent Alexion a letter setting forth AstraZeneca's proposal in writing. The proposal also requested exclusivity and emphasized the importance of confidentiality, indicating that a leak could result in AstraZeneca withdrawing its proposal and jeopardize the transaction.

        On September 6, 2020, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to review and consider AstraZeneca's proposal and Alexion's strategic alternatives. Following review and deliberation, the Alexion board of directors determined to reject the proposal from AstraZeneca on the grounds that it undervalued Alexion. On September 6, 2020, Mr. Brennan and Dr. Hantson conveyed this determination in a letter to Mr. Soriot.

        On September 8, 2020, AstraZeneca submitted an updated written proposal to acquire Alexion in which it increased its proposed offer price to $155 per share in the aggregate, consisting of $45 per share in cash and $110 per share in AstraZeneca ADSs (with a fixed exchange ratio to be determined at a mutually agreed time prior to announcement). Later that day, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to consider AstraZeneca's revised proposal. Following review and deliberation, based upon, among other things, the Alexion board's belief that the updated proposal undervalued Alexion, the Alexion board of directors determined to reject the updated proposal. Following the meeting, Mr. Brennan and Dr. Hantson conveyed this determination in a letter to Mr. Soriot.

        On September 16, 2020, a member of the Alexion board of directors was contacted by a representative of AstraZeneca's financial advisor seeking to continue the discussions between the parties and requesting additional information on AstraZeneca's behalf. On September 16-17, 2020, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to continue its review and consideration of Alexion's strategic alternatives. The Alexion board of directors continued its discussion from its August 31 meeting concerning the desirability of authorizing BofA Securities to conduct outreach to certain large pharmaceutical companies that might have the interest and capability and strategic fit to put forward a proposal to merge with or acquire Alexion on terms that would be more favorable to

Alexion and its stockholders than the proposals advanced by AstraZeneca, which proposals the Alexion board of directors believed undervalued Alexion. The Alexion board of directors determined that any such outreach, if authorized, should occur on a private and strictly confidential basis to minimize the risk of disruptive leaks. Alexion had been planning a virtual investor day to be held on October 6, 2020, at which Alexion would share certain long-term financial and business plans, as well as details on Alexion's research and development pipeline. The Alexion board of directors authorized management to provide to AstraZeneca certain limited due diligence information, consisting solely of financial, business and pipeline-related information that Alexion planned to disclose at its upcoming virtual investor day, accompanied by a clear message that a substantial improvement in value would be necessary in order for discussions between the parties to proceed beyond this limited due diligence information.

        Following the Board meeting, on September 18, 2020, Mr. Brennan and Dr. Hantson met with Mr. Johansson and Mr. Soriot. Mr. Soriot reiterated AstraZeneca's commitment to a value-creating transaction with Alexion and said that AstraZeneca would be willing to consider offering additional value above $155 per Alexion share if AstraZeneca were to be provided with certain diligence information and an opportunity to engage in further discussions regarding a potential business combination.

        Following further discussion among Alexion's and AstraZeneca's respective financial and legal advisors, on September 23, 2020, Alexion and AstraZeneca executed a limited-duration form of confidentiality agreement to enable AstraZeneca to receive an advance preview of the new financial, business and pipeline-related disclosures that Alexion planned to make at Alexion's Investor Day and to share Alexion's views on the company's prospects and capabilities. Alexion provided such information to AstraZeneca pursuant to the confidentiality agreement, and the members of the respective senior management teams of Alexion and AstraZeneca met on September 24, 2020.

        On September 26, 2020, Mr. Soriot delivered to Mr. Brennan and Dr. Hantson a letter containing a revised proposal to acquire Alexion for total consideration of $170 per share, with $60 per share to be paid in cash and $110 per share to be paid in AstraZeneca ADSs (with a fixed exchange ratio to be determined closer to the time of announcement), reflecting a consideration mix of 35% cash and 65% in AstraZeneca ADSs. The proposal indicated that it was subject to, among other things, satisfactory completion of confirmatory due diligence.

        On September 27, 2020, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to consider the updated proposal from AstraZeneca and to discuss the previously-considered outreach to other potential strategic counterparties. Following review and deliberation, the board determined to authorize management to permit AstraZeneca to continue its due diligence but to advise AstraZeneca that it would need to provide further improvement in value after completion of due diligence in order to induce Alexion to agree to a transaction. On September 29, 2020, representatives of Alexion communicated this message from the Alexion board to representatives of AstraZeneca.

        At the September 27 board meeting, the Alexion board of directors also authorized BofA Securities to move forward with the contemplated private outreach to other strategic parties which had been discussed at the September 16-17 board meeting and prior board meetings. BofA Securities then proceeded to contact seven other industry participants to determine their potential respective interest in possibly engaging in an acquisition of, or other business combination transaction with, Alexion.

        On October 4, 2020, Alexion and AstraZeneca entered into a mutual confidentiality agreement, which contained customary standstill restrictions on AstraZeneca (which restrictions would terminate in the event Alexion were to, among other specified circumstances, enter into a change of control transaction with another party), allowing for continued confidential discussions and the exchange of confidential information in connection with the parties' respective due diligence investigations, in which the parties engaged over the following weeks.

        On October 6, 2020, Alexion held its public Virtual Investor Day to provide the investment community with previously-non-public additional insight into the company's pipeline, future growth potential and continued progress against its business plan.

        By the end of October, all but one of the seven other industry participants contacted by BofA Securities at the direction of the Alexion board of directors expressly declined to pursue the opportunity to explore a transaction with Alexion. One participant ("Participant 2") indicated potential interest and a willingness to engage in further discussions and due diligence. On October 8, 2020, Participant 2 and Alexion entered into a confidentiality and standstill agreement (which standstill would terminate in the event Alexion were to enter into a change of control transaction with another party), and thereafter diligence-related information was exchanged with Participant 2. During the month of October 2020, Mr. Brennan had conversations with a senior representative of Participant 2, and representatives of BofA Securities also had several discussions with Participant 2's financial advisors, to determine whether or not Participant 2 would submit an indication of interest and to encourage Participant 2 to do so.

        In the third quarter of 2020, Alexion received a letter from the Dutch Tax Authorities ("DTA") regarding certain tax-related matters (the "DTA tax-related matters"), as publicly disclosed by Alexion in its publicly filed Quarterly Report on Form 10-Q, issued on October 29, 2020 for the quarterly period ended September 30, 2020. In the course of due diligence between Alexion and AstraZeneca, among other diligence, the parties discussed the DTA tax-related matters, which by October were the subject of on-going settlement discussions between Alexion and the DTA. On October 24, 2020, Marc Dunoyer, the Chief Financial Officer of AstraZeneca, advised Dr. Aradhana Sarin, the Chief Financial Officer of Alexion, that AstraZeneca intended to terminate due diligence and transaction negotiations. In this conversation, Mr. Dunoyer advised Dr. Sarin that although AstraZeneca remained strategically interested in a potential combination with Alexion, and that due diligence had enabled AstraZeneca to identify potential sources of additional value, AstraZeneca could not proceed further unless and until Alexion were to settle the DTA tax-related matter with the DTA, or, in the absence of a settlement, obtain greater clarity as to Alexion's potential obligations to the DTA, if any. On October 30, 2020, a representative of Participant 2's financial advisor contacted a representative of Alexion's financial advisor to convey that while Participant 2 had not yet determined whether to submit a written transaction proposal to Alexion, Participant 2 was considering a valuation range between $154 to $160 per share in cash and required access to additional sensitive due diligence information to evaluate the potential transaction and possible upside.

        On November 3, 2020, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton. At that meeting the board received an update regarding the DTA matters, the status of discussions with AstraZeneca and the communication from Participant 2's financial advisor. The Alexion board of directors directed BofA Securities to advise Participant 2's financial advisor that Alexion would be willing to provide Participant 2 with access to additional confidential due diligence if Participant 2 were to submit a written indication of interest at a valuation of at least $160 per share with a view towards further increase, and to advise Participant 2 that the Alexion board of directors would expect a valuation above $160 per share in an agreed transaction. The directors also instructed Alexion management and advisors to inform Participant 2 that if Alexion were to enter into a transaction, Alexion would require a high degree of certainty of closing in any transaction, including that Participant 2 would need to take responsibility for accepting and minimizing or eliminating regulatory risk. At the meeting, the Alexion board of directors also reviewed other strategic alternatives, including a larger, and potentially leveraged, significant share buyback and a proposal received from Elliott to acquire a royalty interest in Alexion's global revenues from its ULTOMIRIS product for $4.7 billion. The Alexion board of directors concluded that these alternatives did not compare favorably to the alternative of a business combination at an attractive valuation.

        On November 7, 2020, Participant 2 submitted to the Alexion board of directors a written preliminary, non-binding indication of interest outlining a potential transaction in which Alexion stockholders would receive $160 per share in cash, subject to due diligence and other conditions. The indication of interest also indicated that this valuation relied on internal evaluation performed by Participant 2 and that to the extent additional diligence highlighted additional value, Participant 2 would be open to discussing an appropriate increase in the offer price. Following receipt of the letter, representatives of Alexion provided requested information to Participant 2 and participated in management-level meetings requested by Participant 2. During these discussions, representatives of Participant 2 advised that they would not be willing to provide the degree of assurance regarding regulatory matters which the Alexion board of directors had specifically requested. During the week of November 23, 2020, representatives of Participant 2 conveyed to Alexion's financial advisor and to Mr. Brennan that Participant 2 had completed its core due diligence with respect to Alexion but had not identified additional value. Participant 2 did not re-affirm its prior proposal nor submit a further indication of interest thereafter.

        During November 2020, Alexion's tax advisors continued to discuss with the DTA a potential resolution of the DTA tax-related matters, and by mid-November reached a verbal agreement in principle with the DTA on acceptable settlement terms. On November 19, Dr. Sarin updated Mr. Dunoyer as to this anticipated resolution, and, on November 23, 2020, AstraZeneca indicated that, on the basis of this development, AstraZeneca would consider re-engaging concerning a potential transaction.

        On November 24, 2020, Mr. Dunoyer contacted Dr. Sarin to convey a revised transaction proposal for AstraZeneca to acquire Alexion for total consideration of $175 per share, with $60 per share to be paid in cash and $115 per share to be paid in AstraZeneca ADSs (with a fixed exchange ratio to be determined closer to the time of announcement), indicating that this proposal represented the maximum consideration authorized by the AstraZeneca board of directors, and was subject to confirmatory diligence. AstraZeneca's representatives also stated to Alexion's representatives that AstraZeneca would conduct its remaining diligence in parallel with the negotiation of definitive agreements within the following weeks and work towards announcing an agreed transaction as promptly as possible.

        On November 25, 2020, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to review the revised proposal from AstraZeneca and to receive updated financial analyses from BofA Securities. Mr. Brennan also updated the Alexion board of directors on his conversation with the Chief Executive Officer of Participant 2 during the week of November 23, 2020, in which Participant 2 indicated, among other things, that it had not identified additional value nor re-affirmed its prior proposal. Following review and deliberation, the Alexion board of directors determined the proposed economic terms to be attractive and acceptable, and instructed senior management and Alexion's financial and legal advisors to engage with AstraZeneca to complete negotiations of the non-price transaction terms so that the Alexion board of directors could consider the full proposed terms for potential approval.

        On November 28, 2020, Wachtell Lipton provided an initial draft transaction agreement to Freshfields, AstraZeneca's legal advisor. Thereafter, through December 12, the parties negotiated the transaction agreement and related documentation.

        On December 2-3, 2020, Alexion held a regularly scheduled two-day board meeting and subsequently held special board meetings on December 7, 9 and 10. At these meetings, Alexion senior management and representatives of BofA Securities and Wachtell Lipton provided the Alexion board of directors with updates on the transaction-related negotiations (including as to regulatory matters, the allocation of business risks that could arise following a transaction announcement, provisions relating to certainty of closing, and the manner in which the exchange ratio for the portion of the transaction consideration to be paid in the form of AstraZeneca ADSs would be calculated). During these meetings, members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton reported on the results of Alexion's reverse due diligence review of AstraZeneca, representatives of BofA Securities reviewed with the Alexion board of directors their preliminary financial analysis of the transaction consideration to be received by Alexion stockholders and representatives of BofA Securities reviewed with members of the Alexion board of directors and the Alexion senior management certain publicly available financial forecasts for AstraZeneca and the Alexion board of directors and the Alexion senior management discussed and considered AstraZeneca's future prospects, business-related risks and opportunities for AstraZeneca, the potential benefits to the combined company and potential valuation upside for AstraZeneca stock arising from the combination. During these meetings, members of senior management also made financial presentations concerning Alexion, AstraZeneca and the pro forma combined company, and discussed the potential synergies potentially arising from the proposed transaction. At the meeting of the Alexion board of directors on December 10, 2020, among other matters, representatives of BofA Securities presented BofA Securities' financial analysis of the proposed transaction and the transaction consideration to be received by Alexion stockholders.

        On December 8, 2020, Alexion and the DTA entered into a settlement agreement resolving the outstanding DTA tax-related matters, and AstraZeneca was apprised of such resolution.

        By the morning of December 11, 2020, the parties had completed negotiations of all of the material terms of the transaction, other than the final calculation of the exchange ratio for the portion of the transaction consideration to be paid in the form of AstraZeneca ADSs. Later that day Mr. Dunoyer and Dr. Sarin reached agreement to fix the exchange ratio at 2.1243 AstraZeneca ADSs per share of Alexion common stock, which, together with the cash portion of the transaction consideration, represented an implied per share price of approximately $175.00 per share of Alexion common stock based on the agreed reference price of an AstraZeneca ADS of $54.14. On the evening of December 11, 2020, the Alexion board of directors met, together with members of Alexion senior management and representatives of BofA Securities and Wachtell Lipton, to discuss and deliberate on the proposed transaction with AstraZeneca. Representatives of Wachtell Lipton presented a detailed summary of the terms of the draft merger agreement and summarized the resolution of open issues that had been unresolved at the time of the Alexion board of directors' previous meeting, including issues relating to certainty of closing. BofA Securities reviewed with the Alexion board of directors its financial analysis of the merger consideration, and, at the request of the Alexion board of directors, BofA Securities rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 11, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities' written opinion, the merger consideration to be received in the transaction by holders of Alexion common stock was fair, from a financial point of view, to such holders, as more fully described below under the section entitled "The Transaction—Opinion of Alexion's Financial Advisor". After carefully considering the proposed terms of the transaction, and taking into consideration the matters discussed during that meeting and prior meetings of the Alexion board of directors, including those outlined under the sections entitled "—Recommendation of the Alexion Board of Directors; Alexion's Reasons for the Transaction," the Alexion board of directors unanimously: (1) determined that the merger agreement and the transactions contemplated by the merger agreement (including the transaction) were fair to and in the best interests of Alexion and its stockholders; (2) approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the transaction); (3) recommended the adoption by Alexion's stockholders of the merger agreement and the transactions contemplated by the merger agreement (including the transaction); and (4) directed that the adoption of the merger agreement and the transactions contemplated by the merger agreement (including the transaction) be submitted to a vote at a meeting of Alexion's stockholders.

        Following the approval of the merger agreement and the transaction by each of the Alexion board of directors and the AstraZeneca board of directors, Alexion and AstraZeneca executed the merger agreement early during the morning of December 12, 2020. Later that morning, the parties issued a joint press release announcing their entry into a definitive merger agreement for AstraZeneca to acquire Alexion.

Recommendation of the Alexion Board of Directors; Alexion's Reasons for the Transaction

        At a special meeting held on December 11, 2020, the Alexion board of directors unanimously: (1) determined that the merger agreement and the transactions contemplated by the merger agreement (including the transaction) were fair to and in the best interests of Alexion and its stockholders; (2) approved, adopted and declared advisable the merger agreement and the transactions contemplated by the merger agreement (including the transaction); (3) recommended the adoption by Alexion's stockholders of the merger agreement and the transactions contemplated by the merger agreement; and (4) directed that the merger agreement and the transactions contemplated by the merger agreement to submitted to a vote at a meeting of Alexion's stockholders. Accordingly, the Alexion board of directors unanimously recommends that Alexion stockholders vote "FOR" the merger proposal.

        In evaluating the transaction and in reaching its determinations and making its recommendations, the Alexion board of directors consulted with Alexion senior management and its outside legal and financial advisors, and considered a number of factors, including the following factors that weighed in favor of the transaction.

  Strategic Considerations and Synergies:

  •
  that the capabilities of both Alexion and AstraZeneca will create a combined company with great strengths across a range of products and technology platforms, with the ability to bring innovative medicines to millions of people worldwide, and an enhanced global footprint and broad coverage across primary, specialty care, and rare diseases;

  •
  that the combined companies will bring together two patient-centric models of care delivery with combined strengths in immunology, biologics, genomics and oligonucleotides to drive future medicine innovation;

  •
  that combining Alexion's expertise in rare-disease development and commercialization with AstraZeneca's capabilities in precision medicine will enable the combined company to develop a portfolio of medicines addressing the large unmet needs of patients suffering from rare diseases;

  •
  that the transaction is expected to improve the combined company's profitability, with the core operating margin significantly enhanced in the short term, and with continued expansion thereafter, supported by increased scale and expected recurring synergies, and that Alexion stockholders will be able to participate in such benefits as stockholders of the combined company;

  •
  that the combined company would have the scale, balance sheet strength, financial flexibility, and free cash flow to fund future growth, and improved ability to access the capital markets on more favorable terms, which would allow the combined company to be more competitive in capturing strategic opportunities;

  •
  that the transaction is expected to deliver robust and sustainable accretion to the combined company's core earnings per share from the outset, with double-digit percentage accretion anticipated in the first three years following the completion of the transaction and double-digit average annual revenue growth through 2025, and that Alexion stockholders will be able to participate in such benefits as stockholders of the combined company;

  •
  the belief that AstraZeneca and Alexion have similar corporate cultures and values;

  •
  information and discussions with Alexion's management, in consultation with BofA Securities, regarding AstraZeneca's business, results of operations, financial and market position, and Alexion management's expectations concerning the combined company's business, financial prospects and synergies, and historical and current trading prices of AstraZeneca ADSs and ordinary shares;

  Attractive Value and Mix of Consideration

  •
  the aggregate value and nature of the consideration to be received in the merger by Alexion stockholders, including:

  •
  that the merger consideration had an implied value per share of Alexion common stock of $175.29, based on the closing price of AstraZeneca ADSs on the Nasdaq as of December 11, 2020 (the last trading day before the announcement of the transaction), which represented a premium of approximately 45% to Alexion stockholders based on the closing price of Alexion common stock on the same date, a premium of approximately 44% based on the 30-day volume-weighted average closing stock price of $122.04 as of the same date, and a premium of approximately 37% based on the 52-week high stock price of $127.81 per share;

  •
  that approximately 65% of the merger consideration consists of AstraZeneca ADSs (or, at the election of Alexion stockholders, AstraZeneca ordinary shares), which offers Alexion stockholders the opportunity to participate in the future earnings, dividends and growth of the combined company, a company which the Alexion board of directors considers to be an attractive investment for the reasons discussed above under "Strategic Considerations and Synergies";

  •
  that approximately 35% of the merger consideration consists of cash, which provides Alexion stockholders with immediate liquidity for a portion of the merger consideration, which consideration offered a premium valuation;

  •
  that the first merger and the second merger, taken together, are intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, as more fully described in the section entitled "Material U.S. Federal Income Tax Consequences";

  Most Attractive Strategic Alternative:

  •
  the view of the Alexion board of directors that the proposed transaction with AstraZeneca was the most attractive strategic alternative available to Alexion and its stockholders, including in comparison to the alternative of remaining independent and continuing to execute on Alexion's long-range business strategy. In this regard, the Alexion board of directors considered:

  •
  prior to AstraZeneca's proposal, no third party had contacted Alexion to propose a strategic transaction;

  •
  that at the direction of the Alexion board of directors, Alexion's financial advisor engaged in outreach to a total of seven potentially-interested industry participants (not including AstraZeneca) to determine their respective interest in engaging in a business combination transaction with Alexion. As a result of this outreach, only one company (Participant 2) other than AstraZeneca provided a specific indication of interest, with the AstraZeneca proposal being the most attractive and, by December 2020, the only proposal believed to be available;

  •
  its belief, based on AstraZeneca's statements made and positions taken during negotiations, as well as the increases in merger consideration during negotiations, and the significant premium relative to the stand-alone price of Alexion's common stock, that the merger consideration was the maximum consideration that AstraZeneca would be willing to offer;

  •
  its belief that entering into the merger agreement with AstraZeneca provided the best alternative for maximizing stockholder value reasonably available to Alexion and its stockholders, including when compared to continuing to operate on a stand-alone basis and taking into account certain risks associated with continuing to operate as a stand-alone company, including those set forth in the "Risk Factors";

  •
  that Alexion stockholders would have the opportunity to participate in the long-term potential of AstraZeneca after giving effect to the transaction;

  Opinion of Alexion's Financial Advisors

  •
  the financial presentation by BofA Securities and the oral opinion of BofA Securities rendered to the Alexion board of directors, subsequently confirmed by delivery of a written opinion dated December 11, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities' written opinion, the merger consideration to be received in the transaction by holders of Alexion common stock was fair, from a financial point of view, to such holders, as more fully described below under the section entitled "The Merger Proposal—Opinion of Alexion's Financial Advisor" beginning on page 63;

  Likelihood of Completion of the Transaction

  •
  the likelihood that the transaction will be completed, based on, among other things, the limited closing conditions to the completion of the transaction, the absence of a financing condition or similar contingency that is based on AstraZeneca's ability to obtain financing and the strong commitment made by AstraZeneca to obtain regulatory approvals, as further described in the section entitled "The Merger Proposal—Regulatory Approvals Required for the Merger" and "The Merger Agreement—Filings; Other Actions; Notification";

  Favorable Terms of the Merger Agreement

  •
  the ability of Alexion to, subject to specified limitations, respond to and engage in discussions regarding unsolicited third-party acquisition proposals under certain circumstances and, ultimately, to terminate the merger agreement in order to enter into a definitive agreement providing for a superior proposal to the merger with AstraZeneca, subject to compliance with the procedural terms and conditions set forth in the merger agreement and the payment of a termination payment of $1.18 billion, as further discussed in the section entitles "The Merger Agreement—Termination of the Merger Agreement";

  •
  the terms of the merger agreement that restrict AstraZeneca's ability to solicit alternative business combination transactions and to provide information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with AstraZeneca, as further discussed in the section entitled "The Merger Agreement—No-Solicitation";

  •
  the obligation of AstraZeneca to pay Alexion a termination payment of $1.415 billion upon termination of the merger agreement under specified circumstances, as further discussed in the section entitled "The Merger Agreement—Termination of the Merger Agreement";

  Governance Matters

  •
  the fact that, at the effective time of the first merger, two Alexion directors will be appointed to the AstraZeneca board of directors, which will allow for oversight of and input into the strategy of the combined company;

        The Alexion board of directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the merger agreement and the transaction, including:

  •
  that the fixed exchange ratio would not adjust downwards to compensate for changes in the price of AstraZeneca ADSs or ordinary shares prior to the consummation of the transaction. The Alexion board of directors determined that the exchange ratio was appropriate and that the risks were acceptable in view of the relative historical trading values and financial performance of Alexion and AstraZeneca;

  •
  the terms of the merger agreement that restrict Alexion's ability to solicit alternative acquisition proposals and to provide information to, or engage in discussions with, a third party interested in pursuing an alternative acquisition proposal, as further discussed in the section entitled "The Merger Agreement—No Solicitation";

  •
  the potential for diversion of management attention and employee attrition due to the possible effects of the announcement and pendency of the transaction and the potential effects on customers and business relationships as a result of the transaction;

  •
  the amount of time it could take to complete the transaction, including the fact that completion of the transaction depends on factors outside of Alexion's control, and that there can be no assurance that the conditions to the transaction will be satisfied even if the merger proposal is approved by Alexion stockholders;

  •
  the possibility of non-consummation of the transaction and the potential consequences of non-consummation, including the potential negative impacts on Alexion, its business and the trading price of its shares of common stock;

  •
  the difficulty and costs inherent in integrating large and diverse businesses and the risk that the potential synergies, dividend growth and other benefits expected to be obtained as a result of the transaction might not be fully or timely realized;

  •
  the obligation of Alexion to pay AstraZeneca a termination payment of $1.18 billion upon termination of the merger agreement under specified circumstances;

  •
  the obligation of Alexion to pay AstraZeneca a termination payment of $270 million upon the termination of the merger agreement as a result of Alexion's failure to obtain the requisite Alexion stockholder approval for the merger proposal; and

  •
  the risks and other considerations of the type and nature described under the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

        The Alexion board of directors considered the factors described above as a whole, including through engaging in discussions with Alexion senior management and Alexion's outside legal and financial advisors. Based on this review and consideration, the Alexion board of directors unanimously concluded that these factors, on balance, supported a determination that the merger agreement and the transactions contemplated by the merger agreement, including the transaction, were advisable and in the best interests of Alexion stockholders, and to make its recommendation to Alexion stockholders that they vote to adopt the merger agreement.

        In addition, the Alexion board of directors was aware of and considered the fact that Alexion's directors and executive officers may have certain interests in the transaction that are different from, or in addition to, the interests of Alexion stockholders generally, including the treatment of equity awards held by such directors and executive officers in the transaction, as described in the section entitled "Interests of Alexion's Directors and Executive Officers in the Transaction".

        The foregoing discussion of the information and factors that the Alexion board of directors considered is not, and is not intended to be, exhaustive. The Alexion board of directors collectively reached the conclusion to approve the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the transaction, in light of the various factors described above and other factors that the members of the Alexion board of directors believed appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Alexion board of directors considered in connection with its evaluation of the transaction, the Alexion board of directors did not find it useful to, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Alexion board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.

        The foregoing discussion of the information and factors considered by the Alexion board of directors in approving the merger agreement is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements".

Opinion of Alexion's Financial Advisor

        Alexion retained BofA Securities to act as its financial advisor in connection with the proposed transaction. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Alexion selected BofA Securities to act as Alexion's financial advisor in connection with the proposed transaction on the basis of BofA Securities' experience in transactions similar to the proposed transaction, its reputation in the investment community and its familiarity with Alexion and its business.

        On December 11, 2020, at a meeting of the Alexion board of directors held to evaluate the proposed transaction, BofA Securities delivered to the Alexion board of directors an oral opinion, which was confirmed by delivery of a written opinion dated December 11, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in BofA Securities' written opinion, the merger consideration to be received in the transaction by holders of Alexion common stock was fair, from a financial point of view, to such holders.

        The full text of BofA Securities' written opinion to the Alexion board of directors, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex B to this proxy statement/prospectus and is incorporated by reference herein in its entirety. The following summary of BofA Securities' opinion is qualified in its entirety by reference to the full text of BofA Securities' written opinion. BofA Securities delivered its opinion to the Alexion board of directors for the benefit and use of the Alexion board of directors (in its capacity as such) in connection with and for purposes of its evaluation of the transaction. BofA Securities' opinion does not address any other terms or other aspects or implications of the proposed transaction and no opinion or view was expressed as to the relative merits of the proposed transaction in comparison to other strategies or transactions that might be available to Alexion or in which Alexion might engage or as to the underlying business decision of Alexion to proceed with or effect the proposed transaction. BofA Securities' opinion does not address any other aspect of the transaction and does not express any opinion or recommendation as to how any stockholder should vote or act in connection with the proposed transaction or any related matter.

        In connection with rendering its opinion, BofA Securities, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to Alexion and AstraZeneca;

  (2)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Alexion furnished to or discussed with BofA Securities by the management of Alexion, including the certain financial forecasts relating to Alexion prepared by the management of Alexion reflecting its long-range plan for Alexion (referred to as the "Alexion management unaudited PTRS Alexion projections," as defined and summarized in the section titled "—Alexion Unaudited Prospective Financial Information" beginning on page 75);

  (3)
  reviewed certain financial forecasts relating to AstraZeneca prepared by the management of Alexion based on certain publicly available financial forecasts for AstraZeneca (referred to as the "Alexion management unaudited AstraZeneca projections, as defined and summarized in the section titled "—Alexion Unaudited Prospective Financial Information" beginning on page 75), and discussed with the management of Alexion its assessments as to the likelihood of AstraZeneca achieving the future financial results reflected in the Alexion management unaudited AstraZeneca projections;

  (4)
  reviewed certain estimates as to the amount and timing of cost savings (referred to as the "cost-synergies," as defined and summarized in the section titled "—Alexion Unaudited Prospective Financial Information" beginning on page 75), anticipated by the management of Alexion to result from the proposed transaction;

  (5)
  discussed the past and current business, operations, financial condition and prospects of Alexion and AstraZeneca with members of senior management of Alexion;

  (6)
  discussed with the management of Alexion its assessments as to the products and product candidates of Alexion, including the likelihood of technical, clinical and regulatory success of such products and product candidates;

  (7)
  reviewed the potential pro forma financial impact of the proposed transaction on the future financial performance of AstraZeneca, including the potential effect on AstraZeneca's estimated earnings per share;

  (8)
  reviewed the trading histories for Alexion common stock, AstraZeneca ADSs, and AstraZeneca ordinary shares and a comparison of such trading histories with each other and with the trading histories of other companies BofA Securities deemed relevant;

  (9)
  compared certain financial and stock market information of Alexion and AstraZeneca with similar information of other companies BofA Securities deemed relevant;

  (10)
  compared certain financial terms of the proposed transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (11)
  considered the results of the efforts taken by BofA Securities on behalf of Alexion to solicit, at the direction of Alexion, indications of interest from third parties with respect to a possible acquisition of Alexion;

  (12)
  reviewed a draft, dated December 11, 2020, of the merger agreement; and

  (13)
  performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

        In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Securities and has relied upon the assurances of the management of Alexion that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Alexion management unaudited PTRS Alexion projections, BofA Securities was advised by Alexion, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Alexion as to the future financial performance of Alexion. With respect to the cost-synergies, BofA Securities was advised by Alexion, and has assumed, that they were also reasonably prepared on bases reflecting the best currently available estimates and good faith judgment of the management of Alexion as to the matters covered thereby. As the Alexion board of directors was aware, BofA Securities did not discuss the past and current business, operations, financial condition and prospects of AstraZeneca with the management of AstraZeneca, and was not provided with, and did not have access to, stand-alone financial forecasts relating to AstraZeneca prepared by the management of AstraZeneca. Accordingly, Alexion advised BofA Securities, and BofA Securities assumed with the consent of Alexion, that the Alexion management unaudited AstraZeneca projections were a reasonable basis upon which to evaluate the future financial performance of AstraZeneca and, at the direction of Alexion, BofA Securities relied on the Alexion management unaudited AstraZeneca projections for purposes of its opinion. BofA Securities also relied, at the direction of Alexion, on the assessments of the management of Alexion as to AstraZeneca's ability to achieve the cost-synergies and was advised by Alexion, and assumed, with the consent of Alexion, that the cost-synergies would be realized in the amounts and at the times projected. BofA Securities also relied, at the direction of Alexion, on the assessments of the management of Alexion as to the products and product candidates of Alexion, including the likelihood of technical, clinical and regulatory success of such products and product candidates. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Alexion, AstraZeneca or any other entity, nor did BofA Securities make any physical inspection of the properties or assets of Alexion, AstraZeneca or any other entity. BofA Securities did not evaluate the solvency or fair value of Alexion or AstraZeneca under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Alexion, that the transaction would be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Alexion, AstraZeneca or the contemplated benefits of the transaction. BofA Securities also assumed, at the direction of Alexion, that the transaction would qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. BofA Securities also assumed, at the direction of Alexion, that the final executed merger agreement would not differ in any material respect from the draft agreement reviewed by BofA Securities.

        BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the proposed transaction (other than the merger consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the proposed transaction or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the proposed transaction or otherwise. BofA Securities' opinion was limited to the fairness, from a financial point of view, of the merger consideration to be received by the holders of Alexion common stock and no opinion or view was expressed with respect to any consideration received in connection with the transaction by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the transaction or any related entity, or class of such persons, relative to the merger consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the proposed transaction in comparison to other strategies or transactions that might be available to Alexion or in which Alexion might engage or as to the underlying business decision of Alexion to proceed with or effect the proposed transaction. In addition, BofA Securities did not express any view or opinion with respect to, and BofA Securities relied, with the consent of Alexion, upon the assessments of Alexion and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Alexion, AstraZeneca or any other entity and the proposed transaction (including the contemplated benefits thereof) as to which BofA Securities noted that Alexion obtained such advice as it deemed necessary from qualified professionals. BofA Securities further expressed no opinion as to what the value of AstraZeneca ADSs (or the underlying AstraZeneca ordinary shares) actually would be when issued or the prices at which Alexion common stock, AstraZeneca ADSs or AstraZeneca ordinary shares would trade at any time, including following announcement or consummation of the proposed transaction. In addition, BofA Securities expressed no opinion or recommendation as to how any stockholder should vote or act in connection with the transaction or any related matter.

        BofA Securities' opinion was necessarily based on financial, economic, monetary, market, tax and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. While the credit, financial and stock markets have been experiencing unusual volatility, BofA Securities expressed no opinion or view as to any potential effects of such volatility on Alexion, AstraZeneca or the proposed transaction. It should be understood that subsequent developments may affect BofA Securities' opinion, and BofA Securities does not have any obligation to update, revise, or reaffirm its opinion. The issuance of BofA Securities' opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, Alexion imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

        The discussion set forth below in "—Summary of Material Financial Analyses of Alexion," "—Summary of Material Financial Analyses of AstraZeneca" and "—Summary of Material Pro Forma Financial Analyses," beginning on page 66 represents a brief summary of the material financial analyses presented by BofA Securities to the Alexion board of directors in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Financial Analyses of Alexion

Selected Publicly Traded Companies Analysis.

        BofA Securities reviewed publicly available financial and stock market information of the following seven selected publicly traded companies in the biopharmaceutical industry:

  •
  AbbVie Inc.

  •
  Bristol-Myers Squibb Company

  •
  Amgen, Inc.

  •
  Gilead Sciences, Inc.

  •
  Regeneron Pharmaceuticals Inc.

  •
  Biogen Inc.

  •
  UCB SA

        BofA Securities reviewed, among other things, the closing price per share for each selected company as of December 11, 2020, as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 earnings per share ("EPS") for the applicable company unburdened by stock based compensation and amortization of purchased intangibles (such EPS, unburdened by stock based compensation and amortization of purchased intangibles, is referred to in this section as "Non-GAAP EPS," and such multiples are referred to in this section as "2021E Price/ Non-GAAP EPS" and "2022E Price/ Non-GAAP EPS"). Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts' estimates published by FactSet as of December 11, 2020. The overall low to high 2021E Price/ Non-GAAP EPS multiples observed for the selected companies were 8.1x to 16.4x (with a mean of 11.1x and median of 9.6x). The overall low to high 2022E Price/ Non-GAAP EPS multiples observed for the selected companies were 7.4x to 14.3x (with a mean of 10.4x and median of 9.8x).

        Based on BofA Securities' review of the Price/ Non-GAAP EPS multiples for the selected companies and on its professional judgment and experience, BofA Securities applied a 2021E Price/ Non-GAAP EPS multiple reference range of 9.25x to 14.0x to Alexion management's estimates of calendar year 2021 Non-GAAP EPS as reflected in the Alexion management unaudited PTRS Alexion projections, and a 2022E Price/ Non-GAAP EPS multiple reference range of 9.0x to 13.0x to Alexion management's estimates of calendar year 2022 Non-GAAP EPS as reflected in the Alexion management unaudited PTRS Alexion projections to calculate implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00) for Alexion. This analysis indicated the following approximate implied equity value reference ranges per share of Alexion common stock, as compared to the implied value of the merger consideration, calculated by adding the $60.00 in cash merger consideration to $115.29, the implied value of the 2.1243 of AstraZeneca ADSs included in the merger consideration based on the $54.27 closing price of the AstraZeneca ADSs on December 11, 2020 ("implied merger consideration value"):

Implied Equity Value Reference Range Per Share of Alexion Common Stock
2021E Non-GAAP EPS	2022E Non-GAAP EPS	Implied Merger Consideration Value
$114 - $173	$141 - $204	$175.29

        No selected publicly traded company used in this analysis is identical or directly comparable to Alexion. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics (reflected, among other things, in differences in historical trading levels of these companies) and other factors that could affect the public trading or other values of the companies to which Alexion was compared.

Selected Precedent Transactions Analysis.

        BofA Securities reviewed, to the extent publicly available, financial information relating to the following ten selected transactions involving acquisitions of publicly traded biopharmaceutical and large cap pharmaceutical companies since 2009.

Date Announced	Target	Acquiror
06/25/19	Allergan plc	AbbVie Inc.
01/03/19	Celgene Corporation	Bristol-Myers Squibb Company
05/08/18	Shire plc	Takeda Pharmaceutical Company Limited
01/26/17	Actelion Ltd	Johnson & Johnson
01/11/16	Baxalta Incorporated	Shire plc
11/17/14	Allergan plc	Actavis plc
02/16/11	Genzyme Corporation	Sanofi-aventis
03/12/09	Genentech, Inc.	Roche Holdings, Inc.
03/09/09	Schering-Plough Corporation	Merck & Co., Inc.
01/25/09	Wyeth	Pfizer Inc.

        For each of these transactions, BofA Securities reviewed the enterprise values implied for each target company based on the consideration paid in the selected transaction, as multiples of estimates of the target company's earnings before interest, taxes, depreciation and amortization ("EBITDA") (unburdened by stock-based compensation), for the calendar year in which the applicable transaction was announced if the transaction was announced prior to June 30, and the calendar year following the calendar year in which the applicable transaction was announced if the transaction was announced after June 30, or "CY EBITDA," and based on publicly available information at that time. The overall low to high enterprise value to EBITDA multiples of the target companies in the selected transactions were 8.0x to 28.2x (with a top quartile of 14.5x, a median of 11.3x and bottom quartile of 9.8x).

        Based on BofA Securities' review of the enterprise values to EBITDA multiples for the selected transactions and on its professional judgment and experience, BofA Securities applied an enterprise value to EBITDA multiple reference range of 9.5x to 14.5x to Alexion management's estimate of Alexion's calendar year 2021 EBITDA (unburdened by stock-based compensation), as reflected in the Alexion management unaudited PTRS Alexion projections, to calculate a range of implied enterprise values for Alexion. BofA Securities then calculated an implied equity value reference range per share of Alexion common stock (rounded to the nearest $1.00) for Alexion by subtracting from this range of implied enterprise values the net debt of Alexion as of September 30, 2020, as reflected in Alexion public filings, and dividing the result by a number of fully-diluted shares of Alexion common stock outstanding as of December 9, 2020 (calculated on a treasury stock method basis, based on information provided by the management of Alexion). This analysis indicated the following approximate implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00), as compared to the implied merger consideration value:

Implied Equity Value Reference Range Per Share of Alexion Common Stock	Implied Merger Consideration Value
$144 - $221	$175.29

        No selected precedent transaction used in this analysis or the applicable business or target company is identical or directly comparable to Alexion or the transaction. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics, market conditions and other factors that could affect the acquisition or other values of the companies or transactions to which Alexion and the transaction were compared.

Discounted Cash Flow Analysis

        BofA Securities performed a discounted cash flow analysis of Alexion to calculate a range of implied present values per share of Alexion common stock utilizing estimates of the standalone, unlevered, after-tax free cash flows Alexion was expected to generate over the period from September 30, 2020 through December 31, 2040 based on the Alexion management unaudited PTRS Alexion projections. Per Alexion management guidance, the analysis assumed no cash flows and terminal value for Alexion beyond 2040. The cash flows were discounted to present value as of September 30, 2020, utilizing mid-year discounting convention, and using a discount rate range of 7.0% to 9.5%, which was based on an estimate of Alexion's weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00) for Alexion by deducting from this range of present values, Alexion's net debt as of September 30, 2020, as reflected in Alexion public filings and dividing the result by a number of fully-diluted shares of Alexion common stock outstanding (calculated on a treasury stock method basis, based on information provided by the management of Alexion). This analysis indicated the following approximate implied equity value reference range per share of Alexion common stock (rounded to the nearest $1.00) for Alexion, as compared to the implied merger consideration value:

Implied Equity Value Reference Range Per share of Alexion common stock	Implied Merger Consideration Value
$164 - $199	$175.29

Other Factors

        BofA Securities also noted certain additional factors that were not considered part of BofA Securities' financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

  •
  Discounted Cash Flow Analysis Sensitivity Analysis.  At the direction of and based on sensitivity inputs provided by Alexion management, BofA Securities also performed a sensitivity analysis to analyze the implied impact on the approximate implied equity value reference range per share of Alexion common stock for Alexion derived from the Discounted Cash Flow analysis described above under the heading "Summary of Material Financial Analyses of Alexion—Discounted Cash Flow Analysis," by varying certain of Alexion management's assumptions with respect to ANDEXXA pricing, ULTOMIRIS pricing and tax rates reflected in the Alexion management unaudited Alexion projections, as well as the illustrative discount rate used by BofA Securities, as described below. The following table presents the results of this analysis:

Sensitivity Analysis		Implied Equity Value Reference Range Per share of Alexion common stock
ANDEXXA Pricing	~40% EU price decrease for ANDEXXA as compared to Alexion management unaudited Alexion projections	$162 - $197
ULTOMIRIS Pricing	~5% ULTOMIRIS price decrease in 2023 and subsequently every 4 years thereafter	$154 - $186
ANDEXXA & ULTOMIRIS Pricing	~40% EU price decrease for ANDEXXA as compared to Alexion management unaudited Alexion projections	$152 - $183

Sensitivity Analysis		Implied Equity Value Reference Range Per share of Alexion common stock
~5% ULTOMIRIS price decrease in 2023 and subsequently every 4 years thereafter
Tax Rate	Tax rate increase to 28% by 2026, 33% by 2030, and 40% by 2032	$145 - $174
Combined Sensitivities	~40% EU price decrease for ANDEXXA as compared to Alexion management unaudited Alexion projections	$134 - $160
~5% ULTOMIRIS price decrease in 2023 and subsequently every 4 years thereafter
Tax rate increase to 28% by 2026, 33% by 2030, and 40% by 2032
Discount Rate	Illustrative discount rate range of 8.0% to 10.5%	$153 - $184
  •
  52-Week Trading Range.  BofA Securities reviewed the trading range of the shares of Alexion common stock for the 52-week period ended December 11, 2020, which was $76 to $128.

  •
  Wall Street Analysts Price Targets.  BofA Securities reviewed certain publicly available equity research analyst price targets for the shares of Alexion common stock available as of December 11, 2020, and noted that the range of such price targets (discounted by one year at Alexion's estimated mid-point cost of equity of 8.25% and rounded to the nearest $1.00) was $110 to $165.

  •
  Premia Paid Analysis.  BofA Securities reviewed, among other things, the premia paid in selected public company pharmaceutical and biopharmaceutical acquisitions in relation to each target company's (i) closing share price on the day prior to announcement of the applicable transaction, and (ii) highest closing share price during the 52-week period prior to announcement of the applicable transaction (referred to in this section as the "52-Week High"). The 25th percentile, median and 75th percentile premia to the closing price on the day prior to announcement of the selected transactions were observed to be 38%, 47% and 65%, respectively. The 25th percentile, median and 75th percentile premia to the 52-Week High closing share price of the selected transactions were observed to be 10%, 32% and 57%, respectively. The 25th percentile, median and 75th percentile premia to the closing price on the day prior to announcement of the selected mixed consideration transactions were observed to be 34%, 39% and 54%, respectively. The 25th percentile, median and 75th percentile premia to the 52-Week High closing share price of the selected mixed consideration transactions were observed to be 1%, 6% and 36%, respectively. Based on this review, BofA Securities applied (i) an illustrative premia reference range of 30% to 55% to the closing price per share of Alexion common stock on December 11, 2020, and (ii) an illustrative premia reference range of 5% to 35% to the 52-Week High of the shares of Alexion common stock as of December 11, 2020, to derive approximate implied equity value reference ranges per share of Alexion common stock (rounded to the nearest $1.00) for Alexion, of $157 to $188 and $134 to $173, respectively.

Summary of Material Financial Analyses of AstraZeneca

Selected Publicly Traded Companies Analysis.

        BofA Securities reviewed publicly available financial and stock market information of the following ten selected publicly traded companies in the pharmaceutical and biopharmaceutical industry:

  •
  Johnson & Johnson

  •
  Roche Holding AG

  •
  Pfizer Inc.

  •
  Merck & Co., Inc.

  •
  Novartis AG

  •
  Novo Nordisk A/S

  •
  Eli Lilly And Company

  •
  Sanofi-aventis

  •
  GlaxoSmithKline plc

  •
  Vertex, Inc.

        BofA Securities reviewed, among other things, the closing price per share for each selected company as of December 11, 2020, as a multiple of Wall Street analyst consensus estimates of calendar year 2021 and 2022 EPS for the applicable company (burdened by stock-based compensation and unburdened by amortization of purchased intangibles). Financial data of the selected companies were derived from their public filings and publicly available Wall Street research analysts' estimates published by FactSet as of December 11, 2020. The overall low to high 2021E Price/EPS multiples observed for the selected companies were 12.8x to 23.5x (with a mean of 16.8x and median of 15.0x). The overall low to high 2022E Price/EPS multiples observed for the selected companies were 11.4x to 20.8x (with a mean of 15.5x and median of 14.1x).

        Based on BofA Securities' review of the Price/EPS multiples for the selected companies and on its professional judgment and experience, BofA Securities applied a 2021E Price/EPS multiple reference range of 17.0x to 23.0x to estimates of calendar year 2021 core earnings per ordinary share of AstraZeneca (burdened by stock-based compensation and unburdened by amortization of intangibles and one-time charges), as reflected in the Alexion management unaudited AstraZeneca projections, and a 2022E Price/EPS multiple reference range of 15.5x to 20.0x to estimates of calendar year 2022 core earnings per ordinary share for AstraZeneca (burdened by stock-based compensation and unburdened by amortization of intangibles and one-time charges) as reflected in the Alexion management unaudited AstraZeneca projections, to calculate implied equity value reference ranges per AstraZeneca ordinary share. BofA Securities divided the implied equity value reference range per AstraZeneca ordinary share by the number of AstraZeneca ADSs underlying each ordinary share (2) to calculate the implied equity value reference range per AstraZeneca ADS (rounded to the nearest $1.00) for AstraZeneca. This analysis indicated the following approximate implied equity value reference ranges per AstraZeneca ADS, as compared to the closing price of the AstraZeneca ADSs on December 11, 2020 of $54.27:

Implied Equity Value Reference Range Per AstraZeneca ADS
2021E Core Earnings	2022E Core Earnings
$42 - $56	$48 - $62

        No selected publicly traded company used in this analysis is identical or directly comparable to AstraZeneca. Accordingly, an evaluation of the results of this analysis is not entirely mathematical.

Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics (reflected, among other things, in differences in historical trading levels of these companies) and other factors that could affect the public trading or other values of the companies to which AstraZeneca was compared.

Discounted Cash Flow Analysis

        BofA Securities performed a discounted cash flow analysis of AstraZeneca to calculate a range of implied present values per AstraZeneca ADS utilizing estimates of the standalone, unlevered, after-tax free cash flows AstraZeneca was expected to generate over the period from September 30, 2020 through December 31, 2030 based on the Alexion management unaudited AstraZeneca projections. BofA Securities calculated terminal values for AstraZeneca by applying a range of perpetuity growth rates of negative 3.0% to positive 1.0% based on Alexion management guidance, to the terminal year cash flows. The cash flows and the terminal year values were discounted to present value as of September 30, 2020, utilizing mid-year discounting convention, and using discount rates ranging from 6.0% to 7.5%, which were based on an estimate of AstraZeneca's weighted average cost of capital, derived using the capital asset pricing model. BofA Securities then calculated implied equity value reference ranges per AstraZeneca ADS (rounded to the nearest $1.00) for AstraZeneca by deducting from this range of present values AstraZeneca's net debt as of September 30, 2020, as reflected in AstraZeneca public filings and dividing the result by a number of fully-diluted AstraZeneca ordinary shares outstanding (calculated on a treasury stock method basis, based on information provided by the management of AstraZeneca and Alexion). This analysis indicated the following approximate implied equity value reference range per AstraZeneca ADS (based on there being 0.5 of an AstraZeneca ordinary share underlying each AstraZeneca ADS and rounded to the nearest $1.00) for AstraZeneca, as compared to the closing price of the AstraZeneca ADSs on December 11, 2020 of $54.27:

Implied Equity Value Reference Range Per AstraZeneca ADS
$46 - $86

Other Factors

        BofA Securities also noted certain additional factors that were not considered part of BofA Securities' financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things the following:

  •
  52-Week Trading Range.  BofA Securities reviewed the trading range of the AstraZeneca ADSs for the 52-week period ended December 11, 2020, which was $38 to $61.

  •
  Wall Street Analysts Price Targets.  BofA Securities reviewed certain publicly available equity research analyst price targets for the AstraZeneca ordinary shares available as of December 11, 2020, and noted that the range of such price targets (discounted by one year at AstraZeneca's estimated mid-point cost of equity of 6.75% and assuming 0.757 GBP / USD exchange rate and rounded to the nearest $1.0) was $45 to $74.

Summary of Material Pro Forma Financial Analyses

Has/Gets Analysis

        BofA securities performed a Has/Gets Analysis to calculate the theoretical change in value for holders of Alexion common stock resulting from the transaction based on a comparison of (i) the pro forma ownership by holders of Alexion common stock of AstraZeneca giving effect to the transaction, and (ii) the 100% ownership by holders of Alexion common stock of the Alexion common stock on a stand-alone basis. For Alexion on a stand-alone basis, BofA Securities used the reference range obtained in its discounted cash flow analysis described above under "Summary of Material Financial

Analyses of Alexion—Discounted Cash Flow Analysis." BofA Securities then performed the same analysis by calculating the range of implied per share equity values allocable to holders of Alexion common stock on a pro forma basis, giving effect to the transaction, by assuming approximately 15% pro forma ownership, based on the number of AstraZeneca ADSs estimated to be issued to holders of Alexion common stock in the transaction, utilizing the results of the standalone discounted cash flow analyses for Alexion and AstraZeneca described above under "Summary of Material Financial Analyses of Alexion—Discounted Cash Flow Analysis" and under "Summary of Material Financial Analyses of AstraZeneca—Discounted Cash Flow Analysis," and taking into account the cost-synergies. BofA Securities calculated the present value of the cost-synergies (including after-tax costs to achieve such cost-synergies) as of September 30, 2020 by using a discount rate range of 7.0% to 9.5%. Per Alexion management guidance, the analysis assumed no terminal value for the cost-synergies beyond 2040. BofA Securities then compared these implied per share equity value reference ranges to the implied per share equity value reference ranges derived for Alexion on a standalone basis utilizing the results of the standalone discounted cash flow analysis for Alexion described above.

        This analysis yielded the following implied per share equity value reference ranges for Alexion common stock on a stand-alone basis and on a pro forma basis (rounded to the nearest $1.00):

Per Share Equity Value Reference Ranges for Holders of Alexion Common Stock
Stand-Alone	Pro-Forma
$164 - $199	$159 - $236

Miscellaneous

        As noted above, the discussion set forth above in "—Summary of Material Financial Analyses of Alexion," "—Summary of Material Financial Analyses of AstraZeneca" and "—Summary of Material Pro Forma Financial Analyses" represents a brief summary of the material financial analyses presented by BofA Securities to the Alexion board of directors in connection with its opinion, and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities' analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

        In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Alexion and AstraZeneca. The estimates of the future performance of Alexion and AstraZeneca in or underlying BofA Securities' analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities' analyses. These analyses were prepared solely as part of BofA Securities' analysis of the fairness, from a financial point of view, to the holders of Alexion common stock of the merger consideration, to be received by such holders in the transaction and were provided to the Alexion board of directors in connection with the delivery of BofA Securities' opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities' view of the actual values of Alexion or AstraZeneca.

        The type and amount of consideration payable in the transaction was determined through negotiations between Alexion and AstraZeneca, rather than by any financial advisor, and was approved by the Alexion board of directors. The decision to enter into the merger agreement was solely that of the Alexion board of directors. As described above, BofA Securities' opinion and analyses were only one of many factors considered by the Alexion board of directors in its evaluation of the proposed transaction and should not be viewed as determinative of the views of the Alexion board of directors or management or any other party with respect to the transaction or the merger consideration.

        Alexion has agreed to pay BofA Securities for its services in connection with the transaction an aggregate fee, which is estimated, based on the information available as of the date of announcement, to be of approximately $75 million, $2 million of which was payable upon delivery of its opinion and the remainder of which is payable upon the closing of the transaction. Alexion also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities' engagement and to indemnify BofA Securities any of its affiliates, its and their respective directors, officers, employees and agents and each other person controlling BofA Securities or any of its affiliates, against certain liabilities, including liabilities under the federal securities laws, arising out of BofA Securities' engagement.

        BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Alexion, AstraZeneca and certain of their respective affiliates.

        BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Alexion and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Alexion and certain of its affiliates in connection with certain transactions, (ii) having acted or acting as a co-lead arranger and as a joint-bookrunner for, and as a lender under, Alexion's revolving credit facility and term loan facility due 2023 and under certain term loans, letters of credit and credit, leasing and/or conduit facilities for Alexion or certain of its affiliates, (iii) having provided or providing certain treasury services and products to Alexion or certain of its affiliates, and (iv) having provided or providing certain fixed income, derivatives and foreign exchange trading services to Alexion or certain of its affiliates. From November 30, 2018, through November 30, 2020, BofA Securities and its affiliates derived aggregate revenues from Alexion and certain of its affiliates of approximately $18.5 million for corporate and/or investment banking services.

        In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AstraZeneca and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under certain term loans, letters of credit and credit, leasing and conduit facilities for AstraZeneca or certain of its affiliates, (ii) having acted as bookrunner on various equity and debt offerings undertaken by AstraZeneca or certain of its affiliates, (ii) having provided or providing certain treasury services and products to AstraZeneca or certain of its affiliates, and (iii) having provided or providing certain foreign exchange trading services to AstraZeneca or certain of its affiliates. From November 30, 2018, through November 30, 2020, BofA Securities and its affiliates derived aggregate revenues from AstraZeneca of approximately $17.5 million for corporate and/or investment banking services.

Alexion Unaudited Prospective Financial Information

        On an annual basis, Alexion prepares for the use of the Alexion board of directors a long-range business and financial plan. In 2020, preparation of the long-range plan commenced in the first quarter and continued in the spring and summer. This long-range plan was reviewed by the Alexion board of directors in connection with its long-range and strategic planning (including at its meeting on August 31, 2020).

        The long-range plan included certain unaudited prospective financial information concerning Alexion on a standalone basis for the fiscal quarter ending December 31, 2020 and for the fiscal years ending December 31, 2021 through December 31, 2040, adjusted to reflect Alexion management's estimate of the probability of technical and regulatory success (which we refer to as "PTRS") for the company's pipeline products. We refer to these unaudited projections as the "Alexion management unaudited PTRS Alexion projections." The Alexion management unaudited PTRS Alexion projections were reviewed again by the Alexion board of directors in connection with their consideration of the proposed transaction, and also provided to BofA Securities, which was directed by Alexion management to use and rely upon the Alexion management unaudited PTRS Alexion projections for purposes of its financial analysis and fairness opinion.

        In addition, certain unaudited prospective financial information concerning Alexion on a standalone basis for the fiscal years ending December 31, 2021 through December 31, 2031 prepared without consideration of probability of technical and regulatory success for the company's pipeline products (i.e., assuming one hundred percent probability of technical and regulatory success), was provided to AstraZeneca, Evercore Partners International LLP ("Evercore") and Centerview Partners UKL LLP ("Centerview Partners") in connection with the proposed transaction. We refer to these projections as the "unaudited non-PTRS Alexion projections" and, together with the Alexion management unaudited PTRS Alexion projections, as the "Alexion management unaudited Alexion projections".

        In connection with the transaction, Alexion management also prepared certain unaudited prospective financial information concerning AstraZeneca on a standalone basis using publicly available Wall Street research analyst financial forecasts and consensus estimates for the fiscal years ending December 31, 2020 through December 31 2030. We refer to these unaudited projections as the "Alexion management unaudited AstraZeneca projections," and to the Alexion management unaudited Alexion projections and the Alexion management unaudited AstraZeneca projections, collectively, as the Alexion management unaudited projections. The Alexion management unaudited AstraZeneca projections were provided to the Alexion board of directors in connection with its consideration of the proposed transaction as well as to BofA Securities, which was directed by Alexion management to use and rely upon the Alexion management unaudited AstraZeneca projections for purposes of its financial analysis and fairness opinion.

        The Alexion management unaudited projections were prepared treating Alexion and AstraZeneca, respectively, on a standalone basis, without giving effect to the proposed transaction, including any impact of the negotiation or execution of the proposed transaction, the expenses that may be incurred in connection with the proposed transaction or the consummation thereof, the potential synergies that may be achieved by the combined company as a result of the proposed transaction, the effect of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed or in anticipation of the proposed transaction, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transaction. In connection with the proposed transaction, Alexion management prepared pro-forma analyses which were presented to the Alexion board of directors and assumed $300 million of annual pre-tax cost synergies, with half of that amount to be achieved during 2022 and the full amount to be achieved during 2023 and subsequent years. Alexion management assumed that the aggregate cost of achieving the projected cost synergies would be $300 million, with all of such cost to be incurred in 2022. These assumed cost synergies including cost to achieve such cost synergies, which we refer to collectively as the "Alexion management assumed cost synergies," are not reflected in the Alexion management unaudited projections. The Alexion management assumed cost synergies were provided to BofA Securities, which was directed by Alexion management to use and rely upon the Alexion management assumed cost synergies for purposes of its financial analysis and fairness opinion.

        Other than annual financial guidance provided to investors, which is generally updated each quarter, Alexion does not as a matter of course make public long-term forecasts or projections as to future performance, revenues, earnings or other results, due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of the underlying assumptions and estimates. However, the financial projections by Alexion management are being included in this proxy statement/prospectus to give shareholders access to certain non-public information provided to the Alexion board of directors and Alexion's financial advisor and to AstraZeneca and its financial advisors. The inclusion of the financial projections by Alexion should not be regarded as an indication that the Alexion board of directors, Alexon, the AstraZeneca board of directors, AstraZeneca, BofA Securities, Centerview Partners or Evercore or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.

        In addition, the Alexion management unaudited projections and the Alexion management assumed cost synergies were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Alexion's management were prepared on a reasonable basis, reflected the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of Alexion or AstraZeneca, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Alexion management unaudited projections or the Alexion management assumed cost synergies. Although Alexion's management believes there is a reasonable basis for the Alexion management unaudited projections and the Alexion management assumed cost synergies, Alexion cautions stockholders that future results could be materially different from the Alexion management unaudited projections and the Alexion management assumed cost synergies. This summary of the Alexion management unaudited projections and the Alexion management assumed cost synergies is included in this proxy statement/prospectus because the Alexion management unaudited projections and the Alexion management assumed cost synergies were provided to Alexion's financial advisor and to the Alexion board of directors for purposes of considering and evaluating the transaction and the merger agreement.

        The Alexion management unaudited projections and the Alexion management assumed cost synergies are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Alexion management unaudited projections and the Alexion management assumed cost synergies are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Alexion's management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, trends in the biopharmaceutical industry, the regulatory environment, competition, and the risks discussed in this proxy statement/prospectus under the sections entitled "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 15 and 29, respectively. See also "Where You Can Find Additional Information" beginning on page 185 of this proxy statement/prospectus. The Alexion management unaudited projections and the Alexion management assumed cost synergies also reflect assumptions as to certain business decisions that are subject to change. Because the Alexion management unaudited projections were developed for Alexion on a standalone basis without giving effect to the transaction, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the transaction or any changes to Alexion's or AstraZeneca's operations or strategy that may be implemented after completion of the transaction. There can be no assurance that the Alexion management unaudited projections or the Alexion management assumed cost synergies will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which the Alexion management unaudited projections and the Alexion management assumed cost synergies relate, the less predictable and more unreliable the information becomes.

        The Alexion management unaudited projections contain certain non-GAAP financial measures that Alexion believes are helpful in understanding its past financial performance and future results. Alexion management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Alexion believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Alexion's financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Alexion's competitors and may not be directly comparable to similarly titled measures of Alexion's competitors due to potential differences in the exact method of calculation.

        None of Alexion, AstraZeneca, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Alexion management unaudited projections or the Alexion management assumed cost synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Alexion management unaudited projections or the Alexion management assumed cost synergies to reflect circumstances existing after the date the Alexion management unaudited projections or the Alexion management assumed cost synergies were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Alexion management unaudited projections or the Alexion management assumed cost synergies, as applicable, are shown to be in error. Except as required by applicable securities laws, Alexion does not intend to make publicly available any update or other revision to the Alexion management unaudited projections or the Alexion management assumed cost synergies, even in the event that any or all assumptions are shown to be in error. None of Alexion or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Alexion stockholder or other person regarding Alexion's ultimate performance compared to the information contained in the Alexion management unaudited projections or the Alexion management assumed cost synergies or that forecasted results will be achieved. Alexion has made no representation to AstraZeneca, in the merger agreement or otherwise, concerning the Alexion management unaudited projections or the Alexion management assumed cost synergies.

        The prospective financial information included in this document has been prepared by, and is the responsibility of, Alexion management. Neither PricewaterhouseCoopers LLP, US nor PricewaterhouseCoopers LLP, UK has audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, neither PricewaterhouseCoopers LLP, US nor PricewaterhouseCoopers LLP, UK expresses an opinion or any other form of assurance with respect thereto. PricewaterhouseCoopers LLP, US's and PricewaterhouseCoopers LLP, UK's reports incorporated by reference in this document relate to previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

        The following tables present a summary of the Alexion management unaudited PTRS Alexion projections that were reviewed by the Alexion board of directors in connection with its consideration of the proposed transaction and provided to BofA Securities for purposes of its financial analysis and fairness opinion.

(Dollars in millions except EPS)	Q4 '20E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$1,472	$6,250	$7,187	$7,868	$8,836	$9,807	$10,253	$10,604	$10,926	$11,452	$11,561
Non-GAAP Operating Income (Post-SBC)(1)	612	3,058	3,828	4,276	4,955	5,688	6,031	6,297	6,578	6,987	7,109
Tax-Effected EBIT(2)	515	2,538	3,177	3,549	4,112	4,721	4,945	5,163	5,394	5,729	5,829
Unlevered Free Cash Flow(3)	588	2,002	2,538	2,734	3,482	4,298	4,730	5,006	5,333	5,617	5,905
Non-GAAP EPS (Pre-SBC)(4)		$12.33	$15.65

(Dollars in millions)	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Revenue	$11,201	$10,956	$10,642	$10,494	$10,051	$7,956	$6,199	$5,191	$4,293	$3,852
Non-GAAP Operating Income (Post-SBC)(1)	6,943	6,821	6,628	6,554	6,289	4,961	3,876	3,206	2,593	2,300
Tax-Effected EBIT(2)	5,693	5,593	5,435	5,374	5,157	4,068	3,178	2,629	2,126	1,886
Unlevered Free Cash Flow(3)	5,942	5,773	5,603	5,518	5,361	4,563	3,538	2,779	2,230	1,937

(1)
Non-GAAP Operating Income (Post-SBC), a non-GAAP term, refers to Total Revenue less cost of goods sold, less research and development expense, less selling, general and administrative expense, less stock-based compensation expense, and excluding one-time items, milestone payments and amortization of purchased intangibles.

(2)
Tax-Effected EBIT, a non-GAAP term, refers to Non-GAAP Operating Income (Post-SBC) less estimated tax expense.

(3)
Unlevered Free Cash Flows, a non-GAAP term, refers to Tax-Effected EBIT plus depreciation, less changes in net working capital, less milestone payments, less capital expenditures.

(4)
Non-GAAP EPS (Pre-SBC), a non-GAAP term, refers to Non-GAAP Net Income (Pre-SBC) divided by estimated fully diluted shares outstanding. Non-GAAP Net Income (Pre-SBC), a non-GAAP term, refers to Non-GAAP Operating Income (Post-SBC) plus stock-based compensation expense, less interest expense, less other income / expense, less estimated tax expense.

        The following tables present a summary of the unaudited non-PTRS Alexion projections that were provided to AstraZeneca, Evercore and Centerview Partners in connection with the proposed transaction:

(Dollars in millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Total Revenue	$6,466	$7,537	$8,501	$10,268	$12,303	$14,148	$16,140	$18,266	$20,604	$22,283	$23,083
Gross Profit	5,821	6,765	7,540	9,014	10,894	12,571	14,392	16,335	18,483	20,057	20,877
Operating Profit(1)	3,517	4,280	4,822	6,039	7,645	9,005	10,463	12,080	13,920	15,233	15,951
Non-GAAP Net Income(2)	2,844	3,481	3,977	5,009	6,343	7,382	8,578	9,905	11,414	12,491	13,081

(1)
Operating Profit refers to Total Revenue less cost of goods sold, less research and development expense, less selling, general and administrative expense, and excluding one-time items, milestone payments and amortization of purchased intangibles. Note this figure is before accounting for stock-based compensation expense.

(2)
Non-GAAP Net Income, a non-GAAP term, refers to operating income less interest expense, less other income / expense, less estimated tax expense.

        The following table presents a summary of the Alexion management unaudited AstraZeneca projections that were provided to the Alexion board of directors in connection with its consideration of the proposed transaction as well as to BofA Securities for purposes of its financial analysis and fairness opinion:

(Dollars in millions except EPS)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E
Total Revenue	$26,501	$29,840	$33,820	$37,293	$41,065	$44,268	$46,412	$47,773	$48,435	$48,065	$46,723
Core EBIT(1)	7,509	8,817	10,998	13,096	15,427	17,145	17,953	18,467	18,716	18,576	18,071
Unlevered Free Cash Flow(2)		4,487	4,784	7,138	8,787	11,954	13,293	13,852	14,245	14,860	14,703
Core EPS(3)		$4.89	$6.24

(1)
Core EBIT, a non-GAAP term, refers to Total Revenue less cost of goods sold, less research and development expense, less selling, general and administrative expense, plus other operating income.

(2)
Unlevered Free Cash Flow, a non-GAAP term, refers to Core EBIT less estimated tax expense, plus depreciation, less restructuring payments, less purchase of intangible assets, less changes in net working capital, less capital expenditures.

(3)
Core EPS, a non-GAAP term, refers to Core Net Income (post-SBC) divided by estimated fully diluted shares outstanding. Core Net Income, a non-GAAP term, refers to Core EBIT, less net interest and associates, less estimated taxes, less minority interest expense.

Listing of AstraZeneca ADSs

        It is a condition to the completion of the transaction that the AstraZeneca ADSs to be issued in connection with the transaction are approved for listing on Nasdaq, subject to official notice of issuance. In addition, it is a requirement that AstraZeneca receive acknowledgement by the FCA and the LSE that the ordinary shares represented by the AstraZeneca ADSs to be issued in connection with the transaction shall be admitted to the premium segment of the FCA's official list and to trading on the LSE's main market for listed securities. AstraZeneca must use its best efforts to cause the AstraZeneca ADSs to be issued in the transaction as part of the merger consideration to be listed on Nasdaq prior to the first effective time. For more information see the sections of this proxy statement/prospectus entitled "The Merger Agreement—Listing of AstraZeneca ADSs" and "The Merger Agreement—Conditions to Completion of the Transaction," respectively.

Delisting and Deregistration of Alexion Common Stock

        If the transaction is completed, Alexion common stock will be delisted from the Nasdaq and deregistered under the Exchange Act, and Alexion will no longer be required to file periodic reports with the SEC with respect to Alexion common stock.

        Alexion and AstraZeneca have agreed to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Alexion common stock from the Nasdaq and to terminate its registration under the Exchange Act, provided that such delisting and deregistration will not be effective until the first effective time.

Interests of Alexion's Directors and Executive Officers in the Transaction

        In considering the recommendation of the Alexion board of directors to adopt the merger agreement, Alexion stockholders should be aware that Alexion's directors and executive officers have interests in the transaction that may be different from, or in addition to, the interests of Alexion stockholders generally. Alexion's board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement, in reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement (including the transaction), and in recommending to Alexion stockholders that the merger agreement be approved. Such interests are described below. The transaction will be a "change in control" for purposes of the Alexion executive compensation and benefit plans and agreements described below.

  Certain Assumptions

        Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

  •
  The relevant price per share of Alexion common stock is $157.39, which is the average closing price per share of Alexion common stock as reported on Nasdaq over the first five business days following the first public announcement of the transaction on December 12, 2020;

  •
  The first effective time as referenced in this section occurs on February 12, 2021, which is the assumed date of the first effective time solely for purposes of the disclosure in this section; and

  •
  The employment of each executive officer of Alexion was terminated by Alexion without "cause" or due to the officer's resignation for "good reason" (as such terms are defined in the relevant plans and agreements), in either case immediately following the first merger and on the assumed date of the first effective time of February 12, 2021.

        The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect certain compensation actions that may occur before completion of the transaction.

  Treatment of Outstanding Equity Awards

  Alexion Stock Options

        The merger agreement provides that, at the first effective time, each compensatory option to purchase shares of Alexion common stock under any Alexion stock plan that is outstanding and unexercised immediately prior to the first effective time, which is referred to in this proxy statement/prospectus as an Alexion Stock Option, whether or not vested, will be cancelled in consideration for the right to receive, within five business days following the first effective time, the merger consideration, without interest and less applicable withholding taxes, in respect of each net option share subject to such Alexion Stock Option immediately prior to the first effective time. For purposes of this proxy statement/prospectus, net option share means, with respect to an Alexion Stock Option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the value of the merger consideration over the exercise price per share of Alexion common stock subject to such Alexion Stock Option immediately prior to the first effective time by (B) the number of shares of Alexion common stock subject to such Alexion Stock Option immediately prior to the first effective time by (ii) the value of the merger consideration. For purposes of the preceding sentence, the value of the merger consideration that consists of AstraZeneca ADSs shall equal the product of (x) the exchange ratio and (y) the average of the volume weighted averages of the trading prices of AstraZeneca ADSs on the Nasdaq on each of the five consecutive trading days ending on (and including) the trading day that is two trading days prior to the closing date (which average price we refer to as the "AstraZeneca ADS Price").

  Alexion Restricted Stock Unit Awards

        The merger agreement provides that, at the first effective time, each restricted stock unit award with respect to shares of Alexion common stock outstanding under any Alexion stock plan that vests solely based on the passage of time, which is referred to in this proxy statement/prospectus as an Alexion RSU Award, will be treated as described below.

        If such Alexion RSU Award is held by a non-employee director of Alexion, it will automatically become fully vested and cancelled and converted into the right to receive, within five business days following the first effective time, the merger consideration, without interest and less applicable withholding taxes, with respect to each share of Alexion common stock subject to such Alexion RSU Award immediately prior to the first effective time. Based on the assumptions described above under "—Certain Assumptions", the estimated aggregate amount that would become payable to Alexion's nine non-employee directors in respect of their unvested Alexion RSU Awards is $5,493,068.

        Each other Alexion RSU Award will be assumed by AstraZeneca and will be converted into an equivalent AstraZeneca restricted stock unit award, with the number of AstraZeneca ADSs underlying each converted award equal to (i) the number of shares of Alexion common stock underlying such Alexion RSU Award multiplied by (ii) the equity award exchange ratio, rounded up to the nearest whole number of shares. For purposes of this proxy statement/prospectus, "equity award exchange ratio" means the sum, rounded to four decimal places, equal to (A) the exchange ratio, plus (B) the quotient obtained by dividing (1) the cash consideration by (2) the AstraZeneca ADS Price.

        Each such assumed AstraZeneca restricted stock unit award will continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Alexion RSU Award immediately prior to the first effective time (including any terms and conditions relating to vesting (except as otherwise noted below) and accelerated vesting on a termination of the holder's employment in connection with or following the merger).

  Alexion Performance Stock Unit Awards

        The merger agreement provides that, at the first effective time, each restricted stock unit award with respect to shares of Alexion common stock outstanding under any Alexion stock plan that vests based on the achievement of performance goals, which is referred to in this proxy statement/prospectus as an Alexion PSU Award, will be assumed by AstraZeneca and will be converted into an AstraZeneca restricted stock unit award that settles in a number of AstraZeneca ADSs equal to the product of (i) the number of shares of Alexion common stock underlying the Alexion PSU Award immediately prior to the first effective time (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time), subject to a limit of 175% of target for Alexion PSU Awards granted in 2019 and 150% of target for Alexion PSU Awards granted in 2020, multiplied by (ii) the equity award exchange ratio, rounded up to the nearest whole number of shares.

        Each such assumed AstraZeneca restricted stock unit award will continue to have, and will be subject to, the same terms and conditions as applied to the corresponding Alexion PSU Award immediately prior to the first effective time (including any terms and conditions related to time-vesting (except as otherwise noted below) and accelerated vesting on a termination of the holder's employment in connection with or following the merger but excluding performance-based vesting conditions).

  Double Trigger Accelerated Vesting of Alexion Equity Awards

        Pursuant to the terms of the employment agreements described below and the award agreements for the Alexion Stock Options, Alexion RSU Awards and Alexion PSU Awards held by Alexion's executive officers, if an executive officer's employment is terminated by Alexion without "cause" or due to the executive officer's resignation for "good reason", in each case, on or within 24 months (in the case of awards granted prior to 2020) or 18 months (in the case of award granted in 2020 or later) following a change in control of Alexion, all such equity awards then held by such executive officer would fully vest upon such termination of employment.

        These "double trigger" vesting provisions applicable to Alexion equity awards held by executive officers will continue to apply to such awards after such awards are assumed by AstraZeneca at the effective time of the first merger.

        See the section entitled "Quantification of Potential Payments and Benefits to Alexion's Named Executive Officers in Connection with the Transaction" beginning on page 84 of this proxy statement/prospectus for an estimate of the value of each of Alexion's named executive officer's unvested Alexion equity awards. Based on the assumptions described above under "—Certain Assumptions" and including 2021 annual equity awards that have been approved by the leadership and compensation committee of the Alexion board of directors and will be granted on February 28, 2021 in accordance with Alexion's equity grant policy, the estimated aggregate value of the unvested equity awards held by Alexion's two executive officers who are not named executive officers is: unvested Alexion Stock Options—$180,087; unvested Alexion RSU Awards—$10,807,224; and unvested Alexion PSU Awards (assuming achievement of the applicable performance goals at the target level)—$7,976,683.

  Retention-Related Acceleration of Vesting of Certain Converted RSU Awards

        Alexion and AstraZeneca have agreed that each Alexion employee, including each executive officer, who remains employed by Alexion and its affiliates (including, after the first effective time, AstraZeneca and its subsidiaries) through the first anniversary of the first effective time will receive accelerated vesting, effective as of the first anniversary of the first effective time, of the portion of each then-outstanding AstraZeneca restricted stock unit award received by such employee in the transaction in respect of an Alexion RSU Award or Alexion PSU Award that is scheduled to vest on or before the second anniversary of the first effective time.

        Based on the assumptions described above under "—Certain Assumptions" and including 2021 annual equity awards that have been approved by the leadership and compensation committee of the Alexion board of directors and will be granted on February 28, 2021 in accordance with Alexion's equity grant policy, the estimated value of the converted Alexion RSU Awards and converted Alexion PSU Awards (assuming achievement of the applicable performance goals at the target level) that would become vested pursuant to this acceleration provision for each named executive officer is included in the table below and the estimated aggregate value for Alexion's two executive officers who are not named executive officers is $5,577,862.

Named Executive Officer	Accelerated Converted RSU Awards ($)
Ludwig Hantson	18,777,060
Aradhana Sarin	4,259,918
Brian Goff	4,869,647
John Orloff	4,869,647
Ellen Chiniara	4,225,843

  Officer Employment Agreements

        Each Alexion executive officer has entered into an employment agreement with Alexion that provides that, in the event that the officer's employment with Alexion is terminated within 18 months following a change in control of Alexion (1) by Alexion without cause, (2) by the officer for good reason or following a constructive termination, or (3) upon non-renewal of the officer's employment agreement by Alexion, then Alexion will be obligated to pay the officer (a) a cash lump sum payment equal to (i) 2.0 (or 3.0, in the case of the Chief Executive Officer) multiplied by (ii) the sum of the officer's then-current base salary and an amount equal to the officer's target annual cash incentive award for the year in which the termination of employment occurs (or, in the case of the Chief

Executive Officer, the greater of such target amount and his average annual cash incentive award for the two years preceding the year in which is termination of employment occurs), (b) a pro rata amount of the officer's target annual cash incentive award for the year in which the termination occurs, and (c) a lump sum cash amount that, after applicable taxes and withholdings are deduced, is equal to the value of the premiums that otherwise would have been paid by Alexion for the officer's and the officer's eligible dependents' participation in Alexion's health and welfare plans for an 18-month period.

        The executive officer employment agreements provide that, if the compensation and benefits payable to the officer would be subject to an excise tax under Section 4999 of the Code, such amounts shall either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.

        Pursuant to the terms of each executive officer employment agreement, each executive officer is subject to noncompetition and nonsolicitation covenants (except that the General Counsel is not subject to a noncompetition covenant) that apply during employment and for a period of 18 months following termination of employment for any reason (or 24 months, in the case of the Chief Executive Officer, and 12 months following termination other than a termination without cause, in the case of the Chief Financial Officer).

        See the section entitled "Quantification of Potential Payments and Benefits to Alexion's Named Executive Officers in Connection with the Transaction" beginning on page 84 of this proxy statement/prospectus for the estimated amounts that each of Alexion's named executive officers would receive under their employment agreements upon a qualifying termination of employment following a change in control of Alexion. Based on the assumptions described above under "—Certain Assumptions," the estimated aggregate amount of the cash severance payments (including a prorated target annual cash incentive award) that Alexion's two executive officers who are not named executive officers would receive under their employment agreements upon a qualifying termination of employment following a change in control of Alexion is $4,159,989.

  Treatment of Annual Bonus

        Under the terms of the merger agreement, Alexion may provide to each Alexion employee who is eligible to participate in an Alexion annual bonus program, including each executive officer, a prorated portion of the annual bonus with respect to the portion of the year of the closing that occurs prior to the closing, which bonus will be determined based on actual performance through the latest practicable date prior to the closing date, as determined by Alexion prior to the first effective time.

        See the section entitled "Quantification of Potential Payments and Benefits to Alexion's Named Executive Officers in Connection with the Transaction" beginning on page 84 of this proxy statement/prospectus for the estimated amount of the prorated bonus payment that each of Alexion's named executive officers would receive under the terms of the merger agreement. Based on the assumptions described above under "—Certain Assumptions," and assuming that the applicable performance goals are achieved at the target level, the estimated aggregate amount of the prorated bonus payments that Alexion's two executive officers who are not named executive officers would receive under the terms of the merger agreement is $98,510.

  Transaction Bonus Awards

        Alexion and AstraZeneca have agreed that, prior to the first effective time, Alexion may grant cash transaction bonus awards to Alexion employees in an aggregate amount of up to $40 million. Each transaction bonus award would vest and become payable during the six-month period commencing on the first effective time, subject to the recipient's continued employment with Alexion and its affiliates through the applicable vesting date, or upon an earlier termination of employment by Alexion without cause, by the recipient for good reason, or due to the recipient's death or permanent disability (or earlier if agreed by the parties). Although each of Alexion's executive officers is eligible to receive a transaction bonus award, as of the date of this proxy statement/prospectus, no executive officer of Alexion has been granted a transaction bonus award in connection with the transaction.

  Indemnification and Insurance

        Pursuant to the terms of the merger agreement, Alexion non-employee directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors' and officers' liability insurance policies following the transaction. Such indemnification and insurance coverage is further described in the section entitled "The Merger Agreement—Indemnification and Insurance" beginning on page 130 of this proxy statement/prospectus.

  Ownership of AstraZeneca Ordinary Shares

        David R. Brennan, Chairman of the Board of Directors of Alexion, holds 81,000 AstraZeneca ordinary shares acquired in connection with his previous employment with AstraZeneca, which ended in 2012.

  Agreements with AstraZeneca

        Any Alexion executive officers who become officers or employees or who otherwise are retained to provide services to AstraZeneca or the surviving corporation may, prior to, on, or following the closing of the transaction, enter into new individualized compensation arrangements with AstraZeneca or the surviving corporation and may participate in cash or equity incentive or other benefit plans maintained by AstraZeneca or the surviving corporation. As of the date of this proxy statement/prospectus, no new individualized compensation arrangements between Alexion's executive officers and AstraZeneca or the surviving corporation have been established.

  Quantification of Potential Payments and Benefits to Alexion's Named Executive Officers in Connection with the Transaction

        The information set forth in the table below is intended to comply with Item 402(t) of the SEC's Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of Alexion that is based on, or otherwise relates to, the transaction. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption "Interests of Alexion's Directors and Executive Officers in the Transaction" above.

        The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the transaction. For purposes of calculating such amounts, the following assumptions were used:

  •
  The relevant price per share of Alexion common stock is $157.39, which is the average closing price per share of Alexion common stock as reported on Nasdaq over the first five business days following the first public announcement of the transaction on December 12, 2020;

  •
  The first effective time as referenced in this section occurs on February 12, 2021, which is the assumed date of the first effective time solely for purposes of the disclosure in this section; and

  •
  The employment of each named executive officer of Alexion was terminated by Alexion without "cause" or due to the officer's resignation for "good reason" (as such terms are defined in the relevant plans and agreements), in either case immediately following the first effective time and on the assumed date of the first effective time of February 12, 2021.

Named Executive Officer(1)	Cash ($)(2)	Equity($)(3)	Perquisites / Benefits($)(4)	Total ($)(5)
Ludwig Hantson	12,457,862	47,788,980	61,587	60,308,429
Aradhana Sarin	2,937,504	12,792,502	60,017	15,790,023
Brian Goff	2,934,566	12,900,737	78,730	15,914,033
John Orloff	3,053,535	13,148,243	61,587	16,263,365
Ellen Chiniara	2,609,605	10,615,326	61,587	13,286,518

(1)
Anne-Marie Law, former Chief Human Experience Officer of Alexion, terminated employment with Alexion on August 21, 2020. In connection with her separation, a prorated number of Ms. Law's outstanding Alexion PSU Awards remained outstanding and eligible to vest in accordance with their terms. As of February 12, 2021, Ms. Law holds Alexion PSU Awards granted in 2019, relating to 9,120 shares of Alexion common stock, and 2020, relating to 4,210 shares of Alexion common stock, in each case, assuming that the applicable performance goals are achieved at the target level. Ms. Law's Alexion PSU Awards are subject to the terms of the merger agreement, including the determination of the applicable performance goals at the first effective time (see "Interests of Alexion's Directors and Executive Officers in the Transaction—Alexion Performance Stock Unit Awards").

(2)
Cash. Consists of (a) a cash severance payment equal to (i) 2.0 (or 3.0, in the case of the Chief Executive Officer) multiplied by the sum of the named executive officer's then-current base salary and an amount equal to the named executive officer's annual target cash incentive award for the year in which the termination of employment occurs (or, in the case of the Chief Executive Officer, the greater of such target amount and his average annual cash incentive award for the two years preceding the year in which is termination of employment occurs), plus (ii) a pro rata amount of the named executive officer's target annual cash incentive award for the year in which the termination occurs, and (b) a prorated portion of the annual bonus with respect to the portion of the year of the closing that occurs prior to the closing, which bonus will be determined based on actual performance through the latest practicable date prior to the closing date (which actual performance is assumed to equal target performance for purposes of this quantification). The cash severance payment is "double trigger" and becomes payable only upon a qualifying termination of employment following a change in control of Alexion under the terms of the applicable employment agreement (see "Interests of Alexion's Directors and Executive Officers in the Transaction—Officer Employment Agreements"). The prorated bonus payment based on actual performance is "single trigger" and becomes payable upon the closing (see "Interests of Alexion's Directors and Executive Officers in the Transaction—Treatment of Annual Bonus"). The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Severance ($)	Prorated Bonus ($)	Total ($)
Ludwig Hantson	12,244,906	212,956	12,457,862
Aradhana Sarin	2,869,552	67,952	2,937,504
Brian Goff	2,866,682	67,884	2,934,566
John Orloff	2,982,899	70,636	3,053,535
Ellen Chiniara	2,549,238	60,367	2,609,605
(3)
Equity. Includes accelerated vesting of Alexion RSU Awards and Alexion PSU Awards upon a qualifying termination of employment following a change in control of Alexion; this accelerated vesting is a "double trigger" benefit and is triggered only upon a qualifying termination of employment following a change in control of Alexion. Also includes accelerated vesting of unvested Alexion Stock Options upon the first effective time; this accelerated vesting is a "single trigger" benefit. Amounts are inclusive of 2021 annual equity awards that have been approved by the leadership and compensation committee of the Alexion board of directors and will be granted on February 28, 2021 in accordance with Alexion's equity grant policy. For further details regarding the treatment of Alexion equity awards in connection with the transaction, see "Interests of Alexion's Directors and Executive Officers in the Transaction—Treatment of Outstanding Equity Awards". The estimated value of such awards are shown in the following table (in the case of Alexion PSU Awards, this estimated value assumes that the applicable performance goals are achieved at the target level):

Named Executive Officer	Alexion Stock Options ($)	Alexion RSU Awards ($)	Alexion PSU Awards ($)	Total ($)
Ludwig Hantson	136,796	23,859,694	23,792,489	47,788,980
Aradhana Sarin	—	7,200,907	5,591,595	12,792,502
Brian Goff	155,648	6,808,967	5,936,121	12,900,737
John Orloff	—	7,212,121	5,936,121	13,148,243
Ellen Chiniara	—	5,222,515	5,392,811	10,615,326
(4)
Perquisites/Benefits. Consists of estimated amount of the lump sum cash amount that, after applicable taxes and withholdings are deduced, is equal to the value of the premiums that otherwise would have been paid by Alexion for the named executive officer's and the named executive officer's eligible dependents' participation in Alexion's health and welfare plans for an 18-month period. Such payment is "double trigger" and is provided only upon a qualifying termination of employment following a change in control of Alexion (see "Interests of Alexion's Directors and Executive Officers in the Transaction—Officer Employment Agreements"). The estimated value of each such payment is shown in the following table:

Named Executive Officer	Welfare Benefits ($)
Ludwig Hantson	61,587
Aradhana Sarin	60,017
Brian Goff	78,730
John Orloff	61,587
Ellen Chiniara	61,587
(5)
Cutback. Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply to the payments and benefits of the named executive officers in the event that the excise tax applicable under Section 4999 of the Code would otherwise apply. See "Interests of Alexion's Directors and Executive Officers in the Transaction—Officer Employment Agreements."

Accounting Treatment of the Transaction

        The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations, referred to as IFRS 3. IFRS requires that one of the two companies in a transaction be designated as the acquirer for accounting purposes based on the evidence available. AstraZeneca will be treated as the acquiring entity for accounting purposes. In identifying AstraZeneca as the acquiring entity for accounting purposes, AstraZeneca and Alexion took into account the relative voting rights of all equity instruments, the intended composition of the governing body and senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, AstraZeneca and Alexion management evaluated various metrics, including, but not limited to, revenue, profit before taxation, total assets and market capitalization. No single factor was the sole determinant in the overall conclusion that AstraZeneca is the acquirer for accounting purposes; rather, all factors were considered in arriving at such conclusion. Accordingly, AstraZeneca will record assets acquired, including identifiable intangible assets, and liabilities assumed from Alexion at their respective fair values at the date of completion of the transaction. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill.

        The financial condition and results of operations of AstraZeneca after completion of the transaction will reflect Alexion after completion of the transaction, but will not be restated retroactively to reflect the historical financial condition or results of operations of Alexion. The earnings of AstraZeneca following the completion of the transaction will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including certain trademarks, and goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, AstraZeneca determines that tangible or intangible assets (including goodwill) are impaired, AstraZeneca would record an impairment charge at that time.

Regulatory Approvals Required for the Transaction

  General

        As more fully described in this proxy statement/prospectus and in the merger agreement, and subject to the terms and conditions of the merger agreement, AstraZeneca and Alexion have each agreed to use their respective reasonable best efforts to obtain all regulatory approvals required to complete the transaction. This includes (i) preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary to complete the transaction, (ii) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all consents from any governmental authority or other third party that are necessary, proper or advisable to consummate the transaction, and complying with the terms and conditions of each consent, (iii) cooperating with the other parties to the merger agreement in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain as promptly as practicable any consents necessary, proper or advisable to complete the transaction and (iv) using reasonable best efforts to contest certain actions, suits, investigations or proceedings brought by, or orders that have been entered by, a court or governmental authority of competent jurisdiction relating to the merger agreement or the consummation of the transactions contemplated by the merger agreement.

        Without limiting the generality of the undertakings set forth above, AstraZeneca and its affiliates are required to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any antitrust or foreign investment law that is asserted by any governmental authority, obtain the consent or cooperation of any other person and permit and cause the satisfaction of the conditions to closing regarding the receipt of required regulatory approvals, in each of the foregoing cases, to permit the closing to occur as promptly as reasonably practicable and in any event prior to the end date. See the section of this proxy statement/prospectus entitled "The Merger Agreement—Efforts to Consummate the Transaction".

        The obligation of AstraZeneca and Alexion to effect the transaction is conditioned upon, among other things, the expiration or early termination of the applicable waiting period under the HSR Act and the receipt of approvals under the antitrust and foreign investment laws of certain specified foreign jurisdictions. For more information see the section of this proxy statement/prospectus entitled "The Merger Agreement—Conditions to Completion of the Transaction."

  Department of Justice, Federal Trade Commission and Other U.S. Antitrust Authorities

        Under the HSR Act, certain transactions, including the transaction, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that each party must file a pre-merger notification with the FTC and the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties' filings of their respective HSR Act notification forms or the early termination of that waiting period. At any time before the expiration of the initial waiting period, the DOJ or the FTC may issue a Second Request. If a Second Request is issued, the parties may not complete the transaction until they substantially comply with the Second Request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier.

        Each of AstraZeneca and Alexion filed its respective HSR Act notification and report with respect to the transaction on February 10, 2021. Following informal discussions with the FTC, AstraZeneca notified the FTC that it elected to withdraw and refile its notification and report form under the HSR Act prior to expiration of the initial waiting period to give the FTC additional time to review the proposed transaction. AstraZeneca's notification and report form was withdrawn effective as of March 12, 2021, and AstraZeneca refiled its notification on March 16, 2021, commencing a new 30-calendar-day waiting period under the HSR Act.

        At any time before or after the transaction is completed, the FTC or DOJ could take action under U.S. antitrust laws in opposition to the transaction, including seeking to enjoin completion of the transaction, condition approval of the transaction upon the divestiture of assets of AstraZeneca, Alexion or their respective affiliates or impose restrictions on AstraZeneca's post-transaction operations. In addition, U.S. state attorneys general could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin completion of the transaction or permitting completion subject to regulatory concessions or conditions. Private parties also may seek to take legal action under the antitrust laws under some circumstances.

Other Governmental Approvals

        Completion of the transaction is further subject to the receipt of clearances and/or approval under the antitrust and foreign investment laws of certain specified foreign jurisdictions.

Timing; Challenges by Governmental and Other Entities

        There can be no assurance that any of the regulatory approvals described above will be obtained and, if obtained, there can be no assurance as to the timing of any approvals, the ability to obtain the approvals on satisfactory terms or the absence of any action challenging such approvals. In addition, there can be no assurance that any of the governmental or other entities described above, including the DOJ, FTC, U.S. state attorneys general, state insurance regulators, foreign regulators and private parties, will not challenge the transaction on antitrust, competition, or foreign investment grounds and, if such a challenge is made, there can be no assurance as to its result.

        Subject to certain conditions, if the transaction is not completed on or before the end date (as may be extended in accordance with the merger agreement), either AstraZeneca or Alexion may terminate the merger agreement. For more information, see the section of this proxy statement/prospectus entitled "The Merger Agreement—Termination of the Merger Agreement".

Appraisal or Dissenters' Rights

  General

        If you hold one or more shares of Alexion common stock, you may be entitled to appraisal rights under Delaware law and have the right to dissent from the transaction, have your shares appraised by the Delaware Court of Chancery and receive the "fair value" of such shares (exclusive of any element of value arising from the accomplishment or expectation of the transaction) as of the completion of the transaction in place of the merger consideration, as determined by such court, if you strictly comply with the procedures specified in Section 262 of the DGCL, subject to certain limitations under the DGCL. Any such Alexion stockholder awarded "fair value" for their shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the merger consideration. The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, the full text of which is attached as Annex C to this proxy statement/prospectus. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the holder of record of shares of Alexion common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.

        Under Section 262 of the DGCL, Alexion, not less than 20 days prior to the Alexion special meeting, must notify each stockholder who was an Alexion stockholder on the record date for notice of the Alexion special meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice to Alexion stockholders that appraisal rights are available in connection with the transaction. A holder of Alexion common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion carefully. Failure to comply timely and properly with the requirements of Section 262 of the DGCL may result in the loss of appraisal rights. A stockholder who loses his, her or its appraisal rights will be entitled to receive the merger consideration.

        How to Exercise and Perfect Your Appraisal Rights.    If you are an Alexion stockholder wishing to exercise the rights to seek an appraisal of your shares, you must do ALL of the following:

  •
  you must not vote in favor of the adoption of the merger agreement. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement; if you vote by proxy and wish to exercise your appraisal rights, you must vote against the adoption of the merger agreement or abstain from voting your shares;

  •
  you must deliver to Alexion a written demand for appraisal of your shares before the vote on the adoption of the merger agreement at the Alexion special meeting and such demand must reasonably inform Alexion of your identity and your intention to demand appraisal of your shares of Alexion common stock;

  •
  you must continuously hold the shares from the date of making the demand through the completion of the transaction. You will lose your appraisal rights if you transfer such shares before the completion of the transaction; and

  •
  you or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of such shares within 120 days after the completion of the transaction. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Alexion stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Alexion common stock within the time prescribed in Section 262 of the DGCL.

        Voting, electronically at the Alexion special meeting or by proxy, against, abstaining from voting on or failing to vote on the adoption of the merger agreement will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.

        Who May Exercise Appraisal Rights.    Only a holder of record of shares of Alexion common stock issued and outstanding at the time a demand for appraisal is made and that continue to be issued and outstanding and held of record by such holder immediately prior to the completion of the transaction may assert appraisal rights for the shares of Alexion common stock registered in that holder's name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder's name appears on the stock certificates (or in the stock ledger). The demand for appraisal must reasonably inform Alexion of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its common stock. Beneficial owners who do not also hold their shares of common stock of record may not directly make appraisal demands to Alexion. The beneficial holder must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock of record. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Alexion common stock as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares of Alexion common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Alexion common stock as to which appraisal is sought. Where no number of shares of Alexion common stock is expressly mentioned, the demand will be presumed to cover all shares of Alexion common stock held in the name of the record owner.

IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.

        If you own shares of Alexion common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record owner. If you hold shares of Alexion common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

        If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

Alexion Corporation
121 Seaport Boulevard
Boston, Massachusetts 02210
Attention: Corporate Secretary

        AstraZeneca's Actions After the Completion of the Transaction.    If the transaction is completed, the surviving company will give written notice of the completion of the transaction within 10 days after the completion of the transaction to you if you did not vote in favor of adoption of the merger agreement and you made a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the completion of the transaction, if you have not commenced an appraisal proceeding or joined such a proceeding as a named party, you have the right to withdraw the demand and to accept the merger consideration in accordance with the merger agreement for your shares of Alexion common stock. Within 120 days after the completion of the transaction, but not later, either you, provided you have complied with the requirements of Section 262 of the DGCL, or the surviving company may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving company in the case of a petition filed by you, demanding a determination of the fair value of the shares of Alexion common stock held by all dissenting stockholders who are entitled to appraisal rights. The surviving company is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

        Within 120 days after the completion of the transaction, provided you have complied with the provisions of Section 262 of the DGCL, you will be entitled to receive from the surviving company, upon your written request, a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which Alexion has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to you within the later of 10 days of receipt of the request or 10 days after expiration of the period for delivery of demands for appraisal. If you are the beneficial owner of shares of Alexion common stock held in a voting trust or by a nominee on your behalf you may, in your own name, file an appraisal petition or request from the surviving company the statement described in this paragraph. As noted above, however, a demand for appraisal may only be made by or on behalf of a holder of record of shares of Alexion common stock. If a petition for appraisal is duly filed by you or another record holder of Alexion common stock who has properly exercised his or her appraisal rights in accordance with the provisions of Section 262 of the DGCL, the surviving company will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the office of the Register in Chancery in which the petition was filed with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order the Register in Chancery to give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the surviving company and to the stockholders shown on such duly verified list at the addresses therein stated. Such notice will also be published at least one week before the day of the hearing in at least one newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs of these notices are borne by the surviving company. The Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss from the proceedings any stockholder who fails to comply with this direction. If immediately before a merger the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the transaction for such total number of shares exceeds $1 million or (3) the merger was approved pursuant to Section 253 or 267 of the DGCL. The Alexion common stock is listed on Nasdaq and therefore this provision may be applicable in respect thereof, to the extent that Alexion common stock continues to be listed on Nasdaq until immediately before the transaction.

        After determination of the stockholders entitled to appraisal of their shares of Alexion common stock, the appraisal proceeding will be conducted as to the shares of Alexion common stock owned by such stockholders, in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Alexion common stock at the completion of the transaction held by dissenting stockholders who have properly exercised his, her or its appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the transaction, together with interest, if any, to be paid. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as otherwise provided in Section 262 of the DGCL, interest from the completion of the transaction through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the completion of the transaction and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving company may pay to each Alexion stockholder entitled to appraisal an amount in cash (which will be treated as an advance against the payment due to such Alexion stockholder), in which case interest shall accrue after such payment only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery and (2) interest theretofore accrued, unless paid at that time. When the fair value is determined, the Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the surviving company to the Alexion stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and in the case of holders of shares of Alexion common stock represented by certificates upon the surrender to the surviving company of such stockholder's certificates.

        In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the transaction which throw any light on future prospects of the combined company. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the transaction." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.

        An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of shares of Alexion common stock as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the merger consideration.

        AstraZeneca does not anticipate offering more than the per share merger consideration to any Alexion stockholder exercising appraisal rights and reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 of the DGCL and to assert, in any appraisal proceeding, that, for purposes of Section 262 of the DGCL, the "fair value" of a share of Alexion common stock is less than the per share merger consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

        If no party files a petition for appraisal within 120 days after the effective date of the transaction or, assuming the shares of Alexion common stock remain listed on a national securities exchange immediately before the transaction, if neither of the ownership thresholds above has been satisfied, then all Alexion stockholders will lose the right to an appraisal, and will instead receive the per share merger consideration described in the merger agreement, without interest thereon, less any withholding taxes.

        The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Each Alexion stockholder party to the appraisal proceeding is responsible for its own attorneys' fees and expert witnesses' fees and expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares of Alexion common stock entitled to appraisal.

        If you have duly demanded an appraisal in compliance with Section 262 of the DGCL you may not, on or after the effective date of the transaction, vote the shares of Alexion common stock subject to the demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of Alexion common stock as of a record date prior to the effective date of the transaction.

        If you have not commenced an appraisal proceeding or joined such a proceeding as a named party you may withdraw a demand for appraisal and accept the merger consideration by delivering a written withdrawal of the demand for appraisal and an acceptance of the merger to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective date of the merger will require written approval of the surviving corporation, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery. Such approval may be conditioned on the terms the Delaware Court of Chancery deems just; provided, however, that this provision will not affect the right of any Alexion stockholder that has made an appraisal demand but who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered in the transaction within 60 days after the effective date of the transaction. If you fail to perfect, successfully withdraw your demand for appraisal, or otherwise lose your appraisal rights, your shares of Alexion common stock will be converted into the right to receive the per share merger consideration, without interest thereon, less any withholding taxes.

        Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of your appraisal rights. In that event, you will be entitled to receive the per share merger consideration for your shares of Alexion common stock in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the DGCL, if you are an Alexion stockholder and are considering exercising your appraisal rights under the DGCL, you are urged to consult your own legal and financial advisor.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES COMPLIANCE WITH THE PREREQUISITES OF SECTION 262 OF THE DGCL. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU ARE URGED TO CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

Litigation Relating to the Transaction

        In connection with the transaction, nine complaints have been filed by purported Alexion stockholders against Alexion and its directors, and, in certain cases, AstraZeneca and the Merger Subs. The complaints are captioned Votto v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02067 (S.D.N.Y); Wang v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02095 (S.D.N.Y.); Wei v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02100 (S.D.N.Y.); Naquin v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02119 (S.D.N.Y.); Raul v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02238 (S.D.N.Y.); Parshall v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-02670 (S.D.N.Y.); Davis v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-01429 (E.D.N.Y.); Kent v. Alexion Pharmaceuticals, Inc., et al., No. 1:21-cv-00441 (D. Del.); McKenzie v. Alexion Pharmaceuticals, Inc., et al., No. 2:21-cv-01515 (E.D. Pa.). The complaints generally allege that the preliminary registration statement filed with the SEC on February 19, 2021, omitted certain allegedly material information in connection with the transaction, and one of the complaints further alleges that the Alexion directors breached their fiduciary duties in connection with the transaction and that AstraZeneca and the other entity defendants aided and abetted the alleged breaches. The lawsuits seek various remedies, including enjoining the consummation of the transaction unless certain allegedly material information is disclosed, directing dissemination of additional allegedly material disclosures, rescission of the transaction, or rescissory damages in the event the transaction is consummated without such disclosures, and an accounting to the plaintiffs for any damages allegedly suffered. Given the early stage of the proceedings, it is impossible to predict the outcome or to estimate possible loss or range of loss.

Restrictions on Resales of AstraZeneca ADSs Received in the Transaction

        The AstraZeneca ADSs to be issued in connection with the transaction will be registered under the U.S. Securities Act and will be freely transferable under the U.S. Securities Act and the U.S. Exchange Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" of AstraZeneca for purposes of Rule 144 under the U.S. Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with AstraZeneca and may include the executive officers, directors and significant shareholders of AstraZeneca. This proxy statement/prospectus does not cover resale of AstraZeneca ADSs received by any person upon completion of the transaction, and no person is authorized to make use of this proxy statement/prospectus in connection with any such resale.

The AstraZeneca Debt Financing

        AstraZeneca's obligation to complete the transaction is not contingent on the receipt by AstraZeneca of any financing. AstraZeneca estimates that it will need approximately $17.5 billion in order to pay Alexion stockholders the cash amounts due to them as merger consideration under the merger agreement and related fees and transaction costs in connection with the transaction and fund the repayment of certain existing indebtedness of Alexion.

        AstraZeneca anticipates that the funds needed to pay the foregoing amount will be derived from a combination of some or all of (i) cash on hand, (ii) borrowings under its existing and new credit facilities described below and (iii) the proceeds from the sale of debt securities.

        In connection with entry into the merger agreement, on December 12, 2020, AstraZeneca and certain of its subsidiaries entered into a bridge facility agreement, the credit facility established in accordance with the terms thereof is referred to in this proxy statement/prospectus as the bridge facility, with Morgan Stanley Bank International Limited, J.P. Morgan Securities plc and Goldman Sachs Bank USA, respectively, to finance up to $17.5 billion of the (i) cash consideration in connection with the transaction, (ii) repayment of certain existing indebtedness of Alexion or its subsidiaries and

(iii) fees and expenses in connection with the foregoing transaction. Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank NA, JPMorgan Chase Bank, N.A., London Branch and Goldman Sachs Bank USA each provided a commitment to fund loans under the bridge facility and are collectively referred to in this proxy statement/prospectus as the initial bridge commitment parties.

        On December 24, 2020, the bridge facility was successfully syndicated to a number of large, well regarded international banks, and are collectively referred to, together with the initial bridge commitment parties, the bridge commitment parties, and $5 billion of the bridge facility was cancelled and refinanced with new long term credit facilities made available by the bridge commitment parties, which facilities are referred to in this proxy statement/prospectus as the take-out facilities, and the commitment parties in relation to the take-out facilities, the take-out commitment parties.

        The bridge commitment parties' obligation to fund the bridge facility and the take-out commitment parties' obligation to fund the take-out facilities are subject to certain limited conditions as set forth in the bridge facility agreement and the take-out facilities agreement, respectively, including, among others, all relevant consents to the transaction having been received, all conditions to closing under the merger agreement have been satisfied and that the transaction will be consummated substantially simultaneously with the first utilization of the relevant facility, and other customary conditions to completion. The commitments to provide the financing under the bridge facility are available for an initial term of 12 months from the earlier of (i) the date of completion of the acquisition and (ii) December 12, 2021 with up to two six-month extensions available at the discretion of AstraZeneca. The commitments to provide the term loan financing under the take-out facilities are available for a period which corresponds with the period in which closing can occur under the merger agreement.

        AstraZeneca intends to refinance the remainder of the outstanding bridge facility through a combination of debt-capital market issuances and business cash flows.

Material U.S. Federal Income Tax Consequences

        The following discussion is a general summary based on present law of certain U.S. federal income tax considerations that may be relevant to U.S. Holders and Non-U.S. Holders (each as defined below) of exchanging their shares of Alexion common stock for the merger consideration pursuant to the transaction and to U.S. Holders of holding and disposing of AstraZeneca ADSs or AstraZeneca ordinary shares received in the transaction. This discussion is based upon the Code, U.S. Treasury regulations promulgated under the Code (which we refer to as the "Treasury Regulations"), judicial authorities and published positions of the Internal Revenue Service ("IRS"), all as currently in effect, and all of which are subject to change or differing interpretations possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein.

        This discussion is for general information purposes only and is not a complete description of all tax considerations that may be relevant to holders of Alexion common stock; it is not a substitute for tax advice. It applies only to holders that hold their shares of Alexion common stock, and will hold the AstraZeneca ADSs or AstraZeneca ordinary shares received in the transaction, as capital assets within the meaning of Section 1221(a) of the Code (generally, property held for investment) and that use the U.S. dollar as their functional currency. In addition, it does not describe all of the U.S. federal income tax considerations that may be relevant to a holder of Alexion common stock in light of such holder's particular circumstances, nor does it apply to holders subject to special rules under the U.S. federal income tax laws, such as banks or other financial institutions, insurance companies, tax-exempt entities and organizations, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations) and investors therein, U.S. expatriates, pension funds, individual retirement and other deferred accounts, "controlled foreign corporations, "passive foreign investment companies," "personal holding companies," persons liable for the alternative minimum tax, persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an "applicable financial statement," persons that directly, indirectly or constructively, own or at any time during five year period ending on the closing date owned, 5% or more of the total combined voting power of Alexion or AstraZeneca's voting stock or of the total value of Alexion or AstraZeneca's equity interests, persons who received their shares of Alexion common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, holders of Alexion common stock who exercise appraisal rights, U.S. Holders that hold their shares of Alexion common stock, or who will hold the AstraZeneca ADSs or AstraZeneca ordinary shares, in connection with a permanent establishment or fixed base outside the United States, or holders that hold their shares of Alexion common stock or AstraZeneca ADSs or AstraZeneca ordinary shares as part of a hedge, straddle, conversion, constructive sale or other integrated or risk reduction financial transaction. This summary also does not address any considerations relating to U.S. federal taxes other than the income tax (such as estate or gift taxes), any U.S. state and local, or non-U.S. tax laws or considerations, the Medicare tax on net investment income, any considerations with respect to any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury Regulations promulgated thereunder and any intergovernmental agreements entered in connection therewith and any laws, regulations or practices adopted in connection with any such agreement), or, except as expressly addressed below, any reporting requirements.

        As used in this section, "U.S. Holder" means a beneficial owner of shares of Alexion common stock, and, after the exchange of shares of Alexion common stock for the merger consideration pursuant to the transaction, a beneficial owner of AstraZeneca ADSs or AstraZeneca ordinary shares received in the transaction, that is, for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity or arrangement taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source.

        A "Non-U.S. Holder" is a beneficial owner of shares of Alexion common stock, and, after the exchange of shares of Alexion common stock for the merger consideration pursuant to the transaction, a beneficial owner of AstraZeneca ADSs or AstraZeneca ordinary shares received in the transaction, who is an individual, corporation, estate or trust, in each case, that is not a U.S. Holder.

        The U.S. federal income tax treatment of a partner in a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) exchanging its shares of Alexion common stock for the merger consideration, or holding or disposing of AstraZeneca ADSs or AstraZeneca ordinary shares, generally will depend on the status of the partner and the activities of the partnership. Partnerships and persons treated as partners in partnerships that hold shares of Alexion common stock should consult their own tax advisors regarding the specific U.S. federal income tax consequences to them of participating in the transaction and acquiring, owning and disposing of AstraZeneca ADSs and AstraZeneca ordinary shares.

        The following discussion does not purport to be a complete analysis or discussion of all U.S. federal income tax considerations relating to the Transaction or to the ownership and disposition of AstraZeneca ADSs or AstraZeneca ordinary shares. All holders of Alexion common stock should consult their own tax advisors as to the specific tax consequences to them of the Transaction and of the ownership and disposition of AstraZeneca ADSs or AstraZeneca ordinary shares, including with respect to reporting requirements and the applicability and effect of any U.S. federal, state, local, non-U.S. or other tax laws in light of their particular circumstances.

        A U.S. Holder of AstraZeneca ADSs, for U.S. federal income tax purposes, generally will be treated as the owner of the underlying AstraZeneca ordinary shares that are represented by such AstraZeneca ADSs. Accordingly, deposits or withdrawals of AstraZeneca ordinary shares in exchange for AstraZeneca ADSs will not be subject to U.S. federal income tax. For purposes of the remainder of this discussion, AstraZeneca ADSs and AstraZeneca ordinary shares will be referred to as "AstraZeneca shares."

        Under Section 367(a) of the Code and the Treasury Regulations thereunder, special rules may apply to a U.S. Holder that actually or constructively owns 5% or more, by vote or value, of the issued and outstanding stock of AstraZeneca immediately after the completion of the transaction. Any such U.S. Holder is urged to consult his, her or its tax adviser regarding the U.S. federal income tax consequences of the transaction with regard to such U.S. Holder's particular circumstances.

        Based on the composition of AstraZeneca's current gross assets and income and the manner in which the AstraZeneca expects to operate its business in future years, AstraZeneca believes, and the following discussion assumes, that AstraZeneca will not be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes for its current taxable year and does not expect to be so classified in the foreseeable future. The tests to determine whether a company is a PFIC apply annually and a company's status can change depending, among other things, on changes in the composition and relative value of its gross receipts and assets, changes in its operations and changes and the market value of its stock. Accordingly, AstraZeneca can provide no assurance that it will not become a PFIC in any future taxable year. If AstraZeneca were to be a PFIC for any taxable year during which a U.S. Holder owned AstraZeneca shares, such U.S. Holder generally would be subject, in that taxable year and all subsequent taxable years (whether or not AstraZeneca continued to be a PFIC), to materially adverse U.S. federal income tax consequences, including that gain from the sale or other disposition of AstraZeneca shares as well as certain distributions on AstraZeneca shares would be subject to tax at the highest ordinary income tax rates and an interest charge and U.S. Holders would be subject to additional information reporting requirements. U.S. Holders should consult their own tax advisors as to the potential application of the PFIC rules.

Tax Residence of AstraZeneca

        A corporation organized under non-U.S. law, such as AstraZeneca, is generally treated as a foreign corporation for U.S. federal income tax purposes. Under Section 7874 of the Code, a corporation otherwise treated as a foreign corporation may be treated as a U.S. corporation for such purposes (or may be subject to certain other adverse tax consequences) if it acquires, directly or indirectly, substantially all of the assets held, directly or indirectly, by a U.S. corporation. These rules apply only if certain conditions are met, including that the former shareholders of the acquired U.S. corporation hold, by reason of their ownership of shares of that corporation, more than a specified percentage of the shares of the acquiring foreign corporation. Based on the percentage of the AstraZeneca shares to be received by shareholders of Alexion in the transaction, these conditions are not expected to be met and thus AstraZeneca's indirect acquisition of Alexion is not expected to cause AstraZeneca to be treated as a U.S. corporation for U.S. federal income tax purposes or to otherwise be subject to Section 7874 of the Code. However, the ownership of AstraZeneca for purposes of Section 7874 of the Code must be finally determined after the completion of the transaction, by which time there could be adverse changes to the relevant facts and circumstances. If AstraZeneca were to be treated as a U.S. corporation for U.S. tax purposes or to otherwise be subject to Section 7874 of the Code, AstraZeneca and its subsidiaries could be subject to substantial additional U.S. tax liability and its non-U.S. shareholders could be subject to U.S. withholding tax on any dividends.. The remainder of this discussion assumes that AstraZeneca will not be treated as a U.S. corporation for U.S. tax purposes or otherwise be subject to Section 7874 of the Code.

U.S. Federal Income Taxation of the Transaction

The Transaction

        AstraZeneca and Alexion intend that the steps involved in the transaction, taken together as an integrated transaction, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition by Alexion stockholders that exchange their shares of Alexion common stock for the merger consideration (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). The obligation of Alexion to complete the transaction is conditioned upon the receipt of an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Alexion, or Freshfields Bruckhaus Deringer US LLP, counsel to AstraZeneca, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition by Alexion stockholders (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8). This opinion will be based on certain assumptions, representations and warranties and covenants, including those contained in the merger agreement and in tax representation letters provided by AstraZeneca (on behalf of itself, Merger Sub I and Merger Sub II) and Alexion. If any of these assumptions, representations and warranties or covenants underlying the tax opinion described above is or becomes incorrect, incomplete, inaccurate or is violated, the validity of, and the conclusions reached in, such tax opinion may be affected or jeopardized, and the U.S. federal income tax consequences of the transaction could differ materially from those discussed below. In addition, the opinion will be subject to certain qualifications and limitations as set forth therein.

        Moreover, the opinion will not be binding on the IRS or the courts, and neither AstraZeneca nor Alexion intends to obtain a ruling from the IRS with respect to the tax consequences of the transaction. Consequently, no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the conclusions set forth in such opinion or the tax consequences described in the discussion below. In particular, if the transaction does not qualify as a reorganization for U.S. federal income tax purposes, the transaction would be treated as a fully taxable transaction for such purposes, in which case, a U.S. Holder would be required to recognize gain or loss on its exchange of shares of Alexion common stock for the merger consideration. If the transaction does qualify as a reorganization but does not satisfy the requirements of Section 367(a)(1) of the Code, a U.S. Holder would be required to recognize the full amount of any gain, but not loss, on its exchange of shares of Alexion common stock for the merger consideration. In certain circumstances, a Non-U.S. Holder could be subject to U.S. federal income and/or withholding tax on its exchange of Alexion common stock for merger consideration if the transaction does not qualify as a reorganization.

        On the basis of the opinion described above that the transaction will be treated as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not generally apply to cause the transaction to result in gain recognition to U.S. Holders that exchange their shares of Alexion common stock for the merger consideration (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8), the following discussion describes the material U.S. federal income tax consequences of the transaction to U.S. Holders and Non-U.S. Holders of Alexion common stock.

Tax Consequences to U.S. Holders of Alexion Common Stock of the Transaction

        A U.S. Holder (assuming that, in the case of any such U.S. Holder that would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction, such U.S. Holder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8) that exchanges its shares of Alexion common stock for a combination of AstraZeneca shares and cash in the transaction will generally recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash (excluding cash received in lieu of fractional AstraZeneca shares, if any) received by such U.S. Holder in the transaction; and (ii) the excess, if any, of (a) the sum of the amount of cash (excluding cash received in lieu of fractional AstraZeneca shares, if any) plus the fair market value of the AstraZeneca shares (including any fractional AstraZeneca shares deemed received) received by such U.S. Holder in exchange for its shares of Alexion common stock in the transaction, over (b) such U.S. Holder's tax basis in its shares of Alexion common stock exchanged. A U.S. Holder's basis in its Alexion common stock will generally be equal to the amount paid for such stock.

        Subject to the discussion below regarding potential dividend treatment, any such gain will generally be capital gain. Any such capital gain will be long-term capital gain if, as of the effective time, the U.S. Holder's holding period with respect to the surrendered shares of Alexion common stock exceeds one year. A non-corporate U.S. Holder's long-term capital gain may be taxed at lower rates.

        In certain circumstances, cash consideration received in transaction otherwise qualifying as a reorganization may be characterized as a dividend for U.S. federal income tax purposes rather than capital gain where the payment of such cash consideration has the effect of distribution of a dividend. Whether the payment of such consideration has that effect is generally determined by treating the cash as if it were the proceeds of a hypothetical redemption by the acquirer (or its parent) of additional share consideration deemed issued in the acquisition. If the receipt of cash in such deemed redemption would be treated as a distribution to the U.S. Holder with respect to AstraZeneca under the tests set forth in Section 302 of the Code, the gain recognized pursuant to the transaction by such U.S. Holder would be treated as dividend income to the extent of such U.S. Holder's ratable share of the accumulated earnings and profits of Alexion as calculated for U.S. federal income tax purposes. The IRS has ruled that gain is generally not recharacterized as a dividend under this rule in the case of an exchanging shareholder in a public corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs. Based on this and other applicable legal authority, and on the relevant facts (including the relative amount of the cash component of the merger consideration), the cash consideration received by Alexion stockholders in the transaction is generally not expected to be treated as a dividend. However, these rules are complex and because the possibility of dividend treatment depends upon each U.S. Holder's particular circumstances, including the application of constructive ownership rules, U.S. Holders should consult their tax advisors regarding the application of the foregoing rules to them.

        The aggregate tax basis of the AstraZeneca shares a U.S. Holder receives in the transaction (including any fractional AstraZeneca shares deemed received) will generally be the same as such U.S. Holder's aggregate tax basis in its shares of Alexion common stock surrendered in exchange therefor, decreased by the amount of cash (excluding cash received in lieu of fractional shares, if any) such U.S. Holder receives and increased by the amount of gain (excluding any gain recognized with respect to cash received in lieu of a fractional share), if any, such U.S. Holder recognizes in the transaction. The holding period of the AstraZeneca shares received by a U.S. Holder in the transaction will include such U.S. Holder's holding period in the shares of Alexion common stock surrendered in the transaction.

        In the case of a U.S. Holder who holds shares of Alexion common stock with differing tax bases and/or holding periods, which generally occurs when blocks of shares are purchased at different times or at different prices, the preceding rules must be applied separately to each identifiable block of shares of Alexion common stock, and such U.S. Holder may not offset a loss realized on one block of the shares against gain recognized on another block of the shares.

        A U.S. Holder who receives cash in lieu of a fractional AstraZeneca share in the transaction generally will be treated as having received such fractional share in the transaction and then as having received cash in exchange for such fractional AstraZeneca share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional AstraZeneca share and the portion of the U.S. Holder's aggregate tax basis in the shares of Alexion common stock surrendered allocable to the fractional AstraZeneca share. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the holding period for the shares of Alexion common stock is more than one year on the closing date of the transaction. A non-corporate U.S. Holder's long-term capital gain may be taxed at lower rates. Deductions for capital losses are subject to limitation.

Tax Consequences to Non-U.S. Holders of Alexion Common Stock of the Transaction

        In general, the U.S. federal income tax consequences to a Non-U.S. Holder that exchanges its shares of Alexion common stock for a combination of AstraZeneca shares and cash in the transaction will be the same as those described above for a U.S. Holder, except that a Non-U.S. Holder generally will not be subject to U.S. federal withholding or income tax on any gain recognized in connection with the transaction unless:

  (i)
  the gain (if any) is effectively connected with such Non-U.S. Holder's conduct of a U.S. trade or business (and, where a tax treaty applies, is attributable to the Non-U.S. Holder's U.S. permanent establishment or fixed base in the United States), in which case such gain would be taxed on a net income basis in the same manner as if such Non-U.S. Holder were a U.S. person (and, if such Non-U.S. Holder is a corporation for U.S. federal income tax purposes, potentially an additional "branch profits tax" at a 30% rate or such lower rate as specified by an applicable income tax treaty);

  (ii)
  such Non-U.S. Holder is an individual present in the United States for at least 183 days during the taxable year of disposition and certain other conditions are met, in which case such Non-U.S. Holder would generally be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder's capital gains allocable to U.S. sources, including gain from the disposition pursuant to the transaction, exceed any capital losses allocable to U.S. sources, except as otherwise required by an applicable income tax treaty; or

  (iii)
  Alexion is or has been a U.S. real property holding corporation (a "USRPHC"), as defined in Section 897 of the Code at any time within the five-year period preceding the transaction and certain other conditions are satisfied. Alexion believes that, as of the effective time of the merger, Alexion will not have been a USRPHC at any time within the five-year period ending on the date thereof.

U.S. Federal Income Taxation of U.S. Holders of AstraZeneca Shares

Dividends

        The gross amount of any distribution of cash with respect to AstraZeneca shares will be included in a U.S. Holder's gross income as a dividend to the extent of AstraZeneca's current and accumulated earnings and profits as determined under U.S. federal income tax laws. AstraZeneca does not expect to maintain calculations of earnings and profits for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that any such distribution will generally be treated as a dividend from foreign sources when actually or constructively received. Dividends will not be eligible for the dividends-received deduction generally available to U.S. corporations. Dividends received from a "qualified foreign corporation" by eligible non-corporate U.S. Holders that satisfy a minimum holding period and certain other requirements generally will be taxed at the preferential rate applicable to qualified dividend income. AstraZeneca will be treated as a qualified foreign corporation if its shares or ADSs are readily tradable on an established securities market in the United States or AstraZeneca qualifies for comprehensive benefits under the U.S.-U.K. income tax treaty and AstraZeneca is not a PFIC for either the taxable year of distribution or prior taxable years. U.S. Treasury guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. There can be no assurance, however, that AstraZeneca shares will be considered readily tradable on an established securities market in future years.

        Dividends paid in a currency other than U.S. dollars will be included in income in a U.S. dollar amount based on the exchange rate in effect on the date the dividend is includible in the U.S. Holder's income, whether or not the currency is converted into U.S. dollars at that time. A U.S. Holder's tax basis in the non-U.S. currency will equal the U.S. dollar amount included in income. Any gain or loss realized on a subsequent conversion or other disposition of the non-U.S. currency for a different U.S. dollar amount generally will be U.S. source ordinary income or loss. If dividends paid in a currency other than U.S. dollars are converted into U.S. dollars on the day they are received, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income.

Sales or Other Dispositions of AstraZeneca Shares

        A U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of AstraZeneca shares in an amount equal to the difference between the U.S. dollar value of the amount realized and the U.S. Holder's adjusted tax basis in the disposed AstraZeneca shares. Any gain or loss generally will be treated as arising from U.S. sources and will be long-term capital gain or loss if the U.S. Holder's holding period exceeds one year. Deductions for capital loss are subject to significant limitations.

Backup Withholding and Information Reporting

        In general, information reporting requirements may apply to the cash payments made to U.S. Holders and Non-U.S. Holders in connection with the transaction and in respect of AstraZeneca shares, unless an exemption applies. Backup withholding tax may apply to amounts subject to reporting if the applicable stockholder fails to provide an accurate taxpayer identification number, fails to report all interest and dividends required to be shown on its U.S. federal income tax returns or otherwise fails to establish an exemption to backup withholding. U.S. Holders and Non-U.S. Holders can claim a credit against their U.S. federal income tax liability for the amount of any backup withholding tax and a refund of any excess, provided that all required information is timely provided to the IRS. U.S. Holders and Non-U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

        THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR HOLDER. THE TAX CONSEQUENCES OF THE TRANSACTION AND OF HOLDING AND DISPOSING OF ASTRAZENECA SHARES WILL DEPEND ON A HOLDER'S SPECIFIC SITUATION. EACH HOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF THE TRANSACTION AND HOLDING AND DISPOSING OF ASTRAZENECA SHARES IN LIGHT OF THE HOLDER'S OWN CIRCUMSTANCES, AS WELL AS THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Material UK Tax Consequences of Owning AstraZeneca ordinary shares or AstraZeneca ADSs

        The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences relating to the holding or disposing of AstraZeneca ordinary shares or AstraZeneca ADSs. Save as set out in paragraph C(i), these statements do not purport to provide any analysis of the UK tax consequences of the transaction or of the tax position of AstraZeneca or Alexion. They are based on current UK law and what is understood to be the current practice of HM Revenue & Customs as at the date of this proxy statement/prospectus, both of which may change, possibly with retroactive effect.

        The following statements apply only to Alexion stockholders who are not resident or, in the case of individuals, domiciled for tax purposes in the UK for UK tax purposes, who hold Alexion stock, and, following the transaction, AstraZeneca ordinary shares or AstraZeneca ADSs as an investment and who for UK tax purposes are the absolute beneficial owner of such AstraZeneca ordinary shares or the AstraZeneca ordinary shares represented by such AstraZeneca ADSs (as applicable) and any dividends paid on such AstraZeneca ordinary shares or the AstraZeneca ordinary shares represented by such AstraZeneca ADSs. The tax position of certain categories of Alexion stockholders who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons holding Alexion stock or, following the transaction, AstraZeneca ordinary shares or AstraZeneca ADSs in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities or exempt pension funds.

        The statements summarize the current position and are intended as a general guide only. They do not constitute tax advice. Alexion stockholders who are in any doubt as to their UK tax position, or who may be subject to tax in a jurisdiction other than the UK, are strongly recommended to consult their own professional advisers.

A.    Taxation of Disposals

        Holders of AstraZeneca ordinary shares or AstraZeneca ADSs who are not resident in the UK will not generally be subject to UK taxation of capital gains on the disposal or deemed disposal of AstraZeneca ordinary shares or AstraZeneca ADSs unless they are carrying on a trade, profession or vocation in the UK through a branch or agency there (or, in the case of a corporate holder, they are carrying on a trade in the UK through a permanent establishment there) in connection with which the AstraZeneca ordinary shares or AstraZeneca ADSs are used, held or acquired. Non-UK tax resident holders may be subject to non-UK taxation on any gain under local law.

        An individual holder of AstraZeneca ordinary shares or AstraZeneca ADSs who has been resident for tax purposes in the UK but who ceases to be so resident or becomes treated as resident outside the UK for the purposes of a double tax treaty for a period of five years or less and who disposes of all or part of his or her AstraZeneca ordinary shares or AstraZeneca ADSs during that period may be liable to capital gains tax on his or her return to the UK, subject to any available exemptions or reliefs.

B.    Taxation of Dividends

        AstraZeneca is not required to withhold UK tax when paying a dividend.

        Holders resident outside the UK will generally not be subject to UK taxation on dividend income unless they are carrying on a trade, profession or vocation through a branch or agency in the UK (or, in the case of a corporate holder, they are carrying on a trade in the UK through a permanent establishment there) and the dividends are either a receipt of that trade, profession or vocation (or, in the case of a corporate holder, the AstraZeneca ordinary shares or AstraZeneca ADSs are used by, or held by or for, that UK permanent establishment). Holders resident outside the UK should consult their own tax adviser concerning their tax position on dividends received from AstraZeneca.

C.    Stamp Duty and Stamp Duty Reserve Tax (which we refer to as "SDRT")

        The statements in this paragraph (c) apply to any holders of AstraZeneca ordinary shares or AstraZeneca ADSs irrespective of their residence, summarize the current position and are intended as a general guide only. Special rules apply to agreements made by, amongst others, intermediaries.

          (i)  Consequences of the transaction

        Alexion stockholders will not be liable to pay any stamp duty or SDRT in respect of the issuance of AstraZeneca ordinary shares (or AstraZeneca ADSs) pursuant to the transaction.

         (ii)  Subsequent transfers

  Underlying AstraZeneca ordinary shares

        The transfer of an underlying AstraZeneca ordinary share to the AstraZeneca ADS holder in exchange for the cancellation of an AstraZeneca ADS should not give rise to a UK stamp duty or SDRT charge.

        In other circumstances:

  (a)
  Stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given is generally payable on a physical instrument transferring AstraZeneca ordinary shares. (A charge to SDRT will also arise on a unconditional agreement to transfer AstraZeneca ordinary shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled.) An exemption from stamp duty is available on an instrument transferring AstraZeneca ordinary shares where the amount or value of the consideration is £1,000 or less, and it is certified on the instrument that the transaction effected by the instrument does not form part of a larger transaction or series of transactions for which the aggregate consideration exceeds £1,000. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

  (b)
  Paperless transfers of AstraZeneca ordinary shares, such as those occurring within CREST, are generally liable to SDRT, rather than stamp duty, at the rate of 0.5% of the amount or value of the consideration. CREST is obliged to collect SDRT on relevant transactions settled within the system. The charge is generally borne by the purchaser. Under the CREST system, no stamp duty or SDRT will arise on a transfer of AstraZeneca ordinary shares into the system unless such a transfer is made (or deemed to be made) for a consideration in money or money's worth, in which case a liability to SDRT (usually at a rate of 0.5%) will arise.

  (c)
  In cases where AstraZeneca ordinary shares are transferred to a connected company (or its nominee), SDRT (or stamp duty) may be chargeable on the higher of (i) the amount or value of the consideration and (ii) the market value of the AstraZeneca ordinary shares.

  AstraZeneca ADSs

        Provided there is no written instrument of transfer, transfers of the AstraZeneca ADSs for consideration should not attract a charge to stamp duty. Paperless transfers of AstraZeneca ADS held within DTC should not incur a SDRT charge.

Recent Developments

        On December 17, 2015, AstraZeneca entered into an agreement to acquire 55% of the entire issued share capital of Acerta Pharma ("Acerta") for an upfront payment of US$2.5 billion, which was paid in 2016. A further payment of US$1.5 billion was paid in 2017 on receipt of the first regulatory approval for Calquence (acalabrutinib) for any indication in the U.S. The agreement included options which, if exercised, provided the opportunity for Acerta shareholders to sell, and AstraZeneca to buy, the remaining 45% of shares in Acerta. The final condition for these options to be exercised was satisfied in November 2020 when Calquence (acalabrutinib) received marketing approval in the EU. AstraZeneca exercised its option to acquire the remaining 45% of shares in Acerta in April 2021.

        The agreement originally provided that the remaining 45% of shares in Acerta would be acquired at a price of approximately US$3 billion net of certain costs and payments incurred by AstraZeneca and net of agreed future adjusting items, using a pre-agreed pricing mechanism. In October 2019, an amendment agreement came into effect, changing the timing of payments and reducing the maximum consideration that would be required to be made to acquire the remaining outstanding shares of Acerta if the options were exercised. The payments are to be made in similar annual installments in 2022, 2023 and 2024. The changes to the terms were reflected in the assumptions which were used to calculate the amortized cost of the option liability as at December 31, 2020 of US$2.3 billion.

THE ADVISORY COMPENSATION PROPOSAL

        Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Alexion is required to submit to a non-binding, advisory stockholder vote certain compensation that may be paid or become payable to Alexion's named executive officers that is based on or otherwise relates to the transaction as disclosed in the section entitled "Interests of Alexion's Directors and Executive Officers in the Transaction—Quantification of Potential Payments and Benefits to Alexion's Named Executive Officers in Connection with the Transaction" beginning on page 84. The compensation proposal gives Alexion stockholders the opportunity to express their views on the merger-related compensation of Alexion's named executive officers.

        Accordingly, Alexion is asking Alexion stockholders to vote "FOR" the adoption of the following resolution, on a non-binding, advisory basis:

          "RESOLVED, that the compensation that may be paid or become payable to Alexion's named executive officers that is based on or otherwise relates to the transaction, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading "Interests of Alexion's Directors and Executive Officers in the Transaction—Quantification of Potential Payments and Benefits to Alexion's Named Executive Officers in Connection with the Transaction," including the associated narrative discussion and the agreements, plans, arrangements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED."

        The vote on the compensation proposal is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, if you are an Alexion stockholder, you may vote to approve the merger proposal, and vote not to approve the compensation proposal, and vice versa. The vote on the compensation proposal is advisory and non-binding. As a result, if the transaction is completed, the merger-related compensation may be paid to Alexion's named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if Alexion stockholders do not approve the compensation proposal.

        The Alexion board of directors unanimously recommends a vote "FOR" the compensation proposal.

        The affirmative vote of at least a majority of the votes cast on the proposal is required to approve the compensation proposal, assuming a quorum is present. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the compensation proposal, assuming a quorum is present.

        IF YOU ARE AN ALEXION STOCKHOLDER, THE ALEXION BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE COMPENSATION PROPOSAL (PROPOSAL 2).

 THE ADJOURNMENT PROPOSAL

        The Alexion special meeting may be adjourned to another time and place if necessary or appropriate in order to permit the solicitation of additional proxies if there are not sufficient votes to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Alexion stockholders.

        Alexion is asking its stockholders to authorize the holder of any proxy solicited by the Alexion board of directors to vote in favor of any adjournment of the Alexion special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the merger proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Alexion stockholders.

        The Alexion board of directors unanimously recommends that Alexion stockholders approve the proposal to adjourn the Alexion special meeting, if necessary or appropriate.

        Whether or not a quorum is present, the affirmative vote of at least a majority of the votes cast on the proposal is required to approve the adjournment proposal. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the adjournment proposal.

IF YOU ARE AN ALEXION STOCKHOLDER, THE ALEXION BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE ADJOURNMENT PROPOSAL (PROPOSAL 3).

INFORMATION ABOUT THE COMPANIES

Information about the Companies

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
England
Tel: +44-20-3749-5000

        AstraZeneca was incorporated in England and Wales on June 17, 1992, under the Companies Act 1985. It is a public limited company domiciled in the UK. AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas—Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. AstraZeneca holds all of the common stock of Bidco, a direct wholly owned subsidiary formed in Delaware for the sole purpose of completing the transaction.

        AstraZeneca is a public company trading on LSE, the Nasdaq Stockholm and Nasdaq under the ticker symbol "AZN." AstraZeneca's principal executive offices are located at 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA, England, and its telephone number is +44-20-3749-5000.

        Additional information about AstraZeneca can be found on its website at http://www.AstraZeneca.com. The information contained in, or that can be accessed through, AstraZeneca's website is not intended to be incorporated into this proxy statement/prospectus. For additional information about AstraZeneca, see the section entitled "Where You Can Find Additional Information."

Delta Omega Sub Holdings Inc.
Delta Omega Sub Holdings Inc. 1
Delta Omega Sub Holdings LLC 1

Corporation Trust Company
1209 Orange Street
Wilmington, DE 19801
1-800-677-3394

        Each of Bidco, a Delaware corporation and a direct wholly owned subsidiary of AstraZeneca, Merger Sub I, a Delaware corporation and a direct wholly owned subsidiary of Bidco, and Merger Sub II, a Delaware limited liability company and a direct wholly owned subsidiary of Bidco, were formed solely for the purpose of facilitating the transaction. Neither Bidco nor either Merger Sub has carried on any activities or operations to date, except for those activities incidental to such entity's formation and undertaken in connection with the transactions contemplated by the merger agreement.

        By operation of the transaction, Merger Sub I will be merged with and into Alexion. As a result, Alexion will survive the first merger as a direct wholly owned subsidiary of Bidco. Upon completion of the first merger (1), Merger Sub I will cease to exist as a separate entity, and (2) Alexion will thereafter be merged with and into Merger Sub II. As a result, Merger Sub II will survive the second merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of AstraZeneca. Upon completion of the second merger, Alexion will cease to exist as a separate entity.

        Bidco, Merger Sub I and Merger Sub II's principal executive offices, respectively, are located at Corporation Trust Company, 1209 Orange Street, Wilmington, DE 19801, and the telephone number for Bidco and both Merger Subs is 1-800-677-3394.

Alexion Pharmaceuticals, Inc.

121 Seaport Boulevard
Boston, Massachusetts 02210
(475) 230-2596

        Alexion is a Delaware corporation. Alexion is a global biopharmaceutical company focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialization of life-changing medicines. As a leader in rare diseases for more than 25 years, Alexion has developed and commercializes two approved complement inhibitors to treat patients with paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS), as well as the first and only approved complement inhibitor to treat anti-acetylcholine receptor (AChR) antibody-positive generalized myasthenia gravis (gMG) and neuromyelitis optica spectrum disorder (NMOSD) in patients who are anti-aquaporin-4 (AQP4) antibody positive. Alexion also has two enzyme replacement therapies and the first and only approved therapies for patients with life-threatening and ultra-rare metabolic disorders, hypophosphatasia (HPP) and lysosomal acid lipase deficiency (LAL-D) as well as the first and only approved Factor Xa inhibitor reversal agent.

        In addition to Alexion's marketed therapies, the company has a diverse pipeline resulting from internal innovation and business development. The company is developing several mid-to-late-stage therapies, including a copper-binding agent for Wilson disease, an anti-neonatal Fc receptor (FcRn) antibody for rare Immunoglobulin G (IgG)-mediated diseases and an oral Factor D inhibitor as well as several early-stage therapies, including one for light chain (AL) amyloidosis, a second oral Factor D inhibitor and a third complement inhibitor. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on hematology, nephrology, neurology, metabolic disorders, cardiology, ophthalmology and acute care.

        Alexion is a public company trading on the Nasdaq under the ticker symbol "ALXN." Alexion's principal executive offices are located at 121 Seaport Boulevard, Boston, Massachusetts 02210 and its telephone number is (475) 230-2596.

        Additional information about Alexion can be found on its website at www.alexion.com. The information contained in, or that can be accessed through, Alexion's website is not intended to be incorporated into this proxy statement/prospectus. For additional information about Alexion, see the section entitled "Where You Can Find Additional Information."

 THE MERGER AGREEMENT

        The summary of the material provisions of the merger agreement below and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not provide all of the information about the merger agreement that might be important to you. You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger and the other transactions described in this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

        The merger agreement and the summary of its terms in this proxy statement/prospectus have been included to provide information about the terms and conditions of the merger agreement. The terms and information in the merger agreement are not intended to provide any other public disclosure of factual information about Alexion, AstraZeneca or any of their respective subsidiaries or affiliates. The representations, warranties, covenants and agreements contained in the merger agreement are made by Alexion, AstraZeneca, Bidco and each Merger Sub only for the purposes of the merger agreement and are qualified and subject to certain limitations and exceptions agreed to by Alexion, AstraZeneca, Bidco and each Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement and were negotiated for the purpose of allocating contractual risk among the parties to the merger agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases may be qualified by confidential disclosures made by one party to the other, which are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Alexion's or AstraZeneca's public disclosures. Investors are not third-party beneficiaries under the merger agreement except for the limited purposes expressly set forth therein and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

        For the foregoing reasons, the representations, warranties, covenants and agreements and any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Alexion and AstraZeneca or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus.

Structure of the Transaction

        The merger agreement provides that, subject to the terms and conditions of the merger agreement, at the first effective time, (1) Merger Sub I, a direct wholly owned subsidiary of Bidco, will merge with and into Alexion with Alexion surviving as a direct wholly owned subsidiary of Bidco, and (2) immediately thereafter Alexion will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company in the second merger as a direct wholly owned subsidiary of Bidco and therefore an indirect wholly owned subsidiary of AstraZeneca.

        From and after the second effective time, the certificate of formation and limited liability company agreement of Merger Sub II in effect immediately prior to the completion of the transaction will be the certificate of formation and limited liability company agreement, respectively, of the surviving company, in each case, until amended in accordance with applicable law and such certificate of formation and limited liability company agreement, as applicable. From and after the second effective time, the directors and officers of the first surviving corporation immediately prior to the second effective time will be the directors and officers, respectively, of the surviving company, in each case, until their successors are duly elected or appointed and qualified in accordance with the surviving company's certificate of formation and limited liability company agreement and applicable law.

Closing and Effectiveness of the Transaction

        Unless otherwise mutually agreed to by Alexion and AstraZeneca, the closing of the transaction will take place at 8:00 a.m., Eastern Time, on the fifth business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the completion of the transaction (other than conditions that by their nature are to be satisfied at the closing of the transaction, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions by the party or parties entitled to the benefit thereof at the time of the closing of the transaction) described under the section of this proxy statement/prospectus entitled "—Conditions to Completion of the Transaction". At the closing, the parties will file certificates of merger with the Secretary of State of the State of Delaware to effectuate the transaction. The first merger will become effective when the first certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at a later time as agreed by the parties to be specified in such certificate of merger, and the second merger will become effective when the second certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at a later time as agreed by the parties to be specified in such certificate of merger. At the second effective time, all of the property, rights and privileges of Alexion and Merger Sub II will vest in the surviving company, and all of the liabilities and obligations of Alexion and Merger Sub II will become liabilities and obligations of the surviving company.

Merger Consideration

        At the first effective time, by virtue of the first merger and without any action on the part of the parties to the merger agreement or any Alexion stockholder, each eligible share will be automatically converted into the right to receive (1) 2.1243 AstraZeneca ADSs (or, at the election of the holder thereof, a number of ordinary shares of AstraZeneca equal to the number of underlying ordinary shares represented by such AstraZeneca ADSs) and (2) $60.00 in cash, without interest (collectively, the "merger consideration").

        Each Alexion stockholder of record will be mailed an election form that will allow such Alexion stockholder to make an ordinary share election to receive AstraZeneca ordinary shares instead of AstraZeneca ADSs for all (but not less than all) of their shares of Alexion common stock, which shares will serve as the share consideration portion of the merger consideration. For more information, please see the section of this proxy statement/prospectus entitled "The Merger Proposal—Merger Consideration—Ordinary Share Election of Share Consideration".

No Fractional ADSs

        Alexion stockholders will not receive any fractional AstraZeneca ADSs in the transaction. Each Alexion stockholder that otherwise would have been entitled to receive a fraction of an AstraZeneca ADS (after aggregating all shares represented by the certificates surrendered or uncertificated shares delivered by such holder) will receive, in lieu thereof, cash, without interest, in an amount equal to such fractional amount (rounded down to the nearest cent) representing such holder's proportionate interest in the net proceeds from the sale by the exchange agent on behalf of all such holders of shares of fractional AstraZeneca ADSs that would otherwise be issued.

Shares Subject to Properly Exercised Appraisal Rights

        The shares of Alexion common stock held by Alexion common stockholders who do not vote for adoption of the merger agreement and who otherwise properly exercise and perfect appraisal rights for their shares in accordance with the DGCL will not be converted into the right to receive the merger consideration to which they would otherwise be entitled pursuant to the merger agreement, but will instead be cancelled and converted into the right to receive judicially determined "fair value" of such shares at the effective time. If any Alexion stockholder fails to make an effective demand for appraisal or otherwise waives, withdraws or loses his, her or its appraisal rights, such stockholder's shares of Alexion common stock will be deemed to have been converted as of the effective time into the right to receive the merger consideration. See the section of this proxy statement/prospectus entitled "—Appraisal or Dissenters' Rights for Alexion Stockholders".

Surrender of Alexion Common Stock

        The conversion of eligible shares into the right to receive the merger consideration will occur automatically at the first effective time. Prior to the first effective time, AstraZeneca will appoint an exchange agent reasonably acceptable to Alexion and enter into an exchange agent agreement with such exchange agent that provides for the exchange agent to handle the exchange of certificates or book-entry shares representing shares of Alexion common stock for the merger consideration. As of the first effective time, (x) Bidco will deposit or make available to the exchange agent the cash portion of the merger consideration, and (y) AstraZeneca will deposit or make available to the exchange agent American depositary receipts evidencing (or evidence of the AstraZeneca ADSs in book-entry form representing) the AstraZeneca ADSs portion of the merger consideration in respect of such Alexion common stock. Promptly (but not later than two business days) after the closing date, AstraZeneca will, or will cause the exchange agent to, send a letter of transmittal to each person who is a record holder of eligible shares at the completion of the transaction for use in the exchange and instructions explaining how to surrender Alexion stock certificates or transfer uncertificated shares of Alexion common stock to the exchange agent in exchange for the merger consideration. Alexion stockholders who submit (i) a properly completed letter of transmittal, together with their stock certificates (in the case of certificated shares) or (ii) other evidence of transfer requested by the exchange agent (in the case of book-entry shares), will receive the merger consideration into which the shares of Alexion common stock were converted in the transaction.

Treatment of Alexion Equity Awards

Alexion Stock Options

        At the first effective time, each compensatory option to purchase shares of Alexion common stock under any Alexion stock plan that is outstanding and unexercised immediately prior to the completion of the transaction, which is referred to in this proxy statement/prospectus as an Alexion Stock Option, whether or not vested will be cancelled in consideration for the right to receive, within five business days following the first effective time, the merger consideration, without interest and less applicable withholding taxes, in respect of each net option share subject to such Alexion Stock Option immediately prior to the first effective time. For purposes of this proxy statement/prospectus, net option share means, with respect to an Alexion Stock Option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the value of the merger consideration over the exercise price per share of Alexion common stock subject to such Alexion Stock Option immediately prior to the first effective time by (B) the number of shares of Alexion common stock subject to such Alexion Stock Option immediately prior to the first effective time by (ii) the value of the merger consideration. For purposes of the preceding sentence, the value of the merger consideration that consists of AstraZeneca ADSs shall equal the product of (x) the exchange ratio and (y) the AstraZeneca ADS Price.

Alexion Restricted Stock Unit Awards

        At the first effective time, each Alexion RSU Award, will be treated as described below.

        If such Alexion RSU Award is held by a non-employee director of Alexion, it will automatically become fully vested and cancelled and converted into the right to receive, within five business days following the first effective time, the merger consideration, without interest and less applicable withholding taxes, with respect to each share of Alexion common stock subject to such Alexion RSU Award immediately prior to the first effective time.

        Each other Alexion RSU Award will be assumed by AstraZeneca and will be converted into an equivalent AstraZeneca restricted stock unit award, with the number of AstraZeneca ADSs underlying each converted award equal to (i) the number of shares of Alexion common stock underlying such Alexion RSU Award multiplied by (ii) the equity award exchange ratio, rounded up to the nearest whole number of shares.

Alexion Performance Stock Unit Awards

        At the first effective time, each Alexion PSU Award will be assumed by AstraZeneca and will be converted into an AstraZeneca restricted stock unit award, which is referred to in this proxy statement/prospectus as an Assumed Performance Unit Award, that settles in a number of AstraZeneca ADSs equal to the product of (i) the number of shares of Alexion common stock underlying the Alexion PSU Award immediately prior to the first effective time (determined by deeming the applicable performance goals to be achieved at the greater of the target level and the actual level of achievement through the latest practicable date prior to the first effective time), subject to a limit of 175% of target for Alexion PSU Awards granted in 2019 and 150% of target for Alexion PSU Awards granted in 2020, multiplied by (ii) the equity award exchange ratio, rounded up to the nearest whole number of shares.

Listing of AstraZeneca ADSs

        The merger agreement obligates AstraZeneca to use its reasonable best efforts to cause the AstraZeneca ADSs to be issued in the transaction as part of the merger consideration to be listed on Nasdaq prior to the first effective time. In addition, it is a requirement that AstraZeneca receive acknowledgement by the FCA and the LSE that the ordinary shares represented by the AstraZeneca ADSs to be issued in connection with the transaction shall be admitted to the premium segment of the FCA's official list and to trading on the LSE's main market for listed securities. Approval for listing on Nasdaq of the AstraZeneca ADSs, is a condition to the obligations of Alexion and AstraZeneca to complete the transaction as described under the section of this proxy statement/prospectus entitled "The Merger Agreement—Conditions to Completion of the Transaction."

Governance Matters Following Completion of the Transaction

        AstraZeneca is required to take all necessary corporate action so that, effective at the first effective time, the AstraZeneca Board will include two additional members, jointly designated by Alexion and AstraZeneca, who are serving as directors of Alexion immediately prior to the completion of the transaction. As of the date of this proxy statement/prospectus, Alexion and AstraZeneca have not made a determination as to which two members of the Alexion Board will be designated to serve on the AstraZeneca Board following the completion of the transaction.

Conditions to Completion of the Transaction

        Mutual Conditions to Completion.    The obligation of each of Alexion, AstraZeneca, Bidco and each Merger Sub to complete the transaction is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the following conditions:

  •
  adoption of the merger agreement by Alexion stockholders;

  •
  approval of the transactions contemplated by the merger agreement by AstraZeneca shareholders;

  •
  the absence of any injunction or order issued by any court or other governmental authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits completion of the transaction, and the absence of any applicable law enacted, entered or promulgated by any governmental authority that remains in effect and prohibits or makes illegal completion of the transaction;

  •
  effectiveness of the registration statement for the AstraZeneca ordinary shares to be issued in the transaction (of which this proxy statement/prospectus forms a part) and of the registration statement on Form F-6 relating to the AstraZeneca ADSs and the absence of any stop order suspending that effectiveness or any proceedings for that purpose pending before the SEC;

  •
  approval by the FCA of the shareholder circular and the distribution thereof to AstraZeneca shareholders in accordance with the FCA's listing rules and the memorandum and articles of association of AstraZeneca;

  •
  (i) approval for listing on Nasdaq of the AstraZeneca ADSs (and the AstraZeneca ordinary shares represented thereby) to be issued in connection with the transaction, subject to official notice of issuance, (ii) acknowledgement by the FCA of the approval of the application for the admission of AstraZeneca ordinary shares represented by the AstraZeneca ADSs to the premium segment of the FCA's official list, and (iii) acknowledgement by the LSE of the admission of the AstraZeneca ordinary shares represented by the AstraZeneca ADSs on the LSE's main market for listed securities; and

  •
  any applicable waiting period under the HSR Act shall have expired or been terminated and the receipt of required approvals under the antitrust and foreign investment laws of certain specified foreign jurisdictions shall have been obtained.

        Conditions to Completion for the Benefit of AstraZeneca, Bidco and each Merger Sub.    In addition, the obligations of AstraZeneca, Bidco and each Merger Sub to complete the transaction is subject to the satisfaction (or, to the extent permitted by applicable law, AstraZeneca's waiver) of the following conditions:

  •
  performance in all material respects by Alexion of the covenants and agreements required to be performed by it at or prior to the first effective time;

  •
  subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of Alexion being true and correct at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date; and

  •
  receipt of a certificate from an executive officer of Alexion certifying that the conditions set forth in the two bullets directly above have been satisfied.

        Conditions to Completion for the Benefit of Alexion.    In addition, the obligation of Alexion to complete the transaction is subject to the satisfaction (or, to the extent permitted by applicable law, Alexion's waiver) of the following conditions:

  •
  performance in all material respects by each of AstraZeneca, Bidco and each Merger Sub of the covenants and agreements required to be performed by it at or prior to the effective time;

  •
  subject to certain exceptions and materiality standards provided in the merger agreement, the representations and warranties of AstraZeneca, Bidco and each Merger Sub being true and correct at and as of the date of the merger agreement and at and as of the closing date as though made at and as of the closing date;

  •
  receipt of a certificate from an executive officer of AstraZeneca certifying that the conditions set forth in the two bullets directly above have been satisfied; and

  •
  the receipt by Alexion of an opinion from its legal counsel, Wachtell, Lipton, Rosen & Katz, or Freshfields Bruckhaus Deringer US LLP, counsel to AstraZeneca, dated as of the closing date, in form and substance reasonably satisfactory to Alexion, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the transaction will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and that Section 367(a)(1) of the Code will not apply to cause the transaction to result in gain recognition to Alexion stockholders (other than any such Alexion stockholder who would be treated as a "five-percent transferee shareholder" (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of AstraZeneca following the transaction who does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8).

Representations and Warranties

Representations and Warranties of Alexion

        The merger agreement contains customary representations and warranties made by Alexion that are subject in some cases to specified exceptions and qualification contained in the merger agreement, in the disclosure schedules or in certain reports filed by Alexion with the SEC on or after January 1, 2019 and at least three business days prior to the date of the merger agreement. In particular, certain of these representations and warranties are subject to exceptions that are not material to Alexion and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alexion. For the definition of material adverse effect for Alexion, see the section of this proxy statement/prospectus entitled "The Merger Agreement—Definition of "Material Adverse Effect"". The representations and warranties by Alexion in the merger agreement relate to, among other things:

  •
  corporate existence, good standing and qualification to conduct business;

  •
  due authorization, execution and validity of the merger agreement;

  •
  governmental approvals necessary to complete the transaction;

  •
  absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the merger agreement or completion of the transaction;

  •
  capitalization;

  •
  subsidiaries;

  •
  SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

  •
  financial statements;

  •
  information provided by Alexion for inclusion in disclosure documents to be filed with the SEC and the FCA in connection with the transaction;

  •
  conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Alexion, in each case since September 30, 2020;

  •
  the absence of any actions since September 30, 2020 through the date of the merger agreement that would constitute a breach of certain interim operating covenants of Alexion if such action was taken between the date of the merger agreement and the closing date of the transaction;

  •
  absence of undisclosed material liabilities;

  •
  compliance with laws;

  •
  permits and court orders;

  •
  litigation;

  •
  certain regulatory matters relating to, among other relevant authorities, the United States Food, Drug, and Cosmetic Act of 1938, as amended, the Public Health Service Act, and the FDA;

  •
  tax matters;

  •
  employees, employee benefit plans and labor matters;

  •
  intellectual property matters;

  •
  environmental matters;

  •
  compliance with the Foreign Corrupt Practices Act of 1977, as amended, and anti-corruption laws in other jurisdictions;

  •
  inapplicability of antitakeover statutes;

  •
  receipt of fairness opinions from Alexion's financial advisors; fees payable to Alexion's financial advisors in connection with the transaction;

  •
  transactions with affiliates;

  •
  no ownership of AstraZeneca ordinary shares;

  •
  material contracts, properties and insurance matters; and

  •
  no other representations and warranties.

Representations and Warranties of AstraZeneca, Bidco and each Merger Sub

        The merger agreement contains customary representations and warranties made by AstraZeneca, Bidco and each Merger Sub that are subject in some cases to specified exceptions and qualification contained in the merger agreement, in the disclosure schedules or in certain reports publicly filed by AstraZeneca on or after January 1, 2019 and at least three business days prior to the date of the merger agreement. In particular, certain of these representations and warranties are subject to exceptions that are not material to AstraZeneca and its subsidiaries, taken as a whole, and exceptions that do not have, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on AstraZeneca. For the definition of material adverse effect for AstraZeneca, see the section of this proxy statement/prospectus entitled "The Merger Agreement—Definition of "Material Adverse Effect"". The representations and warranties by AstraZeneca in the merger agreement relate to, among other things:

  •
  corporate existence, good standing and qualification to conduct business;

  •
  due authorization, execution and validity of the merger agreement;

  •
  governmental approvals necessary to complete the transaction;

  •
  absence of any conflict with or violation or breach of organizational documents or any conflict with or violation or breach of agreements, laws or regulations, or creation or imposition of any lien on any asset of the applicable party or its respective subsidiaries as a result of the execution, delivery or performance of the merger agreement or completion of the transaction;

  •
  capitalization;

  •
  subsidiaries;

  •
  SEC filings, the absence of material misstatements or omissions from such filings and compliance with the Sarbanes-Oxley Act of 2002;

  •
  financial statements;

  •
  information provided by AstraZeneca for inclusion in disclosure documents to be filed with the SEC and the FCA in connection with the transaction;

  •
  conduct of business in the ordinary course of business consistent with past practices and absence of changes that have had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on AstraZeneca, in each case since September 30, 2020;

  •
  the absence of any actions since September 30, 2020 through the date of the merger agreement that would constitute a breach of certain interim operating covenants of AstraZeneca if such action was taken between the date of the merger agreement and the closing date of the transaction;

  •
  absence of undisclosed material liabilities;

  •
  compliance with laws;

  •
  permits and court orders;

  •
  litigation;

  •
  certain regulatory matters relating to, among other relevant authorities, the United States Food, Drug, and Cosmetic Act of 1938, as amended, the Public Health Service Act, and the FDA;

  •
  intellectual property matters;

  •
  no ownership of Alexion common stock;

  •
  material contracts;

  •
  certain tax matters;

  •
  matters with respect to the financing of the transaction (including the committed debt financing described in "The Merger Agreement—Financing—Debt Financing"); and

  •
  no other representations and warranties.

Definition of "Material Adverse Effect"

        Many of the representations and warranties in the merger agreement are qualified by a "material adverse effect" on the party or parties making such representation or warranty. For purposes of the merger agreement, "material adverse effect" means, with respect to Alexion or AstraZeneca, as the case may be, any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of that party and its subsidiaries, taken as a whole, except that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of or related to any of the following will be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect:

  •
  any changes in general United States or global economic conditions or other general business, financial or market conditions;

  •
  any changes in conditions generally affecting the industries in which that party or any of its subsidiaries operate;

  •
  fluctuations in the value of any currency;

  •
  any decline in the market price or trading volume of Alexion common stock or AstraZeneca ordinary shares, respectively (but not any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);

  •
  regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction;

  •
  any failure by that party or any of its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (but not any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to that failure that are not otherwise excluded from the definition of material adverse effect);

  •
  the execution and delivery of the merger agreement, the public announcement or pendency of the merger agreement or transactions contemplated therein, including the transaction, the taking of any action required or expressly contemplated by the merger agreement (subject to certain exceptions) or the identity of, or any facts or circumstances relating to, any other party to the merger agreement or that other party's subsidiaries;

  •
  any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any applicable law (or the interpretation thereof) of or by any governmental authority;

  •
  any changes or prospective changes in GAAP (with respect to Alexion) or IFRS (with respect to AstraZeneca), or, in each case, authoritative interpretations thereof;

  •
  geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of the merger agreement;

  •
  any reduction in the credit rating of the applicable party or any of its subsidiaries (but not any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to that reduction that are not otherwise excluded from the definition of material adverse effect);

  •
  any epidemic, plague, pandemic or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather condition (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities, including any impact on new drug approval processes or drug trials;

  •
  any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of applicable law relating to the merger agreement or the transactions contemplated therein; or

  •
  any regulatory, preclinical, clinical, pricing or reimbursement, or manufacturing events, changes, effects, developments or occurrences relating to any product or product candidate currently being researched, tested, developed or commercialized by Alexion or AstraZeneca, as applicable, or any product of a competitor of Alexion or AstraZeneca, as applicable, which includes (A) any suspension, rejection, refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing, (B) any actions, requests, recommendations or decisions of (or the failure to take or delay in taking any actions or make any requests, recommendations or decisions by) any governmental authority, (C) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (D) any preclinical or clinical studies, tests or results or announcements thereof, (E) any decision or action by any governmental authority (or other payor) with respect to pricing and/or reimbursement, (F) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, (G) any delay hold or termination of approval with respect to the manufacture, processing, packing or testing of any product or product candidate currently being researched, tested, developed or commercialized by Alexion or AstraZeneca, as applicable, or with respect to any manufacturing facilities, or (H) any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding side effects, adverse effects, adverse events, safety observations or manufacturing events that result in a broad based product recall of, or withdrawal from the market of, ULTOMIRIS, SOLIRIS or STRENSIQ, in the case of Alexion, or of any product or product candidate currently being researched, tested, developed or commercialized by AstraZeneca, in the case of AstraZeneca; and

  •
  except, in the case of any events, changes, effects, circumstances, facts, developments or occurrences referred to in the first, second, fourth, fifth, eighth, ninth, tenth or twelfth bullets in the immediately preceding list, to the extent that any such event, change, effect, circumstance, fact, development or occurrence on that party taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the operations in the biopharmaceutical industry of other participants in such industry, and then solely to the extent of such disproportionality.

Conduct of Business Pending the Transaction

        In general, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedules delivered by Alexion to AstraZeneca concurrently with execution of the merger agreement, unless AstraZeneca otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), Alexion and its subsidiaries are required to use commercially reasonable efforts to (A) conduct their business in all material respects in the ordinary course of business, (B) preserve intact its business organization, (C) keep available the services of its present key employees and (D) maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other third parties with whom it has material business relations.

        Without limiting the generality of the foregoing, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by Alexion to AstraZeneca concurrently with execution of the merger agreement, unless AstraZeneca otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), each of Alexion and its subsidiaries are not permitted to:

  •
  adopt or propose any change to its certificate of incorporation, by-laws or other organizational documents;

  •
  merge or consolidate with any other entity, other than any merger or consolidation for consideration in an amount exceeding $100 million in the aggregate (including the value of any contingent payments potentially payable) (but not any merger or consolidation that is reasonably likely to result in the acquisition or disposition of, or any restriction or obligation related to, any product, service, activity or business in the field of oncology); acquire any interest in any asset, security or property, other than (A) acquisitions of assets, securities or property in an amount not to exceed $100 million in the aggregate (including the value of any contingent payments potentially payable), (B) acquisitions of securities consistent with Alexion's investment policy in effect as of the date of the merger agreement, (C) transactions (1) solely among Alexion and one or more of its wholly owned subsidiaries or (2) solely among Alexion's wholly owned subsidiaries and (D) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (A) through (D) shall require the prior written consent of AstraZeneca if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the merger agreement);

  •
  adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

  •
  split, combine or reclassify any shares of its capital stock, other than transactions (A) solely among Alexion and one or more of its wholly owned subsidiaries or (B) solely among Alexion's wholly owned subsidiaries;

  •
  amend any term or alter any rights of any of its outstanding equity securities;

  •
  declare, set aside or pay any dividend or make any other distribution in respect of any shares of its equity securities, other than dividends or distributions by a subsidiary of Alexion to Alexion or a wholly owned subsidiary of Alexion;

  •
  redeem, repurchase, cancel or otherwise acquire (or offer to do any of the foregoing) any of its or its subsidiaries' equity securities, other than repurchases of shares of Alexion common stock in connection with the exercise of Alexion Stock Options or the vesting or settlement of Alexion RSU Awards or Alexion PSU Awards, in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Alexion equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement;

  •
  issue, deliver or sell (or authorize any of the foregoing) any shares of its capital stock or any other equity securities, other than (i) the issuance of any shares of Alexion common stock in connection with the exercise of Alexion Stock Options or the vesting or settlement of Alexion RSU Awards and Alexion PSU Awards that are, in each case outstanding as of the date of the merger agreement in accordance with the present terms of such Alexion equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement, (ii) the issuance of shares of Alexion common stock on the exercise of purchase rights under Alexion's 2015 Employee Stock Purchase Plan or (iii) in the case of a subsidiary of Alexion, in connection with transactions (A) solely among Alexion and one or more of its wholly owned subsidiaries or (B) solely among Alexion's wholly owned subsidiaries;

  •
  authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) from the date of the merger agreement through December 2, 2021, (1) any capital expenditures contemplated by the capital expenditure budget of Alexion made available to AstraZeneca prior to the date of the merger agreement and (2) capital expenditures (I) for an expenditure which there is an individual line item, not in excess of 20% above the annual amount contemplated by such line item in such capital expenditure budget and (II) in any event, not in excess in the aggregate of 20% above the aggregate annual amount contemplated by such capital expenditure budget and (B) for 2022, capital expenditures not exceeding 20% above the aggregate quarterly amount set forth in such capital expenditure budget for the fourth quarter of 2021;

  •
  sell, lease, license, transfer or otherwise dispose of any subsidiary or any division of Alexion or any assets, securities or property (other than intellectual property rights, which is the subject of the bullet immediately below), other than (A) dispositions of securities under Alexion's investment portfolio consistent with Alexion's investment policy, (B) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business, (C) dispositions of assets, securities or property in an amount not to exceed $100 million in the aggregate for all such dispositions (but not such dispositions that relate to any business, product, activity or service in the fields of (1) oncology, (2) cardiovascular, renal and metabolism and (3) respiratory and immunology or (D) transactions (1) solely among Alexion and one or more of its wholly owned subsidiaries or (2) solely among Alexion's wholly owned subsidiaries;

  •
  make any material loans, advances or capital contributions to, or investments in, any other entity, other than (A) loans, advances, capital contributions or investments (1) by Alexion to or in one or more of its wholly owned subsidiaries or (2) by any subsidiary of Alexion to or in Alexion or any wholly owned subsidiary of Alexion, or (B) capital contributions required under the terms of contracts in effect as of the date of the merger agreement;

  •
  incur or otherwise become liable for any indebtedness for borrowed money, or issue or sell any debt securities or other rights to acquire debt securities, other than (A) borrowings under Alexion's existing credit facility (as in effect as of the date of the merger agreement), (B) intercompany indebtedness, (C) indebtedness not to exceed $100 million in aggregate principal amount incurred to replace, renew, extend, refinance or refund any existing indebtedness, which indebtedness is (1) prepayable without premium or penalty (other than customary LIBOR breakage amounts), (2) on terms that are substantially consistent with or not more restrictive than those contained in the indebtedness being replaced, renewed, extended, refinanced or refunded and (3) not in a principal amount greater than such indebtedness being replaced, renewed, extended, refinanced or refunded or, in the case of any "revolving" credit facility, the aggregate amount that may be incurred under the credit agreement governing such indebtedness being replaced, renewed, extended, refinanced or refunded (as in effect as of the date of the merger agreement) and (D) guarantees of indebtedness of Alexion or its wholly owned subsidiaries outstanding on the date of the merger agreement or otherwise incurred in compliance with this interim operating covenant;

  •
  enter into, terminate, renew extend or in any material respect modify or amend (A) any material contract, other than in the ordinary course of business (except that no material contract (1) that requires or is reasonably likely to require the payment or receipt by Alexion or any of its subsidiaries of an amount having an expected value in excess of $50 million in the fiscal year ending December 31, 2020 or any fiscal year thereafter, which cannot be terminated by Alexion or such subsidiary on 60 days' notice or less without material penalty, (2) limiting the freedom of Alexion or any of its subsidiaries to engage in any line of business or containing material exclusivity or "most favored nation" obligations, or restrictions on the ability of Alexion or its subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any current material product, (3) providing for a joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research, development or other similar agreement, (4) providing for a royalty, milestone, right of first refusal, option to purchase, option to license or other similar arrangement, (5) providing for the grant or receipt of any license or other similar arrangement, subject to certain exceptions or (6) creating an arrangement or transaction with any beneficial owner of 5% or more of the voting securities of Alexion or affiliate or associate of any such beneficial owners (as such terms are respectively defined in Rule 12b-2 of the Exchange Act) shall be entered into or (B) terminate, renew, extend or in any material respect modify or amend any Alexion material contract, other than in the ordinary course of business (except that no Alexion material contract of the type described clauses (1) through (6) above may be terminated, renewed or extended or in any material respect modified or waived or have any material right or claim thereunder waived, released or assigned;

  •
  voluntarily terminate, suspend, abrogate, amend or modify any material permit in a manner materially adverse to Alexion and its subsidiaries, taken as a whole;

  •
  except as required by Alexion employee benefit plans as in effect as of the date of the merger agreement, (A) grant any change in control, severance, retention or termination pay to (or amend any existing change in control, severance, retention or termination pay arrangement with) any of their respective directors, officers, employees or individual consultants (including former directors, officers, employees or individual consultants), (B) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Alexion employee plan, (C) establish, adopt or amend any Alexion employee plan or labor agreement, other than amendments of health or welfare benefit plans in the ordinary course of business consistent with past practice that would not increase the cost to Alexion or any of its subsidiaries of maintaining all Alexion employee plans that are health or welfare benefit plans by more than 5% in the aggregate for all such amendments, (D) increase the compensation, bonus opportunity or other benefits payable to any of their respective directors, officers or employees (including former directors, officers or employees), other than any annual merit and market-based increases or increases in connection with promotions, in each case, in the ordinary course of business and that would not increase the cost to the Alexion or any of its Subsidiaries of such compensation, bonus opportunities or other benefits by more than 5% in the aggregate on an annualized basis, (E) hire or terminate without cause any director, officer or employee holding a title above vice president, or (F) in any calendar year, (1) increase the total number of employees of Alexion and its subsidiaries by more than 10% on a net basis, taking into account all employees hired during such calendar year and all employees who separate from employment for any reason during such calendar year, or (2) terminate (other than for cause) the employment of a number of employees of Alexion and its subsidiaries that exceeds 10% of the total number of employees of the Alexion and its subsidiaries as of the first day of such calendar year;

  •
  make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of a change in GAAP or Regulation S-X under the Exchange Act, as approved by its independent public accountants;

  •
  (A) make, change or revoke any material tax election, (B) change any annual tax accounting period, (C) adopt or change any material method of tax accounting, (D) enter into any material closing agreement with respect to taxes or (E) settle or surrender or otherwise concede, terminate or resolve any material tax claim, audit, investigation or assessment for an amount in excess of $3 million individually or $10 million in the aggregate, (F) amend any material tax returns, or (G) apply for a ruling from any taxing authority;

  •
  settle or compromise any claim, action, suit, investigation or proceeding involving or against Alexion or any of its subsidiaries that would reasonably be expected to have a material effect on the business of Alexion or the combined business of Alexion and AstraZeneca after the completion of the transaction, other than any settlement or compromise that (A) does not involve payments (contingent or otherwise) by Alexion or any of its subsidiaries in excess of $5 million individually or $20 million in the aggregate and (B) does not involve any material non-monetary relief or obligations (but not with respect to any claim, action, suit, investigation or proceeding (I) in respect of taxes (which shall be governed exclusively by the immediately preceding bullet or (II) brought by the stockholders of Alexion against Alexion and/or its directors relating to the merger agreement and the transactions contemplated thereby;

  •
  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the transaction from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (B) cause the stockholders of Alexion (subject to certain exceptions) to recognize gain pursuant to Section 367(a)(1) of the Code;

  •
  license or grant any rights under, sell, transfer or otherwise dispose of any material Alexion intellectual property other than nonexclusive licenses granted in the ordinary course of business, or permit any material Alexion registered intellectual property to lapse, expire or become abandoned prior to the end of the applicable term of such Alexion registered intellectual property, except where Alexion has made a reasonable business decision to not maintain such item of Alexion registered intellectual property, in each case, consistent with past practice; or

  •
  agree, resolve, commit or propose to do any of the foregoing.

        In general, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedules delivered by AstraZeneca to Alexion concurrently with execution of the merger agreement, unless Alexion otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed), AstraZeneca and its subsidiaries are required to use commercially reasonable efforts to conduct their business in all material respects in the ordinary course of business.

        Without limiting the generality of the foregoing, except (i) as required or expressly contemplated by the merger agreement, (ii) as required or prohibited by applicable law or (iii) as set forth in the confidential disclosure schedule delivered by AstraZeneca to Alexion concurrently with the execution of the merger agreement, unless Alexion otherwise consents (which consent may not be unreasonably withheld, conditioned or delayed) each of AstraZeneca and its subsidiaries are not permitted to:

  •
  adopt or propose any change (A) to AstraZeneca's organizational documents that would adversely impact the rights of the holders of AstraZeneca ordinary shares or the holders of AstraZeneca ADSs or (B) the organizational documents of Bidco or either Merger Sub;

  •
  merge or consolidate with any other entity, (B) acquire any assets, securities or property, otherwise purchase, lease, license or otherwise enter into a transaction, or (C) agree to do any of the foregoing, in the case of any of (A), (B) or (C), that would reasonably be expected to prevent or delay in any material respect the consummation of the transactions contemplated by the merger agreement;

  •
  split, combine or reclassify any shares of AstraZeneca;

  •
  declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of AstraZeneca, other than regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed $1.60 per AstraZeneca ADS in any 12-month period (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to AstraZeneca);

  •
  redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its equity securities, other than repurchases AstraZeneca ADSs or AstraZeneca ordinary shares (whether directly by AstraZeneca or by a third party employee benefit trust funded by AstraZeneca) in connection with the exercise, vesting or settlement of AstraZeneca equity awards (including in satisfaction of any amounts required to be deducted or withheld under applicable law), in each case outstanding as of the date of the merger agreement in accordance with the present terms of such AstraZeneca equity awards or granted after the date of the merger agreement to the extent permitted by the merger agreement;

  •
  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of AstraZeneca, other than (A) the issuance of any AstraZeneca ADSs or AstraZeneca ordinary shares on the exercise, vesting or settlement of AstraZeneca equity awards, (B) the grant of AstraZeneca equity awards to employees, directors or individual independent contractors of AstraZeneca or any of its subsidiaries pursuant to AstraZeneca's equity compensation plans or (C) in connection with the issuance of AstraZeneca ADSs required by the merger agreement;

  •
  (A) sell substantially all of the consolidated assets of AstraZeneca, (B) adopt a plan of complete or partial liquidation or dissolution or (C) enter into a business combination transaction that provides for the pre-transaction AstraZeneca ordinary shares as of the closing such transaction, to no longer represent at least a majority of the outstanding voting power of AstraZeneca or its successor or, if there is a publicly traded parent company directly or indirectly holding AstraZeneca or its successor as a result of the transaction, of the publicly traded company;

  •
  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the transaction, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (B) cause the stockholders of Alexion (subject to certain exceptions) to recognize gain pursuant to Section 367(a)(1) of the Code; or

  •
  agree, resolve, commit or propose to do any of the foregoing.

        Nothing contained in the merger agreement gives Alexion or AstraZeneca, directly or indirectly, the right to control or direct the other party's operations, other than after closing.

No Solicitation

        Subject to the exceptions described in this section, each of Alexion and AstraZeneca has agreed not to, and to cause its subsidiaries and its and its subsidiaries' respective directors and officers not to, and to use its reasonable best efforts to cause its and its subsidiaries' other employees and representatives, not to, directly or indirectly:

  •
  solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any acquisition proposal;

  •
  (A) enter into or participate in any discussions or negotiations regarding, (B) furnish to any third party any information or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any third party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, an acquisition proposal;

  •
  approve, recommend or enter into or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment or agreement in principle with respect to an acquisition proposal;

  •
  make an adverse recommendation change; or

  •
  take any action to make any "moratorium," "control share acquisition," "fair price," "supermajority," "affiliate transactions" or "business combination statute or regulation" or other similar antitakeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any third party or any acquisition proposal.

        However, if at any time prior to the adoption of the merger agreement by Alexion stockholders, in the case of Alexion, or at any time prior to the approval of the transactions contemplated by the merger agreement by AstraZeneca shareholders, in the case of AstraZeneca, Alexion or AstraZeneca, as applicable, receives a bona fide written acquisition proposal made after the date of the merger agreement which has not resulted from a violation of the solicitation restrictions described in the first paragraph of this section (under "—No Solicitation"), the board of directors of that party is permitted to, directly or indirectly through its representatives, and subject to certain exceptions and qualifications described in the merger agreement:

  •
  contact the third party that has made such acquisition proposal in order to ascertain facts or clarify terms for the sole purpose of the Alexion Board or the AstraZeneca Board, as applicable, informing itself about such acquisition proposal and such third party; and

  •
  (A) engage in negotiations or discussions with any third party that has made after the date of the merger agreement a superior proposal (as defined below in this section) or an unsolicited bona fide written acquisition proposal that the Alexion Board or the AstraZeneca Board, as applicable, determines in good faith, after consultation with its financial advisor and outside legal counsel, is or could reasonably be expected to lead to a superior proposal and (B) furnish to such third party and its representatives and financing sources non-public information relating to Alexion or AstraZeneca, as applicable, or any of its subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent that party from complying with its obligation to provide disclosure to the other party in connection with these solicitation restrictions and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to Alexion or AstraZeneca, as applicable, than those contained in the confidentiality agreement in place between Alexion and AstraZeneca as of the date of the merger agreement, so long as all such nonpublic information (to the extent not previously provided or made available to the other party) is provided or made available to the other party substantially concurrently with the time it is provided or made available to such third party.

        Alexion or AstraZeneca, as applicable, are required (1) to notify the other party as promptly as practicable (but in no event later than 24 hours) after receipt by the other party of any acquisition proposal or any request for information relating to it or any of its subsidiaries that, to the knowledge of such party, is reasonably likely to make or has made any acquisition proposal, (2) keep the other party reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such acquisition proposal or request and (3) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the other party copies of all material written correspondence, proposals or indications of interest relating to the terms and conditions of such acquisition proposal or request sent or provided to Alexion or AstraZeneca, as applicable, or any of its subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any acquisition proposal).

        Prior to the adoption of the merger agreement by Alexion stockholders, in the case of Alexion, or at any time prior to the approval of the transactions contemplated by the merger agreement by AstraZeneca shareholders, in the case of AstraZeneca, in response to an acquisition proposal that the Alexion Board or the AstraZeneca Board, as applicable, determines in good faith constitutes a superior proposal, the Alexion Board or the AstraZeneca Board, as applicable, may make an adverse recommendation change and/or, in the case of Alexion, terminate the merger agreement to enter into a definitive agreement providing for such superior proposal, but only if:

  (A)
  such party first notifies the other party in writing at least four business days prior to taking such action that such party intends to take such action, which notice shall include an unredacted copy of such superior proposal and a copy of any financing commitments (in the form provided to such party) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making such proposal);

  (B)
  such party makes its representatives reasonably available to negotiate with the other party and its representatives during such four business day notice period, to the extent the other party wishes to negotiate, to enable the other party to propose revisions to the terms of the merger agreement such that it would cause such superior proposal to no longer constitute a superior proposal;

  (C)
  upon the end of such notice period, the applicable party's board of directors considers in good faith any revisions to the terms of the merger agreement committed to in writing by the other party, and determined that the superior proposal would nevertheless continue to constitute a superior proposal; and

  (D)
  in the event of any change to any of the financial terms or any other material terms of such superior proposal, such party, in each case, delivers to the other party an additional notice consistent with that described in clause (A) and a new notice period under clause (A) will commence each time, except each such notice period shall be three business days (instead of four business days), during which time such party must comply with the foregoing requirements anew with respect to each such additional notice, including clauses (A) through (C) above.

        For purposes of this proxy statement/prospectus, acquisition proposal means, with respect to Alexion, any indication of interest, proposal or offer from any person or "group" as defined in Section 13(d) of the Exchange Act, other than AstraZeneca and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Alexion or any of its subsidiaries (including securities of subsidiaries) equal to 20% or more of the consolidated assets of Alexion, or to which 20% or more of the revenues or earnings of Alexion on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of Alexion or the outstanding shares of Alexion common stock, (iii) tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 20% or more of the outstanding voting power of Alexion or the outstanding shares of Alexion common stock or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Alexion or any of its subsidiaries, under which any person or group or, in the case of clause (B), the stockholders or equityholders of any person or group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of Alexion, or to which 20% or more of the revenues or earnings of that party on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of Alexion or the surviving or resulting entity in such transaction, 20% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding shares of Alexion common stock.

        For purposes of this proxy statement/prospectus, acquisition proposal means, with respect to AstraZeneca, any indication of interest, proposal or offer from any person or "group" as defined in Section 13(d) of the Exchange Act, other than Alexion and its subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of AstraZeneca or any of its subsidiaries (including securities of subsidiaries) equal to 50% or more of the consolidated assets of AstraZeneca, or to which 50% or more of the revenues or earnings of AstraZeneca on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 50% or more of the outstanding voting power of AstraZeneca or the AstraZeneca ordinary shares, (iii) tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning 50% or more of the outstanding voting power of AstraZeneca or the AstraZeneca ordinary shares or (iv) merger, consolidation, share exchange, business combination, scheme of arrangement joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving AstraZeneca or any of its subsidiaries, under which any person or group or, in the case of clause (B), the stockholders or equityholders of any person or group would acquire, directly or indirectly, (A) assets equal to 50% or more of the consolidated assets of AstraZeneca, or to which 50% or more of the revenues or earnings of AstraZeneca on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 50% or more of the outstanding voting power of AstraZeneca or the surviving or resulting entity in such transaction, 50% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 50% or more of the outstanding AstraZeneca ordinary shares.

        For purposes of this proxy statement/prospectus, superior proposal means, with respect to Alexion or AstraZeneca as the context so requires, any bona fide, written acquisition proposal made after the date of the merger agreement, in circumstances not involving a breach of the merger agreement, from any person (other than the other party and such other party's subsidiaries or affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction, (i) all or substantially all of the non-"cash or cash equivalent" assets of Alexion or AstraZeneca, as applicable or (ii) more than fifty percent (50%) of the outstanding shares of Alexion common stock or AstraZeneca ordinary shares, as applicable on terms that such party's board of directors determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the acquisition proposal that such party's board of directors considers to be appropriate (including the identity of the third party making the acquisition proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and the availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing), would result in a transaction that is more favorable to such party's stockholders or shareholders, as applicable, than the transaction and (A) is not subject to any financing or due diligence conditionality and (B) is reasonably capable of being completed on the terms proposed.

Efforts to Consummate the Transaction

        Alexion and AstraZeneca have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to complete the transaction as promptly as reasonably practicable, including:

  (i)
  preparing and filing as promptly as practicable with any governmental authority or other third party all documentation to effect all filings necessary to complete the transaction;

  (ii)
  using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all consents from any governmental authority or other third party that are necessary, proper or advisable to consummate the transaction; and

  (iii)
  cooperating in their efforts to comply with their obligations under the merger agreement, including in seeking to obtain as promptly as practicable any consents necessary, proper or advisable to complete the transaction.

        Alexion's and AstraZeneca's obligation to use their reasonable best efforts also includes (i) defending any lawsuit or other legal proceeding brought by any governmental authority or third party challenging the merger agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal completion of the transaction or any of the other transactions contemplated by the merger agreement, or (ii) contesting any order entered into by or with any governmental authority or arbitrator in a court of competent jurisdiction that enjoins, restrains, prevents, prohibits or makes illegal completion of the transaction or any of the other transactions contemplated by the merger agreement.

        Additionally, AstraZeneca and its affiliates are required to take, or cause to be taken, all actions, and do or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any antitrust or foreign investment law that is asserted by any governmental authority, obtain the consent or cooperation of any other person and permit and cause the satisfaction of the conditions to closing regarding the receipt of required regulatory approvals, in each of the foregoing cases, to permit the closing to occur as promptly as reasonably practicable and in any event prior to the end date, including:

  (i)
  proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of or restrictions on the businesses, assets, properties, product lines, and equity or other business interests of, or changes to the conduct of business of, Alexion, AstraZeneca, and their respective affiliates;

  (ii)
  creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of Alexion, AstraZeneca, and their respective affiliates; and

  (iii)
  otherwise taking or committing to take any action that would limit AstraZeneca's freedom of action with respect to, or its ability to retain, hold or continue, directly or indirectly, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of the Alexion, AstraZeneca and their respective affiliates.

        AstraZeneca's obligations to take or cause to be taken any actions described in the preceding clauses (i) through (iii) is subject to the right of AstraZeneca, in its good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with governmental authorities with respect to such actions. In addition, none of Alexion, AstraZeneca or their respective affiliates is required to agree to take or enter into any such action described in the preceding clauses (i) through (iii) that is not conditioned upon or that becomes effective prior to, the closing.

        AstraZeneca is entitled to (i) direct, devise and implement the strategy for obtaining any necessary consent of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any governmental authority of competent jurisdiction that has authority to enforce any antitrust or foreign investment law and (ii) control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any such governmental authority. However, AstraZeneca is required to consult with Alexion in a reasonable manner and to consider in good faith the views and comments of Alexion in connection with the foregoing.

Financing

Debt Financing

        Each of AstraZeneca, Bidco and each Merger Sub shall, and shall cause their respective subsidiaries to, use reasonable best efforts to take, or shall cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to maintain the commitments under and to consummate the debt financing for the transaction, which is referred to in this proxy statement/prospectus as the debt financing, and obtain the proceeds thereof (including, for the avoidance of doubt, the bridge facility agreement or any replacement financing (provided, that (i) the conditions to the availability of any such replacement financing are not materially less favorable to AstraZeneca than those of the bridge facility agreement and (ii) the other terms of such replacement financing shall not be materially less favorable to AstraZeneca than those of the bridge facility agreement in any manner that materially adversely affects the ability or likelihood of AstraZeneca, Bidco or either Merger Sub from timely consummating the transactions contemplated by the merger agreement)) in an amount sufficient, together with other funds available to AstraZeneca and its subsidiaries, to enable AstraZeneca or Bidco to pay in cash the required financing amount at closing.

        Upon the written request of Alexion, AstraZeneca shall inform Alexion in reasonable detail on the status of its efforts to arrange the debt financing, including by providing prompt written notice of:

  (i)
  any termination of the bridge facility agreement (other than any termination in connection with a replacement financing thereof);

  (ii)
  the receipt of any notice from any financing source of a failure or anticipated failure to fund its commitments under any definitive agreements relating to the debt financing (other than in connection with a replacement lender assuming the commitments of a defaulting lender pursuant to the documentation related to the applicable debt financing);

  (iii)
  any material default or material breach by any party to the debt financing of which AstraZeneca, Bidco or either Merger Sub has become aware (other than in connection with a replacement lender assuming the commitments of a defaulting lender pursuant to the documentation related to the applicable debt financing); and

  (iv)
  any condition precedent of the debt financing as to which AstraZeneca, Bidco or either Merger Sub believes will not be satisfied at closing.

        AstraZeneca, Bidco and each Merger Sub has acknowledged and agreed that the receipt and availability of any funds or financing is not a condition to closing under the merger agreement nor is it a condition to closing under the merger agreement for AstraZeneca to obtain all or any portion of the debt financing or any other financing.

Cooperation of Alexion

        Prior to the completion of the transaction, Alexion has agreed to use (and cause its subsidiaries to use) commercially reasonable efforts to provide customary cooperation as may be reasonably requested by AstraZeneca to assist AstraZeneca in arranging, obtaining or syndicating the debt financing provided by the bridge facility agreement (or any replacement debt financing) or any other third party debt financing necessary or incurred by AstraZeneca to consummate the transactions contemplated by the merger agreement (provided that requested cooperation does not unreasonably interfere with the ongoing business or operations of Alexion or require Alexion to waive or amend any terms of the merger agreement), including using commercially reasonable efforts to:

  •
  reasonably cooperate with the customary marketing efforts or due diligence efforts of AstraZeneca in connection with all or any portion of the debt financing;

  •
  on reasonable notice comment on certain documents customarily required in connection with the debt financing, including the marketing and syndication thereof;

  •
  cause Alexion's independent accountants and/or auditors to provide customary cooperation with the debt financing;

  •
  to the extent customary for AstraZeneca to prepare marketing materials for any debt financing of the applicable type, furnish AstraZeneca and the applicable financing sources with historical financial information and other customary information relating to Alexion and its subsidiaries that is reasonably requested by AstraZeneca and is customarily required in marketing materials for debt financings of the applicable type;

  •
  promptly provide to AstraZeneca and the financing sources all documentation and other information about Alexion and its subsidiaries required by the financing sources or regulatory authorities with respect to the debt financing under applicable "know your customer" and anti-money laundering rules and regulations that is required under any debt financing to the extent is requested in writing to Alexion at least ten business days prior to the closing date;

  •
  subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the financing sources authorizing the distribution of information to prospective lenders or investors;

  •
  facilitate the payoff, discharge and termination in full substantially concurrently with closing of obligations outstanding under the credit agreement; and

  •
  consent to the reasonable use of the trademarks and logos of Alexion or any of its subsidiaries in connection with the debt financing.

Obligations to Call Stockholders' Meetings

        As promptly as practicable, following the effectiveness of the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, each of Alexion and AstraZeneca has agreed to, in consultation with the other party, establish a record date for, duly call and give notice of a meeting of its stockholders, at which Alexion will seek the vote of its stockholders required to adopt the merger agreement, and AstraZeneca will seek the vote of its shareholders required to approve the transactions contemplated by the merger agreement.

        In addition, promptly after the effectiveness of the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, each of Alexion and AstraZeneca is required to cause this statement/prospective to be mailed to its stockholders or shareholders, as applicable, and duly convene and hold the meeting of its stockholders or shareholders, as applicable. The meeting of Alexion stockholders and the meeting of AstraZeneca shareholders must be held no later than 40 days after the record date for each such meeting, subject to the adjournments, postponements and extensions thereof described in the following paragraphs of this section, and each of Alexion and AstraZeneca must reasonably cooperate and use commercially reasonable efforts to cause the date and time of the meeting of the Alexion stockholders and the AstraZeneca shareholders to be held on the same calendar day. Subject to the rights of the Alexion Board and the AstraZeneca Board, as applicable, to make an adverse recommendation change, as discussed under the section of this proxy statement/prospectus entitled "—No Solicitation," each of Alexion and AstraZeneca has agreed to use its reasonable best efforts to cause the applicable approvals of its stockholders or shareholders, as applicable in connection with the transaction to be obtained at the meeting of its stockholders or shareholders, as applicable, and will comply with all legal requirements applicable to such meeting.

        Neither Alexion nor AstraZeneca may adjourn, postpone or otherwise delay the meeting of its stockholders without the prior written consent of the other party. However, either Alexion or

AstraZeneca may, without the prior written consent of the other party, adjourn or postpone the meeting of its stockholders or shareholders, as applicable (i) if, after consultation with the other party, it believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (A) solicit additional proxies necessary to obtain the required vote of its stockholders or shareholders, as applicable, in connection with the merger or the transactions contemplated by the merger agreement, as applicable, at such meeting, or (B) distribute any supplement or amendment to this proxy statement/prospectus that its board of directors has determined in good faith after consultation with outside legal counsel is necessary under applicable law (but no such postponement or adjournment under this clause (B) may be to a date that is after the earlier of (I) the 10th business day before the end date and (II) the 10th business day after the date of such distribution), (ii) for an absence of a quorum, (iii) if and to the extent such postponement or adjournment is required by an order issued by any court or other governmental authority of competent jurisdiction in connection with the merger agreement or (iv) if the applicable meeting of the other party has been adjourned or postponed, to the extent necessary to enable such meeting to be held within a single period of 24 consecutive hours. A party may not adjourn or postpone a meeting of its stockholders or shareholders, as applicable, for a period of more than 10 business days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 business says after the date on which the other party's meeting was originally scheduled and (y) 10 business days before the end date.

Proxy Statement and Registration Statement Covenant

        As promptly as practicable following the date of the merger agreement, (i) Alexion and AstraZeneca have agreed to jointly prepare and file with the SEC this proxy statement/prospectus and (ii) AstraZeneca has agreed to (A) prepare and file with the SEC a registration statement on Form F-4 of which this proxy statement/prospectus forms a part, (B) prepare and cause the ADS depositary to file with the SEC a registration statement on Form F-6, (C) if required by the FCA in order to carry out the transactions contemplated by the merger agreement, prepare and submit to the FCA an AstraZeneca prospectus, and (D) prepare and submit to the FCA a shareholder circular prepared under the FCA's listing rules.

        Each of Alexion and AstraZeneca has agreed to use its reasonable best efforts to (1) have this proxy statement/prospectus cleared by the SEC as promptly as practicable after its filing, (2) have the registration statement on Form F-4, of which this proxy statement/prospectus forms a part, and the registration statement on Form F-6, declared effective under the Securities Act as promptly as practicable after their respective filings and keep such registration statements effective for so long as is necessary to complete the transaction, (3) have any AstraZeneca prospectus formally approved by the FCA as promptly as practicable after its submission (if required by the FCA), (4) have the shareholder circular formally approved by the FCA as promptly as practicable after its submission, and (5) take any other action required to be taken by it under the Securities Act, the Exchange Act, the listing rules of the FCA and the rules of Nasdaq in connection with the filing and distribution of this proxy statement/prospectus and registration statement on Form F-4, of which this proxy statement/prospectus forms a part, the registration statement on Form F-6, the AstraZeneca prospectus (if required) and the shareholder circular, and the solicitation of proxies from the stockholders of Alexion and the shareholders of AstraZeneca.

Indemnification and Insurance

        After the first effective time, AstraZeneca agreed to, and to cause the first surviving corporation and the surviving company to, indemnify and hold harmless, and advance expenses to, each indemnified party (as defined below) against certain claims and for certain losses in connection with such indemnitee's service as a director or officer of Alexion or any of its subsidiaries at or prior to the first effective time.

        The merger agreement provides that the organizational documents of the surviving company and its subsidiaries must contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than were set forth in the organizational documents of Alexion as of the date of the merger agreement for a period of six years after the first effective time. Such provisions may not be amended, repealed or otherwise modified for a period of six years after the first effective time in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the transaction, were directors, officers or trustees of Alexion or any of its subsidiaries, as applicable.

        Further, AstraZeneca is not permitted to settle, compromise or consent to the entry of any judgment in any threatened or actual claim for which an indemnitee has sought indemnification, unless (i) such settlement, compromise or consent includes a complete release of such indemnitee for all liability arising out of such claim or (ii) such indemnitee otherwise consents in writing.

        We collectively refer to any individual who is or was previously a director or officer of Alexion or any of its subsidiaries or a director, trustee or officer of any other entity or any benefit plan maintained by Alexion or any of its subsidiaries, as an indemnified party.

        The merger agreement requires AstraZeneca to cause the surviving company to maintain for a period of six years after the first effective time, Alexion's existing directors' and officers' liability insurance policy, or comparable insurance provided by a reputable insurer containing terms and conditions that are at least as favorable to the indemnified parties. However, the surviving company is not required to make annual premium payments for such insurance in excess of 300% of the amount of Alexion paid in its last fiscal year for such insurance. In lieu of the foregoing, Alexion, at its option (in consultation with AstraZeneca), may obtain prior to the first effective time a prepaid "tail" policy for a period of no more than six years that provides coverage for the indemnified parties that is substantially equivalent to Alexion's existing coverage for an aggregate price not to exceed a specified amount.

Employee Matters

        From the closing date through the date that is twelve months following the closing date, which is referred to in this proxy statement/prospectus as the benefits continuation period, the surviving company shall provide, and AstraZeneca shall cause the surviving company to provide, to each individual who is employed by Alexion and its subsidiaries immediately prior to the completion of the transaction, while such individual continues to be employed by the surviving company, AstraZeneca or any of their subsidiaries during the compensation continuation period, which such individuals are referred to in this proxy statement/prospectus as the affected employees:

  (i)
  a base salary or wage rate that is not less than the base salary or wage rate provided to such affected employee immediately prior to the first effective time;

  (ii)
  cash and equity incentive compensation opportunities that are in the aggregate no less favorable than the aggregate cash and equity incentive compensation opportunities provided to such affected employee immediately prior to the first effective time; and

  (iii)
  employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such affected employee under the Alexion employee plans immediately prior to the first effective time.

        However, for purposes of the foregoing clauses (i) through (iii), retention, change-in control or other special or non-recurring compensation or benefits provided prior to the first effective time shall not be taken into account. With respect to any employee benefit plan in which any affected employee first becomes eligible to participate on or after the first effective time, AstraZeneca will (A) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such affected employee with respect to a new health or welfare plan to the extent satisfied or waived under a comparable Alexion employee plan, (B) recognize service of affected employees (to the extent credited by Alexion or its subsidiaries in any comparable Alexion employee plan) accrued prior to the first effective time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any new benefit plan in which such affected employees may be eligible to participate after the first effective time; provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (C) if applicable, use commercially reasonable efforts to cause to be credited, in any new health plan in which affected employees participate, any deductibles or out-of-pocket expenses incurred by such affected employee and their beneficiaries and dependents during the portion of the calendar year in which such affected employee first becomes eligible for the new health plan that occurs prior to such affected employee's commencement of participation in such new health plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses. Alexion may provide to each employee who, immediately prior to the first effective time, is employed by Alexion or a subsidiary thereof and is eligible to participate in an annual bonus program of Alexion or any of its subsidiaries a pro-rated portion of the annual bonus with respect to the portion of the year of the closing that occurs prior to the closing, determined based on actual performance through the latest practicable date prior to the closing date, as determined by Alexion prior to the first effective time.

Certain Other Covenants and Agreements

        The merger agreement contains certain other covenants and agreements, including the following covenants and agreements, among others, all of which are subject to certain exceptions and qualifications as described in the merger agreement:

  •
  solely for purposes of furthering the transaction and the other transactions contemplated by the merger agreement or for integration planning relating to the transaction, Alexion is required to provide AstraZeneca and its representatives reasonable access to its properties, books, contracts, records and information concerning its businesses, properties and personnel;

  •
  solely for purposes of confirming the accuracy of the representations and warranties of Parent, Bidco and each Merger Sub, AstraZeneca is required to provide Alexion and its representatives reasonable access to its properties, books, contracts, records and such other information as Alexion may reasonably request;

  •
  each of AstraZeneca and Alexion is required to promptly (i) notify the other of any stockholder litigation against it, its subsidiaries or any of its or its subsidiaries' respective directors or officers relating to the merger agreement or the transaction and (ii) give the other party the opportunity to consult with it regarding the defense or settlement of any such stockholder litigation and give the other party the opportunity to participate in (but not control), at the other party's expense, the defense and settlement of any such stockholder litigation and (iii) in the case of Alexion, other than with respect to any such litigation where the parties are adverse to each other, not to settle any such stockholder litigation without AstraZeneca's prior consent (which consent may not be unreasonably withheld, conditioned or delayed);

  •
  each of AstraZeneca and Alexion is required to consult with the other before issuing any press release, making any public statement or making certain other public communications, in each case with respect to the merger agreement or the transaction; and

  •
  each of AstraZeneca and Alexion is required to cooperate with the other in taking all actions necessary to delist Alexion common stock from the Nasdaq and terminate its registration under the Exchange Act, in each case effective upon effective time of the transaction.

Termination of the Merger Agreement

        The merger agreement may be terminated at any time before the first effective time, whether before or after Alexion stockholders have adopted the merger agreement or AstraZeneca shareholders have approved the transactions contemplated by the merger agreement, in the following circumstances:

  •
  by mutual written agreement of AstraZeneca and Alexion; or

  •
  by either AstraZeneca or Alexion, if:

  •
  the transaction has not been completed by the end date of December 12, 2021, subject to Alexion's and AstraZeneca's respective right to unilaterally extend the end date for an additional 90-day period upon written notice to the other party, if at the time of each such extension all closing conditions (other than certain conditions relating to antitrust laws) have been satisfied or waived. However, the right to terminate the merger agreement after the end date (as may be extended) or to extend the end date will not be available to a party if such party's breach of any provision of the merger agreement is the proximate cause of the failure of the transaction to be completed by the end date (as may be extended);

  •
  a governmental authority of competent jurisdiction has issued an injunction or order that permanently enjoins, prevents or prohibits the completion of the transaction and such injunction or order has become final and nonappealable. However, such right to terminate the merger agreement will not be available to a party if such party's breach of any provision of the merger agreement is the proximate cause of such injunction or other order;

  •
  Alexion stockholders fail to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Alexion special meeting. We refer to this termination right as the "Alexion no vote termination right";

  •
  AstraZeneca shareholders fail to approve the transactions contemplated by the merger agreement upon a vote taken on a proposal to approve the transactions contemplated by the merger agreement. We refer to this termination right as the "AstraZeneca no vote termination right"; or

  •
  there has been a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the other party that would cause the other party to fail to satisfy any condition to completion of the transaction related to the accuracy of its representations and warranties or the performance of its covenants and agreements, and such breach or failure to perform either (i) is incapable of being cured by the end date (as may be extended) or (ii) has not been cured upon the earlier of (A) 45 days following notice from the non-breaching party of such breach or failure to perform and (B) the end date (as may be extended). However, the right to terminate the merger agreement in respect of an inaccuracy of any representation or warranty or the failure to perform any covenant or agreement will not be available to a party if such party is then in breach of its representations, warranties, covenants or agreements that would cause the applicable condition to completion of the transaction related to accuracy of its representations and warranties or performance of its covenants and agreements not to be satisfied.

  •
  by AstraZeneca, if:

  •
  prior to the adoption of the merger agreement by Alexion stockholders, (i) the Alexion Board makes an adverse recommendation change, (ii) Alexion fails to publicly confirm to Alexion stockholders, within ten business days after the commencement of a tender or exchange offer subject to Regulation 14D under the U.S. Exchange Act that constitutes an acquisition proposal, that Alexion recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter), or (iii) Alexion commits a wilful breach of its no solicit obligations or its obligation to hold the Alexion special meeting. We refer to this termination right as the "change in recommendation of Alexion termination right".

  •
  by Alexion, if:

  •
  prior to the approval of the transactions contemplated by the merger agreement by Alexion stockholders, (i) the AstraZeneca Board makes an adverse recommendation change, (ii) AstraZeneca fails to publicly confirm to AstraZeneca shareholders, within ten business days after the commencement of an offer (as defined in the U.K. Code) or tender or exchange offer subject to Regulation 14D under the U.S. Exchange Act that constitutes an acquisition proposal, that AstraZeneca recommends rejection of such offer or tender or exchange offer (or shall have withdrawn any such rejection thereafter), or (iii) AstraZeneca commits a wilful breach of its no solicit obligations or its obligation to hold the AstraZeneca special meeting. We refer to this termination right as the "change in recommendation of AstraZeneca termination right"; or

  •
  prior to the adoption of the merger agreement by Alexion stockholders, Alexion terminates the merger agreement in order to enter into a definitive agreement providing for a superior proposal.

Termination Payments and Expenses

        Alexion has agreed to pay AstraZeneca the Alexion termination payment if the merger agreement is terminated under any of the following circumstances:

  •
  by AstraZeneca pursuant to the change in recommendation of Alexion termination right;

  •
  by Alexion, prior to the adoption of the merger agreement by Alexion stockholders, in order to enter into a definitive agreement providing for a superior proposal; or

  •
  by AstraZeneca or Alexion pursuant to an Alexion no vote termination right and at or prior to the Alexion special meeting, an acquisition proposal for Alexion has been publicly disclosed or announced and not publicly and irrevocably withdrawn at least four days prior to the Alexion special meeting, and on or prior to the first anniversary of such termination, Alexion enters into a definitive agreement, or completes a transaction, relating to an acquisition proposal for Alexion. However, in this instance, any references in the definition of acquisition proposal to 20% will be replaced by 50%.

        Alexion has also agreed to pay AstraZeneca the Alexion no vote payment if the merger agreement is terminated by AstraZeneca or Alexion pursuant to an Alexion no vote termination; provided, that such amount shall be payable only if either (i) the AstraZeneca shareholders shall have already approved the transactions contemplated by the merger agreement or (ii) (A) AstraZeneca shareholders have not failed to approve the transactions contemplated by the merger agreement at a duly called meeting of AstraZeneca shareholders, (B) AstraZeneca has complied with its obligations to call and hold a meeting of its shareholders described under the section of this proxy statement/prospectus entitled "—Obligations to Call Stockholders' Meetings" and (C) more than 24 hours has passed since Alexion stockholders failed to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Alexion special meeting.

        AstraZeneca has agreed to pay Alexion the AstraZeneca termination payment if the merger agreement is terminated under any of the following circumstances:

  •
  by Alexion, pursuant to a change in recommendation of AstraZeneca termination; or

  •
  by AstraZeneca or Alexion pursuant to an AstraZeneca no vote termination; provided, that such amount shall be payable only if either (i) the Alexion stockholders shall have already adopted the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Alexion special meeting or (ii) (A) Alexion stockholders have not failed to adopt the merger agreement upon a vote taken on a proposal to adopt the merger agreement at the Alexion special meeting, (B) Alexion has complied with its obligations to call and hold a meeting of its shareholders described under the section of this proxy statement/prospectus entitled "—Obligations to Call Stockholders' Meetings" and (C) more than 24 hours has passed since the AstraZeneca shareholders failed to approve the transactions contemplated by the merger agreement upon a vote taken at a duly called meeting of AstraZeneca shareholders.

Exclusive Remedy

        Except in the case of fraud or wilful breach of any covenant or agreement set forth in the merger agreement, if either party receives a termination payment (or, in the case of AstraZeneca, a no vote payment) in accordance with the provisions of the merger agreement, the receipt of such payment will be the receiving party's sole and exclusive remedy against the paying party and its subsidiaries and their representatives.

        To the extent that a termination payment (or, in the case of Alexion, a no vote payment) is not promptly paid by any party when due, the party failing to make such payment is also required to (i) pay any out-of-pocket costs and expenses (including reasonable legal fees and expenses) incurred by the other party in connection with legal action taken to enforce the merger agreement that results in a judgment for such amount against the party failing to promptly pay such amount and (ii) pay interest on the unpaid payment at the prime rate (as published by The Wall Street Journal on the date such payment was due) from the date such payment was due until paid in full.

Other Expenses

        Except as described above or expressly in the merger agreement, the merger agreement provides that each of AstraZeneca and Alexion will pay its own costs and expenses in connection with the transactions contemplated by the merger agreement.

Specific Performance

        Alexion and AstraZeneca have acknowledged and agreed that irreparable harm would occur and that the parties would not have any adequate remedy at law for any breach of any of the provisions of the merger agreement or in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms. Alexion and AstraZeneca have agreed that the parties to the merger agreement are entitled to an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement and to specifically enforce the terms and provisions of the merger agreement. In no event is a party entitled to both (i) specific performance to cause the other party to consummate the transaction and (ii) the payment of the AstraZeneca termination payment or the Alexion termination payment, as applicable.

Third-Party Beneficiaries

        The merger agreement is not intended to and does not confer upon any person other than the parties to the merger agreement any legal or equitable rights or remedies, except:

  •
  from and after the first effective time, the right of Alexion stockholders to receive the merger consideration and the right of holders of Alexion Stock Options, Alexion RSU Awards and Alexion PSU Awards to receive the consideration described under the respective subsections under the section of this proxy statement/prospectus entitled "—Treatment of Alexion Equity Awards";

  •
  the right of the indemnified persons to enforce the obligations described under the section of this proxy statement/prospectus entitled "—Indemnification and Insurance"; and

  •
  the right of each of the financing sources to enforce certain provisions of the merger agreement relating to liability of the financing sources to Alexion and its affiliates prior to the first effective time of the transaction, the law governing the merger agreement, the jurisdiction and venue for resolution of disputes involving the financing sources arising under the merger agreement, the waiver of jury trial by the parties to the merger agreements and amendments of those provisions.

Amendments; Waivers

        Any provision of the merger agreement may be amended or waived before the effective time of the transaction if the amendment or waiver is in writing and signed, in the case of an amendment, by each party to the merger agreement or, in the case of a waiver, by each party against whom the waiver is to be effective, except that after adoption of the merger agreement by Alexion stockholders or approval of the transactions contemplated by the merger agreement by AstraZeneca shareholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Alexion stockholders or AstraZeneca shareholders under applicable law unless such approval has first been obtained.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial information gives effect to the merger of AstraZeneca and Alexion whereby Alexion shareholders will receive (i) 2.1243 AstraZeneca ADSs listed on the Nasdaq and (ii) $60 in cash for each of their Alexion shares.

        The unaudited pro forma condensed combined financial information should be read in conjunction with AstraZeneca's audited consolidated financial statements and related notes as of and for the year ended December 31, 2020, and Alexion's audited consolidated financial statements and related notes as of and for the year ended December 31, 2020, together with the accompanying notes to the unaudited pro forma condensed combined financial information.

        The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. AstraZeneca will be treated as the acquiring entity for accounting purposes, and accordingly, the Alexion assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. See the section entitled "The Merger Proposal—Accounting Treatment of the Transaction." Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The actual fair values will be determined following the closing of the transaction and may vary from these preliminary estimates.

        The following unaudited pro forma condensed combined financial information and related notes (the "Pro Forma Financial Information") are based on the historical consolidated financial statements of AstraZeneca and Alexion, and have been prepared to reflect the merger and financing. The pro forma adjustments related to the merger and financing include:

  •
  the issuance of approximately 470 million AstraZeneca ADSs valued (based on AstraZeneca's closing share price on April 7, 2021) at $22.8 billion and a cash payment of $13.3 billion to Alexion stockholders in respect of Alexion shares;

  •
  the borrowings comprised of the AstraZeneca bridge facility and take-out facilities, each as further described in the section entitled "The Merger Proposal—The AstraZeneca Debt Financing";

  •
  the payment of $2,384 million to repay the financial indebtedness of Alexion, which will be funded by the bridge facility;

  •
  the conversion of Alexion financial information from U.S. GAAP to the AstraZeneca accounting policies in accordance with IFRS as issued by the International Accounting Standards Board ("IASB"); and

  •
  the impact of preliminary fair value adjustments to the underlying assets and liabilities of Alexion.

        The unaudited pro forma adjustments are based upon the best available information and certain assumptions that AstraZeneca believes to be reasonable. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the Pro Forma Financial Information. The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger. The Pro Forma Financial Information is based on AstraZeneca's accounting policies. Further review may identify additional differences between the accounting policies of AstraZeneca and Alexion that, when conformed, could have a material impact on the financial statements of the combined company. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger.

 UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

			Transaction accounting adjustments
	Historical AstraZeneca (IFRS)	Alexion (IFRS)(2)							Total pro forma combined
			PPA(3)		Financing(4)		Other(5)
	$m	$m	$m	Notes	$m	Notes	$m	Notes	$m
For the year ended December 31, 2020
Product sales	25,890	6,069	—		—		—		31,959
Collaboration revenue	727	—	—		—		—		727

Total revenue	26,617	6,069	—		—		—		32,686
Cost of sales	(5,299)	(664)	(2,976)	3(vii)	—		(3)	5(iv)	(8,942)

Gross profit	21,318	5,405	(2,976)		—		(3)		23,744
Distribution costs	(399)	(36)	—		—		—		(435)
Research and development expense	(5,991)	(951)	—		—		(17)	5(iv)	(6,959)
Selling, general and administrative costs	(11,294)	(3,829)	(2,019)	3(vi)	—		(356)	5(i), 5(iii), 5(iv)	(17,498)
Other operating income and expense	1,528	(9)	—		—				1,519

Operating profit	5,162	580	(4,995)		—		(376)		371
Finance income	87	14	—		—		—		101
Finance expense	(1,306)	(123)	—		(83)	4(v)	—		(1,512)
Share of after tax losses in associates and joint ventures	(27)	—	—		—		—		(27)

Profit/(loss) before tax	3,916	471	(4,995)		(83)		(376)		(1,067)
Taxation	(772)	70	1,011	3(vi), 3(vii)	14	4(v)	21	5(iii)	344

Profit/(loss) for the period	3,144	541	(3,984)		(69)		(355)		(723)

Profit/(loss) attributable to:
Owners of the Parent	3,196	541	(3,984)		(69)		(355)		(671)
Non-controlling interests	(52)	—	—		—		—		(52)

Profit/(loss) for the period	3,144	541	(3,984)		(69)		(355)		(723)

Basic earnings/(loss) per share	2.44								(0.43)
Diluted earnings/(loss) per share	2.44								(0.43)
Basic weighted-average shares (millions) (Note 6)	1,312		234	6					1,546
Diluted weighted-average shares (millions) (Note 6)	1,313		242	6					1,555

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

			Transaction accounting adjustments
	Historical AstraZeneca (IFRS)	Alexion (IFRS)(2)							Total pro forma combined
			PPA(3)		Financing(4)		Other(5)
	$m	$m	$m	Notes	$m	Notes	$m	Notes	$m
As at December 31, 2020
Non-current assets
Property, plant and equipment	8,251	1,080	627	3(iv)	—		—		9,958
Right-of-use assets	666	306	—		—		—		972
Goodwill	11,845	5,111	(408)	3(v)			98	5(ii)	16,646
Intangible assets	20,947	3,982	25,298	3(vi)	—		—		50,227
Investments in associates and joint ventures	39	42	—		—		—		81
Other investments	1,108	158	—		—		—		1,266
Derivative financial instruments	171	—	—		—		—		171
Other receivables	720	220	49	3(vii)	—		—		989
Deferred tax assets	3,438	2,199	(1,892)	3(viii)	—		—		3,745

	47,185	13,098	23,674		—		98		84,055

Current assets
Inventories	4,024	862	3,440	3(vii)	—		—		8,326
Trade and other receivables	7,022	1,887	—		(20)	4(i)	—		8,889
Other investments	160	35	—		—		—		195
Derivative financial instruments	142	26	—		—		—		168
Income tax receivable	364	45	—		—		—		409
Cash and cash equivalents	7,832	2,964	(13,283)	3(ii)	14,106		(355)	5(ii), 5(iii), 5(iv)	11,264

	19,544	5,819	(9,843)		14,086		(355)		29,251

Total assets	66,729	18,917	13,831		14,086		(257)		113,306

Current liabilities
Interest-bearing loans and borrowings	(2,194)	(142)	—		(12,350)	4(ii)			(14,686)
Lease liabilities	(192)	(34)	—		—		—		(226)
Trade and other payables	(15,785)	(1,151)	—		—		—		(16,936)
Derivative financial instruments	(33)	(126)	—		—		—		(159)
Provisions	(976)	(69)	—		—		—		(1,045)
Income tax payable	(1,127)	(194)	—		—		—		(1,321)

	(20,307)	(1,716)	—		(12,350)				(34,373)

Non-current liabilities
Interest-bearing loans and borrowings	(17,505)	(2,410)	—		(1,745)	4(iii)	—		(21,660)
Lease liabilities	(489)	(227)	—		—		—		(716)
Derivative financial instruments	(2)	(47)	—		—		—		(49)
Deferred tax liabilities	(2,918)	(1,601)	(3,118)	3(viii)	—		—		(7,637)
Retirement benefit obligations	(3,202)	(33)	—		—		—		(3,235)
Provisions	(584)	—	—		—		—		(584)
Other payables	(6,084)	(357)	(70)	3(ix)	—		—		(6,511)

	(30,784)	(4,675)	(3,188)		(1,745)		—		(40,392)

Total liabilities	(51,091)	(6,391)	(3,188)		(14,095)		—		(74,765)

Net assets	15,638	12,526	10,643		(9)		(257)		38,541

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	328	—	—		—		—		328
Share premium account	7,971	6,172	16,997		—		—		31,140
Capital redemption reserve	153	—	—		—		—		153
Merger reserve	448	—	—		—		—		448
Other reserves	1,423		—		—		—		1,423
Retained earnings	5,299	6,354	(6,354)		(9)	4(iv)	(257)	5(ii)	5,033

	15,622	12,526	10,643		(9)		(257)		38,525

Non-controlling interests	16	—	—		—		—		16

Total equity	15,638	12,526	10,643		(9)		(257)		38,541

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

        On December 12, 2020, Alexion, AstraZeneca, Bidco, Merger Sub I and Merger Sub II entered into a merger agreement that provides for the acquisition of Alexion by AstraZeneca. On the terms and subject to the conditions set forth in the merger agreement, (1) Merger Sub I will merge with and into Alexion with Alexion surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger, Alexion will merge with and into Merger Sub II with Merger Sub II surviving the second merger as a wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca.

        Upon the successful completion of the transaction, each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding (other than certain excluded shares as described in the merger agreement) will be converted into the right to receive (1) 2.1243 AstraZeneca ADSs and (2) $60 in cash, without interest.

        In connection with entry into the merger agreement, on December 12, 2020, AstraZeneca and certain of its subsidiaries entered into a bridge facility agreement with Morgan Stanley Bank International Limited, J.P. Morgan Securities plc and Goldman Sachs Bank USA, respectively, to finance up to $17.5 billion of the (i) cash consideration in connection with the transaction, (ii) repayment of certain existing indebtedness of Alexion or its subsidiaries and (iii) fees and expenses in connection with the foregoing. On December 24, 2020, the bridge facility was successfully syndicated to a number of large, well regarded international banks and $5 billion of the bridge facility was cancelled and refinanced with new credit facilities made available by the bridge commitment parties.

        AstraZeneca intends to refinance the remaining $12.5 billion available under the bridge facility through a combination of debt-capital market issuances and business cash flows.

        In connection with the transaction, Alexion equity awards will be treated as follows:

        Alexion Stock Options:    Each stock option, whether or not vested, shall be cancelled in consideration for the right to receive the merger consideration, with respect to each net option share subject to such Alexion Stock Option immediately prior to the closing of the transaction. The number of net option shares with respect to each Alexion Stock Option will be determined by dividing the spread, or "in-the-money" value of such option by the value of the merger consideration.

        Alexion Restricted Stock Units:    If an Alexion RSU Award is held by a non-employee director of Alexion, it will automatically become fully vested and cancelled and converted into the right to receive the merger consideration, with respect to each Alexion share subject to such Alexion RSU Award (or portion thereof) immediately prior to the closing of the transaction. Each other Alexion RSU Award will be assumed by AstraZeneca and will be converted into such number of equivalent AstraZeneca restricted stock unit awards as calculated under the merger agreement, based on the exchange ratio in the transaction (factoring in the cash consideration payable in the transaction).

        Alexion Performance Stock Units:    Each Alexion PSU Award will be assumed by AstraZeneca and will be converted into such number of AstraZeneca restricted stock unit awards as calculated under the merger agreement, based on the exchange ratio in the transaction (factoring in the cash consideration payable in the transaction). For these purposes, the applicable performance goals will be deemed to be achieved at the greater of the target level and the actual level of achievement at closing, subject to a limit of 175% of target for Alexion PSU Awards granted in 2019 and 150% of target for Alexion PSU awards granted in 2020. The converted restricted stock unit awards held by any continuing employee who remains employed through the first anniversary of the closing of the transaction that are otherwise scheduled to vest on or before the second anniversary of the closing of the transaction will be accelerated so that they vest on the first anniversary of closing of the transaction.

        The Pro Forma Financial Information set forth herein is based upon AstraZeneca's consolidated financial statements and Alexion's consolidated financial statements which are incorporated by reference in this proxy statement/prospectus. The Pro Forma Financial Information has been prepared to illustrate the effects of the transaction, including the financing structure established to fund the transaction, as if it had occurred on January 1, 2020 in respect of the Pro Forma condensed combined income statement (referred to in this section of this proxy statement/prospectus as the Pro Forma Income Statement), and as if it had occurred on December 31, 2020 in respect of the unaudited pro forma condensed combined statement of financial position (referred to in this section of this proxy statement/prospectus as the Pro Forma Balance Sheet). The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined company's financial position or results of operations that would have been realized had the transaction occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the transaction.

        The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, which requires that one of the two companies in the transaction be designated as the acquirer for accounting purposes based on the evidence available. AstraZeneca will be treated as the accounting acquirer, and accordingly, the Alexion assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The detailed valuation studies necessary to arrive at required estimates of fair values of the assets acquired and liabilities assumed from Alexion in the transaction have not been completed. The actual fair values will be determined upon the completion of the transaction and may vary materially from these preliminary estimates.

        AstraZeneca's consolidated financial statements were prepared in accordance with IFRS. Alexion's consolidated financial statements were prepared in accordance with U.S. GAAP. The Pro Forma Financial Information includes adjustments to convert the financial information of Alexion from U.S. GAAP to IFRS as well as reclassifications to conform Alexion's historical accounting presentation to AstraZeneca's accounting presentation.

        The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The estimated blended statutory rate and the effective tax rate of the combined company could be significantly different depending on the post-transaction activities and geographical mix of profit before taxes.

Note 2. Adjustments to Alexion's consolidated financial statements

        The tables below illustrate the impact of adjustments made to Alexion's consolidated financial statements in order to present them on a basis consistent with AstraZeneca's accounting policies under IFRS. The adjustments have been prepared as if Alexion had always applied IFRS. These adjustments reflect AstraZeneca's best estimates based upon the information currently available to AstraZeneca and could be subject to change once more detailed information is obtained.

Unaudited adjusted Alexion consolidated statement of operations for the year ended December 31, 2020

		Reclassifications and US GAAP to IFRS adjustments
Note 2 references	Alexion (US GAAP)	Reclassifications 1	Capitalised R&D 2	Leases 3	Financial instruments 4	Other 5	Deferred tax 6	Adjusted Alexion (IFRS)
	$m	$m	$m	$m	$m	$m	$m	$m
For the year ended December 31, 2020
Product sales	6,069	—	—	—	—	—	—	6,069
Other revenue	1	(1)	—	—	—	—	—	—

Total revenue	6,070	(1)	—	—	—	—	—	6,069
Cost of sales	(554)	(110)	—	—	—	—	—	(664)

Gross profit	5,516	(111)	—	—	—	—	—	5,405
Distribution costs	—	(36)	—	—	—	—	—	(36)
Research and development expense	(1,003)	93	(41)	—	—	—	—	(951)
Selling, general and administrative costs	(1,400)	(2,430)	—	5	—	(4)	—	(3,829)
Amortization of purchased intangible assets	(254)	254	—	—	—	—	—	—
Change in fair value of contingent consideration	(61)	61	—	—	—	—	—	—
Acquisition-related costs	(118)	118	—	—	—	—	—	—
Restructuring expenses	(10)	10	—	—	—	—	—	—
Impairment of intangible assets	(2,053)	2,053	—	—	—	—	—	—
Gain on sale of assets	15	(15)	—	—	—	—	—	—
Other operating income and expense	—	(9)	—	—	—	—	—	(9)

Operating profit	632	(12)	(41)	5	—	(4)	—	580

Investment income, net	45	(45)	—	—	—	—	—	—
Interest expense	(105)	105	—	—	—	—	—	—
Other income and (expense)	(3)	3	—	—	—	—	—	—
Finance income	—	66	—	—	(52)	—	—	14
Finance expense	—	(112)	—	(7)	(4)	—	—	(123)

Profit before tax	569	5	(41)	(2)	(56)	(4)	—	471
Taxation	34	(5)	9	1	13	3	15	70

Profit for the period	603	—	(32)	(1)	(43)	(1)	15	541

Unaudited adjusted Alexion consolidated balance sheet as at 31 December 2020

		Reclassifications and US GAAP to IFRS adjustments
Note 2 references	Alexion (US GAAP)	Reclassifications 1	Capitalised R&D 2	Leases 3	Financial instruments 4	Other 5	Deferred Tax 6	Adjusted Alexion (IFRS)
	$m	$m	$m	$m	$m	$m	$m	$m
As at December 31, 2020
Non-current assets
Property, plant and equipment, net	1,239	(159)	—	—	—	—	—	1,080
Right-of-use assets	223	106	—	(23)	—	—	—	306
Goodwill	5,100	—	—	—	—	11	—	5,111
Intangible assets, net	3,003	53	926	—	—	—	—	3,982
Other assets	506	(506)	—	—	—	—	—	—
Investments in associates and joint ventures	—	42	—	—	—	—	—	42
Other investments	—	158	—	—	—	—	—	158
Other receivables	—	220	—		—	—	—	220
Deferred tax assets	2,199	—	—	—	—	—	—	2,199

	12,270	(86)	926	(23)	—	11	—	13,098

Current assets
Marketable securities	35	(35)	—	—	—	—	—	—
Trade accounts receivable, net	1,409	(1,409)	—	—	—	—	—	—
Prepaid expenses and other current assets	649	(649)	—	—	—	—	—	—
Inventories	776	86	—	—	—	—	—	862
Trade and other receivables	—	1,987	3	—	—	—	(103)	1,887
Other investments	—	35	—	—	—	—	—	35
Derivative financial instruments	—	26	—	—	—	—	—	26
Income tax receivable	—	45	—	—	—	—	—	45
Cash and cash equivalents	2,964	—	—	—	—	—	—	2,964

	5,833	86	3	—	—	—	(103)	5,819

Total assets	18,103	—	929	(23)	—	11	(103)	18,917
Current liabilities
Accounts payable	(119)	119	—	—	—	—	—	—
Accrued expenses	(1,085)	1,085	—	—	—	—	—	—
Current portion of long term debt	(142)	142	—	—	—	—	—	—
Current portion of contingent consideration	(115)	115	—	—	—	—	—	—
Other current liabilities	(164)	164	—	—	—	—	—	—
Interest-bearing loans and borrowings	—	(142)	—	—	—	—	—	(142)
Lease liabilities	—	(34)	—	—	—	—	—	(34)
Trade and other payables	—	(1,154)	3	—	—	—	—	(1,151)

		Reclassifications and US GAAP to IFRS adjustments
Note 2 references	Alexion (US GAAP)	Reclassifications 1	Capitalised R&D 2	Leases 3	Financial instruments 4	Other 5	Deferred Tax 6	Adjusted Alexion (IFRS)
	$m	$m	$m	$m	$m	$m	$m	$m
Derivative financial instruments	—	(126)	—	—	—	—	—	(126)
Provisions	—	(69)	—	—	—	—	—	(69)
Income tax payable	—	(194)	—	—	—	—	—	(194)

	(1,625)	(94)	3	—	—	—	—	(1,716)

Non-current liabilities
Long term debt, less current portion	(2,420)	2,420	—	—	—	—	—	—
Continent consideration	(299)	299	—	—	—	—	—	—
Noncurrent operating lease liabilities	(177)	177	—	—	—	—	—	—
Other liabilities	(299)	299	—	—	—	—	—	—
Interest bearing loans and borrowings	—	(2,420)	—	—	10	—	—	(2,410)
Lease liabilities	—	(244)	—	17	—	—	—	(227)
Deferred tax liabilities	(1,632)	—	(126)	2	(2)	—	157	(1,601)
Derivative financial instruments	—	(47)	—	—	—	—	—	(47)
Retirement benefit obligations	—	(33)	—	—	—	—	—	(33)
Other payables	—	(357)	—	—	—	—	—	(357)

	(4,827)	94	(126)	19	8		157	(4,675)

Total liabilities	(6,452)	—	(123)	19	8	—	157	(6,391)
Net assets	11,651		806	(4)	8	11	54	12,526
Equity
Capital and reserves attributable to equity holders of the Company
Additional paid in capital	9,153	(9,153)	—	—	—	—	—	—
Treasury stock, at cost	(2,620)	2,620	—	—	—	—	—	—
Accumulated other comprehensive loss	(125)	125	—	—	—	—	—	—
Share premium account	—	6,172	—	—	—	—	—	6,172
Retained earnings	5,243	236	806	(4)	8	11	54	6,354

Total equity	11,651	—	806	(4)	8	11	54	12,526
1)
The classification of certain items presented by Alexion under U.S. GAAP has been modified in order to align with the presentation used by AstraZeneca under IFRS. All amounts are rounded to the nearest million which explains any immaterial difference which arises between the pre and post reclassified amounts.

        Modifications to Alexion's historical consolidated statement of operations presentation include:

  •
  Separate presentation of components of "research and development" ($1,003 million) in "research and development expense" ($898 million), "distribution costs" ($10 million) and "cost of sales" ($95 million);

  •
  Separate presentation of components of "selling, general and administrative" ($1,400 million) in "selling, general and administrative costs" ($1,368 million), "distribution costs" ($26 million), "cost of sales" ($1 million) and "taxation" ($5 million);

  •
  Presentation of "amortization of purchased intangible assets" ($254 million) in "selling, general and administrative costs" ($254 million);

  •
  Separate presentation of components of "change in fair value of contingent consideration" ($61 million) in "selling, general and administrative costs" ($40 million) and "finance expense" ($21 million);

  •
  Presentation of "acquisition-related costs" ($118 million) in "selling, general and administrative costs" ($118 million);

  •
  Separate presentation of components of "restructuring expenses" ($10 million) in "research and development expense" ($1 million) and "selling, general and administrative costs" ($9 million);

  •
  Separate presentation of components of "impairment of intangible assets" ($2,053 million) in "selling, general and administrative costs" ($2,042 million) and "research and development expense" ($11 million);

  •
  Presentation of "gain on sale of asset" ($15 million) in "other operating income and expense" ($15 million);

  •
  Presentation of "investment income, net" ($45 million) in "finance income" ($66 million) and "other operating income and expense" ($(21) million);

  •
  Separate presentation of components of "other income and (expense)" ($(3) million) in "finance expense" ($14 million), "other operating income and expense" ($(3) million) and "cost of sales" ($(14) million); and

  •
  Presentation of "interest expense" ($105 million) in "finance expense" ($105 million).

        Modifications to Alexion's historical consolidated balance sheet presentation include:

  •
  Presentation of "marketable securities" ($35 million) in "other investments" (current) ($35 million);

  •
  Separate presentation of components of "property, plant and equipment" ($1,239 million) within "right-of-use assets" ($106 million), "intangible assets" ($53 million) and "property, plant and equipment" ($1,080 million);

  •
  Separate presentation of components of "other assets" (non-current) ($506 million) within "other investments" (non-current) ($158 million), "inventories" ($86 million), "other receivables" ($220 million) and "investments in associates and joint ventures" ($42 million);

  •
  Presentation of "trade and other receivables, net" ($1,409 million) in "trade and other receivables" ($1,409 million);

  •
  Separate presentation of components of "prepaid expenses and other current assets" ($649 million) within "income tax receivable" ($45 million), "derivative financial instruments" (current) ($26 million) and "trade and other receivables" ($578 million);

  •
  Presentation of "current portion of long-term debt" ($142 million) within "interest-bearing loans and borrowings" (current) ($142 million);

  •
  Presentation of "current portion of contingent consideration" ($115 million) in "trade and other payables" ($115 million);

  •
  Separate presentation of components of "accrued expenses" ($1,085 million) in "provisions" (current) ($69 million), "income tax payable" ($100 million) and "trade and other payables" ($916 million);

  •
  Presentation of "accounts payable" ($119 million) in "trade and other payables" ($119 million);

  •
  Separate presentation of components of "other current liabilities" ($164 million) within "lease liabilities" (current) ($34 million), "derivative financial instruments" (current) ($126 million) and "trade and other payables" ($4 million);

  •
  Separate presentation of components of "contingent consideration" (non-current) ($299 million) in "other payables" ($299 million);

  •
  Presentation of "noncurrent operating lease liabilities" ($177 million) in "lease liabilities" (non-current) ($177 million);

  •
  Presentation of "long-term debt, less current portion" ($2,420 million) within "interest-bearing loans and borrowings" (non-current) ($2,420 million);

  •
  Separate presentation of non-current "other liabilities" ($299 million) within "lease liabilities" (non-current) ($67 million), "derivative finance instruments" (non-current) ($47 million), "retirement benefit obligations" ($33 million), "income tax payable" ($94 million) and "other payables" ($58 million);

  •
  Separate presentation of "additional paid-in capital" ($9,153 million) within "share premium account" ($6,172 million) and "retained earnings" ($2,981 million);

  •
  Presentation of "treasury stock" ($2,620 million) within "retained earnings" ($2,620 million); and

  •
  Presentation of "accumulated other comprehensive loss" ($125 million) in "retained earnings" ($125 million).

2)
Capitalized R&D

        Under U.S. GAAP, costs incurred to acquire intellectual property (e.g. patents, licenses and development and commercial rights to product candidates) and IPR&D assets were charged to the statement of operations by Alexion. Under IFRS, such costs would be capitalized as intangible assets, or recorded as prepaid R&D. Milestones payable would only be accrued once the relevant performance condition has been satisfied. Intangible assets in development are not amortized but tested for impairment annually. As a result, additional intangible assets of $926 million, prepaid R&D of $3 million and reversal of accrued milestones of $3 million have been recorded in the balance sheet at December 31, 2020, along with the related impact to deferred tax liabilities of $126 million. In the statement of operations there is a $41 million charge to Research and Development expense and an income tax benefit of $9 million.

3)
Leases

        Under U.S. GAAP, Right of use ("ROU") assets under operating leases are amortized to a schedule based on the difference between the operating lease expense and the interest accretion amount and Alexion presents the combined operating lease expense (inclusive of the interest accretion portion) within selling, general and administrative costs. Further, Alexion did not separate the lease and non-lease components upon transition to ASC 842 with the exception of Contract Manufacturing Organization contracts. Under IFRS, a straight line basis is used, amortizing over the shorter of the term of the lease or useful economic life of the underlying asset and AstraZeneca would present the interest accretion portion for all leases within finance expense. AstraZeneca would separate all lease and non-lease components upon transition to IFRS 16.

        As a result, ROU assets of $23 million and lease liabilities of $17 million have been derecognized in the balance sheet at December 31, 2020, along with the related impact to deferred tax liabilities of $2 million. The statement of operations reflects a $5 million reduction in selling, general and administrative costs, $7 million increase to finance costs and a related tax benefit of $1 million.

4)
Financial Instruments

        Under U.S. GAAP, when there is a debt modification event, no gain/loss is recognized. Rather a new effective interest rate is established based on the carrying value of the debt and the revised cash flows. Under IFRS, a gain/loss is recognized immediately.

        Under U.S. GAAP, investments in equity securities are measured at fair value through profit and loss while under IFRS, AstraZeneca would measure them at fair value through other comprehensive income. There is no measurement difference on the balance sheet carrying value. As a result, in relation to Alexion's debt modification in 2018, the carrying value has been reduced by $10 million, with an associated deferred tax adjustment of $2 million, and an additional finance expense of $4 million has been recognized, with a related tax benefit of $1 million. In relation to the investment in equity securities, net gains of $52 million, less the related tax impact of $12 million, have been reclassified to other comprehensive income.

5)
Other

        Under U.S. GAAP, Alexion elected to apply the straight line approach for graded vesting when measuring share based payment replacement awards. Under IFRS, AstraZeneca would use the graded vesting method, resulting in a higher proportion of cost being allocated to the earlier years. For replacement awards in a business combination, would result in more goodwill and less acquisition related costs. As a result, $15 million of additional selling, general and administrative costs along with the related tax adjustment of $3 million are included in the statement of operations and an $11 million increase in goodwill has been recorded in the balance sheet at December 31, 2020, with an equal reduction in acquisition related costs in the statement of operations which is presented within selling, general and administrative costs.

6)
Deferred tax

        Under U.S. GAAP, Alexion deferred the current tax on the intercompany transfer of inventory which was booked at the seller's rate, with no deferred tax impact being booked. Under IFRS, the current tax impact is recorded in the statement of operations (also at the seller's rate) with a corresponding deferred tax asset recorded at the buyer's rate.

        As a result of the recognition of the deferred tax asset, net U.S. deferred tax liabilities have reduced by $147 million. Trade and other receivables have also reduced by $103 million due to reversal of the deferred current tax charge. The net impact of these two amounts results in a credit to retained earnings of $39 million and a credit to the statement of operations of $5 million.

        Under U.S. GAAP, Alexion measured deferred tax on stock based compensation based on the related statement of operations expense as it accrued. Under IFRS, AstraZeneca would measure the deferred tax asset based on the estimated future tax deduction by reference to the share price at the balance sheet date. Where this estimate exceeds the associated cumulative statement of operations expense, the excess is recognized directly in equity. As a result of the recognition of the additional deferred tax asset under IFRS, net U.S. deferred tax liabilities have reduced by $10 million.

Note 3. Preliminary purchase consideration and allocation

        The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. Under this method, the Alexion assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with IFRS, AstraZeneca measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The final fair values will be determined upon the completion of the transaction and may vary materially from these estimates.

        The estimated purchase consideration is calculated as follows (all amounts in $ millions except share amounts):

Alexion shares outstanding as of April 7, 2021	220,921,349
Net share options	468,471
Total shares outstanding	221,389,820
Exchange ratio	2.1243
Total AstraZeneca ADSs to be issued to Alexion shareholders	470,298,395
AstraZeneca ADS share price as of April 7, 2021	48.42

Equity consideration	22,772
Consideration related to RSUs/PSUs vesting before December 31, 2020	397	(iii)

Total equity consideration	23,169	(i)
Cash consideration	13,283	(ii)

Total purchase consideration	36,452

(i)
The total share consideration for each share of Alexion common stock was estimated using the closing price of AstraZeneca ADSs on the Nasdaq as of April 7, 2021, and the number of shares outstanding as of April 7, 2021, which was the last practicable date prior to the issuance of this Pro Forma Financial Information. The proportion of the Alexion RSUs and PSUs vesting prior to the financial year ending December 31, 2020, were also included within the total share consideration. The actual purchase consideration will be determined upon the completion of the transaction. A hypothetical 5% change in the price of AstraZeneca ADSs, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of $1.1 billion.

(ii)
The total cash consideration was estimated using the shares of Alexion common stock outstanding as of April 7, 2021, and the $60 due to Alexion shareholders for each share of Alexion common stock.

(iii)
The portion of the fair value of Alexion's equity awards attributable to pre-combination service that will be assumed by AstraZeneca upon completion of the transaction amounts to $397 million and the incremental stock-based compensation expense resulting from the step up to fair value of Alexion's share-based compensation instruments which will be replaced with AstraZeneca instruments upon consummation of the transaction is $64 million (see note 5(iv)).

        The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities is as follows:

(in $ millions)
Estimated fair values of assets acquired and liabilities assumed
Property, plant and equipment	1,707	(iv)
Goodwill	4,703	(v)
Intangible assets	29,280	(vi)
Inventory	4,302	(vii)
Cash and cash equivalents	2,964
Interest bearing loans and borrowings	(2,552)
Net deferred tax assets/liabilities	(4,412)	(viii)
Contingent liabilities	(70)	(ix)
Other assets/liabilities	530

Total allocation	36,452

  Except as discussed below, the carrying value of Alexion's assets and liabilities are considered to approximate their fair values.

(iv)
The estimated fair value of property, plant and equipment ("PPE") is $1,707 million (including the $539 million process performance qualification ("PPQ") adjustment in note (vii) below), which represents an uplift of $627 million. The PPE was valued based on a Cost Approach, specifically the Replacement Cost New ("RCN") method using an indirect cost approach. The RCN of the assets has been calculated by indexing the historical cost as listed in the fixed asset register as at December 31, 2020, while adjusting for depreciation. The fair value uplift is split by $539 million in relation to PPQ, $59 million related to assets in use and $29 million related to assets under construction. However, the fair valuation was based on certain assumptions and limited information and therefore the final amounts may differ materially from these estimates.

(v)
The goodwill balance arising from the merger is estimated to be $4,703 million, which represents a net adjustment of $(408) million. The goodwill has been calculated as the excess of the purchase consideration of $36,452 million over the fair value of the net assets acquired of $31,749 million.

(vi)
The fair value of Alexion's intangible assets is estimated to be $29,280 million, or a net increase of $25,298 million compared to a carrying value of $3,982 million. The primary intangible assets include product rights and IPR&D, for which the fair value estimates of identifiable intangible assets have been determined using the income approach. Software of $53 million is held at book value. The assumptions used by AstraZeneca to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from public information and information provided by AstraZeneca and Alexion. However, a detailed analysis has not been completed and actual results may differ materially from these estimates.

  The fair value and weighted average useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted-average estimated useful life	Annual amortization
	(in $ millions)	(in years)	(in $ millions)
Product rights	27,409	12	2,262
Software	53	5	11
IPR&D	1,818	Not amortized	—

Total acquired identifiable intangible assets	29,280		2,273

Less: Alexion's historical net book value of intangible assets	3,982

Adjustment to intangible assets, net	25,298

  Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortization expense of $2,019 million has been included in the Pro Forma Income Statement, being the annual amortization charge above less $254 million amortization of purchased intangible assets expensed in the year ended December 31, 2020. The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $324 million. This adjustment will recur for the life of the underlying assets.

(vii)
The fair value of Alexion's inventory, which includes raw materials, work in progress and finished goods, is estimated to be $4,302 million, which represents an uplift of $3,440 million on the book value of $862 million. The fair value adjustment relates only to work in progress and finished goods. In addition, PPQ inventory (which comprises inventory produced during the validation process) carried at a book value of $150 million is included within "PPE" and "other receivables." The fair value of this inventory was estimated to be $738 million, being an uplift on book value of $588 million allocated as $539 million to 'PPE' and $49 million to "other receivables." The inventory was valued at estimated selling price less the estimated costs to be incurred to complete (in the case of work in progress) and sell the inventory, the associated margins on these activities and holding costs. However, the fair valuation was based on certain assumptions and limited information and therefore the final amounts may differ materially from these estimates. The step up in the fair value of inventory is expected to increase cost of goods sold in a twelve month period by $2,976 million as the inventory is sold. The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $687 million.

(viii)
The estimated fair value of the net deferred tax liability is $4,412 million, which represents an adjustment of $5,010 million. This adjustment comprises of $4,066 million in relation to the fair value uplift on intangible assets, $929 million in relation to the fair value uplift on inventory and $20 million in relation to the fair value uplift on PPE, offset by a $5 million deferred tax asset in relation to the fair value uplift on contingent liabilities. The estimated net deferred tax liability is based on assumptions and limited information and therefore the final amounts may differ materially from these estimates.

(ix)
The estimated fair value of contingent liabilities is $70 million, relating to various claims and disputes in each case where there is a possible, but not probable, future financial exposure. The estimated fair value is based on preliminary assumptions and limited information and therefore the final amounts may differ materially from these estimates. This amount has been added to other payables.

Note 4. Financing

        A $17.5 billion credit facility has been entered into by members of the AstraZeneca Group with a syndicate of banks to provide financing certainty for the transaction. The credit facility consists of four credit facilities:

  (1)
  a $12.5 billion bridge facility, which we refer to as the "Bridge Facility," which terminates on the date falling 12 months after the earlier of (i) the date of closing of the transaction and (ii) December 12, 2021, with up to two six-month extensions available at the discretion of AstraZeneca;

  (2)
  a $2.0 billion term loan, which we refer to as "Facility A," which terminates on the date falling two years after the earlier of (i) the date of closing of the transaction and (ii) December 24, 2021;

  (3)
  a $2.0 billion term loan, which we refer to as "Facility B," which terminates on the date falling three years after the earlier of (i) the date of closing of the transaction and (ii) December 24, 2021; and

  (4)
  a $1.0 billion revolving facility, which we refer to as the "Revolving Facility," which terminates on the date falling 12 months after the earlier of (i) the date of closing of the transaction and (ii) December 24, 2021, subject to AstraZeneca's right (at its option) to extend the term of the Revolving Facility for an additional period of 364 days.

        Together, Facility A, Facility B and the Revolving Facility are referred to as the Take-Out Facilities..

        The proceeds of the Bridge Facility, Facility A and Facility B are to be used to finance or refinance the amounts payable under the merger agreement, any financial indebtedness of Alexion or its subsidiaries (in connection with the planned transaction, Alexion evaluated the terms of its credit agreement and determined that the agreement could require acceleration of payments upon a change of control) and any other fees, commissions, costs and expenses in relation to the transaction. Facility A and Facility B may also be used to finance or refinance amounts payable under the Bridge Facility.

        The proceeds of the Revolving Facility are to be used towards the general corporate purposes of AstraZeneca. It has assumed this new revolving credit facility will not be drawn on with respect to the transaction and accordingly this facility has been excluded from the debt financing adjustments below.

        AstraZeneca expects to replace some or all of the Bridge Facility prior to the completion of the transaction with longer term financing. There can be no assurance that the permanent financing will be obtained prior to the completion of the transaction and the terms of expected permanent financing are uncertain at this time.

        Current and non-current interest bearing loans and borrowings have been adjusted as follows based on the sources of funding described above:

	Financing adjustments $m
Proceeds from the Bridge Facility	12,500
Proceeds from Facility A	2,000
Proceeds from Facility B	2,000

Total sources of funding	16,500
Debt issuance costs	(30	)(i)

Total sources of funding, net of debt issuance costs	16,470
Repayment of outstanding Alexion term loan facility	(2,384)
Elimination of historical Alexion unamortized debt issuance costs	9	(iv)

Net change in debt	14,095

Presented as:
Current portion of debt adjustment	12,350	(ii)
Non-current portion of debt adjustment	1,745	(iii)

(i)
In relation to the Bridge Facility, Facility A and Facility B, total debt issuance costs amount to $23 million, $3 million and $4 million, respectively of which $20 million were paid on signing the facilities. These were included within Trade and other receivables in the balance sheet at December 31, 2020 and will be capitalized within debt on closing.

(ii)
The current portion of the debt adjustment is comprised of the proceeds from the Bridge Facility, net of debt issuance costs, and the current portion of the Alexion debt which was $127 million at December 31, 2020.

(iii)
The non-current portion of the debt adjustment is comprised of the proceeds of Facility A and Facility B, net of debt issuance costs, and the non-current portion of the Alexion debt which was $2,248 million at December 31, 2020.

(iv)
Alexion's current and non-current unamortized debt issuance costs at December 31, 2020 were $4 million and $5 million respectively.

        The Transaction Facilities have a floating rate of interest which is initially based on an interest rate calculated as the aggregate of the applicable margin and LIBOR. As a result of LIBOR being discontinued as of December 31, 2021, the Transaction Facilities each include a rate switch mechanic such that after a rate switch date (to be determined), interest will no longer be calculated with reference to LIBOR and will instead be calculated as the aggregate of the applicable margin, SOFR and credit adjustment spread. The rate switch date will be the earlier of a date selected by AstraZeneca and the occurrence of one of certain external events, including LIBOR rates ceasing to be published or ceasing to be representative of the underlying market or economic reality.

        For the Bridge Facility, the initial margin is 0.30% per annum which increases 0.10% every three months until December 12, 2021, after which it increases 0.15% every three months until December 12, 2022 and 0.10% every three months thereafter.

        For the Take-Out Facilities, the initial margins are, per annum, 0.55% for Facility A and 0.65% for Facility B. The margin rates thereafter will vary depending on the AstraZeneca's S&P/Moody's long-term credit ratings.

	Year ended 31 December 2020
(in £ millions)	Average principal	Interest rate	Interest expense
Bridge Facility	12,500	0.64	80
Facility A	2,000	0.74	15
Facility B	2,000	0.84	17
Elimination of interest on Alexion's term loan facility			(49)
Debt issuance cost amortization:
Bridge Facility			23
Facility A			1
Facility B			1
Elimination of debt issuance cost amortization on Alexion's term loan facility			(5)

Total interest expense adjustment			83 (v)

(v)
As of April 7, 2021, AstraZeneca's credit rating was A3 and BBB+ with Standard & Poor's Ratings Services and Moody's Investors Service, respectively. For the purpose of the interest expense calculation, AstraZeneca has assumed an interest rate based on the opening margin within the applicable margin matrix for each facility for an average credit rating of A3 /BBB+ with increases at each period specified in the facility agreement. AstraZeneca has also considered the variability of the applicable margin based on AstraZeneca's credit rating in accordance with each applicable margin matrix, which each include a maximum rating of "A+/A1 or above" to a minimum rating of "BBB-/Baa3 or below." A change in the credit rating to BBB-/Baa3 or lower (or no rating) from A3 / BBB+ would increase the interest expense for the Pro Forma Income Statement by approximately $10 million. A change in the credit rating of AstraZeneca to A+ / A1 or above from A3 / BBB+ would decrease the interest expense for the Pro Forma Income Statement by approximately $6 million.

        For the purposes of calculating the above interest expense, a three-month U.S. dollar LIBOR rate of 0.19363% as of April 7, 2021, has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total interest expense for the Pro Forma Income Statement by approximately $20 million.

        In addition to incremental interest charges, AstraZeneca has also recorded a pro forma adjustment for debt issuance cost amortization for each facility, which will be deferred and amortized over the duration of the borrowings.

        The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $14 million.

Note 5. Other transaction accounting adjustments

  (i)
  It has been estimated that total transaction and related costs of $248 million will be incurred collectively by AstraZeneca and Alexion in connection with the transaction, which include advisory, legal, valuation and other professional fees. AstraZeneca and Alexion incurred $24 million and $2 million of transaction and related costs, respectively, in the year ended December 31, 2020. As a result, an adjustment of $222 million has been presented in the Unaudited Pro Forma Income Statement within selling, general and administrative expenses.

    These one-off costs will not have a continuing impact on the results of the combined company.

  (ii)
  Total estimated transaction and related costs in conjunction with the transaction of $248 million are attributable as follows: AstraZeneca $148 million and Alexion $100 million. As at December 31, 2020, AstraZeneca had charged $24 million and therefore an adjustment of $124 million has been presented in the Pro Forma Balance Sheet as a reduction to cash and cash equivalents and a corresponding reduction to retained earnings to represent the estimated future charge. Alexion had charged $2 million and therefore an adjustment of $98 million has been presented in the Pro Forma Balance Sheet as a reduction to cash and cash equivalents and a corresponding increase to goodwill as these transaction costs will reduce Alexion's retained earnings prior to the consummation of the transaction.

  (iii)
  Alexion and AstraZeneca have negotiated the terms of a retention/transaction bonus plan whereby up to $50 million may be used for retention bonus awards to employees at the level of VP or below and up to $40 million may be used for transaction bonus awards to employees. These bonuses will vest and be payable 6 months after the consummation of the transaction, or earlier upon certain termination of employment or if agreed by the parties. An adjustment of $90 million is reflected in selling, general and administrative costs in the income statement with a corresponding tax impact of $21 million. These one-off costs will not have a continuing impact on the results of the combined company. The cost of $69 million has been shown as a reduction to cash and cash equivalents in the Pro Forma Balance Sheet.

  (iv)
  Upon closing of the transaction, each Alexion stock option that is outstanding and unexercised will be cancelled in consideration for the right to receive a quotient of merger consideration without interest and less withholding taxes. This quotient is based on (a) the excess, if any, of the value of the merger consideration over the exercise price per share of Alexion common stock subject to such an Alexion Stock Option, multiplied by (b) the number of shares of Alexion common stock subject to such an Alexion Stock Option immediately prior to completion, divided by (c) merger consideration.

    Upon closing of the transaction, each Alexion RSU held by non-employee directors shall be cancelled in consideration for the right to receive merger consideration in respect of each share of Alexion common stock subject to an Alexion RSU award without interest and less withholding taxes subject this not resulting in a penalty of Section 409A of the Code in which this shall be treated as an RSU award held by an employee.

    Upon closing of the transaction, each Alexion RSU Award held by employees shall be converted into an AstraZeneca RSU that settles in a number of AstraZeneca ADSs equal to the number of shares of Alexion common stock underlying the Alexion RSU award multiplied by the share exchange ratio, rounded up to the nearest whole number of shares. Each award shall continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion RSU award immediately prior to completion (including any terms and conditions related to accelerated vesting on a termination of the holders employment in connection with or following the merger).

    Upon closing of the transaction, each Alexion Performance-Based RSU ("Company PSU") Award held by employees that vests upon the achievement of performance goals shall be converted into an AstraZeneca RSU that settles in a number of AstraZeneca ADSs equal to the number of Alexion common stock underlying the Alexion PSU award (deemed by the applicable performance goals to be achieved at the greater of the target level and the level of achievement immediately prior to completion subject to a limit of 175% for the target Alexion PSU awards granted in 2019 and a limit of 150% for the target Alexion PSU awards granted in 2020) multiplied by the share exchange ratio, rounded up to the nearest whole number of shares. Each award shall continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion PSU award (other than performance-based vesting conditions) immediately prior to completion (including any terms and conditions related to accelerated vesting on a termination of the holder's employment in connection with or following the consummation of the transaction).

    The portion of the awards that has been included as part of the consideration has been determined by multiplying the fair value of the award as at December 31, 2020, by the portion of the requisite service period that elapsed prior to the proposed acquisition divided by the total service period.

    The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of $64 million in the Unaudited Pro Forma Income Statement (employee benefit costs of $3 million, $17 million and $44 million charged to costs of sales, research and development expense and selling, general and administrative costs, respectively) for the year ended December 31, 2020 and a corresponding reduction in cash and cash equivalents. This adjustment will not have a continuing impact on the combined company once the post-combination service period has elapsed.

Note 6. Earnings per share

        The weighted average number of AstraZeneca ordinary shares used in computing basic earnings per share has been calculated using the weighted average number of AstraZeneca ordinary shares issued and outstanding during the period and the number of shares of Alexion common stock issued and outstanding as at the period end, giving effect to the exchange ratio established in the Merger Agreement. For the year ended December 31, 2020, the AstraZeneca pro forma basic earnings per share was calculated using 1,546 million weighted average shares, which reflects the 1,312 million weighted average of AstraZeneca ordinary shares issued and outstanding for the period and the 220 million weighted average of Alexion common stock outstanding for the period, converted to 234 million shares per the Merger Agreement.

        The 1,555 million weighted average number of AstraZeneca ordinary shares used in computing diluted earnings per share has been calculated using the 1,546 million basic average number of AstraZeneca ordinary shares as per the paragraph above, adjusted for the dilutive impact of 1 million relevant to AstraZeneca, and 5 million relevant to Alexion RSUs converted to 8 million shares per the exchange ratio set out in the Merger Agreement.

BENEFICIAL OWNERSHIP OF SECURITIES

Security Ownership of Certain Beneficial Owners and Management of Alexion

        To Alexion's knowledge, the following table sets forth certain information regarding the beneficial ownership of Alexion common stock as of April 7, 2021 (except as noted in the footnotes below) with respect to: (1) each person known by Alexion to beneficially own more than 5% of the shares of Alexion common stock issued and outstanding, (2) each member of the Alexion board of directors, (3) each named executive officer of Alexion, and (4) all current directors and executive officers as a group. Alexion has determined beneficial ownership in accordance with the rules of the SEC.

Name and Address of Beneficial Owner(1)	Number of Shares of Alexion Common Stock Beneficially Owned(2)	Percent of Outstanding Shares of Common Stock
The Vanguard Group(3) 100 Vanguard Blvd., Malvern, PA 19355	19,406,768	8.83
Blackrock, Inc.(4) 55 East 52nd Street, New York, NY 10055	18,168,276	8.26
Ludwig Hantson(5)(14)	252,418	*
Brian Goff(6)(14)	68,904	*
John Orloff(14)	42,642	*
Aradhana Sarin(14)	23,917	*
Ellen Chiniara(14)	29,557	*
Anne-Marie Law(14)	28,741	*
David Brennan(7)	22,577	*
Christopher Coughlin(8)	45,563
Deborah Dunsire(9)	12,134	*
Paul Friedman	10,345	*
John Mollen(10)	18,655	*
Francois Nader(11)	11,286	*
Judith Reinsdorf(12)	11,515	*
Andreas Rummelt(13)	39,698	*
All directors and executive officers as a group (15 persons)(15)	647,958	*

*
Less than 1%

(1)
Unless otherwise indicated, the address of all persons is 121 Seaport Boulevard, Boston, MA 02210.

(2)
To Alexion's knowledge, except as set forth below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes in this table.

(3)
These figures are based upon information set forth in Schedule 13G/A filed with the SEC on February 10, 2021. Vanguard Group Inc. has sole voting power with respect to 0 of the shares listed and sole dispositive power over 18,456,125 of the shares listed.

(4)
These figures are based upon information set forth in Schedule 13G/A filed with the SEC on February 5, 2021. BlackRock, Inc. has sole voting power with respect to 16,312,183 of the shares listed and sole dispositive power over all of the shares.

(5)
Includes 56,762 shares of common stock which may be acquired by Dr. Hantson upon the exercise of stock options that are exercisable within 60 days of April 7, 2021.

(6)
Includes 20,391 shares of common stock which may be acquired by Mr. Goff upon the exercise of stock options that are exercisable within 60 days of April 7, 2021.

(7)
Includes 4,075 shares of common stock which will be acquired by Mr. Brennan upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021 and 7,343 shares of common stock which may be acquired by Mr. Brennan upon the exercise of stock options that are exercisable within 60 days of April 7, 2021.

(8)
Includes 3,790 shares of common stock which will be acquired by Mr. Coughlin upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021 and 7,343 shares of common stock which may be acquired by Mr. Coughlin upon the exercise of stock options that are exercisable within 60 days of April 7, 2021.

(9)
Includes 3,703 shares of common stock which will be acquired by Dr. Dunsire upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021.

(10)
Includes 3,468 shares of common stock which will be acquired by Mr. Mollen upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021 and 7,422 shares of common stock which may be acquired by Mr. Mollen upon the exercise of options that are exercisable within 60 days.

(11)
Includes 3,703 shares of common stock which will be acquired by Dr. Nader upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021.

(12)
Includes 3,616 shares of common stock which will be acquired by Ms. Reinsdorf upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021.

(13)
Includes 3,468 shares of common stock which will be acquired by Dr. Rummelt upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021 and 14,084 shares of common stock which may be acquired by Dr. Rummelt upon the exercise of options that are exercisable within 60 days of April 7, 2021.

(14)
Named executive officer under Item 402 of Regulation S-K.

(15)
Includes 113,345 shares of common stock which may be acquired by all directors and executive officers as a group upon the exercise of options that are exercisable within 60 days of April 7, 2021 and 29,291 shares of common stock which will be acquired upon the vesting of restricted stock units that will vest within 60 days of April 7, 2021.

Security Ownership of Certain Beneficial Owners and Management of AstraZeneca

        The table below shows the AstraZeneca ordinary shares beneficially owned as of April 7, 2021, by (i) each person known by AstraZeneca to beneficially own more than 5% of the AstraZeneca ordinary shares issued and outstanding, (ii) each director (who was serving as a director as of that date) and nominee for director and (iii) all current directors and officers as a group. The percentage of AstraZeneca ordinary shares beneficially owned is based on 1,312,748,507 AstraZeneca ordinary shares outstanding as of April 7, 2021. Furthermore, unless otherwise noted, the mailing address of each director named in the table is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge CB2 0AA England.

Name of Beneficial Owner	Number of AstraZeneca Ordinary Shares Beneficially Owned(1)	Percent of Class
BlackRock, Inc.	100,885,181	7.69%
Executive Directors
Pascal Soriot	536,721	*
Marc Dunoyer(2)	347,842	*
Non-Executive Directors
Leif Johansson	39,009	*
Euan Ashley	1,150	*
Geneviève Berger	2,090	*
Philip Broadley	7,045	*
Graham Chipchase	3,000	*
Michel Demaré	2,000	*
Deborah DiSanzo	1,000	*
Diana Layfield	1,400	*
Sheri McCoy	1,736	*
Tony Mok	1,000	*
Nazneen Rahman	1,017	*
Marcus Wallenberg	60,028	*
All directors and executive officers as a group	557,609	*

*
Less than 1%

(1)
For the Executive Directors, amounts include shares in holding periods which are not subject to performance measures or continued employment.

(2)
Marc Dunoyer acquired 10,000 Alexion shares in May 2019 and a further 10,000 Alexion shares in August 2019 and, as such, will be entitled to US$1,200,000 in cash and 21,243 AstraZeneca ordinary shares upon consummation of the transaction in consideration for his Alexion shares. This will constitute a "related party transaction" for the purposes of IFRS and the FCA Listing Rules and will be declared in AstraZeneca's Annual Report and Accounts for the year ending December 31, 2021.

COMPARISON OF RIGHTS OF ASTRAZENECA SHAREHOLDERS AND ALEXION STOCKHOLDERS

        AstraZeneca is organized under the laws of England and Wales, subject to the provisions of the UK Companies Act 2006. Alexion is incorporated in the State of Delaware and the rights of Alexion stockholders are governed by the Delaware General Corporation Law, which we refer to as the "DGCL," and the Alexion certificate of incorporation and bylaws. Upon completion of the transaction, each share of Alexion common stock issued and outstanding immediately prior to the first effective time will be converted into the right to receive the merger consideration. As a result, Alexion stockholders will become AstraZeneca ADS holders or AstraZeneca shareholders and their rights will be governed principally by the laws of England and Wales and the AstraZeneca articles of association, which differ from Delaware law and the Alexion certificate of incorporation and Alexion bylaws.

        Set forth below are the material differences between the rights of a holder of AstraZeneca ordinary shares under the AstraZeneca articles of association and the UK Companies Act 2006, on the one hand, and the rights of a holder of Alexion common stock under the Alexion certificate of incorporation, the Alexion bylaws and the DGCL, on the other hand.

        The following summary does not reflect any rules of Nasdaq that may apply to AstraZeneca or Alexion in connection with the matters discussed, nor certain agreements unless expressly stated, that may expressly apply to these matters. You should read carefully relevant portions of the DGCL, the UK Companies Act 2006, the FCA Listing Rules, the UK Corporate Governance Code and the constituent documents of each of AstraZeneca and Alexion.

        For more information, see the section entitled "Where You Can Find Additional Information." References to a "holder" in the following summary are to the registered holder of the applicable shares.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Authorized Capital

As at April 7, 2021, the allotted and fully paid share capital was 1,312,748,507 ordinary shares, each with a nominal value of $0.25 and 50,000 redeemable preference shares each with a nominal value of £1. Of this number, no ordinary shares were registered as treasury shares.

All AstraZeneca ordinary shares have equal voting rights and no right to a fixed income.

All AstraZeneca redeemable preference shares have no voting rights (except in relation to resolutions in respect of such class of shares) and only have the right to receive an amount equal to the aggregate of the capital paid up on each redeemable preference share upon a return of capital. Otherwise, AstraZeneca redeemable preference shares give holders no rights to participate in the profits or assets of AstraZeneca. For the purposes of this Comparison of Shareholder Rights, the holders of redeemable preference shares shall be disregarded and all references to AstraZeneca shareholders are to holders of AstraZeneca ordinary shares.

AstraZeneca has no authorized share capital limit under its articles of association.

The aggregate number of shares of stock that Alexion has the authority to issue is 295,000,000 shares, consisting of 290,000,000 shares of common stock, par value $0.0001 per share and 5,000,000 shares of preferred stock, par value $0.0001 per share. To date, the Alexion board of directors has designated 120,000 of the 5,000,0000 authorized shares of preferred stock as junior participating cumulative preferred stock.

As of March 30, 2021, the record date for the Alexion special meeting, Alexion had 220,912,612 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

The Alexion certificate of incorporation authorizes its board of directors, without shareholder approval, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof. The Alexion board of directors can, without stockholder approval, issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of common stock.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
AstraZeneca shareholder approval by ordinary resolution is required to:

•

consolidate and divide all or any of its share capital into shares of larger nominal amount than its existing shares; and

•

sub-divide its shares, or any of them, into shares of smaller nominal amount than its existing shares.

Under English law, an ordinary resolution means a resolution that is passed by a simple majority of shareholders or holders of a simple majority of the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting.

The liability of the shareholders is limited to the amount, if any, unpaid on the shares held by them. All AstraZeneca ordinary shares are, and all AstraZeneca ordinary shares that will be issued in connection with the transaction will be, fully paid. Accordingly, no further contribution of capital may be required by AstraZeneca from the holders of AstraZeneca ordinary shares.

AstraZeneca ordinary shares are currently listed on the premium listing segment of the FCA's official list and listed on the LSE's main market for listed securities, under the symbol of "AZN."

AstraZeneca ordinary shares have a secondary listing, and are listed, on Nasdaq Stockholm, under the symbol of "AZN".

AstraZeneca ordinary shares trade in the form of AstraZeneca ADSs in the United States which are listed on Nasdaq, where they trade under the trading symbol "AZN." It is a condition to completion of the transaction that the AstraZeneca ADSs issued as the stock portion of the merger consideration be approved for listing on Nasdaq, subject to official notice of issuance.

Size, Classification and Term of Board of Directors

The AstraZeneca articles of association provide that unless AstraZeneca shareholders determine otherwise by ordinary resolution, the number of directors (disregarding alternate directors) shall not be less than five but not more than 14.

The number of directors of the AstraZeneca board of directors is currently set at 14.

The business of AstraZeneca shall be managed by the directors who, subject to the provisions of the articles of association and to any directions given by AstraZeneca shareholders by special resolution to take, or refrain from taking, specified action, may

The Alexion bylaws provide that the number of directors constituting its board of directors shall be two directors, provided that the board of directors may increase or decrease the number of directors by a majority vote of the then-authorized number of directors. The number of directors of the Alexion board of directors is currently set at ten.

Under Alexion policy, a majority of the board as a whole must be independent directors. The board of directors may, by resolution passed by a majority of the board, designate one or more committees.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
exercise all the powers of AstraZeneca. Under English law, a special resolution means a resolution passed by a majority of not less than 75% of the shareholders or holders of 75% of the voting rights attaching to the shares (depending on whether the vote is by a show of hands or by a poll) present in person or by proxy and entitled to vote at the meeting. For a resolution to be regarded as a special resolution, the notice of the meeting must specify the intention to propose the resolution as a special resolution.

The directors may delegate any of their powers or discretions to committees appointed by them and set the terms of reference for such committees.

The AstraZeneca board of directors has established four principal board committees: audit committee, nomination and governance committee, remuneration committee and science committee. The composition of the audit committee, nomination and governance committee and remuneration committee is determined in line with the UK Corporate Governance Code.

Notwithstanding the fact that there is no age limit requirement for directors to retire, at each AstraZeneca annual general meeting, AstraZeneca's articles of association provide that all directors shall retire annually. In line with the recommendations of the UK Corporate Governance Code, all of the directors wishing to continue serving, and considered eligible by the AstraZeneca board of directors, offer themselves for re-election at every annual general meeting. Under the UK Corporate Governance Code, a majority of the board of directors (other than the Chair) are required to be independent.

The Alexion certificate of incorporation and bylaws do not divide its board of directors into classes.

The Alexion bylaws provide that directors are elected at the annual meeting of stockholders or at a special meeting called for such purpose and hold office until the next succeeding annual meeting and until his or her successor has been elected and qualified.

Directors of Alexion are elected if the votes cast for such nominee's election exceed the votes cast against such nominee's election; however, directors are elected by a plurality of votes cast in contested elections.

Alexion does not establish term limits or require directors to retire at a certain age. As an alternative, the Nominating and Corporate Governance Committee, in consultation with the chairman of the board of directors, reviews each director's continuation annually.

Under English law, any agreement under which a director agrees to perform services (as a director or otherwise) for a company or its subsidiaries is defined as a service agreement. Service agreements with a guaranteed term of more than two years require prior approval by the shareholders by ordinary resolution at a general meeting. English law permits a company to provide for terms of different lengths for its directors.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Nomination of Directors

No person shall be appointed or reappointed a director at any general meeting unless he or she is recommended by the nomination committee or notice of the intention to propose such person for appointment or reappointment executed by a shareholder qualified to vote on the appointment or reappointment is given to AstraZeneca not less than seven nor more than 42 days before the date appointed for holding the meeting. No person (other than a director retiring at the general meeting in question) shall be appointed a director at any general meeting unless he or she is recommended by AstraZeneca's nomination committee.

The Alexion bylaws provide that nominations of persons for election to the Alexion board of directors may be made:

•

by the Alexion board of directors; or

•

in the case of an annual meeting, by a stockholder (i) who is a record stockholder at the time of giving notice and at the time of the annual meeting, (ii) who is entitled to vote for the election of directors at the annual meeting and (iii) who gives timely notice in writing to the secretary of Alexion and includes in such notice all of the information required by the Alexion bylaws to be contained in such notice in the manner set forth in the Alexion bylaws.

The Alexion by-laws provide that eligible stockholders may submit stockholder nominees to the board of directors for inclusion in Alexion's proxy materials. The number of stockholders nominees may not exceed the greater of two and 20% of the number of directors in office. In order to be eligible to submit stockholder nominees, such stockholder or stockholders must have owned continuously for at least three years, as of the date that the proxy access notice is received and as of the record date for the annual meeting, a number of shares that represents 3% of the total voting power of Alexion's outstanding shares of capital stock entitled to vote. The aggregate number of shareholders whose share ownership may be counted for the purposes of satisfying the ownership requirement may not exceed 20.

If the board of directors resolves to reduce the size of the board of directors effective on or prior to the date of the annual meeting, the permitted number shall be calculated based on the number of directors in office as so reduced.

Election of Directors

Subject to the provisions of the AstraZeneca articles of association in relation to the nomination of directors described above, AstraZeneca shareholders may, by ordinary resolution, appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director.

The directors may appoint a person who is willing to act as a director, and is permitted by law to do so, to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors

The Alexion bylaws each provide that each director shall be elected by the vote of the majority of the votes cast with respect to that director's election at any meeting for the election of directors at which a quorum is present; however, in the cases of contested elections (where the number of nominees exceeds the number of directors to be elected), directors shall be elected by the vote of a plurality of the votes cast.

Any incumbent director who is not re-elected to the board of directors shall promptly tender his or her resignation to the board of directors. The Nominating and Corporate Governance Committee, or other

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
by the articles or by ordinary resolution. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.	committee designated by the board of directors, shall make a recommendation to the board of directors as to whether to accept or reject the resignation of such incumbent director.
Removal of Directors

Under the UK Companies Act 2006, AstraZeneca shareholders may, by ordinary resolution (of which special notice has been given in accordance with the UK Companies Act 2006), remove any director from office (notwithstanding any agreement to the contrary, but without prejudice to any claim that the director may have for the breach of such agreement) and appoint another person to fill the vacancy. In the absence of such appointment, the vacancy arising upon the removal of a director from office may be filled as a casual vacancy.
The Alexion bylaws provide that directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the then outstanding shares entitled to vote generally in the election of directors.

In addition to any power of removal under the UK Companies Act 2006, AstraZeneca shareholders may, under the articles of association, by ordinary resolution (of which no special notice need be given), remove a director before the expiration of his or her period of office and, subject to the articles of association, may by ordinary resolution, appoint another person who is willing to act as a director, and is permitted by law to do so, to be a director instead of him or her.
Vacancies on the Board of Directors

The directors or the shareholders, by ordinary resolution, may appoint a person who is willing to act as a director, either to fill a vacancy or as an additional director. A director appointed by the directors shall retire at the next annual general meeting and shall then be eligible for reappointment.
The Alexion bylaws provide that any vacancies are filled by a majority of the board of directors then in office (even if less than a quorum) or by stockholder vote, and the person so chosen shall hold office until his successor shall have been elected and qualified, or, if the person so chose is a director elected to fill a vacancy, he or she shall hold office for the unexpired term of his or her predecessor.
Voting

A resolution put to the vote of a general meeting (other than a general meeting held partly by means of electronic facility) must be decided on a show of hands unless either the notice of the meeting specifies that a poll will be called on such resolution or a poll is (before the resolution is put to the vote on a show of hands or on the declaration the result of a show of hands on that resolution) demanded. A poll may be demanded by the chair of the meeting, by five or more members having the right to vote on the resolution, by any holder(s) of not less than 10% of the total voting rights, or by any holder(s) of not less than 10% of the share capital of the class, who in each case is present in person or by proxy or corporate representative. A resolution put to the vote of a general meeting held partly by means of electronic facility must be decided on a poll unless the chair of the meeting determines that it shall be decided on a show of hands (subject to the above rights to call a poll).
Each share of Alexion common stock entitles the holder to one vote at all meetings of Alexion stockholders.

The Alexion bylaws provide that, except with regard to the election of directors in a contested election, as described above under "Election of Directors," at any meeting duly called and held at which a quorum is present, a majority of votes cast at such meeting upon a given question by holders of outstanding shares of stock of all classes entitled to vote thereon who are present in person or by proxy shall decide such question.

Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation's assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation's board of directors and, with limited exceptions, the affirmative

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
On a show of hands, every shareholder who is present in person has one vote regardless of the number of shares held by such shareholder. Every proxy duly appointed by one or more shareholders entitled to vote on the resolution and present has one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way) he has one vote for and one vote against the resolution.

On a poll every shareholder present in person or by duly appointed proxy or corporate representative has one vote for every share held by the shareholder.

A shareholder, proxy or corporate representative entitled to more than one vote need not, if he or she votes, use all his or her votes or cast all the votes he or she uses the same way.

vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.
Cumulative Voting
AstraZeneca shareholders do not have the right to cumulative voting.	Alexion stockholders do not have the right to cumulative voting.
Shareholder Action by Written Consent
Under English law, shareholders of a public company such as AstraZeneca are not permitted to pass resolutions by written consent. All shareholder decisions must be taken at the general meeting.
Alexion's certificate of incorporation and by-laws provide that any action required or permitted to be taken at any annual meeting or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if consent in writing setting forth the action taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
Amendment of the Articles of Association of AstraZeneca and the Articles of Incorporation of Alexion

Under English law, AstraZeneca's shareholders may, by special resolution alter, delete, substitute, amend or add to its articles of association. The AstraZeneca board of directors is not authorized to change its articles of association.
Under the DGCL, any proposal to amend, alter, change or repeal any provision of the Alexion certificate of incorporation, except as may be provided in the terms of any preferred stock, requires approval by the affirmative vote of a majority outstanding shares of stock entitled to vote thereon.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
If at any time the capital of AstraZeneca is divided into different classes of shares, the rights attached to any class may be varied, either while AstraZeneca is a going concern or during or in contemplation of a winding up in such manner (if any) as may be provided by those rights. If there are no such provisions, the rights attaching to that class may be varied either with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (not including any treasury shares), or with the approval of a special resolution by the AstraZeneca shareholders, passed at a separate meeting of the holders of such shares, but not otherwise. The rights attached to any class of shares will not, unless otherwise expressly provided by the terms of issue, be deemed to be varied by: (i) the creation or issue of further shares ranking equally with them, or (ii) the purchase or redemption by AstraZeneca of any of its own shares.
Amendment of Bylaws
See "—Amendment of the Articles of Association of AstraZeneca" above.
The Alexion bylaws may from time to time be supplemented, amended or repealed, or new by-laws may be adopted, by (i) the stockholders by a majority of the outstanding shares of capital stock entitled to vote thereon, or (ii) the board of directors at any regular or special meeting of the board of directors, if such supplement, amendment, repeal or adoption is approved by a majority of the entire board of directors.
Meeting Notice

An annual general meeting and all other general meetings of AstraZeneca must be called by at least 21 clear days' written notice (the "clear days" rule is set out in section 360 of the UK Companies Act 2006 and excludes the day of the meeting and the day that the notice is given). In line with the UK Companies Act 2006 , a special resolution enabling AstraZeneca to hold general meetings (other than annual general meetings) on 14 clear days' notice was approved at AstraZeneca's 2020 annual general meeting.

The notice shall specify the time, date and place of such general meeting, the means, or all different means, of attendance and participation (including, without limitation, any satellite meeting places and any electronic facilities the board has determined be used to enable attendance and participation) and the general nature of the business to be dealt with.

Under the DGCL and the Alexion bylaws, written notice of annual and special meetings of Alexion stockholders must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The Alexion bylaws provide that notice to stockholders of an annual and special meeting of stockholders may be given personally or by mail. Notice of a special meeting must also state the purpose for which the special meeting is called.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Advance Notice
In certain circumstances under the UK Companies Act 2006, AstraZeneca shareholders may propose a resolution to be moved at the annual general meeting or require AstraZeneca to circulate to all shareholders a statement of not more than 1,000 words in relation to a resolution or other matter to be dealt with at a general meeting.

The company is required to give notice of such resolution or circulate such statement once it has received requests to do so from:

•

shareholders representing at least 5% of the total voting rights of all the members who have a relevant right to vote; or

•

at least 100 shareholders who have a relevant right to vote and hold shares in the company on which there has been paid up an average sum, per member, of at least £100.

In order to submit any business to an annual meeting of shareholders (including the nomination of any individual for election to the board of directors), the Alexion bylaws generally require a shareholder to give notice of such business in writing to the corporation not less than 90 days, nor more than 120 days, prior to the first anniversary of the date of the preceding year's definitive proxy statement filing with respect to such year's annual meeting, except that if the date selected for the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by stockholder must be delivered no earlier than the close of business on the 120th day prior to the date of such annual meeting and no later than the 90th day prior to the date of such annual meeting, or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made by Alexion. Notwithstanding anything in this paragraph to the contrary, if the number of directors to be elected to the board of directors is increased by the board of directors, and there is no public announcement by Alexion naming all of the nominees or specifying the size of the increased board of directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice shall be timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered no later than the close of business on the 10th day following the day on which such public announcement is first made by Alexion.

In order to submit director nominations with respect to an election to be held at a special meeting of stockholders for the election of directors, the Alexion bylaws require a shareholder to give notice of such nomination in writing not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or, if the first public announcement of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public announcement of the date of the special meeting and of the nominees to be elected at such meeting is first made.

The public announcement of an adjournment or postponement of an annual meeting of stockholders will not commence a new time period for the giving of a stockholder's notice as described above.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
To be in proper form, the notice of nomination must include:

•

the name and address of the stockholder giving the notice, as they appear on Alexion's books, of any beneficial owner, if any, on whose behalf the nomination is made and of their respective affiliates or associates or others acting in concert therewith;

• certain information relating to the stockholder's ownership interests of Alexion common stock and/or other relationships with Alexion;

•

a representation that the stockholder is a holder of record of stock of Alexion entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•

a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

•

such other information regarding each nominee proposed by such stockholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated, or intended to be nominated, by the board of directors;

• the consent of each nominee to serve as a director if so elected;
• a representation that the stockholder will not distribute any form of proxy other than the form distributed by Alexion;
• a representation that the stockholder did not acquire shares with the intent to change or influence control of Alexion; and

•

any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement and form of proxy or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the U.S. Exchange Act and the rules and regulations promulgated thereunder.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Right to Call a Special Meeting of Shareholders

The directors may call general meetings. If there are not sufficient directors to form a quorum in order to call a general meeting, any director may call a general meeting. If there is no director willing or able to do so, any two shareholders of AstraZeneca may call a general meeting for the purpose of appointing one or more directors.

The directors are required to call a general meeting if requested by shareholders representing at least 5% of the paid-up capital of AstraZeneca as carries the right of voting at general meetings (excluding any paid-up capital held as treasury shares). Such meeting must be called within 21 days from the date on which the directors become subject to the requirement, and held on a date not more than 28 days after the date of the notice calling the meeting.

The meeting may only deal with the business stated in the request by shareholders, or as proposed by the directors.

The Alexion bylaws provide that the Alexion board of directors may call a special meeting of stockholders for any purpose or purposes by the chairman of the board of directors, the president, the secretary or by a majority of the board of directors pursuant to a resolution stating the purpose or purposes thereof, to be held at such place (within or without the State of Delaware), date and hour as shall be determined by the chairman or the board of directors, as applicable, and designated in the notice thereof. A special meeting of stockholders shall also be called by the chairman of the board of directors, the president or the secretary upon written request of stockholders who together own of record 25% of the outstanding stock of all classes entitled to vote at the meeting. At any such special meeting any business properly brought before the meeting may be transacted.

If the directors fail to call the general meeting requested by the shareholders, the shareholders who requested the meeting, or any of them representing more than one half of the total voting rights of all of them, may themselves call a general meeting. Such meeting must be called for a date not more than three months after the date on which the directors become subject to the requirement to call a meeting. Any reasonable expenses incurred by the shareholders requesting the meeting by reason of the failure of the directors duly to call a meeting must be reimbursed by the company.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorized representative of a corporation which is a shareholder, shall be a quorum.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at the meeting (including the use of satellite meeting places).

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Indemnification and Advancement of Expenses; Director Liability
Save as described below, under English law, any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Subject to certain exceptions, English law does not permit AstraZeneca to indemnify a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to AstraZeneca. The exceptions allow AstraZeneca to: (1) purchase and maintain director and officer insurance insuring its directors or the directors of an "associated company" (i.e., a company that is a subsidiary of AstraZeneca) against any liability attaching in connection with any negligence, default, breach of duty or breach of trust owed to the company of which he or she is a director; (2) provide a qualifying third party indemnity provision which permits AstraZeneca to indemnify its directors and directors of an associated company in respect of proceedings brought by third parties (covering both legal costs and the amount of any adverse judgment), except for (a) the legal costs of an unsuccessful defense of criminal proceedings or civil proceedings brought by the company or an associated company, or the legal costs incurred in connection with certain specified applications by the director for relief where the court refuses to grant the relief, (b) fines imposed in criminal proceedings, and (c) penalties imposed by regulatory bodies; (3) loan funds to a director to meet expenditure incurred defending civil and criminal proceedings against him or her (even if the action is brought by the company itself), or expenditure incurred applying for certain specified relief, subject to the requirement that the loan must be on terms that it is repaid if the defense or application for relief is unsuccessful; and (4) provide a qualifying pension scheme indemnity provision, which allows the company to indemnify a director of a company that is a trustee of an occupational pension scheme against liability incurred in connection with such director's activities as a trustee of the scheme (subject to certain exceptions).

Under the AstraZeneca articles of association, subject to the UK Companies Act 2006 (including as set out above), AstraZeneca may do any or all of the following:

•

indemnify every director or other officer of AstraZeneca (other than any person (whether an officer or not) engaged by the Company as auditor) out of the assets of AstraZeneca against any liability incurred by such director or other officer for negligence, default, breach of duty or breach of trust in relation to the affairs of AstraZeneca; and

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than a derivative action), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by Alexion's certificate of incorporation, bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

The Alexion certificate of incorporation provides that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, it will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person, or a person of whom he or she is the legal representative, is or was our director, officer, incorporator, employee or agent, or while a director or officer is or was serving, at Alexion's request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Alexion. Pursuant to Alexion's certificate of incorporation, Alexion will indemnify such persons against expenses (including attorneys' fees), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement incurred in connection with such action.

As permitted by the DGCL, the Alexion certificate of incorporation provides that no director shall be liable to Alexion or its stockholders for monetary damages for breach of fiduciary duty as a director, except directors shall be liable as required by the DGCL, now or as amended, including liability under Section 102(b)(7) of the DGCL, for the following:

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.

•

purchase and maintain insurance for any person who is or was (i) a director, officer, or employee of AstraZeneca, or anybody which is or was the holding company or subsidiary undertaking of AstraZeneca, or in which AstraZeneca or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which AstraZeneca or such holding company or subsidiary undertaking is or was in any way allied or associated or (ii) a trustee of any pension fund in which employees of the AstraZeneca or any other company referred to above are or have been interested, including, without limitation, insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of that person's duties or in the exercise or purported exercise of that person's powers or otherwise in relation to that person's duties, powers or offices in relation to the relevant body or fund.

•

any breach of the director's duty of loyalty to Alexion or its stockholders;

•

any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•

under Section 174 of the DGCL; and

•

any transaction from which the director derived an improper personal benefit.

Appraisal and Dissenters Rights

English law does not generally provide for appraisal rights.

However, in the event of a compulsory acquisition or "squeeze out," under the UK Companies Act 2006, where (a) a "takeover offer" is made for the shares of a company incorporated in the UK, and (b) the offeror has acquired or unconditionally contracted to acquire at least 90% in value of the shares of any class to which the offer relates representing at least 90% of the voting rights carried by those shares, the offeror may, within three months beginning on the day after the last day on which the offer could be accepted, require shareholders who did not accept the offer to transfer their shares to the offeror on the terms of the offer. A dissenting shareholder may object to the transfer or its proposed terms by applying to the court within six weeks of the date on which notice of the required transfer was given by the offeror.

The court may, on receiving such an application, order (a) that the offeror is not entitled and bound to acquire the shares to which the notice relates or (b) that the terms on which the offeror is entitled and bound to acquire the shares shall be such as the court thinks fit.

A minority shareholder is entitled, in circumstances similar to the "squeeze out" described above, to require the offeror to acquire his or her shares on the same terms as those contained in the original offer. The period within which the offeree shareholder must exercise his or her rights is the later of: (a) three months from the close of the offer and (b) three months from when the bidder gives the shareholder notice of his or her rights.

Under the DGCL, a stockholder may dissent from, and receive payments in cash for, the fair value of his or her shares as appraised by the Delaware Court of Chancery in the event of certain mergers and consolidations. However, stockholders do not have appraisal rights if the shares of stock they hold, at the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon the merger or consolidation, or on the record date with respect to action by written consent, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a)—(c). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary corporation mergers and in certain circumstances where the certificate of incorporation so provides.

The Alexion certificate of incorporation does not provide for appraisal rights in any additional circumstance.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Dividends and Repurchases

Pursuant to the AstraZeneca articles of association, the shareholders may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends if it appears that such dividends are justified by the profits available for distribution. No dividend shall be paid otherwise than out of profits available for distribution as specified under the provisions of the UK Companies Act 2006.

The directors may, if authorized by ordinary resolution, offer AstraZeneca shareholders the right to elect to receive, in lieu of a dividend, an allotment of new ordinary shares, credited as fully paid.

Once approved by AstraZeneca shareholders by ordinary resolution and subject to certain procedural requirements of the UK Companies Act 2006, AstraZeneca may repurchase its own shares, including any AstraZeneca ordinary shares and any redeemable shares. Shareholders may approve two different types of such share purchases: on-market purchases or off-market purchases. A purchase is an on-market purchase if it is made on a recognized investment exchange and is not an off-market purchase. A purchase is off-market if the shares are not purchased on a recognized investment exchange or are purchased on a recognized investment exchange but are not subject to a marketing arrangement on that exchange.

A resolution passed at AstraZeneca's 2020 annual general meeting provides the directors with authority to purchase up to 10% of the AstraZeneca ordinary shares in issue (excluding any treasury shares) as at March 2, 2020, such authority expiring on the earlier of the conclusion of AstraZeneca's 2021 annual general meeting or 29 July 2021.

AstraZeneca can redeem or repurchase shares only if (1) the shares are fully paid and (2) payment for the redemption or repurchase is made out of (a)  distributable profits or (b) the proceeds of a new issue of shares made for the purpose of the repurchase or redemption.

Under the DGCL, Alexion stockholders are entitled to receive dividends if, as and when declared by the Alexion board of directors. The Alexion board of directors may declare and pay a dividend to Alexion stockholders out of surplus or, if there is no surplus, out of net profits for the year in which the dividend is declared or the immediately preceding fiscal year, or both, provided that such payment would not reduce capital below the amount of capital represented by all classes of outstanding stock having a preference as to the distribution of assets upon liquidation. A dividend may be paid in cash, in shares of common stock or in other property.

Under the DGCL, Alexion common stock may be acquired by Alexion and subsidiaries of Alexion without stockholder approval. Shares of such common stock owned by a majority-owned subsidiary are neither entitled to vote nor counted as outstanding for quorum purposes.

Under the DGCL, Alexion may redeem or repurchase shares of its own common stock, except that generally it may not redeem or repurchase those shares if the capital of Alexion is impaired at the time or would become impaired as a result of the redemption or repurchase of such shares. If Alexion were to designate and issue shares of a series of preferred stock that is redeemable in accordance with its terms, such terms would govern the redemption of such shares. Repurchased and redeemed shares may be retired or held as treasury shares. Shares that have been repurchased but have not been retired may be resold by a corporation for such consideration as the board of directors may determine in its discretion.

If AstraZeneca is wound up, the liquidator may, with the approval of shareholders by a special resolution and any other approvals required by law, divide among the shareholders in specie the whole or any part of the assets of AstraZeneca and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with such approvals, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the shareholders as he may with the like sanction determine, but no shareholder shall be compelled to accept any assets upon which there is a liability.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Required Shareholder Votes for Certain Transactions
The following matters, among others, require shareholder approval and, for a UK listed company, therefore have to be exclusively approved at a general meeting:

•

Matters requiring special resolution:

•

amendments to the articles of association;

•

change to the company's name;

•

reduction of the notice required for a general meeting (other than an annual general meeting) from 21 days to 14 days;

•

reductions of capital; and

•

disapplication (or renewal of disapplication) of preemption rights where directors are acting under a general authority to allot.

•

Matters requiring ordinary resolution:

•

removal of directors;

•

approval of directors' long-term service contracts;

•

approvals of loans, quasi loans, credit transactions, substantial property transactions, etc., with directors, and persons connected with directors;

•

approval of directors' remuneration report and policy;

•

authorization of political donations or expenditure;

•

appointment and removal of auditors;

•

fixing remuneration of auditors;

•

authority to directors to allot shares;

•

authority to directors to determine the terms, conditions and manner of redemption of shares; and

•

authority to directors to make market purchase of shares.

•

Certain of the matters requiring ordinary and special resolutions listed above are proposed and voted on annually by shareholders at AstraZeneca's annual general meeting.

Under Delaware law, a sale, lease or exchange of all or substantially all of a corporation's assets, a merger or consolidation of a corporation with another corporation or a dissolution of a corporation generally requires the approval of the corporation's board of directors and, with limited exceptions, the affirmative vote of a majority of the aggregate voting power of the outstanding stock entitled to vote on the transaction.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
State Antitakeover Statutes and Certain Articles of Incorporation Provisions
Under English law, AstraZeneca's directors have a fiduciary duty to take only those actions that are in the interests of the company as a whole. Generally, anti-takeover measures are not actions that fall within this category.

AstraZeneca is subject to the City Code on Takeovers and Mergers, which governs the conduct of mergers and takeovers in the UK. Any takeover of AstraZeneca would have to be in accordance with this Code.

There are no provisions in the AstraZeneca articles of association that would have an effect of delaying, deferring or preventing a takeover by, or change of control of, AstraZeneca.

Alexion is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with any interested stockholder for a three-year period following the time that such stockholder becomes an interested stockholder, unless the board of directors approves the business combination or the transaction by which such stockholder becomes an interested stockholder, in either case, before the stockholder becomes an interested stockholder, the interested stockholder acquires 85% of the corporation's outstanding voting stock in the transaction by which such stockholder becomes an interested stockholder, or the business combination is subsequently approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the corporation's outstanding voting stock not owned by the interested stockholder.
Preemptive Rights
English law provides for statutory preemption rights that apply on an allotment of equity securities. Such rights can be disapplied by a special resolution passed by shareholders at a general meeting.	Alexion stockholders do not have preemptive rights to acquire newly issued capital stock.
On April 29, 2020 at the annual general meeting of AstraZeneca:

1. in line with the Investment Association guideline limits, an ordinary resolution was passed granting directors the authority to allot shares in the capital of AstraZeneca up to a maximum nominal amount of: (1) $109,339,588 representing of approximately one-third of AstraZeneca's issued ordinary share capital (excluding treasury shares) as at March 2, 2020; and (2) a further amount of $109,339,588, representing approximately one-third of AstraZeneca's issued ordinary share capital (excluding treasury shares) as at March 2, 2020, pursuant to a rights issue only; and

2. a special resolution was passed granting directors the authority to allot shares for cash otherwise than in connection with an offer to existing shareholders up to a maximum nominal value of $16,402,578 representing approximately 5% of the issued ordinary share capital of AstraZeneca (excluding treasury shares) as at March 2, 2020, and up to a further maximum nominal value of $16,402,578 representing approximately 5% of the issued ordinary share capital of AstraZeneca (excluding treasury shares) as at March 2, 2020 for the purposes of financing an acquisition or capital investment.
This allotment authority expires on the earlier of (1) the 2021 annual general meeting of AstraZeneca; and (2) July 29, 2021.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
The AstraZeneca directors have confirmed their intention to follow the provisions of the Pre-Emption Group's Statement of Principles (the "Principles") regarding cumulative usage of authorities within a rolling three-year period. The Principles provide that companies should not issue shares for cash representing more than 7.5% of a company's issued share capital (excluding treasury shares) in any rolling three-year period, other than to existing shareholders, without prior consultation with shareholders.
Fiduciary Duties
Under English law, AstraZeneca's directors have a statutory and fiduciary duty to take only those actions that are in the interests of the company as a whole. See also "—Corporate Opportunity" below.

Pursuant to the UK Companies Act 2006, directors must:

•

act in a way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its shareholders as a whole;

•

act in accordance with the company's constitution and exercise powers only for the purposes for which they are conferred;

•

independent judgment;

•

exercise reasonable care, skill and diligence;

•

avoid conflicts of interest;

•

not accept benefits from third parties; and

•

declare an interest in a proposed transaction with the company.

Under Delaware law, the directors of Alexion owe a duty of care and a duty of loyalty. The duty of care requires that directors act on an informed basis after due consideration of the relevant materials and appropriate deliberation. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty requires directors to act in what they reasonably believe to be the best interests of the company and its stockholders without any conflict of interest. A party challenging the propriety of a decision of a board of directors typically bears the burden of rebutting the applicability of the "business judgment rule" presumption, which presumes that directors acted in accordance with the duties of care and loyalty. Notwithstanding the foregoing, Delaware courts may subject directors' conduct to enhanced scrutiny of, among other matters, defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Under Delaware law, a member of the board of directors, or a member of any committee designated by the board of directors, is, in the performance of such member's duties, fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Exclusive Forum
AstraZeneca's articles of association do not stipulate an exclusive forum for a derivative action brought by an AstraZeneca shareholder pursuant to the UK Companies Act 2006. However, the Companies Act 2006 requires that a shareholder of a company who brings a derivative claim or seeks to continue a claim as a derivative claim must apply to the courts of England and Wales for permission to continue the claim.	The Alexion bylaws provide that unless Alexion consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the sole and exclusive forum for:

•

any derivative action or proceeding brought on behalf of Alexion;

•

any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Alexion to Alexion or Alexion stockholders;

•

any action asserting a claim against Alexion or any director, officer or employee of Alexion arising pursuant to any provision of the DGCL, the Alexion bylaws, or the Alexion certificate of incorporation (as each may be amended from time to time); or

•

any action asserting a claim against Alexion or any director, officer or employee of Alexion governed by the internal affairs doctrine,

shall only be the state courts of Delaware or the U.S. District Court for the District of Delaware.
Conflicts of Interest
Under English law, a director is under a duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the company and is obliged to declare his or her interest in a proposed or ongoing transaction to the other directors. It is an offense to fail to declare an interest.

A director shall not vote at a meeting of the directors on any resolution concerning a matter in which he or she has, directly or indirectly, an interest which could reasonably be regarded as likely to give rise to a conflict of interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, AstraZeneca) unless his or her interest arises only because the case falls within one or more of the exceptions listed in the articles of association.

The duty to avoid a conflict of interest is not infringed if the situation cannot reasonably be regarded as likely to give rise to a conflict of interest or if the matter has been authorized by the directors in accordance with the articles of association.

Provided that the director has declared his or her interest to the other directors, a director notwithstanding his or her office may, generally (i) be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is directly or indirectly interested; or (ii) be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the company is directly or indirectly interested.

Under Delaware law, a contract or transaction in which a director has an interest will not be voidable solely for this reason if (i) the material facts about such interested director's interest are disclosed or are known to the board of directors or an informed and properly functioning independent committee thereof, and a majority of disinterested directors or such committee in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) the material facts about such interested director's relationship or interest are disclosed or are known to the stockholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. The mere fact that an interested director is present and voting on a transaction in which he or she is interested will not itself make the transaction void. Interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or of a committee that authorizes the contract or transaction.

Under Delaware law, an interested director could be held liable for a transaction in which such director derived an improper personal benefit.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Non-competition Provisions
The AstraZeneca articles of association do not contain any non-competition provisions.	The Alexion certificate of incorporation and bylaws do not contain any non-competitive provisions.
Rights of Inspections
Under English law, a company must retain and keep available for inspection by shareholders free of charge, and by any other person on payment of a prescribed fee, its register of shareholders. It must also keep available for inspection by shareholders free of charge records of all resolutions and meetings by shareholders and for a fee, provide copies of the minutes to shareholders who request them. Shareholders may also inspect the service contracts of directors at AstraZeneca's registered offices during business hours.

In each case, the records of all resolutions and meetings by shareholders should be kept for at least ten years. These records may be kept in electronic form, as long as they are capable of being produced in hard copy form.

The AstraZeneca articles of association provide that no shareholder of AstraZeneca or other person shall have any right to inspect any accounting or other book or document of the company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the directors or shareholders.

Under Section 220 of the DGCL, a stockholder or its agent has a right to inspect Alexion's stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person's interest as a stockholder). If Alexion refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Shareholder Suits
The UK Companies Act 2006 provides limited circumstances in which a shareholder of a company may bring a derivative claim on behalf of the company. Such a claim may only be brought in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of the company. It is immaterial whether the cause of action arose before or after the person seeking to bring the claim became a shareholder of the company. A person seeking to bring a derivative claim must obtain the permission of the courts of England and Wales to continue that claim after issue.

The courts of England and Wales must refuse the claim if the action would not promote the success of the company, or the company authorized the director's action or omission before it occurred, or has since ratified the action or omission (in both cases provided the act is capable of authorization or ratification). If there is no absolute bar to continuing the claim, the courts of England and Wales must consider the following (non-exhaustive) factors: (a) whether the shareholder is acting in good faith, (b) the importance that a person acting in accordance with the duty to promote the success of the company would accord to the proposed claim, (c) whether a proposed or past act or omission would be likely to be authorized or ratified, (d) whether the company has decided not to pursue the claim, (e) whether the shareholder has a cause of action that he or she may pursue in his or her own right rather than on behalf of the company and (f) the views of the shareholders of the company who have no personal direct or indirect interest in the matter.

Generally, Alexion is subject to potential liability under the federal securities laws and under Delaware law. Under the DGCL, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. Generally, a person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction that is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. The DGCL also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In certain circumstances, class action lawsuits are available to stockholders.

The UK Companies Act 2006 also permits a shareholder to apply to the courts of England and Wales for relief on the grounds that: (1) the company's affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim or (2) any act or omission of the company is or would be so prejudicial.

The UK Limitation Act 1980 imposes a limitation period, with certain exceptions, of civil claims. The period is six years in respect of actions in contract and tort, and twelve years for breach of any obligation contained in a deed. The period starts to run on the date that the action accrued. In the case of contract, this is the date on which the breach occurred, and in tort this is the date on which the damage occurred.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Disclosure Interest in Shares
There are no provisions in the AstraZeneca articles of association whereby persons acquiring, holding or disposing of a certain percentage of the AstraZeneca ordinary shares are required to make disclosure of their ownership percentage, although there are such requirements under statute and regulation.

The basic disclosure requirement under Rule 5 of the Disclosure Guidance and the Transparency Rules referred to as the Disclosure Guidance and Transparency Rules made by the FCA under Part VI of FSMA, imposes a statutory obligation on a person to notify AstraZeneca and the Financial Conduct Authority of the percentage of the voting rights in AstraZeneca he or she holds or is deemed to hold, through his or her direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•

reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

•

reaches, exceeds or falls below any such threshold as a result of any change in the number of voting rights attached to shares in AstraZeneca.

The Disclosure Guidance and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.

Under Section 793 of the Companies Act 2006, AstraZeneca may, by notice in writing, require a person that AstraZeneca knows or has reasonable cause to believe has or had during the three years preceding the date of notice an interest in AstraZeneca ordinary shares, to indicate whether or not that is the case and, if that person does or did hold an interest in AstraZeneca ordinary shares, to provide certain information as set out in that Act.

Neither the DGCL nor the Alexion certificate of incorporation or by-laws impose an obligation with respect to disclosure by stockholders of their interests in Alexion common stock, except as part of a stockholders' nomination of a director or stockholder proposals to be made at an annual meeting.

Acquirers of Alexion common stock are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding shares of Alexion common stock must, within 10 days after such acquisition and subject to certain exceptions, file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to Alexion and to each securities exchange on which Alexion common stock is traded. Amendments to Schedule 13D representing changes in co-ownership or intentions with respect to Alexion must be filed promptly.

Alexion is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of shareholders the identity and number of shares of Alexion voting securities beneficially owned by:

•

each of its directors;

•

its principal executive officer;

•

its principal financial officer;

•

each of its three most highly compensated executive officers other than its principal executive officer and its principal financial officer;

•

all of its directors and executive officers as a group; and

•

any beneficial owner of 5% or more of the Alexion voting securities of which Alexion is aware.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.

Under the Listing Rules made by the FCA, AstraZeneca is required to disclose in its annual report the interests of each of its directors and their connected persons. The Market Abuse Regulation imposes an obligation of disclosure on "persons discharging managerial responsibility" (including directors) and their "closely associated" persons (in each case, as defined therein) to notify AstraZeneca and the Financial Conduct Authority of every transaction relating to the shares or debt instruments of AstraZeneca.

The City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover and also on their respective associates during the course of an offer period.

The Market Abuse Regulation prohibits any person from dealing in shares when in possession of inside information. The Market Abuse Regulation also prohibits directors and other persons discharging management responsibilities from dealing in AstraZeneca securities during the 30-day period before the announcement of interim or annual financial results.

Related Party Transactions
Under the FCA Listing Rules, the definition of a related party includes substantial shareholders (i.e., any person who is entitled to exercise, or to control the exercise of, 10% or more of the votes able to be cast at general meetings of AstraZeneca), directors and certain former directors, anyone who "exercises significant influence over the company" or any associate of a related party.

Certain tests ("class tests") are used to assess the impact of the related party transaction on the listed company.

AstraZeneca's reporting obligations would be dependent on the outcome of the class tests. Depending on the size of the transaction, no action may be required; AstraZeneca may have to obtain confirmation from a sponsor that the terms of the proposed transaction are fair and reasonable and announce details relating to the transaction as soon as possible; or AstraZeneca may need to obtain shareholder approval at a general meeting prior to entering into the transaction.

Further, under the UK Companies Act 2006, certain transactions between a director (or a person connected with a director) and a related company of which he or she is a director are prohibited unless approved by the shareholders, such as loans, credit transactions and substantial property transactions.

The Alexion board of directors adopted a director conflict of interest policy, effective July 22, 2014.

The policy requires disclosure by directors of actual or potential conflicts of interest; in the event of an actual or potential conflict of interest, the director should immediately notify the chair of the board of directors and the chair of the governance committee, who will consult with Alexion's general counsel and outside advisors as necessary or appropriate. If the governance committee determines that an actual or potential conflict of interest exists, the governance committee will determine an appropriate course of action, which may include recusal.

Alexion is required to disclose certain information regarding related party transactions in accordance with SEC rules.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Annual and Periodic Reporting Requirements
AstraZeneca is required to meet continuing obligations under UK law, including making notifications and announcements with respect to:

•

Financial reporting—AstraZeneca must publish an annual report as soon as possible and in any event within four months after the end of each financial year. The annual report must include consolidated audited accounts, a management report and a responsibility statement. It must also contain (1) a statement describing how the directors have had regard to certain matters set out in section 172 of the UK Companies Act 2006 concerning the duties of a director to promote the success of the company for the benefit of its members, (2) a going concern statement (as to whether the board considers it appropriate to adopt the going concern basis of accounting) and (3) a viability statement (on the board's broader assessment AstraZeneca's ongoing, long-term viability). AstraZeneca must also publish a half-yearly report as soon as possible and in any event no later than three months after the end of the period to which it relates;

•

Inside Information—AstraZeneca must publicly disclose, as soon as possible (except in limited circumstances), via a regulated information service, referred to as an "RIS," information of a precise nature which is not generally available, which relates, directly or indirectly, to AstraZeneca and which would, if generally available, be likely to have a significant effect on the price of AstraZeneca ordinary shares;

•

Disclosure of Interests—any person (including directors) in their capacity as holders of securities in, or relating to, AstraZeneca, is required to disclose details of their holdings of shares and financial instruments in the company, where those holdings reach, exceed or fall below 3% and any subsequent whole percentage figure of the voting share capital (subject to certain exceptions). AstraZeneca must then announce this via an RIS;

•

Changes to the AstraZeneca board of directors—AstraZeneca must disclose as soon as possible via an RIS after it has made any decision about the appointment of a new director; the resignation, removal or retirement of a director; or any important change in the functions or executive responsibilities of a director;

As a U.S. public company and a large accelerated filer under SEC rules, Alexion must file with the SEC, among other reports and notices:

•

an Annual Report on Form 10-K within 60 days after the end of the fiscal year; and

•

a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter.

These reports are Alexion's principal disclosure documents, and in addition to financial statements, these reports include details of Alexion's business, its capitalization and recent transactions; management's discussion and analysis of Alexion's financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters. In addition, Alexion must file with the SEC:

•

a proxy statement in connection with the annual shareholders meeting containing information regarding Alexion's executive compensation and the holdings of Alexion securities by Alexion's directors, executive officers, and greater than 5% shareholders; and

•

Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

The corporate events required to be disclosed on Form 8-K include, among other things:

•

entry into a material agreement;

•

unregistered sales of equity securities;

•

changes in control;

•

changes in the composition of the board of directors or executive officers; and

•

amendments to articles of incorporation or bylaws.

Further, Alexion's officers, directors and 10% shareholders are subject to the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Alexion common stock.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.

•

Repurchase of shares—any decision by the AstraZeneca board of directors to submit to shareholders a proposal for AstraZeneca to be authorized to purchase its own equity shares, other than the renewal of an existing authority, must be disclosed via an RIS immediately;

•

Directors' dealings—AstraZeneca must notify an RIS of any information notified to it by directors, other persons discharging management responsibilities, and persons closely associated with them, of the occurrence of all transactions conducted on their own account in the shares of the company, or derivatives or any other financial instruments linked to them;

•

Disclosure of regulated information—AstraZeneca must disseminate all regulated information (that is information to which the FCA Listing Rules or Disclosure Guidance and Transparency Rules apply) in unedited, full text through an RIS;

•

Significant transactions—significant acquisitions and disposals by AstraZeneca or one of its subsidiaries must be publicly disclosed;

•

Transactions with related parties—where any transaction or arrangement over a certain size is proposed between a listed company (or any of its subsidiary undertakings) and a related party, an RIS announcement, a shareholder circular and the prior approval of the company in general meeting will generally be required. A "related party" to the company includes significant shareholders, directors and former directors, anyone who "exercises significant influence over the company" or any associate of a related party; and

•

Corporate Governance—AstraZeneca is required to make a statement in its annual report regarding its compliance with the UK Corporate Governance Code.

AstraZeneca is also subject to certain periodic reporting requirements under U.S. securities laws.

AstraZeneca PLC	Alexion Pharmaceuticals, Inc.
Proxy Statements and Reports
On a poll, every proxy appointed by a shareholder and present at a general meeting has one vote for every share of which he or she is the holder or in respect or which his or her appointment as proxy or corporate representative has been made. On a show of hands, every proxy appointed by a shareholder and present at a general meeting has one vote, except that if the proxy has been duly appointed by more than one shareholder entitled to vote on the resolution and is instructed by one or more of those shareholders to vote for the resolution and by one or more others to vote against it, or is instructed by one or more of those shareholders to vote in one way and is given discretion as to how to vote by one or more others (and wishes to use that discretion to vote in the other way), he or she has one vote for and one vote against the resolution.	Under the Exchange Act proxy rules, Alexion must comply with notice and disclosure requirements relating to the solicitation of proxies for stockholder meetings.
Under English law, there is no separate regulatory regime for the solicitation of proxies.

AstraZeneca is also subject to certain period reporting requirements under U.S. securities laws. Specifically, AstraZeneca is required to publicly file with the SEC an annual report on Form 20-F within four months of the end of the financial year covered by the report. As a foreign private issuer, AstraZeneca is also be required to publicly furnish to the SEC current reports on Form 6-K promptly after the occurrence of specified significant events, including material information that it makes or is required to make public pursuant to English law, files or is required to file with any stock exchange on which AstraZeneca ordinary shares trade and which was made public by that exchange, or is otherwise distributed or required to be distributed to shareholders of AstraZeneca.
Board Remuneration
Until otherwise determined by AstraZeneca shareholders by ordinary resolution, there shall be paid to the directors who do not hold executive office (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £2,250,000 or such larger amount as AstraZeneca shareholders may by ordinary resolution decide) divided between the directors as they may determine. The remuneration of the executive directors is determined by the Remuneration Committee, which comprises independent Non-Executive Directors.

The directors may also be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or of debentures of AstraZeneca.

Alexion directors who are also employees of Alexion do not receive additional compensation for board service. Non-employee directors who attend a specified percentage of meetings receive compensation for their board and committee service. The leadership and compensation committee reviews, in consultation with outside consultants, and recommends to the board, appropriate compensation for the non-employee directors serving on the board and its committees based in part on director compensation in relation to peer companies. Compensation for non-employee directors consists of both cash and equity and directors are encouraged to own Alexion stock.

LEGAL MATTERS

        Freshfields Bruckhaus Deringer LLP, counsel to AstraZeneca, has opined upon the validity of the AstraZeneca ADSs offered by this proxy statement/prospectus.

EXPERTS

Alexion

        The consolidated financial statements of Alexion Pharmaceuticals, Inc. and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to Alexion Pharmaceuticals, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated by reference in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of Portola Pharmaceuticals, Inc. because it was acquired by Alexion Pharmaceuticals, Inc. in a purchase business combination during 2020) of PricewaterhouseCoopers LLP (a Delaware limited liability partnership), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AstraZeneca

        The consolidated financial statements of AstraZeneca PLC and subsidiaries as of December 31, 2020 and 2019, and for the three years then ended December 31, 2020, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2020 (which is included in the Directors' Annual Report on Internal Controls over Financial Reporting), incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2020, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales.

ENFORCEABILITY OF CIVIL LIABILITIES

        AstraZeneca is a public limited company incorporated under the laws of England and Wales. Substantially all of AstraZeneca's directors and officers, and some of the experts named in this document, reside outside the U.S. All or a substantial portion of AstraZeneca's assets, and the assets of such persons, are located outside the U.S. Therefore, you may not be able to effect service of process within the U.S. upon AstraZeneca or these persons so that you may enforce judgments of U.S. courts against us or these persons based on the civil liability provisions of the U.S. federal securities laws. There is doubt as to how the courts of England and Wales would deal with an original action relying on civil liabilities solely based on the U.S. federal securities laws and how the courts of England and Wales would enforce judgments of U.S. courts, of civil liabilities solely based on the US federal securities laws.

OTHER MATTERS

        As of the date of this proxy statement/prospectus, the Alexion board of directors knows of no matters that will be presented for consideration at the Alexion special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before Alexion stockholders at the Alexion special meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Alexion board of directors.

 FUTURE STOCKHOLDER PROPOSALS

Alexion

        The transaction is expected to be completed in the third quarter of 2021. Until the transaction is completed, Alexion's stockholders will continue to be entitled to attend and participate in Alexion stockholder meetings, including the annual meeting, if any. If the transaction is completed, Alexion will have no public stockholders and there will be no public participation in any future meetings of the stockholders of Alexion. However, if the mergers are not completed, Alexion stockholders will continue to be entitled to attend and participate in Alexion stockholder meetings.

        Under SEC rules and assuming Alexion's 2021 Annual Meeting of Stockholders is held before June 13, 2021, if an Alexion stockholder wants Alexion to include a proposal in Alexion's proxy statement and form of proxy for presentation at such meeting, the proposal must have been received by Alexion, Attention: Corporate Secretary, at its principal executive offices by December 26, 2020. However, if the 2021 Annual Meeting of Stockholders is held on or after June 12, 2021, then the proposal must be received a reasonable time before Alexion begins to print and send its proxy materials for such meeting. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.

        A stockholder (or a group of up to 20 stockholders) owning at least 3% of Alexion common stock outstanding continuously for at least three years and complying with the other requirements in Alexion's bylaws may nominate and include in Alexion's proxy materials director nominees constituting up to 20% of the Alexion board of directors or two persons, whichever is greater. Written notice of a proxy access nomination for inclusion in Alexion's proxy materials for Alexion's 2021 Annual Meeting of Stockholders must have been received by Alexion, Attention: Corporate Secretary, at its principal executive offices not earlier than the close of business on November 26, 2020 and not later than the close of business on December 26, 2020; provided, that in the event the date of the 2021 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after March 26, 2021, such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2021 Annual Meeting of Stockholders and no later than the close of business on the later of the 90th day prior to the date of such annual meeting, or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day after public announcement of the date of such annual meeting of stockholders is first made. The nominating stockholder or group of stockholders also must deliver the information required by Alexion's bylaws, and each nominee must meet the qualifications required by Alexion's bylaws.

        Stockholders who intend to present a proposal or nominate candidates for election to the Alexion board of directors at Alexion's 2021 Annual Meeting of Stockholders, without including such proposal in Alexion's proxy statement, must provide Alexion's Corporate Secretary with written notice of such proposal not earlier than the close of business on November 26, 2020 and not later than the close of business on December 26, 2020; provided, that in the event the date of 2021 Annual Meeting of Stockholders is more than 30 days before or more than 60 days after March 26, 2021, such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2021 Annual Meeting of Stockholders and no later than the close of business on the later of the 90th day prior to the date of such annual meeting, or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day after public announcement of the date of such annual meeting of stockholders is first made.

HOUSEHOLDING OF PROXY MATERIALS

        The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for stockholders and cost savings for companies. Alexion and some brokers "household" proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or Alexion that they or Alexion will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement, or if you are receiving multiple copies of the proxy statement and wish to receive only one, please notify your broker if your shares are held in a brokerage account, or Alexion if you hold shares directly in your name. You can notify Alexion by sending a written request to Corporate Secretary, Alexion Pharmaceuticals, Inc., 121 Seaport Boulevard, Boston, MA 02210 or by calling (475) 230-2596.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        Alexion files annual, quarterly and current reports, proxy statements and other information with the SEC. AstraZeneca files or furnishes annual reports, current reports and other information with the SEC under the U.S. Exchange Act. As AstraZeneca is a "foreign private issuer," under the rules adopted under the U.S. Exchange Act it is exempt from certain of the requirements of the U.S. Exchange Act, including the proxy and information provisions of Section 14 of the U.S. Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the U.S. Exchange Act.

        You may obtain copies of these reports, statements and other information at the website maintained by the SEC at http://www.sec.gov. The information contained on the SEC's website is not incorporated by reference into this proxy statement/prospectus.

        You may also access the SEC filings and obtain other information about Alexion and AstraZeneca through the websites maintained by Alexion and AstraZeneca at http://www.alexion.com and http://www.AstraZeneca.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus. You should not rely on such information in deciding whether to approve the merger proposal unless such information is in this proxy statement/prospectus or has been incorporated by reference into this proxy statement/prospectus.

Incorporation of Certain Documents by Reference

        The SEC allows Alexion and AstraZeneca to "incorporate by reference" information into this proxy statement/prospectus. This means that Alexion and AstraZeneca can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus or incorporated by reference subsequent to the date of this proxy statement/prospectus.

        This proxy statement/prospectus incorporates by reference the documents listed below that Alexion and AstraZeneca have previously filed with the SEC. They contain important information about the companies and their financial condition. The following documents, which were filed by the companies with the SEC, are incorporated by reference into this proxy statement/prospectus (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

AstraZeneca Filings with the SEC (File No. 001-11960)	Period and/or Filing Date
Annual Report on Form 20-F	Year ended December 31, 2020

Alexion Filings with the SEC (File No. 000-27756)	Period and/or Filing Date
Annual Report on Form 10-K	Year ended December 31, 2020
Definitive proxy statements on Form DEF 14A	Filed March 26, 2020
Current Report on Form 8-K	Filed January 12, 2021, February 16, 2021 and March 15, 2021

*
Other than the portions of those documents not deemed to be filed.

        All documents filed by Alexion and AstraZeneca under Section 13(a), 13(c), 14 or 15(d) of the U.S. Exchange Act from the date of this proxy statement/prospectus to the completion of the offering will also be deemed to be incorporated into this proxy statement/prospectus by reference other than the portions of those documents not deemed to be filed. These documents include periodic reports, such as Annual Reports on Form 10-K and 20-F, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K under the U.S. Exchange Act), proxy statements and, to the extent, if any, AstraZeneca designates therein that they are so incorporated, Reports of Foreign Private Issuer on Form 6-K that AstraZeneca furnishes to the SEC.

        In addition, the description of AstraZeneca ADSs contained in AstraZeneca's registration statements under Section 12 of the U.S. Exchange Act is incorporated by reference.

        Alexion and AstraZeneca also incorporate by reference the merger agreement attached to this proxy statement/prospectus as Annex A.

        AstraZeneca has supplied all information contained in this proxy statement/prospectus relating to AstraZeneca, and Alexion has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Alexion.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

        You may also obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by requesting them in writing or by telephone from the appropriate company at the addresses below, or from the SEC through the SEC's website at http://www.sec.gov. AstraZeneca shareholders and Alexion stockholders may request a copy of such documents by contacting:

Alexion Pharmaceuticals, Inc.	AstraZeneca PLC
121 Seaport Boulevard	1 Francis Crick Avenue
Boston, Massachusetts 02210	Cambridge Biomedical Campus
Attention: Investor Relations	Cambridge CB2 0AA
Telephone: 1-475-230-2596	England
Attention: Investor Relations
Telephone: +44-20-3749-5000

        In addition, you may obtain copies of any document incorporated in this proxy statement/prospectus, without charge, by visiting the websites maintained by Alexion and AstraZeneca at http://www.alexion.com and http://www.AstraZeneca.com, respectively.

        If you would like to request documents, please do so by May 4, 2021 to receive them before the Alexion special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

        Alexion and AstraZeneca have not authorized anyone to give any information or make any representation about the transaction, the Alexion special meeting or Alexion and AstraZeneca that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Alexion and AstraZeneca have incorporated into this proxy statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies, and neither the mailing of this proxy statement/prospectus to shareholders nor the issuance of AstraZeneca ADSs in the transaction should create any implication to the contrary.

Annex A—Agreement and Plan of Merger

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

December 12, 2020

among

ASTRAZENECA PLC,

DELTA OMEGA SUB HOLDINGS INC.,

DELTA OMEGA SUB HOLDINGS INC. 1,

DELTA OMEGA SUB HOLDINGS LLC 2

and

ALEXION PHARMACEUTICALS, INC.

Page
ARTICLE I DEFINITIONS		A-2
Section 1.01	Definitions	A-2
Section 1.02	Other Definitional and Interpretative Provisions	A-17
ARTICLE II CLOSING; THE MERGER		A-18
Section 2.01	Closing	A-18
Section 2.02	The Mergers	A-18
Section 2.03	Conversion and Cancellation of Shares in the First Merger	A-19
Section 2.04	Conversion of Shares in the Second Merger	A-20
Section 2.05	Surrender and Payment	A-20
Section 2.06	Dissenting Shares	A-23
Section 2.07	Company Equity Awards	A-23
Section 2.08	Adjustments	A-25
Section 2.09	Fractional ADSs	A-25
Section 2.10	Withholding Rights	A-25
Section 2.11	Lost Certificates	A-25
Section 2.12	Further Assurances	A-26
ARTICLE III ORGANIZATIONAL DOCUMENTS; DIRECTORS AND OFFICERS		A-26
Section 3.01	Certificate of Incorporation and Bylaws of the First Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company	A-26
Section 3.02	Directors and Officers of the First Surviving Corporation and Surviving Company	A-26
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-26
Section 4.01	Corporate Existence and Power	A-26
Section 4.02	Corporate Authorization	A-27
Section 4.03	Governmental Authorization	A-27
Section 4.04	Non-contravention	A-27
Section 4.05	Capitalization	A-28
Section 4.06	Subsidiaries	A-28
Section 4.07	SEC Filings and the Sarbanes-Oxley Act	A-29
Section 4.08	Financial Statements and Financial Matters	A-30
Section 4.09	Disclosure Documents	A-31
Section 4.10	Absence of Certain Changes	A-31
Section 4.11	No Undisclosed Material Liabilities	A-32
Section 4.12	Litigation	A-32
Section 4.13	Permits	A-32
Section 4.14	Compliance with Laws	A-33
Section 4.15	Regulatory Matters	A-33
Section 4.16	Material Contracts	A-35
Section 4.17	Taxes	A-37
Section 4.18	Employees and Employee Benefit Plans	A-38
Section 4.19	Labor Matters	A-40
Section 4.20	Intellectual Property	A-41
Section 4.21	Properties	A-43
Section 4.22	Environmental Matters	A-43
Section 4.23	FCPA; Anti-Corruption; Sanctions	A-43

A-i

A-ii

EXHIBITS

Exhibit A—Form of Parent Tax Certificate

Exhibit B—Form of Company Tax Certificate

A-iii

AGREEMENT AND PLAN OF MERGER

        This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of December 12, 2020, is by and among AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales ("Parent"), Delta Omega Sub Holdings Inc., a Delaware corporation and a wholly owned Subsidiary of Parent ("Bidco"), Delta Omega Sub Holdings Inc. 1, a Delaware corporation and a direct, wholly owned Subsidiary of Bidco ("Merger Sub I"), Delta Omega Sub Holdings LLC 2, a Delaware limited liability company and a direct, wholly owned Subsidiary of Bidco ("Merger Sub II" and, together with Merger Sub I, "Merger Subs") and Alexion Pharmaceuticals, Inc., a Delaware corporation (the "Company").

        WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company's stockholders, and (iv) recommended the adoption of this Agreement by the Company's stockholders;

        WHEREAS, the Board of Directors (or a duly and unaninmously authorized committee of the Board of Directors) of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby would most likely promote the success of Parent for the benefit of its shareholders as a whole, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved that the approval of this Agreement and the transactions contemplated hereby be submitted to a vote at a meeting of Parent's shareholders, and (iv) resolved to recommend the approval of this Agreement and the transactions contemplated hereby by Parent's shareholders;

        WHEREAS, the Boards of Directors of Bidco and Merger Sub I have unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of their respective companies and stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), and (iii) directed that this Agreement be submitted to their respective stockholders for its approval and adoption;

        WHEREAS, the Board of Directors of Merger Sub II has unanimously (i) determined that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of such Merger Sub II and its sole member, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby (including the Mergers), and (iii) directed that this Agreement be submitted to the sole member of Merger Sub II for its approval and adoption;

        WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Mergers, taken together, shall qualify (A) as a "reorganization" within the meaning of Section 368(a) of the Code and (B) for an exception to the general rule of Section 367(a)(1) of the Code, and (ii) this Agreement be, and is hereby adopted as, a "plan of reorganization" for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations promulgated thereunder; and

        WHEREAS, the Company, Parent, Bidco, Merger Sub I and Merger Sub II desire to make certain representations, warranties, covenants and agreements specified in this Agreement in connection with the transactions contemplated hereby (including the Mergers) and to prescribe certain conditions to the transactions contemplated hereby (including the Mergers).

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.01    Definitions.

        (a)   As used in this Agreement, the following terms have the following meanings:

        "1933 Act" means the U.S. Securities Act of 1933.

        "1934 Act" means the U.S. Securities Exchange Act of 1934.

        "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlled" and "controlling" have meanings correlative thereto.

        "Antitrust Laws" means the Sherman Act of 1890, the Clayton Act of 1914, the Federal Trade Commission Act of 1914, the HSR Act and all other federal, state and foreign Applicable Laws in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade or regulating foreign investment.

        "Applicable Law(s)" means, with respect to any Person, any federal, state, foreign or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, executive order, Order or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding on or applicable to such Person, as the same may be amended from time to time unless expressly specified otherwise in this Agreement. References to "Applicable Law" or "Applicable Laws" shall be deemed to include the FDCA, the rules, regulations and administrative policies of or promulgated under the FDA, the PHSA, the EMA, the Bribery Legislation, the Sanctions Laws, the Antitrust Laws and the U.K. Code.

        "Bribery Legislation" means all Applicable Laws relating to the prevention of bribery, corruption and money laundering, including the United States Foreign Corrupt Practices Act of 1977, the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation, the U.K. Bribery Act 2010 and the U.K. Proceeds of Crime Act 2002.

        "Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or London, England are authorized or required by Applicable Law to remain closed.

        "CA 2006" means the U.K. Companies Act 2006 and any statutory instruments made under it, and every statutory modification or re-enactment thereof for the time being in force.

        "Code" means the U.S. Internal Revenue Code of 1986.

        "Companies House" means the U.K. Registrar of Companies.

        "Company Acquisition Proposal" means any indication of interest, proposal or offer from any Person or Group, other than Parent and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of the Company or any of its Subsidiaries (including securities of Subsidiaries) equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 20% or more of the outstanding voting power of the Company or the outstanding shares of Company Common Stock, or (iv) merger, consolidation, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving the Company or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 20% or more of the consolidated assets of the Company, or to which 20% or more of the revenues or earnings of the Company on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 20% or more of the outstanding voting power of the Company or the surviving or resulting entity in such transaction, 20% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 20% or more of the outstanding shares of Company Common Stock.

        "Company Balance Sheet" means the unaudited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2020, and the footnotes to such consolidated balance sheet, in each case set forth in the Company's report on Form 10-Q for the fiscal quarter ended September 30, 2020.

        "Company Balance Sheet Date" means September 30, 2020.

        "Company Common Stock" means the common stock, par value $0.0001 per share, of the Company.

        "Company Disclosure Schedule" means the Company Disclosure Schedule delivered to Parent on the date of this Agreement.

        "Company Employee Plan" means any (i) "employee benefit plan" as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers' compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of the Company or any of its Subsidiaries or (B) for which the Company or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any statutory plan, statutory program and other statutory arrangement.

        "Company Equity Awards" means the Company Stock Options, the Company RSU Awards and the Company PSU Awards.

        "Company ESPP" means the Company's 2015 Employee Stock Purchase Plan.

        "Company Intellectual Property" means the Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries.

        "Company Intervening Event" means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of the Company as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Company Acquisition Proposal, (B) any change in the market price or trading volume of the Company Common Stock (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to Parent or any of its Affiliates (unless such event, change or circumstance constitutes a Parent Material Adverse Effect), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Mergers under the Antitrust Laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by this Agreement or (G) the fact, in and of itself, that the Company or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).

        "Company Material Adverse Effect" means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which the Company or any of its Subsidiaries operates, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Company Common Stock (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Mergers), the taking of any action required or expressly contemplated by this Agreement (other than, to the extent not excluded by another clause of this definition, the Company's compliance with its obligations pursuant to Section 6.01(a), except to the extent that Parent has unreasonably withheld a consent under Section 6.01(a)) or the identity of, or any facts or circumstances relating to Parent or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations (provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 4.04(c)) or with respect to the condition to Closing contained in Section 9.02(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law (or the interpretation thereof) of or by any Governmental Authority, (ix) any changes or prospective changes in GAAP (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (xi) any reduction in the credit rating of the Company or any of its Subsidiaries (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Company Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect), (xii) any epidemic, plague, pandemic or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities, including any impact on new drug approval processes or drug trials, (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Mergers) or (xiv) any regulatory, preclinical, clinical, pricing or reimbursement, or manufacturing events, changes, effects, developments or occurrences relating to any Company Product or any product of a competitor of the Company, including (A) any suspension, rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing, (B) any actions, requests, recommendations or decisions of (or the failure to take or delay in taking any actions or make any requests, recommendations or decisions by) any Governmental Authority, (C) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (D) any pre-clinical or clinical studies, tests or results or announcements thereof, (E) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (F) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, (G) any delay, hold or termination of approval with respect to the manufacture, processing, packing or testing of any Company Product or with respect to any manufacturing facilities, or (H) any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (xiv) side effects, adverse effects, adverse events, safety observations or manufacturing events that result in a broad based product recall of, or withdrawal from the market of, ULTOMIRIS, SOLIRIS or STRENSIQ, except that the matters referred to in clauses (i), (ii), (iv), (v), (viii), (ix), (x) or (xii) may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on the Company and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the operations in the biopharmaceutical industry of other participants in such industry, and then solely to the extent of such disproportionality.

        "Company Product" means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of the Company or any of its Subsidiaries.

        "Company Stock Plans" means any Company Employee Plan providing for equity or equity-based compensation, including the Company's 2017 Incentive Plan, the Company's Amended and Restated 2004 Incentive Plan, the Portola Pharmaceuticals, Inc. 2013 Equity Incentive Plan (as assumed by the Company), and the Portola Pharmaceuticals, Inc. Amended and Restated Inducement Plan (as assumed by the Company).

        "Company Superior Proposal" means any bona fide, written Company Acquisition Proposal made after the date of this Agreement, in circumstances not involving a breach of this Agreement, from any Person (other than Parent and its Subsidiaries or Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction, (i) all or substantially all of the non-"cash or cash equivalent" assets of the Company or (ii) more than fifty percent (50%) of the outstanding shares of Company Common Stock on terms that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Company Acquisition Proposal that the Board of Directors of the Company considers to be appropriate (including the identity of the Person making the Company Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), would result in a transaction that is more favorable to the Company's stockholders than the Mergers and (A) is not subject to any financing or due diligence conditionality and (B) is reasonably capable of being completed on the terms proposed.

        "Consent" means any consent, approval, waiver, license, permit, variance, exemption, franchise, clearance, authorization, acknowledgment, Order or other confirmation.

        "Contract" means any contract, agreement, obligation, understanding or instrument, lease, license or other legally binding commitment or undertaking of any nature that is or is intended to be legally binding; provided, that "Contracts" shall not include any Company Employee Plan or Parent Employee Plan.

        "Credit Agreement" means the Amended and Restated Credit Agreement, dated as of June 7, 2018, by and among Alexion Pharmaceuticals, Inc., as administrative borrower, the subsidiary borrowers party thereto, the lenders and other financial institutions party thereto and Bank of America, N.A., as administrative agent.

        "CREST" means the relevant system (as defined in the United Kingdom Uncertificated Securities Regulations 2001) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such regulations).

        "CVR" means a CVR, as defined in the CVR Agreement (as in effect as of the date of this Agreement).

        "CVR Agreement" means the Contingent Value Rights Agreement, dated as of January 28, 2020, among the Company and Computershare Inc.

        "Deposit Agreement" means the Amended and Restated Deposit Agreement, dated as of February 6, 2020, by and among Parent, Deutsche Bank Trust Company Americas, acting in its capacity as depositary (the "ADS Depository"), and all holders and beneficial owners of Parent ADSs.

        "DTRs" means the disclosure guidance and transparency rules made by the FCA acting under Part VI of FSMA (as set out in the FCA Handbook published by the FCA).

        "Environmental Law" means any Applicable Law relating to (i) the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances.

        "Environmental Permits" means all permits, licenses, franchises, consents (including consents required by Contract), variances, exemptions, orders, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Law and affecting, or relating to, the business of the Company or any of its Subsidiaries, or the business of Parent or any of its Subsidiaries, as applicable.

        "Equity Award Exchange Ratio" means the sum, rounded to the four decimal places, equal to (i) the Exchange Ratio, plus (ii) the quotient of (A) the Cash Consideration, divided by (B) the Parent ADS Price.

        "Equity Securities" means, with respect to any Person, (i) any shares of capital stock or other voting securities of, or other ownership interest in, such Person, (ii) any securities of such Person convertible into or exchangeable for shares of capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, (iii) any warrants, calls, options or other rights to acquire from such Person, or other obligations of such Person to issue, any capital stock or other voting securities of, or other ownership interests in, or securities convertible into or exchangeable for capital stock or other voting securities of, or other ownership interests in, such Person or any of its Subsidiaries, or (iv) any restricted shares, stock appreciation rights, performance units, contingent value rights, "phantom" stock or similar securities or rights issued by or with the approval of such Person that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, other membership, partnership or other ownership interests in, or any business, products or assets of, such Person or any of its Subsidiaries.

        "ERISA" means the Employee Retirement Income Security Act of 1974.

        "ERISA Affiliate" means, with respect to any entity, any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

        "Excepted Stockholder" means any stockholder of the Company that would be a "five-percent transferee shareholder" of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii) following the Mergers that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c).

        "FCA" means the United Kingdom Financial Conduct Authority.

        "FCPA" means the Foreign Corrupt Practices Act of 1977.

        "Filing" means any registration, petition, statement, application, schedule, form, declaration, notice, notification, report, submission or other filing.

        "Financing Sources" means the Persons that have entered into or will enter into commitment letters, credit agreements, indentures or other agreements with Parent and/or one or more subsidiaries of Parent in connection with the Debt Financing, including any applicable agents, arrangers, lenders, underwriters, initial purchasers and other entities that provide or arrange all or part of the Debt Financing and their respective Representatives, Affiliates, successors and assigns; provided, that neither Parent nor any Affiliate of Parent shall be a Financing Source.

        "FRC" means the U.K. Financial Reporting Council.

        "FSMA" means the U.K. Financial Services and Markets Act 2000.

        "GAAP" means United States generally accepted accounting principles.

        "Governmental Authority" means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency, commission or official, including any political subdivision thereof, or any non-governmental self-regulatory agency, commission or authority and any arbitral tribunal.

        "Group" means a "group" as defined in Section 13(d) of the 1934 Act.

        "Hazardous Substance" means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a "pollutant" or "contaminant" or words of similar meaning under any Environmental Law or that is otherwise regulated by any Governmental Authority with jurisdiction over the environment or natural resources, including petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos-containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union.

        "Intellectual Property Rights" means any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications (including all divisions, continuations, continuations-in-part, reissues and reexaminations, and any extensions and counterparts of patents), statutory invention registrations, registered designs, and similar or equivalent rights in inventions ("Patents"); (ii) trademarks, service marks, trade dress, trade names, logos, and other designations or indicia of origin, and all registrations and applications relating to the foregoing ("Marks"); (iii) domain names, uniform resource locators, Internet Protocol addresses, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services; (iv) registered and unregistered copyrights and any other equivalent rights in works of authorship (whether or not registerable, including rights in software as a work of authorship) and any other related rights of authors, all registrations and applications to register the same, and all renewals, extensions, reversions and restorations thereof ("Copyrights"); (v) trade secrets and industrial secret rights, and rights in know-how, data and confidential or proprietary business or technical information, including formulations, formulae, technical, research, clinical and other data, in each case, that derives independent economic value, whether actual or potential, from not being known to other Persons ("Trade Secrets"); and (vi) other similar or equivalent intellectual property or proprietary rights anywhere in the world.

        "knowledge" means (i) with respect to the Company, the actual knowledge of those individuals set forth in Section 1.01 of the Company Disclosure Schedule and (ii) with respect to Parent, the actual knowledge of those individuals set forth in Section 1.01 of the Parent Disclosure Schedule. None of the individuals set forth in Section 1.01 of the Company Disclosure Schedule or Section 1.01 of the Parent Disclosure Schedule shall have any personal liability or obligations regarding such knowledge.

        "Licensed Intellectual Property" means any and all Intellectual Property Rights owned by a Third Party and licensed (including sublicensed) or otherwise granted to the Company of any of its Subsidiaries.

        "Lien" means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or other encumbrance of any kind in respect of such property or asset.

        "Listing Rules" means the listing rules made by the FCA pursuant to Part VI of the FSMA and contained in the FCA's publication of the same name.

        "LSE" means London Stock Exchange plc.

        "MAR" means Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse.

        "Order" means any order, writ, decree, judgment, award, injunction, ruling, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority (in each case, whether temporary, preliminary or permanent).

        "Parent Acquisition Proposal" means any indication of interest, proposal or offer from any Person or Group, other than the Company and its Subsidiaries, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of assets of Parent or any of its Subsidiaries (including securities of Subsidiaries) equal to 50% or more of the consolidated assets of Parent, or to which 50% or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, (ii) direct or indirect acquisition or issuance (whether in a single transaction or a series of related transactions) of 50% or more of the outstanding voting power of Parent or the Parent Ordinary Shares, (iii) tender offer or exchange offer that, if consummated, would result in such Person or Group beneficially owning 50% or more of the outstanding voting power of Parent or the Parent Ordinary Shares, or (iv) merger, consolidation, share exchange, business combination, scheme of arrangement, joint venture, reorganization, recapitalization, liquidation, dissolution or similar transaction or series of related transactions involving Parent or any of its Subsidiaries, under which such Person or Group or, in the case of clause (B), the stockholders or equityholders of any such Person or Group would acquire, directly or indirectly, (A) assets equal to 50% or more of the consolidated assets of Parent, or to which 50% or more of the revenues or earnings of Parent on a consolidated basis are attributable for the most recent fiscal year for which audited financial statements are then available, or (B) beneficial ownership of 50% or more of the outstanding voting power of Parent or the surviving or resulting entity in such transaction, 50% or more of the outstanding equity or voting securities of the surviving or resulting entity in such transaction or 50% or more of the outstanding Parent Ordinary Shares.

        "Parent ADS" means an American depositary share of Parent representing a beneficial interest in 0.5 Parent Ordinary Shares.

        "Parent ADS Price" means the average of the volume weighted averages of the trading prices of Parent ADSs on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by Parent and the Company in good faith) on each of the five consecutive trading days ending on (and including) the trading day that is two trading days prior to the Closing Date.

        "Parent Balance Sheet" means the unaudited consolidated balance sheet of Parent and its Subsidiaries as of September 30, 2020, and the footnotes to such consolidated balance sheet, in each case set forth in Parent Public Documents.

        "Parent Balance Sheet Date" means September 30, 2020.

        "Parent Disclosure Schedule" means the Parent Disclosure Schedule delivered to the Company on the date of this Agreement.

        "Parent Employee Plan" means any (i) "employee benefit plan" as defined in Section 3(3) of ERISA, (ii) compensation, employment, consulting, severance, termination protection, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, workers' compensation, supplemental unemployment benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case whether or not written (A) that is sponsored, maintained, administered, contributed to or entered into by Parent or any of its Subsidiaries for the current or future benefit of any director, officer, employee or individual consultant (including any former director, officer, employee or individual consultant) of Parent or any of its Subsidiaries or (B) for which Parent or any of its Subsidiaries has any direct or indirect liability and, in each case, other than any statutory plan, statutory program and other statutory arrangement.

        "Parent Equity Awards" means the Parent Stock Options, the Parent ADS Options, the Parent RSU Awards and the Parent PSU Awards.

        "Parent Intellectual Property" means the Intellectual Property Rights owned or purported to be owned by Parent or its Subsidiaries.

        "Parent Intervening Event" means any material event, change, effect, development or occurrence that (i) was not known or reasonably foreseeable to the Board of Directors of Parent as of or prior to the date of this Agreement and (ii) does not relate to or involve (A) any Parent Acquisition Proposal, (B) any change in the market price or trading volume of the Parent ADSs or Parent Ordinary Shares (provided, that the underlying cause of such change may be taken into account, to the extent otherwise permitted by this definition), (C) any event, change or circumstance relating to the Company or any of its Affiliates (unless such event, change or circumstance constitutes a Company Material Adverse Effect), (D) any change in conditions generally (including any regulatory changes) affecting the industries or sectors in which the Company, Parent or any of their respective Subsidiaries operates, (E) clearance of the Mergers under the Antitrust Laws or any matters relating thereto or arising therefrom, (F) the taking of any action required or expressly contemplated by this Agreement or (G) the fact, in and of itself, that Parent or any of its Subsidiaries has met or exceeded any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that the underlying cause thereof may be taken into account, to the extent otherwise permitted by this definition).

        "Parent Material Adverse Effect" means any event, change, effect, circumstance, fact, development or occurrence that has a material adverse effect on the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole; provided, that no event, change, effect, circumstance, fact, development or occurrence to the extent resulting from, arising out of, or relating to any of the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account in determining whether there has been or would reasonably be expected to be a Parent Material Adverse Effect: (i) any changes in general United States or global economic conditions or other general business, financial or market conditions, (ii) any changes in conditions generally affecting the industries in which Parent or any of its Subsidiaries operates, (iii) fluctuations in the value of any currency, (iv) any decline, in and of itself, in the market price or trading volume of the Parent Ordinary Shares (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (v) regulatory, legislative or political conditions or conditions in securities, credit, financial, debt or other capital markets, in each case in the United States or any foreign jurisdiction, (vi) any failure, in and of itself, by Parent or any of its Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions, revenues, earnings or other financial or operating metrics for any period (provided, that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (vii) the execution and delivery of this Agreement, the public announcement or the pendency of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement (including the Mergers), the taking of any action required or expressly contemplated by this Agreement (other than, to the extent not excluded by another clause of this definition, Parent's compliance with its obligations pursuant to Section 7.01(a), except to the extent that the Company has unreasonably withheld a consent under Section 7.01(a)) or the identity of, or any facts or circumstances relating to the Company or any of its Subsidiaries, including the impact of any of the foregoing on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with Governmental Authorities, customers, suppliers, partners, officers, employees or other material business relations

(provided, that the foregoing shall not apply with respect to any representation or warranty that is expressly intended to address the consequences of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby (including Section 5.04(c)) or with respect to the condition to Closing contained in Section 9.03(b), to the extent it relates to such representations and warranties), (viii) any adoption, implementation, promulgation, repeal, modification, amendment, authoritative interpretation, change or proposal of any Applicable Law (or the interpretation thereof) of or by any Governmental Authority, (ix) any changes or prospective changes in IFRS (or authoritative interpretations thereof), (x) geopolitical conditions, the outbreak or escalation of hostilities, civil or political unrest, any acts of war, sabotage, cyberattack or terrorism, or any escalation or worsening of any such acts of war, sabotage, cyberattack or terrorism threatened or underway as of the date of this Agreement, (xi) any reduction in the credit rating of Parent or any of its Subsidiaries (it being understood and agreed that any events, changes, effects, circumstances, facts, developments or occurrences giving rise to or contributing to such reduction that are not otherwise excluded from the definition of Parent Material Adverse Effect may be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect), (xii) any epidemic, plague, pandemic or other outbreak of illness or public health event, hurricane, earthquake, flood, calamity or other natural disasters, acts of God or any change resulting from weather conditions (or any worsening of any of the foregoing), including the response of governmental and non-governmental entities, including any impact on new drug approval processes or drug trials, (xiii) any claims, actions, suits or proceedings arising from allegations of a breach of fiduciary duty or violation of Applicable Law relating to this Agreement or the transactions contemplated hereby (including the Mergers) or (xiv) any regulatory, preclinical, clinical, pricing or reimbursement, or manufacturing events, changes, effects, developments or occurrences relating to any Parent Product or any product of a competitor of Parent, including (A) any suspension, rejection or refusal of, any request to refile or any delay in obtaining or making any regulatory application or filing, (B) any actions, requests, recommendations or decisions of (or the failure to take or delay in taking any actions or make any requests, recommendations or decisions by) any Governmental Authority, (C) any recommendations, statements or other pronouncements made, published or proposed by professional medical organizations, (D) any pre-clinical or clinical studies, tests or results or announcements thereof, (E) any decision or action by any Governmental Authority (or other payor) with respect to pricing and/or reimbursement, (F) any delay, hold or termination of any clinical trial or any delay, hold or termination of any planned application for marketing approval, (G) any delay, hold or termination of approval with respect to the manufacture, processing, packing or testing of any Parent Product or with respect to any manufacturing facilities, or (H) any increased incidence or severity of any previously identified side effects, adverse effects, adverse events or safety observations or reports of new side effects, adverse effects, adverse events or safety observations, but excluding in the case of this clause (xiv) side effects, adverse effects, adverse events, safety observations or manufacturing events that result in a broad based product recall of, or withdrawal from the market of, any Parent Product, except that the matters referred to in clauses (i), (ii), (iv), (v), (viii), (ix), (x) or (xii), may be taken into account (to the extent not excluded by another clause of this definition) to the extent that the impact of any such event, change, effect, circumstance, fact, development or occurrence on Parent and its Subsidiaries, taken as a whole, is disproportionately adverse relative to the adverse impact of such event, change, effect, circumstance, fact, development or occurrence on the operations in the pharmaceutical industry of other participants in such industry, and then solely to the extent of such disproportionality.

        "Parent Ordinary Shares" means the ordinary shares, par value $0.25 per share, of Parent.

        "Parent Product" means each product or product candidate that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of Parent or any of its Subsidiaries.

        "Parent Prospectus" means a prospectus to be approved by the FCA and published by the Parent in accordance with PR 3.2 of the Prospectus Regulation Rules in connection with the transactions contemplated hereby, including any supplement or amendment thereto.

        "Parent Shares Admission" means the admission of the Parent Ordinary Shares (including the Parent Ordinary Shares underlying the Parent ADSs) issuable pursuant to the Merger and, if required by the FCA, the readmission of the Parent Ordinary Shares outstanding immediately prior to the First Effective Time (i) to the premium segment of the Official List, and (ii) to trading on the LSE's main market for listed securities.

        "Parent Stock Plans" means any Parent Employee Plan providing for equity or equity-based compensation, including Parent's Performance Share Plan 2020 and Parent's Global Restricted Stock Plan.

        "Parent Superior Proposal" means any bona fide, written Parent Acquisition Proposal made after the date of this Agreement, in circumstances not involving a breach of this Agreement, from any Person (other than the Company and its Subsidiaries or Affiliates) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or similar acquisition transaction, (i) all or substantially all of the non-"cash or cash equivalent" assets of Parent or (ii) more than fifty percent (50%) of the outstanding Parent Ordinary Shares on terms that the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into account all the terms and conditions of the Parent Acquisition Proposal that the Board of Directors of Parent considers to be appropriate (including the identity of the Person making the Parent Acquisition Proposal and the expected timing and likelihood of consummation, any governmental or other approval requirements (including divestitures and entry into other commitments and limitations), break-up fees, expense reimbursement provisions, conditions to consummation and availability of necessary financing (including, if a cash transaction (in whole or in part), the availability of such funds and the nature, terms and conditionality of any committed financing)), would result in a transaction that is more favorable to Parent's shareholders than the Mergers and (A) is not subject to any financing or due diligence conditionality and (B) is reasonably capable of being completed on the terms proposed.

        "PBGC" means the Pension Benefit Guaranty Corporation.

        "Permitted Lien" means (i) any Liens for utilities or Taxes (A) not yet due and payable or (B) which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar Liens, (iii) pledges or deposits in connection with workers' compensation, unemployment insurance and other social security legislation, (iv) gaps in the chain of title evident from the records of the applicable Governmental Authority maintaining such records, easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (v) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not materially detract from the value or the use of the property subject thereto, (vi) statutory landlords' liens and liens granted to landlords under any lease, (vii) non-exclusive licenses granted under Intellectual Property Rights in the ordinary course of business, (viii) any purchase money security interests, equipment leases or similar financing arrangements, (ix) any Liens which are disclosed on the Company Balance Sheet (in the case of Liens applicable to the Company or any of its Subsidiaries) or the Parent Balance Sheet (in the case of Liens applicable to Parent or any of its Subsidiaries), or the notes thereto, (x) any Liens that are discharged at or prior to the Closing or (xi) any Liens that are not material to the Company and its Subsidiaries or Parent and its Subsidiaries, as applicable, taken as a whole.

        "Person" means any individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality of such government or political subdivision.

        "Personal Data" means any information defined as "personal data", "personally identifiable information", "personal information", or "protected health information" under any Privacy Legal Requirement or Privacy Commitment, and all information that can reasonably be used to identify a natural person.

        "Privacy Commitments" means (a) a contractual obligations to third parties with respect to Personal Data, and (b) any legally binding commitment (including any legally binding privacy policy) with respect to collection, processing, maintenance or transfer of Personal Data.

        "Privacy Legal Requirement" means all Applicable Laws that pertain to privacy or the processing of Personal Data, including (i) HIPAA, (ii) the California Consumer Privacy Act, (iii) U.S. state data security laws and regulations such as the New York SHIELD Act, the Massachusetts Standards for the protection of personal information of residents of the Commonwealth, 201 CMR 17, all state data breach notification laws, and state biometric privacy laws; (iv) applicable requirements of comparable state and foreign Applicable Laws such as the EU Data Protection Directive 95/46/EC of 24 October 1995, the EU General Data Protection Regulation 2016/679/EU of April 27, 2016 and all corresponding member state legislation, the EU ePrivacy Directive 2002/58/EC of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector as amended by Directive 2006/24/EC and Directive 2009/136/EC and the related implementing legislation of the EU Member States, (v) The United Kingdom's Data Protection Act 2018, (vi) Section 5 of the Federal Trade Commission Act as it applies to the receipt, access, use, disclosure, and security of consumer Personal Data, (vii) the Swiss Federal Act on Data Protection of June 19, 1992 (DPA) and its ordinances, (viii) the Japanese Act on the Protection of Personal Information, and (ix) CAN-SPAM, the Telephone Consumer Protection Act, Canada's anti-spam legislation and other similar Applicable Laws.

        "Prospectus Regulation" means Regulation (EU) No 2017/1129 of the European Parliament and of the Council of 14 June 2018 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market.

        "Prospectus Regulation Rules" means the prospectus regulation rules made by the FCA pursuant to Part VI of FSMA (as set out in the FCA Handbook published by the FCA).

        "Registered Intellectual Property" means all United States, international or foreign (i) Patents and Patent applications (including provisional applications, divisionals, reissues, reexaminations, continuations and continuations-in-part); (ii) registered Marks and applications to register Marks; (iii) registered Copyrights and applications for Copyright registration; (iv) registered Internet Properties; and (v) any other Intellectual Property Rights that are subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

        "Representatives" means, with respect to any Person, its officers, directors, employees, investment bankers, attorneys, accountants, auditors, consultants and other agents, advisors and representatives.

        "Required Information" means in relation to any party such information with respect to the business, operations, trading, financial condition, projections, prospects, significant changes, risks, material contracts or material disputes of, or any persons associated with, such party (including expressions of opinion, intention or expectation in relation to any of the foregoing).

        "Sanctioned Country" means any of Crimea, Cuba, Iran, North Korea, Sudan, and Syria.

        "Sanctioned Person" means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including (i) any Person identified in any list of Sanctioned Persons maintained by (A) the United States Department of Treasury, Office of Foreign Assets Control, the United States Department of Commerce, Bureau of Industry and Security or the United States Department of State, (B) Her Majesty's Treasury of the United Kingdom, (C) any committee of the United Nations Security Council, or (D) the European Union, (ii) any Person located, organized, or resident in, organized in, or a Governmental Authority or government instrumentality of, any Sanctioned Country and (iii) any Person directly or indirectly 50% or more owned or controlled by, or acting for the benefit or on behalf of, a Person described in clause (i) or (ii).

        "Sanctions Laws" means all Applicable Laws concerning economic sanctions, including embargoes, export restrictions, the ability to make or receive international payments, the freezing or blocking of assets of targeted Persons, the ability to engage in transactions with specified Persons or countries or the ability to take an ownership interest in assets of specified Persons or located in a specified country, including any Applicable Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Subsidiary" means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by such Person. For purposes of this Agreement, a Subsidiary shall be considered a "wholly owned Subsidiary" of a Person as long as such Person directly or indirectly owns all of the securities or other ownership interests (excluding any securities or other ownership interests held by an individual director or officer required to hold such securities or other ownership interests pursuant to Applicable Law) of such Subsidiary.

        "Tax" means any income, gross receipts, franchise, sales, use, ad valorem, property, payroll, withholding, excise, severance, transfer, employment, estimated, alternative or add-on minimum, value added, stamp, occupation, premium, environmental or windfall profits taxes, and any other taxes or similar charges, fees, levies, imposts, customs, duties or other assessments, together with any interest, penalties and additions to tax, in each case, imposed in respect thereof by any federal, state, local, non-U.S. or other Taxing Authority.

        "Tax Return" means any report, return, document, statement, declaration or other information filed or required to be filed with any Taxing Authority with respect to Taxes, including information returns, claims for refunds, and any documents with respect to or accompanying payments of estimated Taxes, and including any attachment thereto and any amendment thereof.

        "Taxing Authority" means any Governmental Authority responsible for the imposition or collection of any Tax.

        "Third Party" means any Person or Group, other than the Company, Parent or any of their respective Affiliates or Representatives.

        "U.K. Code" means the United Kingdom City Code on Takeovers and Mergers.

        "VAT" means (i) any tax charged or imposed pursuant to Council Directive 2006/112/EC or any national legislation implementing such Directive; and (ii) to the extent not included in (i), any value added tax imposed by the U.K. Value Added Tax Act 1994 and any related secondary legislation, regardless of whether or not the UK is a member of the European Union or continues to be subject to such Directive.

        "Willful Breach" means a material breach of this Agreement that is the result of a willful or intentional act or failure to act where the breaching party knows, or could reasonably be expected to have known, that the taking of such act or failure to act could result in a material breach of this Agreement.

        (b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
ADS Depository	1.01(a)
Affected Employees	7.05(a)
Agreement	Preamble
Assumed PSU Award	2.07(c)
Assumed RSU Award	2.07(b)(i)
Bankruptcy and Equity Exceptions	4.02(a)
Benefits Continuation Period	7.05(a)
Bidco	Preamble
Bridge Facility Agreement	5.21(a)
Cancellation	2.03(a)
Cash Consideration	2.03(a)
Certificate	2.03(d)
Claim Expenses	7.04(a)
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Additional Amounts	10.03(g)

Company Adverse Recommendation Change	6.02(a)
Company Approval Time	6.02(b)
Company Board Recommendation	4.02(b)
Company Material Contract	4.16(a)
Company No Vote Payment	10.03(e)
Company Organizational Documents	4.01
Company Payment	10.03(f)
Company Permits	4.13
Company Preferred Stock	4.05(a)
Company PSU Award	2.07(c)
Company Registered IP	4.20(a)
Company Regulatory Agency	4.15(a)
Company Regulatory Permits	4.15(a)
Company RSU Award	2.07
Company SEC Documents	4.07
Company Stock Option	2.07(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	8.04(a)
Company Tax Certificate	8.11(b)
Company Tax Counsel	9.03(d)
Company Termination Payment	10.03(a)
Confidentiality Agreement	8.01(a)
Copyrights	1.01(a)
D&O Claim	7.04(a)
D&O Indemnified Parties	7.04(a)
D&O Indemnifying Parties	7.04(a)

Term	Section
Debt Financing	6.03(a)
Designated Directors	8.09(a))
DGCL	2.02(a)
Dissenting Shares	2.06
Dissenting Stockholders	2.06
DLLCA	2.02(a)
EMA	4.15(d)
End Date	10.01(b)(i)
Exchange Agent	2.05(a)
Exchange Agent Agreement	2.05(a)
Exchange Fund	2.05(a)
Exchange Ratio	2.03(a)
Excluded Shares	2.03(a)
FDA	4.15(a)
FDCA	4.15(a)
First Certificate of Merger	2.02(a)
First Effective Time	2.02(a)
First Merger	2.02(b)
First Surviving Corporation	2.02(b)
Foreign Antitrust Laws	4.03
Form F-4	8.03(a)
Form F-6	8.03(a)
internal controls	4.07(h)
Lease	4.21
Marks	1.01(a)
Maximum Premium	7.04(b)
Merger Consideration	2.03(a)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mergers	2.02(b)
Nasdaq	4.03
Net Option Share	2.07(a)
New Company Plans	7.05(a)
Non-U.S. Plan	4.18(h)
Outside Counsel Only Material	8.01(b)
Parent	Preamble
Parent Additional Amounts	10.03(g)
Parent ADS Issuance	5.02(a)
Parent ADS Options	5.05(a)
Parent Adverse Recommendation Change	7.02(a)
Parent Approval Time	7.02(b)
Parent Board Recommendation	5.02(b)
Parent Circular	8.03(a)
Parent Non-SEC Documents	5.07(a)
Parent Organizational Documents	5.01
Parent Permits	5.13
Parent PSU Awards	5.05(a)
Parent Public Documents	5.07(a)
Parent Regulatory Agency	5.15(a)

Term	Section
Parent Regulatory Permits	5.15(a)
Parent RSU Awards	5.05(a)
Parent SEC Documents	5.07(a)
Parent Shareholder Approval	5.02(a)
Parent Shareholder Meeting	8.04(b)
Parent Specified Contracts	5.16
Parent Stock Options	5.05(a)
Parent Tax Certificate	8.11(b)
Parent Termination Payment	10.03(c)
Patents	1.01(a)
PHSA	4.15(a)
principal executive officer	4.07(g)
principal financial officer	4.07(g)
Prospective Closing Date	2.01
Proxy Statement/Prospectus	8.03(a)
Regulation S-K	4.11
Regulation S-X	6.01(b)(xi)
Required Financing Amount	5.21(b)
Second Certificate of Merger	2.02(a)
Second Effective Time	2.02(a)
Second Merger	2.02(b)
Second Request	8.02(c)
Share Consideration	2.03(a)
Surviving Company	2.02(b)
Trade Secrets	1.01(a)
Transaction Litigation	8.07
Uncertificated Share	2.03(d)

        Section 1.02    Other Definitional and Interpretative Provisions.     The following rules of interpretation shall apply to this Agreement: (i) the words "hereof", "hereby", "herein" and "hereunder" and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (ii) the table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof; (iii) references to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified; (iv) all Exhibits and schedules annexed to this Agreement or referred to in this Agreement, including the Company Disclosure Schedule and the Parent Disclosure Schedule, are incorporated in and made a part of this Agreement as if set forth in full in this Agreement; (v) any capitalized term used in any Exhibit or schedules annexed to this Agreement, including the Company Disclosure Schedule or the Parent Disclosure Schedule, but not otherwise defined therein shall have the meaning set forth in this Agreement; (vi) any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and references to any gender shall include all genders; (vii) whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation", whether or not they are in fact followed by those words or words of like import; (viii) "writing", "written" and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (ix) references to any Applicable Law shall be deemed to refer to such Applicable Law as amended from time to time and to any rules or regulations promulgated thereunder; (x) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any schedule annexed to this Agreement, including the Company

Disclosure Schedule or the Parent Disclosure Schedule, such references shall only include any such amendments, modifications or supplements that are made available to Parent or the Company, as applicable; (xi) references to any Person include the successors and permitted assigns of that Person; (xii) references to "from" or "through" any date mean, unless otherwise specified, "from and including" or "through and including", respectively; (xiii) references to "dollars" and "$" means U.S. dollars; (xiv) references to "pounds" and "£" means United Kingdom pounds sterling; (xv) the term "made available" and words of similar import mean that the relevant documents, instruments or materials were (A) with respect to Parent, posted and made available to Parent on the Alexion Pharmaceuticals, Inc. due diligence data site (or in any "clean room" or as otherwise provided on an "outside counsel only" basis), or, with respect to the Company, posted or made available to the Company on the AstraZeneca PLC due diligence data site (or in any "clean room" or as otherwise provided on an "outside counsel only" basis), as applicable, in each case, at least one day prior to the date of this Agreement; (B) provided via electronic mail or in person at least one day prior to the date of this Agreement (including materials provided to outside counsel); or (C) filed or furnished to the SEC prior to the date of this Agreement; (xvi) the word "extent" in the phrase "to the extent" shall mean the degree to which a subject or other theory extends and such phrase shall not mean "if"; (xvii) it is understood that among the factors applicable to determining whether Parent or the Company has "unreasonably withheld, conditioned or delayed" consent under Section 6.01 or Section 7.01 of this Agreement, as applicable, are prevailing external economic, industry and regulatory circumstances; and (xviii) the parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

CLOSING; THE MERGER

        Section 2.01    Closing.     The closing of the Mergers (the "Closing") shall take place in New York City at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, 10019 at 8:00 a.m., Eastern time, on (a) the fifth Business Day (the "Prospective Closing Date") after the date the conditions set forth in Article IX (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of such conditions by the party or parties entitled to the benefit thereof at the Closing) have been satisfied or, to the extent permitted by Applicable Law, waived by the party or parties entitled to the benefit thereof or (b) if the Prospective Closing Date would fall on or after the End Date, then, on the Business Day immediately preceding the End Date, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree (the date on which the Closing occurs, the "Closing Date").

        Section 2.02    The Mergers.

        (a)   At the Closing, (i) the Company shall file a certificate of merger (the "First Certificate of Merger") with the Delaware Secretary of State and make all other filings or recordings required by the General Corporation Law of the State of Delaware (the "DGCL") in connection with the First Merger and (ii) immediately following the filing of the First Certificate of Merger, the First Surviving Corporation shall file a certificate of merger (the "Second Certificate of Merger") with the Delaware Secretary of State and make all other filings or recordings required by the DGCL and Limited Liability Company Act of the State of Delaware (the "DLLCA") in connection with the Second Merger. The First Merger shall become effective at such time (the "First Effective Time") as the First Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the First Certificate of Merger) and the Second Merger shall become effective at such time (the "Second Effective Time") as the Second Certificate of Merger is duly filed with the Delaware Secretary of State (or at such later time as Parent and the Company shall agree and is specified in the Second Certificate of Merger, but in any event following the First Effective Time and as soon as practicable following the First Effective Time).

        (b)   (i) At the First Effective Time, Merger Sub I shall be merged with and into the Company in accordance with the DGCL (the "First Merger"), whereupon the separate existence of Merger Sub I shall cease and the Company shall be the surviving corporation (the "First Surviving Corporation"), such that immediately following the First Merger, the First Surviving Corporation shall be a wholly owned direct subsidiary of Bidco and (ii) immediately (or as soon as practicable) following the First Merger, and as part of the same plan, at the Second Effective Time, the First Surviving Corporation shall be merged with and into Merger Sub II in accordance with the DGCL and DLLCA (the "Second Merger" and, together with the First Merger, the "Mergers"), whereupon the separate existence of the First Surviving Corporation shall cease and Merger Sub II shall be the surviving company (the "Surviving Company"), such that immediately following the Second Merger, the Surviving Company shall be a wholly owned direct subsidiary of Bidco.

        (c)   (i) From and after the First Effective Time, the First Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub I, all as provided under the DGCL and (ii) from and after the Second Effective Time, the Surviving Company shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the First Surviving Corporation and Merger Sub II, all as provided under the DGCL and DLLCA.

        Section 2.03    Conversion and Cancellation of Shares in the First Merger.     At the First Effective Time, by virtue of the First Merger and without any action on the part of Parent, Bidco, either Merger Sub, the Company or any holder of Company Common Stock, the common stock of Merger Sub I or limited liability interests in Merger Sub II:

        (a)   other than (i) shares of Company Common Stock to be cancelled or converted pursuant to Section 2.03(b) and (ii) Dissenting Shares (such shares together with the shares of Company Common Stock to be cancelled or converted pursuant to Section 2.03(b), collectively, the "Excluded Shares"), each share of Company Common Stock outstanding immediately prior to the First Effective Time shall be converted into, and shall thereafter represent only, the right to receive, (A) 2.1243 (the "Exchange Ratio") Parent ADSs (the "Share Consideration"), subject to Section 2.09 with respect to fractional Parent ADSs, and (B) $60.00 in cash without interest (the "Cash Consideration" and, together with the Share Consideration, the "Merger Consideration") and, immediately following such conversion, shall be automatically cancelled and cease to exist (the "Cancellation");

        (b)   (i) each share of Company Common Stock held by the Company as treasury stock or owned by Parent, Bidco or by either Merger Sub immediately prior to the First Effective Time (other than any such shares owned by Parent, Bidco or either Merger Sub in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account) shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto and (ii) each share of Company Common Stock held by any wholly owned Subsidiary of either the Company or Parent (other than Bidco and either Merger Sub) immediately prior to the First Effective Time shall be converted into a number of validly issued, fully paid and nonassessable Parent ADSs equal to the sum of (A) the Exchange Ratio and (B) the Cash Consideration divided by the Parent ADS Price;

        (c)   each share of common stock of Merger Sub I, par value $0.01 per share, issued and outstanding immediately prior to the First Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the First Surviving Corporation; and

        (d)   all outstanding shares of Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and (i) each share of Company Common Stock that was, immediately prior to the First Effective Time, represented by a certificate (each, a "Certificate") and (ii) each uncertificated share of Company Common Stock that, immediately prior to the First Effective Time, was registered to a holder on the stock transfer books of the Company (an "Uncertificated Share") shall (in each case, other than with respect to Excluded Shares) thereafter represent only the right to receive (A) the Merger Consideration and (B) with respect to the Share Consideration, the right to receive (1) any dividends or other distributions pursuant to Section 2.05(f) and (2) any cash in lieu of any fractional Parent ADSs pursuant to Section 2.09, in each case to be issued or paid in accordance with Section 2.05, without interest.

        Section 2.04    Conversion of Shares in the Second Merger.     At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Parent, Bidco, either Merger Sub, the Company or any holder of common stock of the First Surviving Corporation or common stock of Merger Sub II, (i) each limited liability company interest of Merger Sub II issued and outstanding immediately prior to the Second Effective Time shall remain outstanding as a limited liability company interest of the Surviving Company and shall not be affected by the Second Merger and (ii) each share of common stock of the First Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist, and no consideration shall be paid with respect thereto, such that, immediately following the Second Merger, the Surviving Company shall be a direct wholly owned subsidiary of Bidco.

        Section 2.05    Surrender and Payment.

        (a)   Prior to the First Effective Time, Parent and Bidco shall appoint a commercial bank or trust company reasonably acceptable to the Company (the "Exchange Agent") and enter into an exchange agent agreement with the Exchange Agent reasonably acceptable to the Company (the "Exchange Agent Agreement") for the purpose of exchanging (i) Certificates or (ii) Uncertificated Shares for the Merger Consideration payable in respect of the shares of Company Common Stock. As of the First Effective Time, in consideration of and in exchange for the issuance to Parent by Bidco of 1,900 shares of common stock of Bidco and the Cancellation, Parent shall allot Parent Ordinary Shares which may be represented in uncertificated form in CREST or American depositary receipts evidencing (or evidence of Parent ADSs in book-entry form representing) the Parent ADSs issuable pursuant to Section 2.03(a). As of the First Effective Time, Parent (in the case of (x)) and Parent or Bidco (in the case of (y)) shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Section 2.05 through the Exchange Agent, (x) American depositary receipts evidencing (or evidence of Parent ADSs in book-entry form representing) the Parent ADSs issuable pursuant to Section 2.03(a) in exchange for outstanding shares of Company Common Stock and (y) cash sufficient to pay the aggregate Cash Consideration payable pursuant to Section 2.03(a). Parent agrees to make available, directly or indirectly, to the Exchange Agent from time to time as needed additional cash sufficient to pay any dividends or other distributions to which such holders are entitled pursuant to Section 2.05(f) and cash in lieu of any fractional Parent ADSs to which such holder is entitled pursuant to Section 2.09. Promptly after the First Effective Time (and in no event more than two Business Days following the Closing Date), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Common Stock at the First Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and substantially finalized prior to the First Effective Time and which shall specify that (A) delivery shall be effected, and risk of loss and title shall pass, only on proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange and (B) each holder of shares of Company Common Stock may elect to receive a number of Parent Ordinary Shares in lieu of Parent ADSs as Share Consideration pursuant to Section 2.05(g). All certificates (or evidence of Parent ADSs in book-entry form) and cash deposited with the Exchange

Agent pursuant to this Section 2.05 shall be referred to in this Agreement as the "Exchange Fund". Parent shall cause, or shall procure that Bidco cause, the Exchange Agent to deliver the Merger Consideration contemplated to be issued or paid pursuant to this Article II out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent or Bidco; provided, that such cash shall only be invested in the manner provided in the Exchange Agent Agreement; provided, further, that no such investment or losses thereon shall affect the Merger Consideration payable to holders of Company Common Stock entitled to receive such consideration or cash in lieu of fractional interests and, to the extent necessary to pay the Merger Consideration, Parent shall promptly cause, or shall procure that Bidco cause, to be provided additional funds to the Exchange Agent for the benefit of holders of Company Common Stock entitled to receive such consideration in the amount of any such losses. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent on termination of the Exchange Fund.

        (b)   Each holder of shares of Company Common Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, on (i) surrender to the Exchange Agent of a Certificate, together with a properly completed and duly executed letter of transmittal, or (ii) receipt of an "agent's message" by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of each share of the Company Common Stock represented by such Certificate or Uncertificated Share (including cash in lieu of any fractional Parent ADSs and any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.05(f) and Section 2.09). The Parent ADSs constituting the Share Consideration, at Parent's option, shall be in uncertificated book-entry form, unless a physical American depository receipt evidencing such Parent ADSs is requested by a holder of shares of Company Common Stock or is otherwise required under Applicable Law.

        (c)   If any portion of the Merger Consideration (or cash in lieu of any fractional Parent ADSs or any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.05(f) and Section 2.09) is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any stamp duty, stamp duty reserve tax, transfer or similar Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such stamp duty, stamp duty reserve tax, transfer or similar Taxes have been paid or are not payable.

        (d)   From and after the First Effective Time, there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. If, after the First Effective Time, Certificates or Uncertificated Shares are presented to Parent, the First Surviving Corporation, the Surviving Company or the Exchange Agent for any reason, they shall be cancelled and exchanged for the Merger Consideration (and cash in lieu of any fractional Parent ADSs and any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.05(f) and Section 2.09) with respect thereto in accordance with the procedures set forth in, or as otherwise contemplated by, this Article II (including this Section 2.05).

        (e)   Any portion of the Exchange Fund that remains unclaimed by the holders of shares of Company Common Stock 12 months following the Closing Date shall be delivered to Parent or as otherwise instructed by Parent, and any such holder who has not exchanged shares of Company Common Stock for the Merger Consideration in accordance with this Section 2.05 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration (and cash in lieu of any fractional Parent ADSs and any dividends and distributions with respect to the Share Consideration as contemplated by Section 2.05(f) and Section 2.09), without any interest thereon. Notwithstanding the foregoing, Parent and its Subsidiaries (including Bidco, the Surviving Company and its Subsidiaries) shall not be liable to any holder of shares of Company Common Stock for any amounts properly paid to a public official in compliance with applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

        (f)    Following the surrender of any Certificates, along with the delivery of a properly completed and duly executed letter of transmittal, or the transfer of any Uncertificated Shares, in each case as provided in this Section 2.05, Parent shall pay, or cause to be paid, without interest, to the Person in whose name the Parent ADSs constituting the Share Consideration have been registered, (i) in connection with the payment of the Share Consideration, (x) the amount of any cash payable in lieu of fractional shares to which such Person is entitled pursuant to Section 2.09, and (y) the aggregate amount of all dividends or other distributions payable with respect to such Parent ADSs, with a record date on or after the First Effective Time that were paid prior to the time of such surrender or transfer, and (ii) at the appropriate payment date after the payment of the Merger Consideration, the amount of all dividends or other distributions payable with respect to whole Parent ADSs constituting the Share Consideration with a record date on or after the First Effective Time and prior to the time of such surrender or transfer and with a payment date subsequent to the time of such surrender or transfer. No dividends or other distributions with respect to Parent ADSs constituting the Share Consideration, and no cash payment in lieu of fractional shares pursuant to Section 2.09, shall be paid to the holder of any Certificates not surrendered or of any Uncertificated Shares not transferred until such Certificates are surrendered and the holder thereof delivers a properly completed and duly executed letter of transmittal or such or Uncertificated Shares are transferred, as the case may be, as provided in this Section 2.05.

        (g)   Notwithstanding anything in this Section 2.05 to the contrary, Parent shall cooperate with the Exchange Agent and ADS Depository, as necessary, to provide for (i) the ability of holders of Company Common Stock to elect to receive Parent Ordinary Shares in lieu of Parent ADSs and (ii) the delivery of such Parent Ordinary Shares in lieu of Parent ADSs as the Share Consideration (and in satisfaction of such obligation) to the extent elected by the holders of shares of Company Common Stock pursuant to Section 2.05(a). The number of Parent Ordinary Shares to be delivered in lieu of Parent ADSs shall be the number of underlying Parent Ordinary Shares represented by such Parent ADSs, subject to the delivery of cash in lieu of fractional Parent Ordinary Shares in accordance with this Section 2.05 and Section 2.09 which sections shall be applied mutatis mutandis with respect to those holders of Company Common Stock that elect to receive Parent Ordinary Shares in lieu of Parent ADSs.

        Section 2.06    Dissenting Shares.     Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the First Effective Time and that are held by a stockholder who is entitled to demand, and properly demands, appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (such stockholders, the "Dissenting Stockholders" and, such shares of Company Common Stock, the "Dissenting Shares"), shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the First Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively waived, withdrawn or lost rights to appraisal under the DGCL. If any Dissenting Stockholders shall have failed to perfect or shall have effectively waived, withdrawn or lost such rights, the Dissenting Shares held by such Dissenting Stockholder shall thereupon be deemed to have been converted into, as of the First Effective Time, and shall thereafter represent only the right to receive, the Merger Consideration as provided in Section 2.03(a) (and cash in lieu of any fractional Parent ADSs and any dividends and distributions with respect thereto as contemplated by Section 2.05(f) and Section 2.09), without interest, and immediately following such cancellation shall be automatically cancelled and cease to exist. The Company shall give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders' rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and Parent the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, settle or offer or agree to settle any such demands. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05 to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent (or to Bidco if Parent so directs) on demand.

        Section 2.07    Company Equity Awards.

        (a)    Company Stock Options.     At the First Effective Time, each compensatory option to purchase shares of Company Common Stock granted under any Company Stock Plan that is outstanding and unexercised immediately prior to the First Effective Time (each, a "Company Stock Option"), whether or not vested shall, by virtue of the First Merger and without further action on the part of the holder thereof, be cancelled in consideration for the right to receive, within five Business Days following the First Effective Time, the Merger Consideration, without interest and less applicable withholding Taxes, in respect of each Net Option Share subject to such Company Stock Option immediately prior to the First Effective Time. For purposes of this Agreement, "Net Option Share"means, with respect to a Company Stock Option, the quotient obtained by dividing (i) the product obtained by multiplying (A) the excess, if any, of the value of the Merger Consideration over the exercise price per share of Company Common Stock subject to such Company Stock Option immediately prior to the First Effective Time by (B) the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the First Effective Time by (ii) the value of the Merger Consideration. For purposes of the preceding sentence, the value of the component of the Merger Consideration that consists of Parent ADSs shall equal the product of (x) the Exchange Ratio and (y) the Parent ADS Price.

        (b)    Company Restricted Stock Units.     At the First Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that vests solely based on the passage of time (each, a "Company RSU Award") shall be treated as set forth in this Section 2.07.

            (i)  At the First Effective Time, each Company RSU Award held by a non-employee director shall, by virtue of the First Merger and without further action on the part of the holder thereof, become fully vested and cancelled and converted into the right to receive, within five Business Days following the First Effective Time, the Merger Consideration, without interest and less applicable withholding Taxes, with respect to each share of Company Common Stock subject to such Company RSU Award (or portion thereof) immediately prior to the First Effective Time; provided, that if application of this Section 2.07(b)(i) to any such Company RSU Award (or portion thereof) would result in the imposition of a penalty under Section 409A of the Code, then such Company RSU Award (or portion thereof) shall instead be converted into an Assumed RSU Award in accordance with Section 2.07(b)(ii).

           (ii)  At the First Effective Time, each Company RSU Award (or portion thereof) that is not covered by Section 2.07(b)(i) shall be assumed by Parent and shall be converted into a restricted unit award (each, an "Assumed RSU Award") that settles in a number of Parent ADSs equal to the number of shares of Company Common Stock underlying the Company RSU Award (or portion thereof) multiplied by the Equity Award Exchange Ratio, rounded up to the nearest whole number of shares. Each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company RSU Award immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a termination of the holder's employment in connection with or following the Merger).

        (c)    Company Performance-Based Restricted Stock Units.     At the First Effective Time, each restricted stock unit award with respect to shares of Company Common Stock outstanding under any Company Stock Plan that vests based on the achievement of performance goals (each, a "Company PSU Award") shall, by virtue of the First Merger and without further action on the part of the holder thereof, be assumed by Parent and converted into a restricted unit award (each, an "Assumed PSU Award") that settles in a number of Parent ADSs equal to the product of the number of shares of Company Common Stock underlying the Company PSU Award (with such number of shares determined by deeming the applicable performance goals to be achieved at the greater of (i) the target level and (ii) the actual level of achievement through the latest practicable date prior to the First Effective Time as determined by the Leadership and Compensation Committee of the Board of Directors of the Company prior to the First Effective Time), subject to a limit of 175% of target for Company PSU Awards granted in 2019 and subject to a limit of 150% of target for Company PSU Awards granted in 2020 multiplied by the Equity Award Exchange Ratio, rounded up to the nearest whole number of shares. Each Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company PSU Award (other than performance-based vesting conditions) immediately prior to the First Effective Time (including any terms and conditions relating to accelerated vesting on a termination of the holder's employment in connection with or following the Merger).

        (d)    Reservation of Shares.     As soon as practicable following the Closing Date (but in no event more than five Business Days following the Closing Date), Parent shall file a registration statement on Form S-8 (or any successor form) or, if required, Form F-3 (or any successor form), with respect to the issuance of the Parent ADSs subject to the Assumed RSU Awards and the Assumed PSU Awards and shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Assumed RSU Awards and the Assumed PSU Awards remain outstanding.

        (e)    Board Actions.     Prior to the First Effective Time, the Board of Directors of the Company (and/or the Leadership and Compensation Committee of the Board of Directors of the Company) and

the Board of Directors of Parent (and/or the Remuneration Committee of the Board of Directors of Parent) shall adopt such resolutions as are necessary to give effect to the transactions contemplated by this Section 2.07.

        (f)    Company ESPP.     As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering the Company ESPP) shall adopt such resolutions or take such other actions as may be required so that (i) participation in the Company ESPP shall be limited to those employees who are participants on the date of this Agreement, (ii) except to the extent necessary to maintain the status of the Company ESPP as an "employee stock purchase plan" within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement or make any separate non-payroll contributions to the Company ESPP on or following the date of this Agreement, (iii) no offering period shall be commenced after the date of this Agreement, and (iv) the Company ESPP shall terminate, effective on the earlier of the first purchase date following the date of this Agreement and the fifth trading day before the First Effective Time, but subsequent to the exercise of purchase rights on such purchase date (in accordance with the terms of the Company ESPP).

        Section 2.08    Adjustments.     Without limiting or affecting any of the provisions of Section 6.01 or Section 7.01, if, during the period between the date of this Agreement and the First Effective Time, any change in the outstanding Parent ADSs or outstanding Parent Ordinary Shares shall occur as a result of any reclassification, recapitalization, stock split (including reverse stock split), merger, offer (as defined in the U.K. Code), combination, scheme, exchange or readjustment of shares, subdivision or other similar transaction, or any stock dividend or distribution thereon with a record date during such period, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide the holders of shares of Company Common Stock and/or Company Equity Awards with the same economic effect as contemplated by this Agreement prior to such event.

        Section 2.09    Fractional ADSs.     Notwithstanding anything in this Agreement to the contrary, no fractional Parent ADSs shall be issued in the First Merger. Each holder of shares of Company Common Stock who would otherwise have been entitled to receive as a result of the First Merger a fraction of a Parent ADS (after aggregating all shares represented by the Certificates and Uncertificated Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount (rounded down to the nearest cent) representing such holder's proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such holders of fractional Parent ADSs that would otherwise be issued.

        Section 2.10    Withholding Rights.     Each of the Exchange Agent, Parent, Bidco, the First Surviving Corporation, the Surviving Company, and the Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Tax law. To the extent amounts so deducted and withheld are paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the deduction and withholding were made.

        Section 2.11    Lost Certificates.     If any Certificate shall have been lost, stolen or destroyed, on the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Company or the Exchange Agent, the posting by such Person of a customary bond issued for lost, stolen or destroyed stock certificates, in such reasonable amount as the Surviving Company or the Exchange Agent may direct, as indemnity against any claim that may be made against the Surviving Company or the Exchange Agent, with respect to such Certificate, the Exchange Agent shall, if such holder has otherwise delivered a properly completed and duly executed letter of transmittal, issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Common Stock represented by such Certificate, as contemplated by this Article II (including Section 2.05).

        Section 2.12    Further Assurances.     At and after the Second Effective Time, the officers and directors of the Surviving Company shall be authorized to execute and deliver, in the name and on behalf of the Company, any of its Subsidiaries or either Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any of its Subsidiaries or either Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Mergers.

ARTICLE III

ORGANIZATIONAL DOCUMENTS; DIRECTORS AND OFFICERS

        Section 3.01    Certificate of Incorporation and Bylaws of the First Surviving Corporation; Certificate of Formation and Limited Liability Company Agreement of the Surviving Company.     Subject to Section 7.04, (a) the certificate of incorporation and bylaws of Merger Sub I, as in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and bylaws, respectively, of the First Surviving Corporation from and after the First Effective Time until thereafter amended as provided therein or by Applicable Law and (b) the certificate of formation and limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Effective Time, shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Effective Time until thereafter amended as provided therein or by Applicable Law.

        Section 3.02    Directors and Officers of the First Surviving Corporation and Surviving Company.     (a)  From and after the First Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Sub I immediately prior to the First Effective Time shall be the directors of the First Surviving Corporation and (ii) the officers of the Company immediately prior to the First Effective Time shall be the officers of the First Surviving Corporation and (b) from and after the Second Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of the First Surviving Corporation immediately prior to the Second Effective Time shall be the directors of the Surviving Company and (ii) the officers of the First Surviving Corporation immediately prior to the Second Effective Time shall be the officers of the Surviving Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to Section 11.05, except (a) as disclosed in any Company SEC Document filed or furnished and publicly available on the SEC's Electronic Data Gathering Analysis and Retrieval System since January 1, 2019 and prior to the date that was three business days prior to the date of this Agreement or (b) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

        Section 4.01    Corporate Existence and Power.     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority would not reasonably be expected to, individually or in the aggregate, (a) have a Company Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers. The Company is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date of this Agreement (the "Company Organizational Documents").

        Section 4.02    Corporate Authorization.

        (a)   The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated by this Agreement are within the corporate powers and authority of the Company and, except for the Company Stockholder Approval, have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock adopting this Agreement is the only vote of the holders of any of the Company's capital stock necessary in connection with the consummation of the Mergers (the "Company Stockholder Approval"). This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent, Bidco and each Merger Sub) constitutes a valid, legal and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and subject to general principles of equity, regardless of whether enforcement is sought in a proceeding at law or in equity (collectively, the "Bankruptcy and Equity Exceptions")).

        (b)   At a meeting duly called and held, the Board of Directors of the Company unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of the Company and its stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the Company's stockholders, and (iv) recommending adoption of this Agreement by the Company's stockholders (such recommendation, the "Company Board Recommendation"). Except as permitted by Section 6.02, the Board of Directors of the Company has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

        Section 4.03    Governmental Authorization.     The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Antitrust Laws of any non-U.S. jurisdictions (collectively, "Foreign Antitrust Laws"), (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the rules of the NASDAQ Global Select Market ("Nasdaq"), and (e) any other actions, Consents or Filings the absence of which has not had and would not reasonably be expected to, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

        Section 4.04    Non-contravention.     Assuming compliance with the matters referred to in Section 4.03 and receipt of the Company Stockholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of Company Organizational Documents, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under, any provision of any Contract binding on the Company or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or consummate the Mergers.

        Section 4.05    Capitalization.

        (a)   The authorized capital stock of the Company consists of (i) 290,000,000 shares of Company Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share ("Company Preferred Stock"). As of the close of business on December 9, 2020, there were issued (A) 240,085,996 shares of Company Common Stock (of which 21,365,429 shares were held in treasury), (B) no shares of Company Preferred Stock, (C) Company Stock Options to purchase an aggregate of 2,372,634 shares of Company Common Stock, (D) 4,568,750 shares of Company Common Stock were subject to outstanding Company RSU Awards, (E) 1,056,176 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming target performance levels were achieved and 2,703,746 shares of Company Common Stock were subject to outstanding Company PSU Awards, determined assuming maximum performance levels were achieved, (F) (1) 9,502,104 additional shares of Company Common Stock were reserved for issuance pursuant to the Company Stock Plans and (2) 423,409 additional shares of Company Common Stock were reserved for issuance under the Company ESPP, (G) 152,681,745 CVRs subject to, and having the terms set forth in, the CVR Agreement. Except as set forth in this Section 4.05(a), as of the close of business on December 9, 2020, there are no issued, reserved for issuance or outstanding Equity Securities of the Company.

        (b)   All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. No Subsidiary of the Company owns any shares of capital stock of the Company (other than any such shares owned by Subsidiaries of the Company in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company have the right to vote. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of the Company. Neither the Company nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of the Company.

        Section 4.06    Subsidiaries.

        (a)   Each Subsidiary of the Company is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary's jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (b)   All of the issued and outstanding capital stock or other Equity Securities of each Subsidiary of the Company have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary's jurisdiction of incorporation, formation or organization, as applicable) and are owned by the Company, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of the Company. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent of the outstanding securities of any entity, the Company does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.

        Section 4.07    SEC Filings and the Sarbanes-Oxley Act.

        (a)   The Company has timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC by the Company since January 1, 2018 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Company SEC Documents"). No Subsidiary of the Company is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC.

        (b)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), the Company SEC Documents filed or furnished prior to the date of this Agreement complied, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 5.09 are true and correct) will comply, in all material respects with the applicable requirements of Nasdaq, the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.

        (c)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Company SEC Document filed or furnished prior to the date of this Agreement did not, and each Company SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement/Prospectus, that the representations and warranties set forth in Section 5.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (d)   Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, and as of the date of such amendment or supplement, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect.

        (e)   As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to any of the Company SEC Documents, and, to the knowledge of the Company, none of the Company SEC Documents are subject to ongoing SEC review.

        (f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is, and since January 1, 2019 has been, in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq.

        (g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company currently maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in the Company's reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the 1934 Act with respect to such reports. For purposes of this Agreement, "principal executive officer"and "principal financial officer"shall have the meanings given to such terms in the Sarbanes-Oxley Act.

        (h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company currently maintains a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) ("internal controls") designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of the Company's financial statements for external purposes in accordance with GAAP, and the Company's principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Company's auditors and the audit committee of the Board of Directors of the Company (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

        (i)    Since January 1, 2018, each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and Nasdaq.

        Section 4.08    Financial Statements and Financial Matters.

        (a)   The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents (or, if any such Company SEC Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Company SEC Document) present fairly in all material respects, in conformity with GAAP applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

        (b)   From January 1, 2018 to the date of this Agreement, the Company has not received written notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

        Section 4.09    Disclosure Documents.

        (a)   The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (i) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting or (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (b)   The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Circular will not, at the time the Parent Circular or any amendment or supplement thereto is submitted to the FCA, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading.

        (c)   The information relating to the Company and its Subsidiaries that is provided in writing by the Company, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in a Parent Prospectus will not, at the time a Parent Prospectus or any amendment or supplement thereto is submitted to the FCA, at the time a Parent Prospectus or any amendment or supplement thereto is made available to the public in accordance with the Prospectus Regulation Rules and at the time the Parent Shares Admission becomes effective, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in a Parent Prospectus inaccurate or misleading.

        (d)   Notwithstanding the foregoing provisions of this Section 4.09, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, a Parent Prospectus (if so required) or the Parent Circular that were not supplied by or on behalf of the Company.

        Section 4.10    Absence of Certain Changes.

        (a)   (i) Since the Company Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which the Company and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (ii) since the Company Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (b)   Since the Company Balance Sheet Date through the date of this Agreement, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the First Effective Time without Parent's consent, would constitute a breach of clause (ii), (iii)(C), (v), (vi), (vii) or (xi) of Section 6.01(b) (or solely with respect to the foregoing clauses, clause (xvi) of Section 6.01(b)).

        Section 4.11    No Undisclosed Material Liabilities.     There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by GAAP to be reflected on the consolidated balance sheet of the Company and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Company Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on the Company or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract) or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated under the 1933 Act ("Regulation S-K") that have not been so described in the Company SEC Documents.

        Section 4.12    Litigation.     There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority, (a) that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (b) that would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to claims, actions, proceedings, suits or investigations that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii), as of the date of this Agreement) no Order outstanding against the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries, any present or, to the knowledge of the Company, former officers, directors or employees of the Company in their respective capacities as such, or any of the respective properties or assets of any of the Company or any of its Subsidiaries, that (i) has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

        Section 4.13    Permits.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses (the "Company Permits"). The Company and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Company Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of the Company, investigation pending, or, to the knowledge of the Company, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Company Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

        Section 4.14    Compliance with Laws.     The Company and each of its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Applicable Laws, except for failures to comply that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers. Nothing in this Section 4.14 is intended to or shall be treated as a representation or warranty given by the Company with respect to Privacy Legal Requirements.

        Section 4.15    Regulatory Matters.

        (a)   Except (x) as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (y) that, individually or in the aggregate, as of the date of this Agreement, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, (i) each of the Company and its Subsidiaries holds (A) all authorizations under the U.S. Food, Drug, and Cosmetic Act of 1938 (the "FDCA"), the U.S. Public Health Service Act (the "PHSA"), and the regulations of the U.S. Food and Drug Administration (the "FDA") promulgated thereunder, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of any of the Company Products (any such Governmental Authority, a "Company Regulatory Agency") necessary for the lawful operation of the businesses of the Company or any of its Subsidiaries as currently conducted (the "Company Regulatory Permits"); (ii) all such Company Regulatory Permits are valid and in full force and effect; and (iii) the Company and its Subsidiaries are in compliance with the terms of all Company Regulatory Permits. All Company Regulatory Permits are in full force and effect, except where the failure to be in full force and effect (A) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or (B) as of the date of this Agreement, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

        (b)   Neither the Company nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Company Regulatory Agency.

        (c)   All pre-clinical and clinical investigations in respect of a Company Product conducted or sponsored by the Company or any of its Subsidiaries are being, and since January 1, 2019 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Company Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) any Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, during the period beginning on January 1, 2019 and ending on the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from the FDA or the European Medicines Agency (the "EMA") or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, or manufacturing of the Company Products that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Company Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Company Regulatory Agency.

        (e)   Since January 1, 2019, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Company Regulatory Agency by the Company and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Since January 1, 2019, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Company Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Company Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of the Company or any of its Subsidiaries, that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting "Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities", set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Company Regulatory Agency to invoke any similar policy, except for any act or statement or failure to make a statement that has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, (i) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Company Products are sold or intended by the Company to be sold; and (ii) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any officer, employee, agent or distributor of the Company or any of its Subsidiaries, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could reasonably be expected to be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar Applicable Law or program.

        (f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as to each Company Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Company Products are sold or intended by the Company or any of its Subsidiaries to be sold that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of the Company or any of its Subsidiaries, each such Company Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with all Applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labeling, advertising, record keeping, reporting, and security. There is no action or proceeding pending or, to the knowledge of the Company, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation applicable to any Company Product by the Company or any of its Subsidiaries of any Applicable Law, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) during the period beginning on January 1, 2019 and ending on the date of this Agreement, neither the Company nor any of its Subsidiaries have voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any material recall, field corrections, market withdrawal or replacement, safety alert, warning, "dear doctor" letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Company Product and (ii) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received, any written notice from the FDA or any other Company Regulatory Agency during the period beginning on January 1, 2019 and ending on the date of this Agreement regarding (A) the recall, market withdrawal or replacement of any Company Product sold or intended to be sold by the Company or its Subsidiaries (other than recalls, withdrawals or replacements that are not material to the Company and its Subsidiaries, taken as a whole), (B) a material change in the marketing classification or a material change in the labeling of any such Company Products, (C) a termination or suspension of the manufacturing, marketing, or distribution of such Company Products, or (D) a material negative change in reimbursement status of a Company Product.

        Section 4.16    Material Contracts.

        (a)   Section 4.16(a) of the Company Disclosure Schedule sets forth a list as of the date of this Agreement of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound (each such Contract listed or required to be so listed, and each of the following Contracts to which the Company or any of its Subsidiaries becomes a party or by which it becomes bound after the date of this Agreement, a "Company Material Contract"):

            (i)  any Contract, including any manufacturing, supply or distribution agreement, that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company or any of its Subsidiaries in an amount having an expected value in excess of $50,000,000 in the fiscal year ending December 31, 2020 or any fiscal year thereafter, which cannot be terminated by the Company or such Subsidiary on 60 days' notice or less without material payment or penalty;

           (ii)  each Contract providing for or (in the case of subclause (B)) related to the acquisition or disposition of assets or securities by or from any Person or any business (or any contract providing for an option, right of first refusal or offer or similar rights with respect to any of the foregoing) (A) entered into since December 31, 2018 that involved or would reasonably be expected to involve the payment of consideration in excess of $50,000,000 in the aggregate with respect to such Contract or series of related Contracts, or (B) that contains (or would contain, in the case of an option, right of first refusal or offer or similar rights) ongoing representations, warranties, covenants, indemnities or other obligations (including "earn-out", contingent value rights or other contingent payment or value obligations) that would involve or may reasonably be expected to require the receipt or making of payments or the issuance of any Equity Securities of the Company or any of its Subsidiaries, in each case having an expected value in excess of $50,000,000 in the fiscal year ending December 31, 2020;

          (iii)  any Contract between any Governmental Authority, on the one hand, and the Company or any of its Subsidiaries, on the other hand, involving or that would reasonably be expected to involve payments to or from such Governmental Authority in an amount having an expected value in excess of $50,000,000 in the fiscal year ending December 31, 2020 or any fiscal year thereafter;

          (iv)  any Contract that (A) limits or purports to limit, in any material respect, the freedom of the Company or any of its Subsidiaries to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the freedom of Parent or any of its Affiliates after the First Effective Time, (B) contains material exclusivity or "most favored nation" obligations or restrictions or (C) contains any other provisions that restrict the ability of the Company or any of its Subsidiaries to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Company Product, directly or indirectly through third parties, in any material respect, or that would so limit or purport to limit the ability of Parent or any of its Affiliates to sell, market, distribute, promote, manufacture, develop, commercialize, or test or research any Parent Product after the First Effective Time, directly or indirectly through third parties, in any material respect;

           (v)  any Contract relating to third-party indebtedness for borrowed money (including under any short-term financing facility) in excess of $20,000,000 (whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) other than any Contract exclusively between or among the Company and any of its wholly owned Subsidiaries;

          (vi)  any Contract restricting the payment of dividends or the making of distributions in respect of any Equity Securities of the Company or any of its Subsidiaries or the repurchase or redemption of, any Equity Securities of the Company or any of its Subsidiaries;

         (vii)  any material joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization, research, development, license or other similar agreement;

        (viii)  any Contract with any Person (A) pursuant to which the Company or its Subsidiaries may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, or (B) under which the Company or its Subsidiaries grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license, or any other similar rights with respect to any Company Product or any material Intellectual Property Rights, in each case, which payments are in an amount having an expected value in excess of $50,000,000 in the fiscal year ending December 31, 2020;

          (ix)  any lease or sublease for real or personal property for which annual rental payments made by the Company or any of its Subsidiaries are expected to be in excess of $50,000,000 in the fiscal year ending December 31, 2020 or any fiscal year thereafter;

           (x)  all material Contracts pursuant to which the Company or any of its Subsidiaries (A) receives or is granted any license (including any sublicense) to, or covenant not to be sued under, any Intellectual Property Rights (other than licenses to commercially available software, including off-the-shelf software, or other technology) or (B) grants any license (including any sublicense) to, or covenant not to be sued under, any Company Intellectual Property (other than non-exclusive licenses granted in the ordinary course of business consistent with past practice), in the case of each of clauses (A) and (B), that (1) will involve aggregate payments by or to the Company or any of its Subsidiaries in excess of $10,000,000 in the fiscal year ending December 31, 2020 or (2) are material to the development, manufacture or sale of a Company Product;

          (xi)  any Contracts or other transactions with any record or, to the knowledge of the Company, beneficial owner of five percent or more of the voting securities of the Company, or (B) affiliate (as such term is defined in Rule 12b-2 promulgated under the 1934 Act) or "associates" (or members of any of their "immediate family") (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the 1934 Act) of any such director or beneficial owner;

         (xii)  any Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims actions or proceedings) which (A) will involve payments after the date of this Agreement in excess of $5,000,0000 or (B) will impose materially burdensome monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on the Company or any Subsidiary of the Company (or, following the Closing, on Parent or any Subsidiary of Parent);

        (xiii)  any settlement agreements by the Company or any of its Subsidiaries with Taxing Authorities entered into since January 1, 2020 and providing for payments in excess of $50,000,000; and

        (xiv)  any other Contract required to be filed by the Company pursuant to Item 601(b)(10) of Regulation S-K.

        (b)   All of the Company Material Contracts are, subject to the Bankruptcy and Equity Exceptions, (i) valid and binding obligations of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and (ii) in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (in each case except for such Company Material Contracts that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), except where the failure to be valid and binding obligations and in full force and effect and enforceable has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, as of the date of this Agreement, no Person is seeking to terminate or challenging the validity or enforceability of any Company Material Contract, except such terminations or challenges which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto, has violated any provision of, or committed or failed to perform any act that (with or without notice, lapse of time or both) would constitute a default under any provision of, and neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under, any Company Material Contract, except for those violations and defaults (or potential defaults) that would not have had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of each of Company Material Contract as in effect as of the date hereof.

        Section 4.17    Taxes.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

        (a)   All Tax Returns required by Applicable Law to be filed with any Taxing Authority by the Company or any of its Subsidiaries have been filed when due (giving effect to all extensions) in accordance with all Applicable Law, and all such Tax Returns are true, correct and complete in all respects.

        (b)   Each of the Company and its Subsidiaries has paid (or has had paid on its behalf) all Taxes due and owing (whether or not shown on any Tax Return), except for Taxes being contested in good faith pursuant to appropriate procedures for which an adequate reserve has been established on the books and records of the Company or its applicable Subsidiary.

        (c)   Each of the Company and its Subsidiaries has duly and timely withheld all Taxes required to be withheld, and such withheld Taxes have been either duly and timely paid to the proper Taxing Authority or properly set aside in accounts for such purpose.

        (d)   There is no audit, claim, action, suit, proceeding or other investigation pending or, to the Company's knowledge, threatened in writing against or with respect to the Company or its Subsidiaries in respect of Taxes.

        (e)   Except in the ordinary course of business, neither the Company nor any of its Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver is still in effect.

        (f)    During the two year period ending on the date of this Agreement, the Company was not a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.

        (g)   There are no Liens for Taxes (other than Permitted Liens) on any of the assets of the Company or any of its Subsidiaries.

        (h)   Neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated, consolidated, combined or unitary group other than one of which the Company or any of its Subsidiaries was the common parent, (ii) is party to any agreement relating to the apportionment, sharing, assignment or allocation of Taxes (other than (x) an agreement solely between or among the Company and/or one or more of its Subsidiaries or (y) customary Tax indemnification provisions in ordinary course commercial agreements that are not primarily related to Taxes), (iii) has entered into a closing agreement pursuant to Section 7121 of the Code, or any similar provision of state, local or non-U.S. law or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or as a transferee or successor.

        (i)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in method of accounting occurring prior to the Closing pursuant to Section 481(a) of the Code (or any similar provision of state, local, or foreign Applicable Law), (ii) any installment sale or open transaction made prior to Closing, (iii) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, provincial, local or foreign Applicable Law) entered into prior to or existing as of immediately prior to the Closing, (iv) any closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) entered into prior to the Closing, (v) any prepaid amount received or paid prior to the Closing, or (vi) any election pursuant to Section 108(i) of the Code.

        (j)    Neither the Company nor any of its Subsidiaries has engaged in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b)(2).

        (k)   As of December 31, 2019, the Company and its Subsidiaries have not formed a compartmentalisation reserve for Dutch Tax purposes, and to the best of their knowledge they have not formed any such reserve between December 31, 2019 and the date of this Agreement.

        (l)    Within the past six years, no jurisdiction in which the Company or any of its Subsidiaries does not file a Tax Return has asserted in writing a claim that has not been resolved to the effect that the Company or such Subsidiary is subject to Taxes or required to file Tax Returns in such jurisdiction.

        (m)  Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

        Section 4.18    Employees and Employee Benefit Plans.

        (a)   Section 4.18(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of each material Company Employee Plan and each Company Employee Plan that is subject to ERISA. For each material Company Employee Plan and each Company Employee Plan that is subject to ERISA, the Company has made available to Parent a copy of such plan (or a description, if such plan is not written) and all amendments thereto and material written interpretations thereof, together with a copy of (if applicable) (i) each trust, insurance or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) the most recently filed Internal Revenue Service Forms 5500, (iv) the most recent favorable determination or opinion letter from the Internal Revenue Service, (v) the most recently prepared actuarial reports and financial statements in connection with each such Company Employee Plan, and (vi) all documents and correspondence relating thereto received from or provided to the Department of Labor, the PBGC, the Internal Revenue Service or any other Governmental Authority during the past year.

        (b)   Neither the Company nor any of its ERISA Affiliates (nor any predecessor of any such entity) sponsors, maintains, administers or contributes to (or has any obligation to contribute to), or has, during the last six years, sponsored, maintained, administered or contributed to (or had any obligation to contribute to), any plan subject to Title IV of ERISA, including any multiemployer plan, as defined in Section 3(37) of ERISA.

        (c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired and, to the knowledge of the Company, no circumstances exist that would reasonably be expected to result in any such letter being revoked or not being reissued or a penalty under the Internal Revenue Service Closing Agreement Program if discovered during an Internal Revenue Service audit or investigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each trust created under any such Company Employee Plan is exempt from tax under Section 501(a) of the Code and has been so exempt since its creation.

        (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan has been maintained in compliance with its terms and all Applicable Law, including ERISA and the Code. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim (other than routine claims for benefits), action, suit, investigation or proceeding (including an audit) is pending against or involves or, to the Company's knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any Governmental Authority, including the Internal Revenue Service, the Department of Labor or the PBGC.

        (e)   Except as provided under this Agreement or pursuant to Applicable Law, with respect to each director, officer, or employee (including each former director, officer, or employee) of the Company or any of its Subsidiaries, the consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (i) entitle any such individual to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable or trigger any other obligation under, any Company Employee Plan, (iii) contractually limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, Parent to merge, amend or terminate any Company Employee Plan or (iv) result in the payment of any "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

        (f)    Neither the Company nor any of its Subsidiaries has any current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical, dental, disability, hospitalization, life or similar benefits (whether insured or self-insured) to any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries (other than coverage mandated by Applicable Law).

        (g)   Neither the Company nor any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Person for any Tax incurred by such Person under Section 409A or 4999 of the Code.

        (h)   With respect to any Company Employee Plan for the benefit of Company employees or dependents thereof who perform services or who are employed outside of the United States (a "Non-U.S. Plan"), except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) if required to have been approved by any non-U.S. Governmental Authority (or permitted to have been approved to obtain any beneficial Tax or other status), such Non-U.S. Plan has been so approved or timely submitted for approval; no such approval has been revoked (nor, to the knowledge of the Company, has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefor that is reasonably likely to affect any such approval or increase the costs relating thereto; (ii) if intended to be funded and/or book reserved, such Non-U.S. Plan is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iii) no material liability exists or reasonably could be imposed upon the assets of the Company or any of its Subsidiaries by reason of such Non-U.S. Plan; and (iv) the financial statements of such Non-U.S. Plan (if any) accurately reflect such Non-U.S. Plan's liabilities.

        (i)    On or prior to the date hereof, the Company has made available to Parent a list of each Company Equity Award outstanding as of December 9, 2020 that includes (A) the number of shares of Company Common Stock underlying such Company Equity Award (assuming achievement of the applicable performance goals at the target level in the case of any such Company Equity Award that is a Company PSU Award), (B) the exercise price of each such Company Equity Award that is a Company Stock Option, and (C) the vesting schedule of each such Company Equity Award that is unvested as of December 9, 2020.

        Section 4.19    Labor Matters.

        (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes.

        (b)   Neither the Company nor any of its Subsidiaries is, or from January 1, 2018 to the date of this Agreement has been, a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or any other similar agreement with any labor organization, labor union or other employee representative, and, to the Company's knowledge, from January 1, 2018 through the date of this Agreement, there has not been any organizational campaign, card solicitation, petition or other unionization or similar activity seeking recognition of a collective bargaining or similar unit relating to any director, officer, or employee of the Company or any of its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) there are no unfair labor practice complaints pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other Governmental Authority or any current union representation questions involving any director, officer, or employee (including any former director, officer, or employee) of the Company or any of its Subsidiaries with respect to the Company or its Subsidiaries, and (ii) since January 1, 2018 there has not been, and there is, no labor strike, slowdown, stoppage, picketing, interruption of work or lockout pending or, to the Company's knowledge, threatened against or affecting the Company or any of its Subsidiaries.

        (c)   The Company and its Subsidiaries have not entered into any agreement with any works council, labor union, or similar labor organization that would require the Company to obtain the consent of, or provide advance notice, to such works council, labor union or similar labor organization of the transactions contemplated by this Agreement.

        Section 4.20    Intellectual Property.

        (a)   The Company has made available to Parent a true and complete list, as of the date of this Agreement, of all Registered Intellectual Property that is Company Intellectual Property (the "Company Registered IP"). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each item of Company Registered IP is legally, beneficially and solely owned by the Company or one of its Subsidiaries, free and clear of all Liens (other than Permitted Liens), (ii) since January 1, 2020, none of the Company Registered IP has lapsed, expired, or been abandoned (including as a result of failure to pay the necessary renewal or maintenance fees) prior to the end of the applicable term of such Company Registered IP, except where the Company has made a reasonable business decision to not maintain such Company Registered IP, (iii) none of the Company Registered IP that has issued has, since January 1, 2020, subsequently been adjudged invalid or unenforceable, (iv) to the knowledge of the Company, all Company Registered IP is subsisting, and if registered, not invalid or unenforceable and (v) there is no opposition or cancellation proceeding pending or, to the knowledge of the Company, threatened against the Company or its Subsidiaries challenging or contesting the ownership, validity, scope or enforceability of any Company Registered IP (other than ordinary course proceedings related to the application for, or renewal of, any item of Company Registered IP).

        (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Intellectual Property and the Licensed Intellectual Property constitutes all of the material Intellectual Property Rights necessary to develop, manufacture or sell each material Company Product as currently developed, manufactured or sold by the Company and its Subsidiaries as of the date of this Agreement.

        (c)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) none of the Company Intellectual Property is subject to any Order, claim, action, proceeding, suit or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened, naming the Company or any of its Subsidiaries adversely affecting the use thereof or rights thereto by or of the Company or any of its Subsidiaries, (ii) to the knowledge of the Company, the operation of the business of the Company or any of its Subsidiaries does not infringe, misappropriate or otherwise violate and, since January 1, 2020, has not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party (other than with respect to Intellectual Property Rights owned, controlled or licensed to Third Parties by non-practicing entities or patent assertion entities), and (iii) to the knowledge of the Company, as of the date of this Agreement no Third Party has infringed, misappropriated or otherwise violated any material Company Intellectual Property or any Intellectual Property Rights exclusively licensed to the Company or any of its Subsidiaries and material to the development, manufacture or sale of a Company Product, in each case, except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

        (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain any material Trade Secrets included in the Company Intellectual Property (except for any Company Intellectual Property whose value would not reasonably be expected to be impaired in a material respect by disclosure), and to the knowledge of the Company, since January 1, 2020, there have been no material unauthorized uses or disclosures of any such Trade Secrets.

        (e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company (A) the Company and its Subsidiaries have complied with any and all obligations to the extent applicable pursuant to the Bayh-Dole Act, 35 U.S.C. §200-212, with respect to any Patents that are part of the Company Registered IP and are practiced by a Company Product, and (B) no funding, facilities or personnel of any Governmental Authority or any university, college, research institute or other educational institution has been used to create or develop any Patents that are part of the Company Registered IP and are practiced by a Company Product, except for any such funding or use of facilities or personnel that has not resulted in such Governmental Authority or institution any ownership interest in such Patents that are part of the Company Registered IP and are practiced by a Company Product.

        (f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (as defined below in this Section 4.20(f)), neither the Company nor any of its Subsidiaries is party to any Contracts which, solely as a result of the consummation of the transactions contemplated by this Agreement, would grant to any Third Party any right to any material Intellectual Property Rights (other than Company Intellectual Property) owned by, or licensed to, Parent or any of its Affiliates. Solely for purposes of determining satisfaction of the conditions set forth in Section 9.02(b)(iv) with respect to this Section 4.20(f), "Company Material Adverse Effect" shall take into account any consequences to Parent or any of its Affiliates.

        (g)   Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and its Subsidiaries have obtained from all current or former employees, officers, consultants and contractors who have created or developed material Intellectual Property Rights for or on behalf of the Company or any of its Subsidiaries, valid assignments (or, in the case of consultants and contractors, assignment or license) of such parties' rights in such Intellectual Property Rights to the Company or one of its Subsidiaries, to the extent permitted by applicable Law, or the Company and its Subsidiaries otherwise own such Intellectual Property Rights by operation of law.

        (h)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019 through the date of this Agreement, (i) all collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing by or on behalf of the Company and any of its Subsidiaries of Personal Data are and have been in material compliance with all applicable Privacy Legal Requirements and Privacy Commitments, (ii) neither the Company nor any of its Subsidiaries has received any written notice alleging any material violation by the Company or any of its Subsidiaries of any Privacy Legal Requirement or Privacy Commitments, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Authority, (iii) neither the Company nor any of its Subsidiaries has received any material written complaint by any Person with respect to the collection, acquisition, use, storage, transfer (including any cross-border transfers), distribution, dissemination or other processing of Personal Data by the Company or any of its Subsidiaries, (iv) the Company and its Subsidiaries implements and maintains commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect Personal Data against any unauthorized use, access or disclosure, and (v) to the knowledge of the Company, there has been no unauthorized use, access or disclosure of Personal Data.

        (i)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2020, to the knowledge of the Company, (i) the Company and its Subsidiaries implement and maintain commercially reasonable written policies and procedures with respect to technical, organizational, administrative, and physical safeguards adequate to protect the security, confidentiality, integrity and availability of Trade Secrets, Personal Data and information technology systems of the Company and its Subsidiaries, (ii) there have been no security breaches in the information technology systems of the Company nor any of its

Subsidiaries, and (iii) there have been no material disruptions in any such information technology systems, that adversely affected the operations of the business of the Company or any of its Subsidiaries.

        (j)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, any transfer of Personal Data in connection with the transactions contemplated by this Agreement (including the Mergers) will not violate in any material respect any applicable Privacy Legal Requirement or Privacy Commitment.

        Section 4.21    Properties.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and each of its Subsidiaries has good, valid and marketable fee simple title to, or valid leasehold interests in, as the case may be, each parcel of real property of the Company or any of its Subsidiaries, free and clear of all Liens, except for Permitted Liens, (b) each lease, sublease or license (each, a "Lease") under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is, subject to the Bankruptcy and Equity Exceptions, a valid and binding obligation of the Company or a Subsidiary of the Company (as the case may be) and, to the knowledge of the Company, each of the other parties thereto, and in full force and effect and enforceable in accordance with its terms against the Company or its Subsidiaries (as the case may be) and, to the knowledge of the Company, each of the other parties thereto (except for such Leases that are terminated after the date of this Agreement in accordance with their respective terms, other than as a result of a default or breach by the Company or any of its Subsidiaries of any of the provisions thereof), (c) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any of the other parties thereto has violated or committed or failed to perform any act which (with or without notice, lapse of time or both) would constitute a default under any provision of any Lease, and (d) neither the Company nor any of its Subsidiaries has received written notice that it has violated or defaulted under any Lease.

        Section 4.22    Environmental Matters.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

        (a)   Since January 1, 2018, no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no claim, action or suit or, to the knowledge of the Company, proceeding or investigation (including a review) is pending or, to the knowledge of the Company, threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries that relates to, or arises under, any Environmental Law, Environmental Permit or Hazardous Substance; and

        (b)   the Company and its Subsidiaries are, and since January 1, 2019 have been, in compliance with all Environmental Laws and all Environmental Permits and hold all applicable Environmental Permits.

        Section 4.23    FCPA; Anti-Corruption; Sanctions.

        (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, manager, employee, agent or representative of the Company or any of its Subsidiaries, in each case acting on behalf of the Company or any of its Subsidiaries, has, in the last five years, in connection with the business of the Company or any of its Subsidiaries, taken any action in violation of the FCPA or other applicable Bribery Legislation (in each case to the extent applicable).

        (b)   Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any director, manager or employee of the Company or any of its Subsidiaries, is, or in the last five years has been, subject to any actual or pending or, to the knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, or enforcement actions, or made any voluntary disclosures to any Governmental Authority, involving the Company or any of its Subsidiaries relating to applicable Bribery Legislation, including the FCPA.

        (c)   The Company and each of its Subsidiaries has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each of its Subsidiaries as required by the FCPA.

        (d)   The Company and each of its Subsidiaries has instituted policies and procedures reasonably designed to ensure compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force.

        (e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or any of its Subsidiaries, nor, to the knowledge of the Company, any of their respective directors, managers or employees (i) is a Sanctioned Person, (ii) has, in the last five years, engaged in, has any plan or commitment to engage in, direct or indirect dealings with any Sanctioned Person or in any Sanctioned Country on behalf of the Company or any of its Subsidiaries in violation of applicable Sanctions Law or (iii) has, in the last five years, violated, or engaged in any conduct sanctionable under, any Sanctions Law, nor to the knowledge of the Company, been the subject of an investigation or allegation of such a violation or sanctionable conduct.

        Section 4.24    Insurance.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks as the Company reasonably believes, based on past experience, is adequate for the businesses and operations of the Company and its Subsidiaries (taking into account the cost and availability of such insurance).

        Section 4.25    Transactions with Affiliates     To the knowledge of the Company, since January 1, 2018 through the date of this Agreement, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

        Section 4.26    Antitakeover Statutes.     Assuming the representations and warranties set forth in Section 5.19 are true and correct, neither the restrictions set forth in Section 203 of the DGCL nor any other "control share acquisition," "fair price," "moratorium" or other antitakeover laws enacted under Applicable Law apply to this Agreement or any of the transactions contemplated hereby.

        Section 4.27    Opinions of Financial Advisors.     BofA Securities, Inc., financial advisor to the Company, has delivered to the Board of Directors of the Company its oral opinion, to be confirmed by delivery of a written opinion, to the effect that, as of the date of such opinion and based on and subject to the various assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received in the First Merger by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to such holders. A written copy of such opinion shall be delivered promptly to Parent after the date of this Agreement for informational purposes only.

        Section 4.28    Finders' Fees.     Except for BofA Securities, Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

        Section 4.29    No Ownership of Parent Ordinary Shares.     Neither the Company nor any of its Subsidiaries beneficially owns, directly or indirectly, any Parent Ordinary Shares or other securities convertible into, exchangeable for or exercisable for Parent Ordinary Shares, and neither the Company nor any of its Subsidiaries has any rights to acquire any Parent Ordinary Shares (other than any such securities owned by the Company or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of Parent or any of its Subsidiaries.

        Section 4.30    No Other Representations and Warranties.     Except for the representations and warranties made by the Company in this Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article IV) and in the certificate to be delivered by the Company pursuant to Section 9.02(c), neither the Company nor any other Person makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. The Company and its Subsidiaries disclaim any other representations or warranties, whether made by the Company or any of its Subsidiaries or any of their respective Affiliates or Representatives. The Company acknowledges and agrees that, except for the representations and warranties made by Parent in Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to Article V) and the certificate delivered by Parent pursuant to Section 9.03(c), neither Parent nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to Parent or made available to the Company in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. The Company specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that Parent and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT, BIDCO AND MERGER SUBS

        Subject to Section 11.05, except (a) as disclosed in any Parent Public Document filed or furnished and publicly available since January 1, 2019 and prior to the date that was three business days prior to the date of this Agreement or (b) as set forth in the Parent's Disclosure Schedule, Parent, Bidco, Merger Sub I and Merger Sub II jointly and severally represent and warrant to the Company that:

        Section 5.01    Corporate Existence and Power.     Parent is a public limited company duly incorporated and validly existing under the laws of England and Wales, and each of Bidco and Merger Sub I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and Merger Sub II is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Bidco and each Merger Sub has all requisite corporate power and authority required to own or lease all of its properties or assets and to carry on its business as now conducted, except where the failure to have such power or authority would not reasonably be expected to, individually or in the aggregate, (a) have a Parent Material Adverse Effect or (b) prevent, materially delay or materially impair the ability of Parent, Bidco or either Merger Sub to perform its obligations under this Agreement or to consummate the Mergers. Each of Parent, Bidco and each Merger Sub is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Parent directly or indirectly owns all of the outstanding shares of capital stock of Bidco and Bidco directly owns all of the outstanding shares of capital stock of Merger Sub I and all of the outstanding membership interests of Merger Sub II. Neither Bidco nor either Merger Sub has, since the date of its incorporation (or, with respect to Merger Sub II, its formation) engaged in any activities other than (i) in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or as expressly contemplated by this Agreement or (ii) those incident or related to its incorporation (or, with respect to Merger Sub II, its formation). Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of the memorandum and articles of association of Parent (the "Parent Organizational Documents").

        Section 5.02    Corporate Authorization.

        (a)   The execution, delivery and performance by Parent, Bidco and each Merger Sub of this Agreement and the consummation by Parent, Bidco and each Merger Sub of the transactions contemplated by this Agreement are within the corporate powers and authority of Parent, Bidco and each Merger Sub and, except for the Parent Shareholder Approval and the adoption of this Agreement by the sole stockholders of Bidco and Merger Sub I and the approval of this Agreement by the sole member of Merger Sub II, have been duly authorized by all necessary corporate action on the part of Parent, Bidco and each Merger Sub. The affirmative vote of at least a majority of the votes cast by the holders of outstanding Parent Ordinary Shares at a duly convened and held meeting of Parent's shareholders at which a quorum is present approving the transactions contemplated by this Agreement (including, if required with respect to the issuance of Parent ADSs in connection with the First Merger (the "Parent ADS Issuance")) is the only vote of the holders of any of Parent's capital stock necessary in connection with the consummation of the Mergers (the "Parent Shareholder Approval"). This Agreement has been duly executed and delivered by each of Parent, Bidco and each Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid, legal and binding agreement of each of Parent, Bidco and each Merger Sub enforceable against Parent, Bidco and each Merger Sub in accordance with its terms (subject to the Bankruptcy and Equity Exceptions).

        (b)   At a meeting duly convened and held, the Board of Directors (or a duly authorized committee of the Board of Directors) of Parent unanimously adopted resolutions that (i) this Agreement and the transactions contemplated hereby will most likely promote the success of Parent for the benefit of its shareholders as a whole, (ii) approved this Agreement and the transactions contemplated hereby, (iii) resolved that the approval of this Agreement and the transactions contemplated hereby be submitted to a vote at a meeting of Parent's shareholders and (iv) resolved to recommend the approval of the transactions contemplated by this Agreement by Parent's shareholders (such recommendation, the "Parent Board Recommendation").

        (c)   The Boards of Directors of Bidco and Merger Sub I have unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of such companies and their respective stockholders, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of their respective stockholders or member, as applicable, and (iv) recommending approval and adoption of this Agreement by their respective stockholders or member, as applicable.

        (d)   The Board of Directors of Merger Sub II has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby (including the Mergers) are fair to and in the best interests of such Merger Sub and its sole member, (ii) approving, adopting and declaring advisable this Agreement and the transactions contemplated hereby (including the Mergers), (iii) directing that the approval and adoption of this Agreement be submitted to a vote of such Merger Sub II's sole member, and (iv) recommending approval and adoption of this Agreement by Merger Sub II's sole member.

        Section 5.03    Governmental Authorization.     The execution, delivery and performance by each of Parent, Bidco and each Merger Sub of this Agreement and the consummation by each of Parent, Bidco and each Merger Sub of the transactions contemplated hereby require no action by or in respect of, Consents of, or Filings with, any Governmental Authority other than (a) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent or such Merger Sub is qualified to do business, (b) compliance with any applicable requirements of the HSR Act, (c) compliance with and Filings under any applicable Foreign Antitrust Laws, (d) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. state or federal securities laws or pursuant to the Listing Rules, the CA 2006, the DTRs, the MAR, the FSMA or the rules of Nasdaq, the LSE or Nasdaq Stockholm and (e) any other actions, Consents or Filings the absence of which (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Bidco or either Merger Sub to perform its obligations under this Agreement or to consummate the Mergers.

        Section 5.04    Non-contravention.     Assuming compliance with the matters referred to in Section 5.03 and receipt of the Parent Shareholder Approval, the execution, delivery and performance by each of Parent, Bidco and each Merger Sub of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Parent Organizational Documents, the certificate of incorporation or bylaws of either Bidco or Merger Sub I or the certificate of formation or limited liability company agreement of Merger Sub II, (b) contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (c) require any Consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under, any provision of any Contract binding on Parent or any of its Subsidiaries, or (d) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, except, in the case of each of clauses (b) through (d), as (i) has not had and would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Bidco or either Merger Sub to perform its obligations under this Agreement or to consummate the Mergers.

        Section 5.05    Capitalization.

        (a)   As of the close of business on December 9, 2020, there were issued (A) 1,312,660,216 Parent Ordinary Shares (of which 0 shares were held in treasury), (B) 478,282,076 Parent ADSs (which Parent ADSs each represent 0.50 Parent Ordinary Shares), (C) 50,000 redeemable preference shares, par value £1.00 per share, of Parent, (D) options to purchase Parent Ordinary Shares ("Parent Stock Options") with respect to an aggregate of 1,269,871 Parent Ordinary Shares, (E) options to purchase Parent ADSs ("Parent ADS Options") with respect to an aggregate of 0 Parent ADSs, (F) 2,422,100 Parent Ordinary Shares and 9,868,320.66 Parent ADSs were subject to restricted stock unit awards under the Parent Stock Plans ("Parent RSU Awards") and (G) 3,046,948.10 Parent Ordinary Shares and 4,873,891.85

Parent ADSs were subject to performance share units under the Parent Stock Plans ("Parent PSU Awards"), determined assuming target performance levels were achieved. When issued and delivered in accordance with the terms of this Agreement, the Parent ADSs issued as part of the Merger Consideration will have been validly issued in accordance with the terms of, and will entitle the holders thereof to the rights specified in, the Deposit Agreement and will be fully paid and nonassessable and the issuance thereof will be free of preemptive rights. Parent has authority to issue the Parent Ordinary Shares represented by such Parent ADSs and, when issued and delivered in accordance with the terms of this Agreement, such Parent Ordinary Shares will have been validly issued and will be fully paid and the issuance thereof will be free of preemptive rights. Except as set forth in this Section 5.05(a), as of the close of business on December 9, 2020, there are no issued, reserved for issuance or outstanding Equity Securities of Parent.

        (b)   All of the issued share capital of Parent has been, and of the share capital of Parent that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable (where such concept is applicable under Applicable Law) and free of preemptive rights. No Subsidiary of Parent owns any share capital of Parent (other than any such shares owned by Subsidiaries of Parent in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Parent have the right to vote. There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of Parent. Neither Parent nor any of its Subsidiaries is a party to any agreement with respect to the voting of any Equity Securities of Parent.

        Section 5.06    Subsidiaries.

        (a)   Each Subsidiary of Parent is a corporation or other entity duly incorporated or organized, validly existing and in good standing (except to the extent such concept is not applicable under Applicable Law of such Subsidiary's jurisdiction of incorporation, formation or organization, as applicable) under the laws of its jurisdiction of incorporation, formation or organization and has all corporate or other organizational powers and authority, as applicable, required to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those jurisdictions where failure to be so duly incorporated or organized, validly existing and in good standing or to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        (b)   All of the issued and outstanding capital stock or other Equity Securities of each Subsidiary of Parent have been validly issued and are fully paid and nonassessable (except to the extent such concepts are not applicable under Applicable Law of such Subsidiary's jurisdiction of incorporation, formation or organization, as applicable) and are owned by Parent, directly or indirectly, free and clear of any Lien (other than any restrictions imposed by Applicable Law) and free of preemptive rights, rights of first refusal, subscription rights or similar rights of any Person and transfer restrictions (other than transfer restrictions under Applicable Law or under the organizational documents of such Subsidiary). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Equity Securities of any Subsidiary of Parent. Except for the capital stock or other Equity Securities of its Subsidiaries and publicly traded securities held for investment that do not exceed five percent of the outstanding securities of any entity, Parent does not own, directly or indirectly, any capital stock or other Equity Securities of any Person.

        Section 5.07    SEC Filings and the Sarbanes-Oxley Act.

        (a)   Since January 1, 2018, Parent has (i) timely filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed with or furnished to the SEC (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the "Parent SEC Documents") and (ii) timely filed with or furnished or submitted to the FCA (and the National Storage Mechanism maintained by the FCA) all reports (including annual financial reports, half yearly financial reports and interim management statements), notices, resolutions, prospectuses, circulars and other documents required to be filed with, furnished or submitted to the FCA (collectively, together with any other information incorporated therein, the "Parent Non-SEC Documents" and the Parent Non-SEC Documents together with the Parent SEC Documents, the "Parent Public Documents"). No Subsidiary of Parent is required to file, furnish or submit any report, schedule, form, statement, prospectus, registration statement or other document with the SEC or the FCA. Since January 1, 2019, Parent has complied in all material respects with its disclosure obligations under Article 17 of the MAR.

        (b)   As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), the Parent Public Documents filed, published or furnished prior to the date of this Agreement complied, and each Parent Public Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of the Form F-4, a Parent Prospectus and the Parent Circular, that the representations and warranties set forth in Section 4.09 are true and correct) will comply, in all material respects with the applicable requirements of Nasdaq, the LSE, the FCA, the 1933 Act, the 1934 Act, the Sarbanes-Oxley Act, the CA 2006 and the Listing Rules, as the case may be.

        (c)   As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), each Parent SEC Document filed or furnished prior to the date of this Agreement did not, and each Parent SEC Document filed or furnished subsequent to the date of this Agreement (assuming, in the case of the Form F-4, that the representations and warranties set forth in Section 4.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (d)   As of its filing or publication date (or, if amended or superseded by a filing or publication prior to the date of this Agreement, on the date of such amended or superseding filing or publication), each Parent Non-SEC Document filed or furnished prior to the date of this Agreement did not, and each Parent Non-SEC Document filed, published or furnished subsequent to the date of this Agreement (assuming, in the case of each of any Parent Prospectus and the Parent Circular, that the representations and warranties set forth in Section 4.09 are true and correct) will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent (i) is, and since January 1, 2019 has been, in compliance with (A) the applicable provisions of the Sarbanes-Oxley Act and the CA 2006, (B) the applicable listing and corporate governance rules and regulations of the LSE and the FCA and (C) the Listing Rules, (ii) is, and since January 1, 2019 until November 24, 2020 has been, in compliance with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange and (iii) is, and since November 25, 2020 has been, in compliance with the applicable listing and corporate governance rules and regulations of Nasdaq.

        (f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent currently maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act) that are designed to provide reasonable assurance that all information required to be disclosed in Parent's reports filed under the 1934 Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, the CA 2006, the MAR and the Listing Rules and that all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of Parent and the principal financial officer of Parent to make the certifications required under the 1934 Act, the MAR and the Listing Rules with respect to such reports.

        (g)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent currently maintains a system of internal controls designed to provide reasonable assurance regarding the reliability of Parent's financial reporting and the preparation of Parent's financial statements for external purposes in accordance with IFRS, and Parent's principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to Parent's auditors and the audit committee of the Board of Directors of Parent (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

        (h)   Since January 1, 2018, each of the principal executive officer and principal financial officer of Parent (or each former principal executive officer and principal financial officer of Parent, as applicable) has made all certifications required by Rules 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act, the CA 2006 and any related rules and regulations promulgated by the SEC, the FCA, Nasdaq and the LSE.

        Section 5.08    Financial Statements and Financial Matters.

        (a)   The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included or incorporated by reference in the Parent Public Documents (or, if any such Parent Public Document is amended or superseded by a filing prior to the date of this Agreement, such amended or superseding Parent Public Document) present fairly in all material respects, in conformity with IFRS applied on a consistent basis during the periods presented (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject, in each case, to normal and recurring year-end audit adjustments in the case of any unaudited interim financial statements).

        (b)   From January 1, 2018 to the date of this Agreement, Parent has not received written notice from the SEC, the FCA, the FRC, Companies House or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC, the FCA, the FRC, Companies House or any other Governmental Authority.

        Section 5.09    Disclosure Documents.

        (a)   The information relating to Parent and its Subsidiaries that is provided in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Form F-4 or the Proxy Statement/Prospectus will not (i) in the case of the Form F-4, at the time the Form F-4 or any amendment or supplement thereto becomes effective and at the time of the Company Stockholder Meeting or (ii) in the case of the Proxy Statement/Prospectus, at the time the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

        (b)   The information relating to Parent and its Subsidiaries that is provided in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Parent Circular will not, at the time the Parent Circular or any amendment or supplement thereto is submitted to the FCA, at the time the Parent Circular or any amendment or supplement thereto is first mailed to the shareholders of Parent and at the time of the Parent Shareholder Meeting, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in the Parent Circular inaccurate or misleading.

        (c)   The information relating to Parent and its Subsidiaries that is provided in writing by Parent, any of its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in a Parent Prospectus will not, at the time a Parent Prospectus or any amendment or supplement thereto is submitted to the FCA, at the time a Parent Prospectus or any amendment or supplement thereto is made available to the public in accordance with the Prospectus Regulation Rules, and at the time the Parent Shares Admission becomes effective, contain any information or any expression of opinion, belief, expectation or intention which is untrue or inaccurate or omit a fact, the omission of which renders any information or expression in a Parent Prospectus inaccurate or misleading.

        (d)   Notwithstanding the foregoing provisions of this Section 5.09, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form F-4, the Proxy Statement/Prospectus, a Parent Prospectus (if so required) or the Parent Circular that were not supplied by or on behalf of the Parent, Bidco or either Merger Sub.

        Section 5.10    Absence of Certain Changes.     (a) Since the Parent Balance Sheet Date through the date of this Agreement, except in connection with or related to the process in connection with which Parent and its Representatives discussed and negotiated this Agreement and the transactions contemplated hereby, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) since the Parent Balance Sheet Date, there has not been any event, change, effect, development or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        Section 5.11    No Undisclosed Material Liabilities.     There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would be required by IFRS to be reflected on the consolidated balance sheet of Parent and its Subsidiaries, other than (a) liabilities or obligations disclosed or provided for in the Parent Balance Sheet or in the notes thereto, (b) liabilities or obligations incurred in the ordinary course of business since the Parent Balance Sheet Date, (c) liabilities arising in connection with the transactions contemplated hereby or in connection with obligations under Contracts binding on Parent or any of its Subsidiaries (except to the extent such liabilities arose or resulted from a breach or a default of such Contract) or (d) other liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, there are no off-balance sheet arrangements of any type pursuant to any off-balance sheet arrangement required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K that have not been so described in the Parent SEC Documents.

        Section 5.12    Litigation.     There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of the respective properties or assets of Parent or any of its Subsidiaries, any present or, to the knowledge of the Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of the Company or any of its Subsidiaries, before (or, in the case of threatened claims, actions, suits, investigations or proceedings, that would be before) any Governmental Authority, (a) that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (b) that would reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Bidco or either Merger Sub to perform its obligations under this Agreement or to consummate the Mergers; provided, that to the extent any such representations or warranties in the foregoing clauses (a) and (b) pertain to claims, actions, proceedings, suits or investigations that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof. There is (in the case of clause (ii), as of the date of this Agreement) no Order outstanding against Parent, any of its Subsidiaries, any present or, to the knowledge of the Parent, former officers, directors or employees of Parent or any of its Subsidiaries in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries, any present or, to the knowledge of the Parent, former officers, directors or employees of Parent in their respective capacities as such, or any of the respective properties or assets of any of Parent or any of its Subsidiaries, that (i) has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent, Bidco or either Merger Sub to perform its obligations under this Agreement or to consummate the Mergers.

        Section 5.13    Permits.     Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and each of its Subsidiaries hold all governmental licenses and Consents necessary for the operation of its respective businesses (the "Parent Permits"). Parent and each of its Subsidiaries are, and since January 1, 2019 have been, in compliance with the terms of the Parent Permits, except for failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. There is no claim, action, proceeding or suit or, to the knowledge of Parent, investigation pending, or, to the knowledge of Parent, threatened that seeks the revocation, cancellation, termination, non-renewal or adverse modification of any Parent Permit, except where such revocation, cancellation, termination, non-renewal or adverse modification (i) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

        Section 5.14    Compliance with Laws.     Parent and each of its Subsidiaries are, and since January 1, 2018 have been, in compliance with all Applicable Laws, except for failures to comply that (i) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (ii) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers.

        Section 5.15    Regulatory Matters.

        (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or that, individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, (i) each of Parent and its Subsidiaries holds (A) all authorizations under the FDCA, the PHSA, and the regulations of the FDA promulgated thereunder, and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, manufacturing, marketing, distribution, sale, pricing, import or export of any of the Parent Products (any such Governmental

Authority, a "Parent Regulatory Agency") necessary for the lawful operation of the businesses of Parent or any of its Subsidiaries as currently conducted (the "Parent Regulatory Permits"); (ii) all such Parent Regulatory Permits are valid and in full force and effect; and (iii) Parent and its Subsidiaries are in compliance with the terms of all Parent Regulatory Permits. All Parent Regulatory Permits are in full force and effect, except where the failure to be in full force and effect (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) individually or in the aggregate, would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Mergers (in the case of this clause (B), as of the date of this Agreement).

        (b)   Neither Parent nor any of its Subsidiaries are party to any material corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar agreements with or imposed by any Parent Regulatory Agency that have had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        (c)   All pre-clinical and clinical investigations in respect of a Parent Product conducted or sponsored by Parent or any of its Subsidiaries are being, and since January 1, 2019 have been, conducted in compliance with all Applicable Laws administered or issued by the applicable Parent Regulatory Agencies, including (i) FDA standards for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials contained in Title 21 parts 50, 54, 56, 312, 314 and 320 of the Code of Federal Regulations and (ii) any Applicable Laws restricting the collection, use and disclosure of individually identifiable health information and personal information, except, in each case, for such noncompliance that has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

        (d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, during the period beginning on January 1, 2019 and ending on the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice from the FDA or the EMA or any foreign agency with jurisdiction over the development, marketing, labeling, sale, use handling and control, safety, efficacy, reliability, or manufacturing of the Parent Products that would reasonably be expected to lead to the denial, limitation, revocation, or rescission of any of the Parent Regulatory Permits or of any application for marketing approval currently pending before the FDA or such other Parent Regulatory Agency.

        (e)   Since January 1, 2019, all reports, documents, claims, permits and notices required to be filed, maintained or furnished to the FDA or any other Parent Regulatory Agency by Parent and its Subsidiaries have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, permits or notices have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, (i) neither Parent nor any of its Subsidiaries has been debarred or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) any similar Applicable Law or authorized by 21 U.S.C. § 335a(b) or any similar Applicable Law applicable in other jurisdictions in which material quantities of any of the Parent Products are sold or intended by Parent to be sold; and (ii) neither Parent nor any of its Subsidiaries has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could reasonably be expected to be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935 or any similar Applicable Law or program.

        (f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as to each Parent Product subject to the FDCA and the regulations of the FDA promulgated thereunder or any similar Applicable Law in any foreign jurisdiction in which material quantities of any of the Parent Products are sold that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of Parent or any of its Subsidiaries, each such Parent Product is being or has been developed, manufactured, stored, distributed and marketed in compliance with Applicable Law.

        Section 5.16    Specified Contracts.     Section 5.16 of the Parent Disclosure Schedule sets forth a list as of the date of this Agreement of each Parent Specified Contract. "Parent Specified Contracts"has the meaning set forth on Section 5.16(a) of the Parent Disclosure Schedule. Parent has made available to the Company a true and complete copy of each Parent Specified Contract.

        Section 5.17    Intellectual Property.

        (a)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement (i) to the knowledge of Parent, the material Parent Products currently marketed and sold by Parent do not infringe, misappropriate or otherwise violate and, since January 1, 2020, have not infringed, misappropriated or otherwise violated, any Intellectual Property Rights of any Third Party (other than with respect to Intellectual Property Rights owned, controlled or licensed to Third Parties by non-practicing entities or patent assertion entities), and (ii) to the knowledge of Parent, since January 1, 2020, no Third Party has infringed, misappropriated or otherwise violated any material Parent Intellectual Property covering any material Parent Product marketed and sold by Parent.

        (b)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2020, to the knowledge of Parent, as of the date of this Agreement (i) there have been no security breaches in the information technology systems of Parent nor any of its Subsidiaries, and (ii) there have been no material disruptions in any such information technology systems, that adversely affected the operations of the business of Parent or any of its Subsidiaries.

        Section 5.18    Finders' Fees.     Except as set forth in Section 5.18 of the Parent Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or any of its Subsidiaries who might be entitled to any finders or similar fee or commission from Parent or any of its Affiliates in connection with the transactions contemplated by this Agreement.

        Section 5.19    No Ownership of Company Common Stock.     Neither Parent nor any of its Subsidiaries beneficially owns, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock, and neither Parent nor any of its Subsidiaries has any rights to acquire any shares of Company Common Stock (other than any such securities owned by Parent or any of its Subsidiaries in a fiduciary, representative or other capacity on behalf of other Persons, whether or not held in a separate account). There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock or other Equity Securities of the Company or any of its Subsidiaries.

        Section 5.20    Reorganization.     Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact, agreement, plan or other circumstance that is reasonably likely (i) to prevent the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) to cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

        Section 5.21    Financing.

        (a)   Parent has delivered to the Company a true and complete copy of the fully executed bridge facility agreement, dated on or before the date of this Agreement, among Parent and certain of its Subsidiaries and the Financing Sources party thereto (including all exhibits, schedules, and annexes to such agreement in effect as of the date of this Agreement), pursuant to which such Financing Sources have committed, on the terms and subject to the conditions set forth therein, to provide the debt financing described therein in connection with the transactions contemplated hereby (the "Bridge Facility Agreement").

        (b)   Parent and its Subsidiaries have available to them upon funding of the Bridge Facility Agreement, and at the Closing will have available to them the funds necessary to consummate the transactions contemplated by this Agreement and to make all payments required to be made in connection therewith in an amount sufficient to enable Parent, Bidco and Merger Subs to pay in cash all amounts required to be paid by Parent, Bidco and Merger Subs in cash on the Closing Date including the payment of (i) the aggregate Cash Consideration in full in accordance with the terms of this Agreement (ii) the aggregate amount of obligations outstanding under the Credit Agreement at Closing to effect the payoff and termination of the Credit Agreement and (iii) any other amounts (including all payments, fees and expenses) required to be paid in connection with, related to or arising out of the consummation of the Mergers (collectively, the "Required Financing Amount").

        (c)   Notwithstanding anything in this Agreement to the contrary, Parent, Bidco, and each Merger Sub acknowledge and agree that the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing.

        Section 5.22    No Other Representations and Warranties.     Except for the representations and warranties made by Parent in this Article V (as qualified by the applicable items disclosed in the Parent Disclosure Schedule in accordance with Section 11.05 and the introduction to this Article V) and in the certificate to be delivered by Parent pursuant to Section 9.03(c), neither Parent nor any other Person (including either Merger Sub) makes or has made any representation or warranty, expressed or implied, at law or in equity, with respect to or on behalf of Parent or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Parent or its Subsidiaries or any other matter furnished or provided to the Company or made available to the Company in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby. Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Subsidiaries or any of their respective Affiliates or Representatives. Each of Parent, Bidco and each Merger Sub acknowledges and agrees that, except for the representations and warranties made by the Company in Article IV (as qualified by the applicable items disclosed in the Company Disclosure Schedule in accordance with Section 11.05 and the introduction to Article IV) and in the certificate to be delivered by the Company pursuant to Section 9.02(c), neither the Company nor any other Person is making or has made any representations or warranty, expressed or implied, at law or in equity, with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Parent or made available to Parent in any "data rooms," "virtual data rooms," management presentations or in any other form in expectation of, or in connection with, this Agreement, or the transactions contemplated hereby or thereby. Each of Parent, Bidco and each Merger Sub specifically disclaims that it is relying on or has relied on any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company and its Affiliates have specifically disclaimed and do hereby specifically disclaim any such other representations and warranties.

 ARTICLE VI

COVENANTS OF THE COMPANY

        Section 6.01    Conduct of the Company.

        (a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless Parent shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business and to preserve intact its business organization, keep available the services of its present key employees and maintain its existing relations and goodwill with material customers, members, suppliers, licensors, licensees and other Third Parties with whom it has material business relations; provided, that (i) no action by the Company or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 6.01(b)(i) through Section 6.01(b)(xvi) shall be a breach of this sentence and (ii) the Company's or any of its Subsidiaries' failure to take any action prohibited by any of Section 6.01(b)(i) through Section 6.01(b) (xvi) shall not be deemed to be a breach of this Section 6.01(a).

        (b)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 6.01 of the Company Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

            (i)  adopt any change to its certificate of incorporation, bylaws or other organizational documents (whether by merger, consolidation or otherwise) (including the Company Organizational Documents);

           (ii)  (A) merge or consolidate with any other Person, other than any merger or consolidation between any Subsidiary of the Company and any other Person that does not involve the acquisition of assets, securities or property for consideration in an amount exceeding $100 million in the aggregate (including the value of any contingent payments potentially payable); provided, that, neither the Company nor any of its Subsidiaries shall engage in any merger or consolidation that is reasonably likely to result in the acquisition or disposition of, or any restriction or obligation related to, any product, service, activity or business in the field of oncology; (B) acquire (including by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets, securities or property, other than (1) acquisitions of assets, securities or property for consideration in an amount not to exceed $100 million in the aggregate (including the value of any contingent payments potentially payable) for all such acquisitions, (2) acquisitions of securities consistent with the Company's investment policy in effect as of the date of this Agreement, (3) transactions (I) solely among the Company and one or more of its wholly owned Subsidiaries or (II) solely among the Company's wholly owned Subsidiaries and (4) acquisitions of inventory or equipment in the ordinary course of business consistent with past practice (provided that any of the acquisitions or transactions described in clauses (1) through (4) shall require the prior written consent of Parent if such acquisition or transaction would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this agreement) or (C) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

          (iii)  (A) split, combine or reclassify any shares of its capital stock (other than transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company's wholly owned Subsidiaries), (B) amend any term or alter any rights of any of the outstanding Equity Securities of the Company, (C) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of its capital stock or other Equity Securities, other than dividends or distributions by a Subsidiary of the Company to the Company or a wholly owned Subsidiary of the Company, or (D) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities or any Equity Securities of any Subsidiary of the Company, other than repurchases of shares of Company Common Stock in connection with the exercise of Company Stock Options or the vesting or settlement of Company RSU Awards or Company PSU Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

          (iv)  issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of its capital stock or any other Equity Securities, other than (A) the issuance of any shares of Company Common Stock upon the exercise of Company Stock Options or the vesting or settlement of shares of Company RSU Awards or Company PSU Awards that are, in each case outstanding as of the date of this Agreement in accordance with the present terms of such Company Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement, (B) the issuance of shares of Company Common Stock on the exercise of purchase rights under the Company ESPP in accordance with Section 2.07(f) or (C) with respect to Equity Securities of any Subsidiary of the Company, in connection with transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company's wholly owned Subsidiaries;

           (v)  authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than (A) from the date of this Agreement through December 2, 2021, (1) any capital expenditures contemplated by the capital expenditure budget of the Company and its Subsidiaries made available to Parent prior to the date of this Agreement and (2) capital expenditures (I) for an expenditure for which there is an individual line item, not in excess of 20% above the annual amount contemplated by such line item in such capital expenditure budget and (II) in any event, not in excess in the aggregate of 20% above the aggregate annual amount contemplated by such capital expenditure budget and (B) for 2022, capital expenditures not exceeding 20% above the aggregate quarterly amount set forth in such capital expenditure budget for the fourth quarter of 2021;

          (vi)  sell, lease, license, transfer or otherwise dispose of any Subsidiary or any division thereof or of the Company or any assets, securities or property (in each case, other than Intellectual Property Rights, which are addressed in Section 6.01(b)(xv)), other than (A) dispositions of securities under the Company's investment portfolio consistent with the Company's investment policy in effect as of the date of this Agreement, (B) sales or dispositions of inventory or tangible personal property (including equipment), in each case in the ordinary course of business, (C) dispositions of assets, securities or property in an amount not to exceed $100 million in the aggregate for all such dispositions; provided, that any such disposition of assets, securities or property of the Company or its Subsidiaries shall not relate to any business, product, activity or service in the fields of (1) oncology, (2) cardiovascular, renal and metabolism and (3) respiratory and immunology, or (D) transactions (1) solely among the Company and one or more of its wholly owned Subsidiaries or (2) solely among the Company's wholly owned Subsidiaries;

         (vii)  (A) make any material loans, advances or capital contributions to, or investments in, any other Person, other than (1) loans, advances, capital contributions or investments (I) by the Company to or in, as applicable, one or more of its wholly owned Subsidiaries or (II) by any Subsidiary of the Company to or in, as applicable, the Company or any wholly owned Subsidiary of the Company, or (2) capital contributions required under the terms of Contracts in effect as of the date of this Agreement, or (B) incur, assume, guarantee or repurchase or otherwise become liable for any indebtedness for borrowed money or issue or sell any debt securities or any options, warrants or other rights to acquire debt securities (in each case, whether, directly or indirectly, on a contingent basis or otherwise), other than (1) additional borrowings under the Credit Agreement (as in effect as of the date of this Agreement) in accordance with the terms thereof, (2) intercompany indebtedness among the Company and its wholly owned Subsidiaries or among the Company's wholly owned Subsidiaries, (3) indebtedness not to exceed $100 million in aggregate principal amount incurred to replace, renew, extend, refinance or refund any existing indebtedness of the Company or any of its Subsidiaries, which indebtedness is (I) prepayable without premium or penalty (other than customary LIBOR breakage amounts), (II) on terms that are substantially consistent with or not more restrictive than those contained in the indebtedness being replaced, renewed, extended, refinanced or refunded and (III) not in a principal amount greater than such indebtedness being replaced, renewed, extended, refinanced or refunded, or, in the case of any "revolving" credit facility, the aggregate amount that may be incurred under the credit agreement governing such indebtedness being replaced, renewed, extended, refinanced or refunded (as in effect as of the date hereof) and (4) guarantees of indebtedness of the Company or its wholly owned Subsidiaries outstanding on the date of this Agreement or otherwise incurred in compliance with this Section 6.01(b)(vii)(B);

        (viii)  (A) subject to clause (B) below, other than in the ordinary course of business, enter into, terminate (other than the expiration of any Company Material Contract in accordance with its terms), renew, extend or in any material respect modify or amend any Company Material Contract (including by amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract) or waive, release or assign any material right or claim thereunder or (B) enter into, terminate (other than the expiration of any Company Material Contract in accordance with its terms), renew, extend or in any material respect modify or amend any Company Material Contract (including the entering into or amendment of any Contract that is not a Company Material Contract such that such Contract becomes a Company Material Contract) of the type described in clause (i), (iv), (vii), (viii), (x) or (xi) of Section 4.16(a) or set forth on Section 6.01(b)(viii) of the Company Disclosure Schedule (with respect to clauses (vii), (viii) and (x) of Section 4.16(a), solely if such Company Material Contract (1) involves payments (including any potential or contingent payments) to or from the Company or any of its Subsidiaries in an amount not exceeding $100,000,000 individually or $200,000,000 in the aggregate or (2) relates to any business, product, activity or service in the fields of oncology or waive, release or assign any material right or claim thereunder;

          (ix)  voluntarily (A) terminate, (B) suspend, (C) abrogate, (D) amend, (E) let lapse or (F) modify any material Company Permit in a manner materially adverse to the Company and its Subsidiaries, taken as a whole;

           (x)  except as required by Company Employee Plans as in effect as of the date of this Agreement, (A) grant any change in control, severance, retention or termination pay to (or amend any existing change in control, severance, retention or termination pay arrangement with) any of their respective directors, officers, employees, or individual consultants (including former directors, officers, employees, or individual consultants), (B) take any action to accelerate the vesting of, or payment of, any compensation or benefit under any Company Employee Plan, (C) establish, adopt or amend any Company Employee Plan or labor agreement, other than amendments of health or welfare benefit plans in the ordinary course of business consistent with past practice that would not increase the aggregate cost to the Company or any of its Subsidiaries of maintaining all Company Employee Plans that are health or welfare benefit plans by more than 5% in the aggregate for all such amendments, (D) increase the compensation, bonus opportunity or other benefits payable to any of their respective directors, officers, or employees (including former directors, officers, or employees), other than any annual merit and market-based increases or increases in connection with promotions, in each case, in the ordinary course of business and that would not increase the cost to the Company or any of its Subsidiaries of such compensation, bonus opportunities or other benefits by more than 5% in the aggregate on an annualized basis, (E) hire or terminate without cause any director, officer or employee holding a title above Vice President, or (F) in any calendar year, (1) increase the total number of employees of the Company and its Subsidiaries by more than 10% on a net basis, taking into account all employees hired during such calendar year and all employees who separate from employment for any reason during such calendar year, or (2) terminate (other than for cause) the employment of a number of employees of the Company and its Subsidiaries that exceeds 10% of the total number of employees of the Company and its Subsidiaries as of the first day of such calendar year;

          (xi)  make any material change in any method of financial accounting or financial accounting principles or practices, except for any such change required by reason of (or, in the reasonable good-faith judgment of the Company, advisable under) a change in GAAP or Regulation S-X under the 1934 Act ("Regulation S-X"), as approved by its independent public accountants;

         (xii)  (A) make, change or revoke any material Tax election; (B) change any annual Tax accounting period; (C) adopt or change any material method of Tax accounting; (D) enter into any material closing agreement with respect to Taxes; or (E) settle or surrender or otherwise concede, terminate or resolve any material Tax claim, audit, investigation or assessment for an amount in excess of $3 million individually or $10 million in the aggregate; (F) amend any material Tax Returns; or (G) apply for a ruling from any Taxing Authority.

        (xiii)  settle or compromise any claim, action, suit, investigation or proceeding involving or against the Company or any of its Subsidiaries that is would reasonably be expected to have a material effect on the business of the Company or the combined business of the Company and Parent after the Closing Date (including any action, suit, investigation, or proceeding involving or against any employee, officer or director of the Company or any of its Subsidiaries in their capacities as such), other than any settlement or compromise that (A) does not involve payments (contingent or otherwise) by the Company or any of its Subsidiaries in excess of $5 million individually or $20 million in the aggregate and (B) does not involve any material non-monetary relief or obligations; provided, that this clause (xiii) shall not apply with respect to any claim, action, suit, investigation or proceeding (A) in respect of Taxes (which shall be governed exclusively by clause (xii)) or (B) brought by the stockholders of the Company against the Company and/or its directors relating to this Agreement and the transactions contemplated hereby, including the Mergers (which shall be governed exclusively by Section 8.07);

        (xiv)  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code;

          (xv)  (A) license or grant any rights under, sell, transfer or otherwise dispose of any material Company Intellectual Property other than nonexclusive licenses granted in the ordinary course of business, or (B) permit any material Company Registered IP to lapse, expire or become abandoned prior to the end of the applicable term of such Company Registered IP, except where the Company has made a reasonable business decision to not maintain such item of Company Registered IP, in each case, consistent with past practice; or

        (xvi)  agree, resolve, commit or propose to do any of the foregoing.

        (c)   Anything to the contrary set forth in this Agreement notwithstanding, the Company shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Parent Products, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(h); (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Mergers; or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 6.01(c).

        (d)   Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's or any of its Subsidiaries' businesses or operations, other than after Closing.

        Section 6.02    No Solicitation by the Company.

        (a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 6.02, the Company shall not, and shall cause its Subsidiaries and its and its Subsidiaries' respective directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries' other respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any Company Acquisition Proposal, (ii) (A) enter into or participate in any discussions or negotiations regarding, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Company Acquisition Proposal, (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Acquisition Proposal, (iv) (A) withdraw or qualify, amend or modify in any manner adverse to Parent the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Company Acquisition Proposal (any of the foregoing in this clause (iv), a "Company Adverse Recommendation Change") or (v) take any action to make any "moratorium", "control share acquisition", "fair price", "supermajority", "affiliate transactions" or "business combination statute or regulation" or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Company Acquisition Proposal.

        (b)   The foregoing notwithstanding, if at any time prior to the receipt of the Company Stockholder Approval (the "Company Approval Time"), the Board of Directors of the Company receives a bona fide written Company Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 6.02, the Board of Directors of the Company, directly or indirectly through its Representatives, may (i) contact the Third Party that has made such Company Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of the Company informing itself about such Company Acquisition Proposal and such Third Party and (ii) if the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Acquisition Proposal is or could reasonably be expected to lead to a Company Superior Proposal, (A) subject to compliance with this Section 6.02, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives and financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent the Company from complying with its obligation to provide disclosure to Parent pursuant to this Section 6.02 and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of the Company from (x) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the 1934 Act, or (y) making any required disclosure to the stockholders of the Company if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Company Adverse Recommendation Change shall be made in compliance with the applicable provisions of this Section 6.02. A "stop, look and listen" disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Company Adverse Recommendation Change.

        (c)   The Company shall notify Parent as promptly as practicable (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Company Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries that, to the knowledge of the Company, has been or is reasonably likely to have been made in connection with any Company Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Company Acquisition Proposal or request. The Company shall thereafter (i) keep Parent reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such Company Acquisition Proposal or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to Parent copies of any material written correspondence, proposals or indications of interest relating to the terms and conditions of such Company Acquisition Proposal or request provided to the Company or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Company Acquisition Proposal).

        (d)   Anything in this Agreement to the contrary notwithstanding, prior to the Company Approval Time, in response to a Company Acquisition Proposal that the Board of Directors of the Company determines in good faith constitutes a Company Superior Proposal, the Board of Directors of the Company may, subject to compliance with this Section 6.02(d), (i) make a Company Adverse Recommendation Change and/or (ii) terminate this Agreement in accordance with Section 10.01(d)(iii); provided, that (A) the Company shall first notify Parent in writing at least four Business Days before taking such action that the Company intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to the Company) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making any such proposal), (B) the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such four Business Day notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) upon the end of such notice period, the Board of Directors of the Company shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by Parent, and shall have determined that the Company Superior Proposal would nevertheless continue to constitute a Company Superior Proposal if the revisions committed to in writing by Parent were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be three Business Days (instead of four Business Days), during which time the Company shall be required to comply with the requirements of this Section 6.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

        (e)   Anything in this Agreement to the contrary notwithstanding, at any time prior to the Company Approval Time, the Board of Directors of the Company may effect a Company Adverse Recommendation Change in response or relating to a Company Intervening Event if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) the Company shall first notify Parent in writing at least four Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Company Intervening Event, (ii) if requested by Parent, the Company shall make its Representatives reasonably available to negotiate with Parent and its Representatives during such four Business Day period following such notice regarding any proposal by Parent to amend the terms of this Agreement in response to such Company Intervening Event, and (iii) the Board of Directors of the Company shall not effect any Company Adverse Recommendation Change involving or relating to a Company Intervening Event unless, after the four Business Day period described in the foregoing clause (ii), the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by Parent to amend the terms of this Agreement during such four Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

        (f)    The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries' Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Company Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about the Company or any of its Subsidiaries that was furnished by or on behalf of the Company in connection with such discussions or negotiations to return or destroy all such information.

        Section 6.03    Financing Assistance.

        (a)   Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use its and their commercially reasonable efforts to provide such cooperation that is customary as may be reasonably requested by Parent to assist Parent in arranging, obtaining or syndicating the debt financing provided by the Bridge Facility Agreement (or any financing intended to replace or refinance the debt financing provided by the Bridge Facility Agreement) or any other third party debt financing necessary or incurred by Parent, any wholly owned Subsidiary of Parent or any Merger Sub to consummate the transactions contemplated hereby (the "Debt Financing") (provided, that such requested cooperation does not unreasonably interfere with the ongoing business or operations of the Company and its Subsidiaries or require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement), including using commercially reasonable efforts to:

            (i)  reasonably cooperate with the customary marketing efforts or due diligence efforts of Parent in connection with all or any portion of the Debt Financing, including making available members of the management team with appropriate seniority and expertise to assist in preparation for and to participate in a mutually agreed number (on reasonable notice) of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with proposed lenders, underwriters, initial purchasers, placement agents, investors and rating agencies,

           (ii)  on reasonable notice comment on customary offering memoranda, rating agency presentations, bank information memoranda, lender and investor presentations, road show materials, confidential information memoranda, registration statements, prospectuses, prospectus supplements, private placement memoranda, and similar documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof,

          (iii)  cause the Company's independent accountants and/or auditors to provide customary cooperation with the Debt Financing,

          (iv)  (I) to the extent customary for Parent to prepare marketing materials for any Debt Financing of the applicable type, furnish Parent and the applicable Financing Sources with (A) audited consolidated balance sheets and related audited statements of operations, comprehensive income, stockholders' equity and cash flows of the Company for each of the three fiscal years most recently ended more than sixty (60) days prior to the Closing Date, (B) unaudited consolidated balance sheets and related unaudited consolidated statements of operations, comprehensive income, stockholders' equity and cash flows of the Company for each subsequent interim quarterly period ended more than 40 days prior to the Closing Date, in the case of each of clauses (I)(A) and (I)(B), prepared in accordance with GAAP, and (C) if the Parent is pursuing a registered public offering of debt securities and has notified the Company of such election, such other historical financial and other information of the type required by Regulation S-X and Regulation S-K under the 1933 Act in each case that is customary for such offering or as otherwise necessary to permit the Company's independent accountants and/or auditors to issue customary "comfort letters" to Parent's Financing Sources in connection with such offering, including as to customary negative assurances required to consummate such offering (it being understood that the Company need only to provide information to assist the Parent in the preparation of pro forma financial information, and shall not in any event be required to provide pro forma financial statements, projections or pro forma adjustments), and (II) furnish Parent and its Financing Sources with such other customary information relating to the Company and its Subsidiaries that is reasonably requested by Parent and is customarily required in marketing materials for Debt Financings of the applicable type.

           (v)  provide to Parent and the Financing Sources promptly all documentation and other information about the Company and its Subsidiaries required by the Financing Sources or regulatory authorities with respect to the Debt Financing under applicable "know your customer"

  and anti-money laundering rules and regulations, including the PATRIOT Act, that is required under any Debt Financing to the extent such documentation and other information is requested in writing to the Company at least ten Business Days prior to the Closing Date,

          (vi)  subject to customary confidentiality provisions and disclaimers, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors,

         (vii)  facilitate the payoff, discharge and termination in full substantially concurrently with Closing of obligations outstanding under the Credit Agreement (including, without limitation, using commercially reasonable efforts to facilitate the calculation of the amounts required to effect the payoff and termination of the Credit Agreement in full at Closing no less than three Business Days prior thereto); provided that (A) neither the Company nor any of its Subsidiaries shall have any obligation to make any payment in respect of the foregoing unless and until the Closing occurs and it being understood that at the Closing, Parent and its Subsidiaries shall provide the Company and its Subsidiaries with the funds necessary for the Company to actually effect such payoff and termination and (B) no such action shall be required unless it can be and is conditioned on the occurrence of the Closing, and

        (viii)  consent to the reasonable use of trademarks and logos of the Company or any of its Subsidiaries in connection with the Debt Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or is reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

        (b)   The foregoing notwithstanding, neither the Company nor any of its Subsidiaries shall be required to (i) take or permit the taking of any action pursuant to Section 6.03(a) that (A) would require the Company, its Subsidiaries or any Persons who are directors or officers of the Company or its Subsidiaries to enter into or approve any definitive financing or purchase agreement for the Debt Financing effective prior to the Closing, pass resolutions or consents to approve or authorize the execution of the Debt Financing, execute or deliver any certificate, document, instrument or agreement or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, that is effective prior to the Closing, or that would be effective if the Closing does not occur (other than customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors); (B) would cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries (unless waived by Parent); (C) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee prior to the Closing or incur any other expense, liability or obligation in connection with the Debt Financing prior to the Closing; (D) could reasonably be expected to cause any director, officer or employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability in their capacity as such; (E) conflict with the organizational documents of the Company or its Subsidiaries or any Applicable Law; or (F) could reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Contract to which the Company or any of its Subsidiaries is a party; (ii) provide access to or disclose information that the Company or any of its Subsidiaries reasonably determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries; (iii) prepare (A) any IFRS financial statements or reconciliations or otherwise provide financial information in a format other than in accordance with GAAP or (B) any other financial statements or information that are not reasonably available to it or that are not capable of being prepared by it without undue burden or otherwise with the use of commercially reasonable efforts; (iv) enter into any instrument or agreement with respect to the Debt Financing that is effective prior to the occurrence of the Closing or that would be effective if the Closing does not occur; or (v) prepare any projections or pro forma financial statements; or (vi) deliver or cause to be delivered any opinion of counsel in connection with the Debt Financing. Nothing contained in this Section 6.03 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

        (c)   Parent and Merger Subs shall, on a joint and several basis, promptly on written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys' fees) incurred by the Company or any of its Subsidiaries in connection with the Debt Financing or satisfying its obligations under this Section 6.03, whether or not the Mergers are consummated or this Agreement is terminated (excluding, for the avoidance of doubt, the costs of the preparation of any annual or quarterly financial statements of the Company to the extent prepared in the ordinary course of its financial reporting practice). Parent and Merger Subs shall, on a joint and several basis, indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all losses, claims, damages, liabilities, reasonable out-of-pocket costs, reasonable out-of-pocket attorneys' fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with the Debt Financing or otherwise in connection with any action taken by the Company, any of its Subsidiaries or any of their respective Representatives pursuant to this Section 6.03 (other than the use of any information provided by the Company, any of its Subsidiaries or any of their respective Representatives in writing for use in connection with the Debt Financing) whether or not the Mergers are consummated or this Agreement is terminated, except in the event such losses, claims, damages, liabilities, reasonable out-of-pocket costs reasonable out-of-pocket attorneys' fees, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) arise out of or result from the gross negligence or willful misconduct of the Company or its Subsidiaries in fulfilling their obligations pursuant to this Section 6.03.

        (d)   Anything to the contrary in this Agreement notwithstanding,(i) the parties hereto acknowledge and agree that the provisions contained in this Section 6.03 represent the sole obligation of the Company, its Subsidiaries and their respective Representatives with respect to cooperation in connection with the arrangement of any financing (including the Debt Financing) to be obtained by Parent, Bidco or either Merger Sub with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations; (ii) the Company's breach of any of the covenants required to be performed by it under this Section 6.03 shall not be considered in determining the satisfaction of the condition set forth in Section 9.02(a) unless such breach is the primary cause of, or primarily resulted in, Parent being unable to consummate the Mergers; and (iii) the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing.

        (e)   All confidential information provided by Company, its Subsidiaries and their respective Representatives shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information as applicable to any number of Financing Sources as would be reasonable and customary in connection with any financing; provided, that all confidential information shared with Financing Sources shall be kept confidential and otherwise treated in accordance with the Confidentiality Agreement or other confidentiality obligations that are substantially similar to those contained in the Confidentiality Agreement (which, with respect to the Financing Sources, may be satisfied by the confidentiality provisions applicable thereto under the Bridge Facility Agreement or other customary confidentiality undertakings in the context of customary syndication practices from Financing Sources not party to the Bridge Facility Agreement).

 ARTICLE VII

COVENANTS OF PARENT, BIDCO AND MERGER SUBS

        Section 7.01    Conduct of Parent.

        (a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, unless the Company shall have given its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course of business; provided, that (i) no action by Parent or any of its Subsidiaries to the extent expressly permitted by an exception to any of Section 7.01(b)(i) through Section 7.01(b)(vi) shall be a breach of this sentence and (ii) Parent's or any of its Subsidiaries' failure to take any action prohibited by any of Section 7.01(b)(i) through Section 7.01(b)(vi) shall not be deemed to be a breach of this Section 7.01(a).

        (b)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except (x) as prohibited or required by Applicable Law, (y) as set forth in Section 7.01 of the Parent Disclosure Schedule, or (z) as otherwise required or expressly contemplated by this Agreement, without the Company's prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause each of its Subsidiaries not to:

            (i)  adopt or propose any change (A) to the Parent Organizational Documents that would adversely impact the rights of the holders of the Parent Ordinary Shares or the holders of the Parent ADSs, or (B) the organizational documents of Bidco or either Merger Sub;

           (ii)  (A) split, combine or reclassify any shares of Parent, (B) declare, set aside or pay any dividend or make any other distribution (whether in cash, stock, property or any combination thereof) in respect of any shares of Parent, other than regular cash dividends in the ordinary course of business consistent with past practice (including with respect to the timing of declaration, and the record and payment dates) in an amount not to exceed $1.60 per Parent ADS in any 12-month period (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to the Parent ADSs), or (C) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of the Equity Securities of Parent, other than repurchases of Parent Ordinary Shares or Parent ADSs (whether directly by Parent or by a third party employee benefit trust funded by Parent) in connection with the exercise, vesting or settlement of Parent Equity Awards (including in satisfaction of any amounts required to be deducted or withheld under Applicable Law), in each case outstanding as of the date of this Agreement in accordance with the present terms of such Parent Equity Awards or granted after the date of this Agreement to the extent permitted by this Agreement;

          (iii)  issue, deliver or sell, or authorize the issuance, delivery or sale of any shares of Parent, other than (A) the issuance of any shares of Parent Ordinary Shares or Parent ADSs on the exercise, vesting or settlement of Parent Equity Awards, (B) the grant of Parent Equity Awards to employees, directors or individual independent contractors of Parent or any of its Subsidiaries pursuant to Parent's equity compensation plans or (C) in connection with the Parent ADS Issuance;

          (iv)  (A) sell substantially all of the consolidated assets of Parent, (B) adopt a plan of complete or partial liquidation or dissolution or (C) enter into a business combination transaction that provides for the pre-transaction Parent Ordinary Shares as of the closing such transaction, to no longer represent at least a majority of the outstanding voting power of Parent or its successor or, if there is a publicly traded parent company directly or indirectly holding Parent or its successor as a result of the transaction, of the publicly traded company;

           (v)  take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to (A) prevent or impede the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (B) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code; or

          (vi)  agree, resolve, commit or propose to do any of the foregoing.

        (c)   Anything to the contrary set forth in this Agreement notwithstanding, Parent shall not, and shall cause its Affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license or otherwise enter into a transaction with (or agree to acquire, purchase, lease or license or otherwise enter into a transaction with) any business, corporation, partnership, association or other business organization or division or part thereof that has one or more products, whether marketed or in development, that compete, or if commercialized would compete, with one or more Company Products, if doing so would reasonably be expected to (i) impose any material delay in the satisfaction of, or increase materially the risk of not satisfying the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or the conditions set forth in Section 9.01(h) ; (ii) materially increase the risk of any Governmental Authority entering an Order prohibiting or enjoining the consummation of the Mergers; or (iii) otherwise prevent or materially delay the consummation of the Mergers (including the Debt Financing). The fact that a merger, acquisition or similar transaction requires approval under the Antitrust Laws shall not in and of itself restrict such transaction under this Section 7.01(c).

        Section 7.02    No Solicitation by Parent.

        (a)   From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement, except as otherwise set forth in this Section 7.02, Parent shall not, and shall cause its Subsidiaries and its and its Subsidiaries' respective directors and officers to not, and shall use its reasonable best efforts to cause its and its Subsidiaries' other respective Representatives to not, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information) any inquiries regarding, or the making or submission of any Parent Acquisition Proposal, (ii) (A) enter into or participate in any discussions or negotiations regarding, (B) furnish to any Third Party any information, or (C) otherwise assist, participate in, knowingly facilitate or knowingly encourage any Third Party, in each case, in connection with or for the purpose of knowingly encouraging or facilitating, a Parent Acquisition Proposal, (iii) approve, recommend or enter into, or publicly or formally propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Parent Acquisition Proposal, (iv) (A) withdraw or qualify, amend or modify in any manner adverse to the Company the Parent Board Recommendation, (B) fail to include the Parent Board Recommendation in the Parent Circular or (C) recommend, adopt or approve or publicly propose to recommend, adopt or approve any Parent Acquisition Proposal (any of the foregoing in this clause (iv), a "Parent Adverse Recommendation Change") or (v) take any action to make any "moratorium", "control share acquisition", "fair price", "supermajority", "affiliate transactions" or "business combination statute or regulation" or other similar anti-takeover laws and regulations of the State of Delaware, including Section 203 of the DGCL, inapplicable to any Third Party or any Parent Acquisition Proposal.

        (b)   The foregoing notwithstanding, if at any time prior to the receipt of the Parent Shareholder Approval (the "Parent Approval Time"), the Board of Directors of Parent receives a bona fide written Parent Acquisition Proposal made after the date of this Agreement that has not resulted from a violation of this Section 7.02, the Board of Directors of Parent, directly or indirectly through its

Representatives, may (i) contact the Third Party that has made such Parent Acquisition Proposal in order to ascertain facts or clarify terms for the sole purpose of the Board of Directors of Parent informing itself about such Parent Acquisition Proposal and such Third Party and (ii) if the Board of Directors of Parent determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Parent Acquisition Proposal is or could reasonably be expected to lead to a Parent Superior Proposal, (A) subject to compliance with this Section 7.02, engage in negotiations or discussions with such Third Party and (B) furnish to such Third Party and its Representatives and financing sources non-public information relating to Parent or any of its Subsidiaries pursuant to a confidentiality agreement that (1) does not contain any provision that would prevent Parent from complying with its obligation to provide disclosure to the Company pursuant to this Section 7.02 and (2) contains confidentiality and use provisions that, in each case, are no less favorable in the aggregate to Parent than those contained in the Confidentiality Agreement; provided, that all such non-public information (to the extent that such information has not been previously provided or made available to the Company) is provided or made available to the Company, as the case may be, substantially concurrently with the time it is provided or made available to such Third Party. Nothing contained herein shall prevent the Board of Directors of Parent from (x) complying with either Rule 14e-2(a) under the 1934 Act or the U.K. Code, in each case, with regard to a Parent Acquisition Proposal, or (y) making any required disclosure to the shareholders of Parent, either if required by the UK Panel on Takeovers and Mergers, or otherwise if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with Applicable Law; provided, that any such action or disclosure that constitutes a Parent Adverse Recommendation Change shall be made in compliance with the applicable provisions of this Section 7.02. A "stop, look and listen" disclosure pursuant to Rule 14d-9(f) under the 1934 Act in connection with a tender or exchange offer shall not constitute a Parent Adverse Recommendation Change.

        (c)   Parent shall notify the Company as promptly as practicable (but in no event later than 24 hours) after receipt by Parent (or any of its Representatives) of any Parent Acquisition Proposal or any request for information relating to Parent or any of its Subsidiaries that, to the knowledge of Parent, has been or is reasonably likely to have been made in connection with any Parent Acquisition Proposal, which notice shall be provided in writing and shall identify the Third Party making, and the material terms and conditions of, any such Parent Acquisition Proposal or request. Parent shall thereafter (i) keep the Company reasonably informed, on a reasonably current basis, of any material changes in the status and details (or any changes to the type and amount of consideration) of any such Parent Acquisition Proposal or request and (ii) as promptly as practicable (but in no event later than 24 hours after receipt) provide to the Company copies of any material written correspondence, proposals or indications of interest relating to the terms and conditions of such Parent Acquisition Proposal or request provided to Parent or any of its Subsidiaries (as well as written summaries of any material oral communications relating to the terms and conditions of any Parent Acquisition Proposal).

        (d)   Anything in this Agreement to the contrary notwithstanding, prior to the Parent Approval Time, in response to a Parent Acquisition Proposal that the Board of Directors of Parent determines in good faith constitutes a Parent Superior Proposal, the Board of Directors of Parent may, subject to compliance with this Section 7.02, make a Parent Adverse Recommendation Change; provided, that (A) Parent shall first notify the Company in writing at least four Business Days before taking such action that Parent intends to take such action, which notice shall include an unredacted copy of such proposal and a copy of any financing commitments (in the form provided to Parent) relating thereto (and, to the extent not in writing, the material terms and conditions thereof and the identity of the person making any such proposal), (B) Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such four Business Day notice period, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a

Parent Superior Proposal, (C) upon the end of such notice period, the Board of Directors of Parent shall have considered in good faith any revisions to the terms of this Agreement committed to in writing by the Company, and shall have determined that the Parent Superior Proposal would nevertheless continue to constitute a Parent Superior Proposal if the revisions committed to in writing by the Company were to be given effect and (D) in the event of any change, from time to time, to any of the financial terms or any other material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) of this proviso and a new notice period under clause (A) of this proviso shall commence each time, except each such notice period shall be three Business Days (instead of four Business Days), during which time Parent shall be required to comply with the requirements of this Section 7.02(d) anew with respect to each such additional notice, including clauses (A) through (D) above of this proviso.

        (e)   Anything in this Agreement to the contrary notwithstanding, at any time prior to the Parent Approval Time, the Board of Directors of Parent may effect a Parent Adverse Recommendation Change in response or relating to a Parent Intervening Event if the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law; provided, that (i) Parent shall first notify the Company in writing at least four Business Days before taking such action of its intention to take such action, which notice shall include a reasonably detailed description of such Parent Intervening Event, (ii) if requested by the Company, Parent shall make its Representatives reasonably available to negotiate with the Company and its Representatives during such four Business Day period following such notice regarding any proposal by the Company to amend the terms of this Agreement in response to such Parent Intervening Event, and (iii) the Board of Directors of Parent shall not effect any Parent Adverse Recommendation Change involving or relating to a Parent Intervening Event unless, after the four Business Day period described in the foregoing clause (ii), the Board of Directors of Parent determines in good faith, after consultation with its outside legal counsel and taking into account any written commitment by the Company to amend the terms of this Agreement during such four Business Day period, that the failure to take such action would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.

        (f)    Parent shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and its Subsidiaries' Representatives to, cease immediately and cause to be terminated any and all existing discussions or negotiations, if any, with any Third Party conducted prior to or ongoing as of the date of this Agreement with respect to any actual or potential (including if such discussions or negotiations were for the purpose of soliciting any) Parent Acquisition Proposal or with respect to any indication, proposal or inquiry that could reasonably be expected to lead to a Parent Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (and any of its Representatives) in possession of confidential information about Parent or any of its Subsidiaries that was furnished by or on behalf of Parent in connection with such discussions or negotiations to return or destroy all such information.

        Section 7.03    Obligations of Merger Subs.     (a) Until the First Effective Time, Bidco shall at all times be the direct owner of all of the outstanding shares of capital stock of Merger Sub I and Merger Sub II. Parent shall take all action necessary to cause Bidco and each Merger Sub to perform its obligations under this Agreement and to consummate the Mergers on the terms and subject to the conditions set forth in this Agreement. Promptly following the execution of this Agreement, Parent, in its capacity as the sole or majority stockholder of Bidco, and Bidco, in its capacity as the sole stockholder of Merger Sub I and sole member of Merger Sub II, shall each execute and deliver a written consent approving and adopting this Agreement in accordance with the DGCL and DLLCA, as applicable.

        Section 7.04    Director and Officer Liability.

        (a)   For a period of not less than six years from the First Effective Time, Parent shall cause the First Surviving Corporation and the Surviving Company or any applicable Subsidiary thereof (collectively, the "D&O Indemnifying Parties"), to the fullest extent each such D&O Indemnifying Party is authorized or permitted by Applicable Law, to: (i) indemnify and hold harmless each person who is at the date of this Agreement, was previously, or during the period from the date of this Agreement through the date of the First Effective Time will be, serving as a director or officer of the Company (in the case of indemnification by the First Surviving Corporation and the Surviving Company) or any of its Subsidiaries (in the case of indemnification by such applicable Subsidiary) or, at the request or for the benefit of the Company or any of its Subsidiaries, as the case may be, as a director, trustee or officer of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries, as the case may be (collectively, the "D&O Indemnified Parties"), as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly advance to such D&O Indemnified Party any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to the D&O Indemnifying Party's receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under Applicable Law that such D&O Indemnified Party is not entitled to be indemnified. All rights to indemnification and advancement conferred hereunder shall continue as to a Person who has ceased to be a director or officer of the Company or any of its Subsidiaries after the date of this Agreement and shall inure to the benefit of such Person's heirs, successors, executors and personal and legal representatives. As used in this Section 7.04: (x) the term "D&O Claim" means any threatened, asserted, pending or completed claim, action, suit, proceeding, inquiry or investigation, whether instituted by any party hereto, any Governmental Authority or any other Person, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to such D&O Indemnified Party's duties or service (A) as a director, officer or employee of the Company or the applicable Subsidiary thereof at or prior to the First Effective Time (including with respect to any acts, facts, events or omissions occurring in connection with the approval of this Agreement, the Mergers or the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto) or (B) as a director, trustee, officer or employee of any other entity or any benefit plan maintained by the Company or any of its Subsidiaries (for which such D&O Indemnified Party is or was serving at the request or for the benefit of the Company or any of its Subsidiaries) at or prior to the First Effective Time; and (y) the term "Claim Expenses" means reasonable out-of-pocket attorneys' fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts' fees, travel expenses, court costs, retainers, transcript fees, legal research, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in (including on appeal) any D&O Claim for which indemnification is authorized pursuant to this Section 7.04(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party consents thereto. Parent shall guarantee the foregoing obligations of the D&O Indemnifying Parties.

        (b)   Without limiting the foregoing, Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors, officers or employees of the Company or any of its Subsidiaries as provided in the Company Organizational Documents, similar organizational documents of the Company's Subsidiaries and indemnification agreements of the Company and its Subsidiaries shall survive the Mergers and shall continue in full force and effect in accordance with their terms. For a period of not less than six years from the First Effective Time, Parent shall cause the organizational documents of the Surviving Company and its Subsidiaries to contain provisions no less favorable with respect to indemnification, advancement of expenses and limitations on liability of directors and officers than are set forth in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of at least six years from the First Effective Time in any manner that would affect adversely the rights thereunder of any individuals who, at or prior to the First Effective Time, were directors, officers or employees of the Company or any of its Subsidiaries. The Company may purchase (and pay in full the aggregate premium for) a six-year prepaid "tail" insurance policy (which policy by its express terms shall survive the Mergers) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the covered individuals as the Company's and its Subsidiaries' existing directors' and officers' insurance policy or policies with a claims period of six years from the First Effective Time for D&O Claims arising from facts, acts, events or omissions that occurred on or prior to the First Effective Time; provided, that the premium for such tail policy shall not exceed three hundred percent of the aggregate annual amounts currently paid by the Company and its Subsidiaries for such insurance (such amount being the "Maximum Premium"). If the Company fails to obtain such tail policy prior to the First Effective Time, Parent or the Surviving Company shall obtain such a tail policy; provided, that the premium for such tail policy shall not exceed the Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate annual premiums in excess of the Maximum Premium, Parent, the Company or the Surviving Company shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Maximum Premium. Parent and the Surviving Company shall cause any such policy (whether obtained by Parent, the Company or the Surviving Company) to be maintained in full force and effect, for its full term, and Parent shall cause the Surviving Company to honor all its obligations thereunder.

        (c)   If any of Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other Person of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as applicable, assume the obligations set forth in this Section 7.04.

        Section 7.05    Employee Matters.

        (a)   From the Closing Date through the date that is 12 months following the Closing Date (the "Benefits Continuation Period"), the Surviving Company shall provide, and Parent shall cause the Surviving Company to provide, to each individual who is employed by the Company and its Subsidiaries immediately prior to the First Effective Time, while such individual continues to be employed by the Surviving Company, Parent or any of Parent's Subsidiaries (including Subsidiaries of the Surviving Company) during the Benefits Continuation Period (collectively, the "Affected Employees") (i) a base salary or wage rate that is not less than the base salary or wage rate provided to such Affected

Employee immediately prior to the First Effective Time, (ii) cash and equity incentive compensation opportunities that are in the aggregate no less favorable than the aggregate cash and equity incentive compensation opportunities provided to such Affected Employee immediately prior to the First Effective Time, and (iii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Affected Employee under the Company Employee Plans immediately prior to the First Effective Time; provided, however, that no retention, change-in control or other special or non-recurring compensation or benefits provided prior to the First Effective Time shall be taken into account for purposes of this covenant.

        (b)   With respect to any employee benefit plan in which any Affected Employee first becomes eligible to participate on or after the First Effective Time (the "New Company Plans"), Parent shall: (i) use commercially reasonable efforts to waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Affected Employee under any New Company Plan that is a health or welfare plan in which such Affected Employee may be eligible to participate after the First Effective Time to the extent satisfied or waived under a comparable Company Employee Plan, (ii) recognize service of Affected Employees (to the extent credited by the Company or its Subsidiaries in any comparable Company Employee Plan) accrued prior to the First Effective Time for all purposes under (but not for the purposes of benefit accrual under any defined benefit pension plan) any New Company Plan in which such Affected Employees may be eligible to participate after the First Effective Time, provided, however, that in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service, and (iii) if applicable, use commercially reasonable efforts to cause to be credited, in any New Company Plan that is a health plan in which Affected Employees participate, any deductibles or out-of-pocket expenses incurred by such Affected Employee and such Affected Employee's beneficiaries and dependents during the portion of the calendar year in which such Affected Employee first becomes eligible for the New Company Plan that occurs prior to such Affected Employee's commencement of participation in such New Company Plan with the objective that there be no double counting during the first year of eligibility of such deductibles or out-of-pocket expenses.

        (c)   The Company may provide to each employee who, immediately prior to the First Effective Time, is employed by the Company or a Subsidiary thereof and is eligible to participate in an annual bonus program of the Company or any of its Subsidiaries a pro-rated portion of the annual bonus with respect to the portion of the year of the Closing that occurs prior to the Closing, which bonus shall be determined based on actual performance through the latest practicable date prior to the Closing Date, as determined by the Company prior to the First Effective Time.

        (d)   Nothing contained in this Section 7.05 or elsewhere in this Agreement, express or implied (i) shall cause either Parent or any of its Affiliates to be obligated to continue to employ any Person, including any Affected Employees, for any period of time following the First Effective Time, (ii) shall prevent Parent or its Affiliates from revising, amending or terminating any Company Employee Plan, Parent Employee Plan or any other employee benefit plan, program or policy in effect from time to time, (iii) shall be construed as an amendment of any Company Employee Plan, Parent Employee Plan or any other employee benefit plan, program or policy in effect from time to time, or (iv) shall create any third-party beneficiary rights in any director, officer, employee or individual Person, including any present or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries (including any beneficiary or dependent of such individual).

        Section 7.06    Financing.

        (a)   Each of Parent, Bidco and each Merger Sub shall use reasonable best efforts, and shall cause their respective Subsidiaries to use reasonable best efforts, to take or shall cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to maintain the commitments under and to consummate the Debt Financing and obtain the proceeds thereof (including for the avoidance of doubt, the Bridge Facility Agreement or any replacement financing (provided, that (i) the conditions to the availability of any such replacement financing shall not be materially less favorable to Parent than those of the Bridge Facility Agreement and (ii) the other terms of such replacement financing shall not be materially less favorable to Parent than those of the Bridge Facility Agreement in any manner that materially adversely affects the ability or likelihood of Parent, Bidco or either Merger Sub from timely consummating the transactions contemplated by this Agreement)) in an amount sufficient, together with other funds available to the Parent and its Subsidiaries, to enable Parent or Bidco to pay in cash the Required Financing Amount at the Closing.

        (b)   (i) From time to time, upon the written request of the Company, Parent shall inform the Company in reasonable detail on the status of its efforts to arrange the Debt Financing and (ii) Parent shall give the Company prompt written notice of (A) any termination of the Bridge Facility Agreement (other than any termination in connection with a replacement financing thereof), (B) the receipt of any notice or other communication from any Financing Source with respect to such Financing Source's failure or anticipated failure to fund its commitments under any definitive agreements relating to the Debt Financing (other than in connection with a replacement lender assuming the commitments of a defaulting lender pursuant to the documentation related to the applicable Debt Financing), (C) any material default or material breach by any party to the Debt Financing of which Parent, Bidco or either Merger Sub has become aware (other than in connection with a replacement lender assuming the commitments of a defaulting lender pursuant to the documentation related to the applicable Debt Financing) and (D) any condition precedent of the Debt Financing as to which Parent, Bidco or either Merger Sub believes will not be satisfied at Closing.

        (c)   Notwithstanding anything in this Agreement to the contrary, Parent, Bidco, and each Merger Sub acknowledge and agree that the receipt and availability of any funds or financing is not a condition to Closing under this Agreement nor is it a condition to Closing under this Agreement for Parent to obtain all or any portion of the Debt Financing or any other financing.

        Section 7.07    CVR Agreement.     From and after the First Effective Time, Parent shall expressly assume in writing all of the First Surviving Corporation's obligations, duties and covenants under the CVR Agreement.

ARTICLE VIII

COVENANTS OF PARENT, MERGER SUBS AND THE COMPANY

        Section 8.01    Access to Information; Confidentiality.

        (a)   All information furnished pursuant to this Agreement shall be subject to the Amended and Restated Confidentiality Agreement, dated as of October 4, 2020 (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the "Confidentiality Agreement"), between Parent and the Company. On reasonable notice, during normal business hours during the period from the date of this Agreement to the earlier of the First Effective Time or the termination of this Agreement, solely in connection with the Mergers and the other transactions contemplated hereby or integration planning relating thereto, (i) the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access to its properties, books, contracts and records and (ii) the Company shall, and shall cause its respective Subsidiaries to, make available to Parent all other information not made available pursuant to clause (i) of this Section 8.01(a) concerning its businesses, properties and personnel, in the case of each of clause (i) and (ii), as the other party reasonably requests and in a manner so as to not unreasonably interfere with the normal business operations of the Company or any of its Subsidiaries. During such period described in the immediately preceding sentence, on reasonable notice and subject to Applicable Law and during normal business hours, the Company shall instruct its pertinent Representatives to reasonably cooperate with Parent in its review of any such information provided or made available pursuant to the immediately preceding sentence. No information or knowledge obtained in any review or investigation pursuant to this Section 8.01 shall affect or be deemed to modify any representation or warranty made by the Company or Parent pursuant to this Agreement.

        (b)   To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent, Bidco and each Merger Sub set forth in Article V and the satisfaction of the conditions precedent set forth in Section 9.03(a) and Section 9.03(b), Parent shall, and shall cause its Subsidiaries to, afford to the Company and its Representatives reasonable access to its books, contracts and records and such other information as the Company may reasonably request, during normal business hours during the period from the date of this Agreement to the earlier of the First Effective Time or the termination of this Agreement, in a manner so as to not unreasonably interfere with the normal business operations of Parent or any of its Subsidiaries.

        (c)   Anything to the contrary in this Section 8.01, Section 8.02 or Section 8.03 notwithstanding, none of the Company, Parent, nor any of their respective Subsidiaries shall be required to provide access to, disclose information to or assist or cooperate with the other party, in each case if such access, disclosure, assistance or cooperation (i) would, as reasonably determined based on the advice of outside counsel, jeopardize any attorney-client, attorney-work product or other similar privilege with respect to such information, (ii) would contravene any Applicable Law or Contract to which the applicable party is a subject or bound, (iii) would result in the disclosure of any valuations of the Company or Parent in connection with the transactions contemplated by this Agreement or any other sale process, (iv) would result in the disclosure of any information in connection with any litigation or similar dispute between the parties hereto or (v) would result in the disclosure of any trade secrets; provided, that the Company and Parent shall, and each shall cause its Subsidiaries to, use reasonable best efforts to make appropriate substitute disclosure arrangements under circumstances in which such restrictions apply (including redacting such information (A) to remove references concerning valuation, (B) as necessary to comply with any Contract in effect on the date of this Agreement or after the date of this Agreement and (C) as necessary to address reasonable attorney-client, work-product or other privilege or confidentiality concerns) and to provide such information as to the applicable matter as can be conveyed. Each of the Company and Parent may, as each reasonably deems advisable and necessary, designate any competitively sensitive material provided to the other under this Section 8.01 or Section 8.02 as "Outside Counsel Only Material". Such materials and the information contained therein shall be given only to the outside counsel of the recipient and, subject to any additional confidentiality or joint defense agreement the parties may mutually propose and enter into, shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (the Company or Parent, as the case may be) or its legal counsel.

        Section 8.02    Filings, Consents and Approvals.

        (a)   Subject to the terms and conditions of this Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Mergers and other transactions contemplated hereby as promptly as reasonably practicable, including (i) (A) preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all Filings as are necessary, proper or advisable to consummate the Mergers and the other transactions contemplated hereby, (B) using reasonable best efforts to obtain, as promptly as practicable, and thereafter maintain, all Consents from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Mergers or other transactions contemplated hereby, and complying with the terms and conditions of each Consent (including by supplying as promptly as reasonably practicable any additional information or documentary material that may be requested pursuant to the HSR Act or other applicable Antitrust Laws), and (C) cooperating with the other parties hereto in their efforts to comply with their obligations under this Agreement, including in seeking to obtain as promptly as practicable any Consents necessary, proper or advisable to consummate the Mergers or the other transactions contemplated hereby and (ii) (A) defending any lawsuit or other legal proceeding, whether judicial or administrative, brought by any Governmental Authority or Third Party challenging this Agreement or seeking to enjoin, restrain, prevent, prohibit or make illegal consummation of the Mergers or any of the other transactions contemplated hereby and (B) contesting any Order that enjoins, restrains, prevents, prohibits or makes illegal consummation of the Mergers or any of the other transactions contemplated hereby.

        (b)   Parent shall have the right to (i) direct, devise and implement the strategy for obtaining any necessary Consent of, for responding to any request from, inquiry or investigation by (including directing the timing, nature and substance of all such responses), and lead all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law and (ii) control the defense and settlement of any litigation, action, suit, investigation or proceeding brought by or before any Governmental Authority that has authority to enforce any Antitrust Law, Parent shall consult with the Company in a reasonable manner and consider in good faith the views and comments of the Company in connection with the foregoing.

        (c)   In furtherance and not in limitation of the foregoing, each of the Company and Parent shall, and each shall cause its Subsidiaries to, as promptly as practicable following the date of this Agreement, make all Filings with all Governmental Authorities that are necessary, proper or advisable under this Agreement or Applicable Law to consummate and make effective the Mergers and the other transactions contemplated hereby, provided that the parties shall not have an obligation to file a notification and report form pursuant to the HSR Act with respect to the Mergers and the other transactions contemplated hereby until the 60th calendar day after the date hereof. In the event that the Company or Parent receives a request for information or documentary material pursuant to the HSR Act or any other Antitrust Law (a "Second Request"), each shall, and shall cause its respective Subsidiaries and Affiliates to, use reasonable best efforts (and shall cooperate with each other) to submit an appropriate response to such Second Request as promptly as reasonably practicable, and to make available their respective Representatives to, on reasonable request, any Governmental Authority in connection with (i) the preparation of any Filing made by or on their behalf to any Governmental Authority in connection with the Mergers or any of the other transactions contemplated hereby or (ii) any Governmental Authority investigation, review or approval process.

        (d)   Subject to Applicable Laws relating to the sharing of information and the terms and conditions of the Confidentiality Agreement, each of the Company and Parent shall, and each shall cause its Subsidiaries to, cooperate and consult with each other in connection with the making of all Filings pursuant to this Section 8.02, and shall keep each other apprised on a current basis of the status of matters relating to the completion of the Mergers and the other transactions contemplated hereby, including: (i) (A) as far in advance as practicable, notifying the other party of, and providing the other party with an opportunity to consult with respect to, any Filing or communication or inquiry it or any of its Affiliates intends to make with any Governmental Authority other than a Taxing Authority (or any communication or inquiry it or any of its Affiliates intends to make with any Third Party in connection therewith) relating to the matters that are the subject of this Agreement, (B) providing the other party and its counsel, prior to submitting any such Filing or making any such communication or inquiry, a reasonable opportunity to review, and considering in good faith the comments of the other party and such other party's Representatives in connection with any such Filing, communication or inquiry, and (C) promptly following the submission of such Filing or making of such communication or inquiry, providing the other party with a copy of any such Filing, communication or inquiry, if in written form, or, if in oral form, a summary of such communication or inquiry; provided, that this Section 8.02(d) shall not apply to any initial filings made pursuant to the HSR Act; (ii) as promptly as practicable following receipt, furnishing the other party with a copy of any Filing or written communication or inquiry, or, if in oral form, a summary of any such communication or inquiry, it or any of its Affiliates receives from any Governmental Authority other than a Taxing Authority (or any communication or inquiry it receives from any Third Party in connection therewith) relating to matters that are the subject of this Agreement; and (iii) coordinating and reasonably cooperating with the other party in exchanging such information and providing such other assistance as the other party may reasonably request in connection with this Section 8.02. The Company, Parent or their respective Representatives shall notify and consult with the other party in advance of any meeting or conference (including by telephone or videoconference) with any Governmental Authority other than a Taxing Authority, or any member of the staff of any such Governmental Authority, in respect of any Filing, proceeding, investigation (including the settlement of any investigation), litigation or other inquiry regarding the Mergers or any of the other transactions contemplated hereby and, to the extent permitted by such Governmental Authority, enable the other party to participate. Materials provided to the other party pursuant to this Section 8.02 may be redacted to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries.

        (e)   Anything in this Agreement to the contrary notwithstanding, Parent and its Affiliates shall take, or cause to be taken, all actions and shall do, or cause to be done, all things necessary, proper or advisable to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority, obtain the consent or cooperation of any other Person and permit and cause the satisfaction of the conditions set forth in Section 9.01(c) (to the extent related to any Antitrust Law) or Section 9.01(h) , in each of the foregoing cases, to permit the Closing to occur as promptly as reasonably practicable and in any event prior to the End Date, including: (i) proposing, negotiating, committing to, effecting and agreeing to, by consent decree, hold separate order, or otherwise, the sale, divestiture, license, holding separate, and other disposition of or restrictions on the businesses, assets, properties, product lines, and equity or other business interests of, or changes to the conduct of business of, the Company, Parent, and their respective Affiliates, and take all actions necessary or appropriate in furtherance of the foregoing, (ii) creating, terminating, unwinding, divesting or assigning, subcontracting or otherwise securing substitute parties for relationships, ventures, and contractual or commercial rights or obligations of the Company, Parent, and their respective Affiliates and (iii) otherwise taking or committing to take any action that would limit Parent's freedom of action with respect to, or its ability to retain, hold or continue, directly or indirectly, any businesses, assets, properties, product lines, and equity or other business interests, relationships, ventures or contractual rights and obligations of the Company, Parent, and their respective Affiliates. In addition to and without limiting the foregoing, Parent shall take all steps relating to the matter referenced in Section 8.02(e) of the Parent Disclosure Schedule as promptly as reasonably practicable to the extent necessary or advisable to satisfy the condition set forth in Section 9.01(c) (to the extent related to any Antitrust Law) and Section 9.01(h) as promptly as reasonably practicable. Parent, the Company and their Affiliates shall not be required to agree to take or enter into any such action described in clauses (i) through (iii) that is not conditioned upon, or that becomes effective prior to, the Closing.

        (f)    Anything to the contrary notwithstanding, Parent's obligations to take or cause to take any actions described in the first sentence of Section 8.02(e) shall be subject to the right of Parent, in Parent's good faith reasonable discretion, to take reasonable periods of time in order to advocate and negotiate with Governmental Authorities with respect to such actions.

        Section 8.03    Certain Filings; SEC Matters.

        (a)   As promptly as practicable following the date of this Agreement, (i) the Company shall prepare (with Parent's reasonable cooperation) and file with the SEC a proxy statement relating to the Company Stockholder Meeting (together with all amendments and supplements thereto, the "Proxy Statement/Prospectus") in preliminary form, (ii) Parent shall prepare (with the Company's reasonable cooperation) and file with the SEC a Registration Statement on Form F-4 which shall include the Proxy Statement/Prospectus (together with all amendments and supplements thereto, the "Form F-4") relating to the registration of the Parent ADSs and the Parent Ordinary Shares represented thereby to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (iii) Parent shall prepare and shall cause the ADS Depository to file with the SEC a Registration Statement on Form F-6 (together with all amendments and supplements thereto, the "Form F-6") relating to the registration of the Parent ADSs to be issued to the stockholders of the Company pursuant to the Parent ADS Issuance, (iv) Parent shall, if required by the FCA in order to carry out the transactions contemplated by this Agreement, prepare (with the Company's reasonable cooperation) and submit to the FCA a Parent Prospectus and (v) Parent shall prepare (with the Company's reasonable cooperation) and submit to the FCA a shareholder circular prepared under the Listing Rules relating to the Parent Shareholder Meeting (together with all amendments and supplements thereto, the "Parent Circular") in draft form. The Proxy Statement/Prospectus, the Form F-4 and the Form F-6 shall comply as to form in all material respects with the applicable provisions of the 1933 Act, the 1934 Act and other Applicable Law, and any Parent Prospectus and the Parent Circular shall comply as to form in all material respects with the requirements of the Listing Rules and other Applicable Law.

        (b)   The Company and Parent shall cooperate with each other and use their respective reasonable best efforts (i) to have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, (ii) to have the Form F-4 and the Form F-6 declared effective under the 1933 Act as promptly as practicable after its filing and keep the Form F-4 and Form F-6 effective for so long as necessary to consummate the Mergers, (iii) to have a Parent Prospectus (if required) formally approved by the FCA as promptly as practicable after its submission and (iv) to have the Parent Circular formally approved by the FCA as promptly as practicable after its submission. Each of the Company and Parent shall, as promptly as practicable after the receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Proxy Statement/Prospectus, the Form F-4, the Form F-6, a Parent Prospectus and the Parent Circular received by such party from the SEC, the FCA or any other Governmental Authority, including any request from the SEC for amendments or supplements to the Proxy Statement/Prospectus, the Form F-4 or the Form F-6 or any request from the FCA for amendments or supplements to a Parent Prospectus or the Parent Circular, and shall provide the other with copies of all material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, the FCA or any other Governmental Authority, on the other hand, related to the foregoing. The foregoing notwithstanding, prior to filing the Form F-4 or the Form F-6 or mailing the Proxy Statement/Prospectus or Parent Circular, or making a Parent Prospectus available to the public or responding to any comments of the SEC or the FCA with respect thereto, each of the Company and Parent shall reasonably cooperate and provide the other party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in a commercially reasonable manner the comments of the other party or such other party's Representatives in connection with any such document or response. None of the Company, Parent or any of their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC or the FCA, or any member of the staff thereof, in respect of the Proxy Statement/Prospectus, the Form F-4, the Form F-6 or the Parent Circular or (if applicable) the Parent Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC or the FCA, as applicable, allows the other party to participate. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the

Form F-4 and the Form F-6, and the issuance of any stop order relating thereto or the suspension of the qualification of Parent ADSs or the Parent Ordinary Shares represented thereby for offering or sale in any jurisdiction, and each of the Company and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

        (c)   Each of the Company and Parent shall use its reasonable best efforts to take any other action required to be taken by it under the 1933 Act, the 1934 Act, the Listing Rules, the DGCL, the CA 2006 and the rules of Nasdaq in connection with the filing and distribution of the Proxy Statement/Prospectus, the Form F-4, the Form F-6, a Parent Prospectus (if required) and the Parent Circular, and the solicitation of proxies from the stockholders of the Company and the shareholders of Parent. Subject to Section 6.02, the Proxy Statement/Prospectus shall include the Company Board Recommendation, and, subject to Section 7.02, the Parent Circular shall include the Parent Board Recommendation.

        (d)   Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under Applicable Law and the rules and policies of Nasdaq and the SEC to enable the listing of the Parent ADSs being registered pursuant to the Form F-4 on Nasdaq no later than the First Effective Time, subject to official notice of issuance. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or "blue sky" permits and approvals required to carry out the transactions contemplated by this Agreement.

        (e)   Each of the Company and Parent shall, on request, furnish to the other all information, documents, submissions or comfort concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders or shareholders (including the Required Information) and such other matters as may be reasonably necessary or advisable in connection with any statement, Filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC, the FCA or Nasdaq in connection with the Mergers and the other transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, the Form F-4, the Form F-6, any Parent Prospectus (if required) and the Parent Circular, in each case having due regard to the planned timing of publication of such document, the requirements of the CA 2006, the FSMA, the Listing Rules, the Prospectus Regulation Rules, the FCA, the Admission and Disclosure Standards of the LSE and any other Applicable Law, and reasonable and customary requirements of the Parent's sponsor; provided, that neither party shall use any such information for any purposes other than those contemplated by this Agreement unless such party obtains the prior written consent of the other. In addition, each of the Company and Parent shall (i) use its reasonable best efforts to promptly provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements, working capital reports and related footnotes in connection with the preparation of the Proxy Statement/Prospectus, and Form F-4, the Parent Circular and (if required) a Parent Prospectus, (ii) assist with due diligence and, in the case of the Company, provide such information as Parent may reasonably request to enable Parent to prepare verification materials in relation to the preparation of the Parent Circular and (if required) a Parent Prospectus and (iii) enter into any agreement or execute any letter (including representation letters and letters of comfort) or other document which is customary and/or necessary in connection with the preparation of the Proxy Statement/Prospectus, Form F-4, a Parent Prospectus (if required) and the Parent Circular and, in each case, any amendment or supplement thereto or where such documents, information, and/or submissions are ancillary to the preparation of the Proxy Statement/Prospectus, the Form F-4, the Parent Circular or (if required) a Parent Prospectus. In addition, in relation to any Parent Prospectus, the Company shall use its reasonable best efforts to cause each of the Designated Directors to provide responsibility letters and duly completed director and officer questionnaires in a reasonable and customary form provided by the Parent's sponsor.

        (f)    If at any time prior to the latter of the Company Approval Time and the Parent Approval Time, any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company or Parent that (i) should be set forth in an amendment or supplement to the Proxy Statement/Prospectus, or the Form F-4 or the Form F-6 so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (ii) constitutes a material change or material new matter that would require a supplement to the Parent Circular under Applicable Law or the Listing Rules, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC or submit to the FCA, as applicable, an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company and/or the shareholders of Parent, or (iii) constitutes a material change or material new matter that would require a supplement to any Parent Prospectus under Applicable Law or the Prospectus Regulation Rules, the party that discovers such information shall promptly notify the other party hereto, and each party shall use reasonable best efforts to, and reasonably cooperate with the other to, promptly prepare and file with the SEC or submit to the FCA, as applicable, an appropriate amendment or supplement describing such information and, to the extent required under Applicable Law, disseminate such amendment or supplement to the stockholders of the Company or the shareholders of Parent, as the case may be, or make available such amendment or supplement in accordance with the Prospectus Regulation Rules.

        Section 8.04    Company Stockholder Meeting; Parent Shareholder Meeting.

        (a)   As promptly as practicable following the effectiveness of the Form F-4 (but subject to Section 8.04(c)), the Company shall, in consultation with Parent, in accordance with Applicable Law and the Company Organizational Documents, (i) establish a record date for, duly call and give notice of a meeting of the stockholders of the Company entitled to vote on the adoption of this Agreement (the "Company Stockholder Meeting") at which meeting the Company shall seek the Company Stockholder Approval (and will use reasonable best efforts to conduct "broker searches" in a manner to enable such record date to be held promptly following the effectiveness of the Form F-4), (ii) cause the Proxy Statement/Prospectus (and all other proxy materials for the Company Stockholder Meeting) to be mailed to its stockholders and (iii) duly convene and hold the Company Stockholder Meeting. Subject to Section 6.02, the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Company Stockholder Approval to be received at the Company Stockholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Company Stockholder Meeting. The Company shall not, without the prior written consent of Parent, adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided, that the Company may, without the prior written consent of Parent, adjourn or postpone the Company Stockholder Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Proxy Statement/Prospectus that the Board of Directors of the Company has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law and for such supplement or amendment to be reviewed by the Company's stockholders prior to the Company Stockholder Meeting, (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the 10th Business Day before the End Date and (II) the 10th Business Day after the date of such distribution), (B) due to the absence of a quorum, (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required by an Order issued by any court or other Governmental Authority of competent jurisdiction in connection with this Agreement or (D) if the Parent Shareholder Meeting has been adjourned or postponed by Parent in accordance with Section 8.04(b), to the extent necessary to enable the Company Stockholder Meeting and the Parent Shareholder Meeting to be held within a single period of twenty-four consecutive hours as contemplated by Section 8.04(c). The foregoing notwithstanding, the Company may not, without the prior written consent of Parent, postpone or adjourn the Company Stockholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Company Stockholder Meeting was originally scheduled and (y) 10 Business Days before the End Date. Without the prior written consent of Parent, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by the Company's stockholders in connection therewith) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting.

        (b)   As promptly as practicable following the date on which the Parent Circular is formally approved by the FCA (but subject to Section 8.04(c)), Parent shall, in consultation with the Company, in accordance with Applicable Law and the Parent Organizational Documents, (i) establish a record date for, duly convene and give notice of a meeting of the shareholders of Parent entitled to vote on the approval of this Agreement and the transactions contemplated hereby (the "Parent Shareholder Meeting") at which meeting Parent shall seek the Parent Shareholder Approval, (ii) cause the Parent Circular (and all other proxy materials for the Parent Shareholder Meeting) to be mailed to its shareholders and (iii) duly hold the Parent Shareholder Meeting. Subject to Section 7.02, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause the Parent Shareholder Approval to be obtained at the Parent Shareholder Meeting or any adjournment or postponement thereof, and shall comply with all legal requirements applicable to the Parent Shareholder Meeting. Parent shall not, without the prior written consent of the Company, adjourn, postpone or otherwise delay the Parent Shareholder Meeting; provided, that Parent may, without the prior written consent of the Company, adjourn or postpone the Parent Shareholder Meeting (A) if Parent believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Parent Shareholder Approval, or (2) distribute any supplement to the Parent Circular that the Board of Directors of Parent has determined (which determination and subsequent distribution shall be made as promptly as practicable) in good faith after consultation with outside legal counsel is necessary under Applicable Law (including Rule 10.5.4 of the Listing Rules) and for such supplement to be reviewed by Parent's shareholders prior to the Parent Shareholder Meeting (provided, that no such postponement or adjournment under this clause (2) may be to a date that is after the earlier of (I) the 10th Business Day before the End Date and (II) the 10th Business Day after the date of such distribution), (B) due to the absence of a quorum, (C) if and to the extent such postponement or adjournment of the Company Stockholder Meeting is required by an Order issued by any court or other Governmental Authority of competent jurisdiction in connection with this Agreement or (D) if the Company Stockholder Meeting has been adjourned or postponed by the Company in accordance with Section 8.04(a), to the extent necessary to enable the Company Stockholder Meeting and the Parent Shareholder Meeting to be held within a single period of twenty-four consecutive hours as contemplated by Section 8.04(c). The foregoing notwithstanding, Parent may not, without the prior written consent of the Company, postpone or adjourn the Parent Shareholder Meeting pursuant to clause (A)(1) or (B) of the immediately preceding sentence for a period of more than 10 Business Days on any single occasion or, on any occasion, to a date after the earlier of (x) 40 Business Days after the date on which the Parent Shareholder Meeting was originally scheduled and (y) 10 Business Days before the End Date. Without the prior written consent of the Company, the matters contemplated by the Parent Shareholder Approval shall be the only matters (other than matters of procedure and matters required by or advisable under Applicable Law to be voted on by Parent's shareholders in connection therewith) that Parent shall propose to be voted on by the shareholders of Parent at the Parent Shareholder Meeting.

        (c)   It is the intention of the parties that, and each of the parties shall reasonably cooperate and use their commercially reasonable efforts to cause, the date and time of the Company Stockholder Meeting and the Parent Shareholder Meeting be coordinated such that they occur on the same calendar day (and in any event as close in time as possible).

        (d)   Any Company Adverse Recommendation Change or Parent Adverse Recommendation Change notwithstanding, the obligations of the Company and Parent under Section 8.03 and this Section 8.04 shall continue in full force and effect unless this Agreement is validly terminated in accordance with Article X.

        Section 8.05    Public Announcements.     The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release to be in the form agreed on by the Company and Parent prior to the execution of this Agreement. Following such initial press release, Parent and the Company shall consult with each other before issuing any additional press release, making any other public statement or scheduling any press conference, conference call or meeting with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release, make any such other public statement or schedule any such press conference, conference call or meeting before such consultation (and, to the extent applicable, shall provide copies of any such press release, statement or agreement (or any scripts for any conference calls) to the other party and shall consider in good faith the comments of the other party); provided, that the restrictions set forth in this Section 8.05 shall not apply to any release or public statement (a) made or proposed to be made by the Company in compliance with Section 6.02 with respect to the matters contemplated by Section 6.02, or made or proposed to be made by Parent in response or related to any such release or public statement that is not in violation of Section 7.02, (b) made or proposed to be made by Parent in compliance with Section 7.02 with respect to the matters contemplated by Section 7.02, or made or proposed to be made by the Company in response or related to any such release or public statement that is not in violation of Section 6.02, (c) in connection with any dispute between the parties regarding this Agreement, the Mergers or the other transactions contemplated hereby or (d) if the information contained therein substantially reiterates (or is consistent with) previous releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 8.05.

        Section 8.06    Section 16 Matters.     Prior to the First Effective Time, the Company shall take all such steps as may be required (to the extent permitted under Applicable Law) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act to be exempt under Rule 16b-3 promulgated under the 1934 Act.

        Section 8.07    Transaction Litigation.     Subject to the last sentence of this Section 8.07, each of the Company and Parent shall promptly notify the other of any stockholder or shareholder demands, litigations, arbitrations or other similar claims, actions, suits or proceedings (including derivative claims) commenced against it, its Subsidiaries and/or its or its Subsidiaries' respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matters relating thereto (collectively, "Transaction Litigation") and shall keep the other party informed regarding any Transaction Litigation (including by promptly furnishing to the other party and such other party's Representatives such information relating to such Transaction Litigation as may reasonably be requested). Each of the Company and Parent shall reasonably cooperate with the other in the defense or settlement of any Transaction Litigation, and shall give the other party the opportunity to consult with it regarding the defense and settlement of such Transaction Litigation, shall consider in good faith the other party's advice with respect to such Transaction Litigation and shall give the other party the opportunity to participate (at the other party's expense) in (but not control) the defense and settlement of such Transaction Litigation. Prior to the First Effective Time, other than with respect to any Transaction Litigation where the parties are adverse to each other or in the context of any Transaction Litigation related to or arising out of a Company Acquisition Proposal or a Parent Acquisition Proposal, neither the Company nor any of its Subsidiaries shall settle or offer to settle any Transaction Litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 8.07, (a) in the event of any conflict with any other covenant or agreement contained in Section 8.02 that expressly addresses the subject matter of this Section 8.07, Section 8.02 shall govern and control, and (b) Section 8.07 shall be in addition to and not limit or otherwise modify the parties' respective obligations under Section 6.02 or Section 7.02.

        Section 8.08    Stock Exchange Delisting.     Each of the Company and Parent agrees to cooperate with the other party in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from the Nasdaq and terminate its registration under the 1934 Act; provided, that such delisting and termination shall not be effective until the First Effective Time.

        Section 8.09    Governance; Rare Diseases Business.

        (a)   Parent shall take all necessary corporate action to cause, effective at the First Effective Time, two individuals who currently serve on the board of directors of the Company, as mutually agreed by the Company and Parent prior to the Closing, to have joined the board of directors of Parent, subject to such individuals' having accepted offers from Parent to serve on the board of directors of Parent (such individuals, the "Designated Directors").

        (b)   Parent intends to establish, as promptly as reasonably practicable after the Closing, a global rare diseases business unit initially comprising the "rare disease" activities of Parent, the Surviving Company and their respective Subsidiaries and for such unit to be initially headquartered in Boston, MA and led initially by members of the current senior management of the Company.

        Section 8.10    State Takeover Statutes.     Each of Parent, Bidco, each Merger Sub and the Company shall (a) take all action necessary so that no "moratorium," "control share acquisition," "fair price," "supermajority," "affiliate transactions" or "business combination statute or regulation" or other similar state anti-takeover laws or regulations, or any similar provision of the Company Organizational Documents or the Parent Organizational Documents, as applicable, is or becomes applicable to the Mergers or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Mergers or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

        Section 8.11    Certain Tax Matters.

        (a)   Each of Parent and the Company shall use its reasonable best efforts to cause the Mergers, taken together, to qualify, and shall not take or knowingly fail to take (and shall cause its Affiliates not to take or knowingly fail to take) any action that could reasonably be expected to (i) prevent or impede the Mergers, taken together, from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or (ii) cause the stockholders of the Company (other than any Excepted Stockholder) to recognize gain pursuant to Section 367(a)(1) of the Code.

        (b)   Each of Parent and the Company shall use its reasonable best efforts and shall cooperate with one another to obtain the opinion referred to in Section 9.03(d) and any similar opinions required to be delivered in connection with the effectiveness of the Form F-4. In connection with the foregoing, (i) Parent shall (and shall cause Bidco and each Merger Sub to) deliver to Company Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit A, with such changes as may reasonably be agreed by Parent, the Company and Company Tax Counsel (the "Parent Tax Certificate"), and (ii) the Company shall deliver to Company Tax Counsel a duly executed letter of representation substantially in the form of the letter of representation included in Exhibit B, with such changes as may reasonably be agreed by Parent, the Company and Company Tax Counsel (the "Company Tax Certificate"), in the case of each of clause (i) and (ii), at such times as such counsel shall reasonably request (including on the effective date of the Form F-4 and at the Closing). Parent and the Company shall also provide such other information as reasonably requested by Company Tax Counsel for purposes of rendering any opinion described in this Section 8.11.

        (c)   Parent shall, and shall cause Bidco and the Surviving Company to, comply with the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and shall make arrangements with each "five-percent transferee shareholder" of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), if any, to ensure that such shareholder will be informed of any disposition of any property that would require the recognition of gain under such person's gain recognition agreement entered into under Treasury Regulations Section 1.367(a)-8.

ARTICLE IX

CONDITIONS TO THE MERGERS

        Section 9.01    Conditions to the Obligations of Each Party.     The obligations of the Company, Parent, Bidco and each Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver) of the following conditions:

        (a)   the Company Stockholder Approval shall have been obtained;

        (b)   the Parent Shareholder Approval shall have been obtained;

        (c)   no injunction or other Order shall have been issued by any court or other Governmental Authority of competent jurisdiction that remains in effect and enjoins, prevents or prohibits the consummation of the Mergers, and no Applicable Law shall have been enacted, entered or promulgated by any Governmental Authority that remains in effect and prohibits or makes illegal consummation of the Mergers;

        (d)   the Form F-4 and the Form F-6 shall have been declared effective, no stop order suspending the effectiveness of the Form F-4 or the Form F-6 shall be in effect and no proceedings for such purpose shall be pending before the SEC;

        (e)   if confirmed by the FCA that a Parent Prospectus is required to be published in connection with the transactions contemplated hereby, including any supplement or amendment thereto, such Parent Prospectus shall have been approved by the FCA and made available to the public in accordance with the Prospectus Regulation Rules;

        (f)    the Parent Circular, including any supplement or amendment thereto, shall have been approved by the FCA and made available to the shareholders of Parent in accordance with the Listing Rules and the Parent Organizational Documents;

        (g)   (i) the Parent ADSs (and the Parent Ordinary Shares represented thereby) to be issued in the Parent ADS Issuance shall have been approved for listing on Nasdaq, subject to official notice of issuance, (ii) the FCA shall have acknowledged to the Parent or its agent (and such acknowledgement shall not have been withdrawn) that the application for the admission of the Parent Ordinary Shares represented by the Parent ADSs and, if required by the FCA, the application for the readmission of the Parent Ordinary Shares outstanding immediately prior to the First Effective Time to the premium segment of the Official List shall have been approved and (after satisfaction of any conditions to which such approval is expressed to be subject) shall become effective as soon as a dealing notice has been issued by the FCA and any such conditions upon which such approval is expressed to be subject having been satisfied, and (iii) the LSE shall have acknowledged to the Parent or its agent (and such acknowledgement not having been withdrawn) that such Parent Ordinary Shares referred to in clause (ii) shall be admitted to trading on the LSE's main market for listed securities; and

        (h)   any applicable waiting period under the HSR Act shall have expired or been terminated and any applicable waiting period or other Consent under the Foreign Antitrust Laws of the jurisdictions set forth on Section 9.01(h)(i) of the Company Disclosure Schedule relating to the transactions contemplated by this Agreement shall have expired, been terminated or been obtained, as applicable; provided, that Section 9.01(h)(i) of the Company Disclosure Schedule shall be deemed updated to include such additional jurisdictions from the list set forth on Section 9.01(h)(ii) of the Company Disclosure Schedule as mutually agreed in good faith by Parent and the Company within 15 days following the date of this Agreement.

        Section 9.02    Conditions to the Obligations of Parent, Bidco and each Merger Sub.     The obligations of Parent, Bidco and each Merger Sub to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by Parent) of the following further conditions:

        (a)   the Company shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the First Effective Time;

        (b)   (i) the representations and warranties of the Company contained in the first and last sentences of Section 4.01, Section 4.02, Section 4.04(a), Section 4.26, Section 4.27 and Section 4.28 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of the Company contained in Section 4.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies, (iii) the representations and warranties of the Company contained in Section 4.10(a)(ii) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of the Company contained in Article IV (disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and

        (c)   Parent shall have received a certificate from an executive officer of the Company confirming the satisfaction of the conditions set forth in Section 9.02(a) and Section 9.02(b) .

        Section 9.03    Conditions to the Obligations of the Company.     The obligations of the Company to consummate the Mergers are subject to the satisfaction (or, to the extent permitted by Applicable Law, waiver by the Company) of the following further conditions:

        (a)   each of Parent, Bidco and each Merger Sub shall have performed, in all material respects, all of its obligations hereunder required to be performed by it at or prior to the First Effective Time;

        (b)   (i) the representations and warranties of Parent contained in the first and last sentences of Section 5.01, Section 5.02, Section 5.04(a) and Section 5.18 shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date); (ii) the representations and warranties of Parent contained in Section 5.05(a) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except for any de minimis inaccuracies; (iii) the representations and warranties of Parent contained in Section 5.10(b) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing; and (iv) the other representations and warranties of Parent contained in Article V (disregarding all qualifications and exceptions contained therein relating to materiality or Parent Material Adverse Effect) shall be true and correct at and as of the date of this Agreement and at and as of the Closing as if made at and as of the Closing (or, if such representations and warranties are given as of another specific date, at and as of such date), except, in the case of this clause (iv) only, where the failure of such representations and warranties to be true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect;

        (c)   the Company shall have received a certificate from an executive officer of Parent confirming the satisfaction of the conditions set forth in Section 9.03(a) and Section 9.03 (b); and

        (d)   the Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz, or, if Wachtell, Lipton, Rosen & Katz is unable or unwilling to provide such opinion, Freshfields Bruckhaus Deringer US LLP ("Company Tax Counsel"), dated as of the Closing Date, in form and substance reasonably satisfactory to the Company, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, (i) the Mergers, taken together, will qualify as a "reorganization" within the meaning of Section 368(a) of the Code and (ii) the Mergers will not result in gain recognition to the stockholders of the Company pursuant to Section 367(a)(1) of the Code (assuming that in the case of any such stockholder who would be treated as a "five-percent transferee shareholder" of Parent within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii), such stockholder enters into a five-year gain recognition agreement in the form provided in Treasury Regulations Section 1.367(a)-8(c) and complies with the requirements of that agreement and Treasury Regulations Section 1.367(a)-8 for avoiding the recognition of gain). In rendering such opinion, Company Tax Counsel may rely on the Parent Tax Certificate, the Company Tax Certificate and such other information provided to it by Parent and/or the Company for purposes of rendering such opinion.

ARTICLE X

TERMINATION

        Section 10.01    Termination.     This Agreement may be terminated and the Mergers and the other transactions contemplated hereby may be abandoned at any time prior to the First Effective Time (notwithstanding receipt of the Company Stockholder Approval or the Parent Shareholder Approval):

        (a)   by mutual written agreement of the Company and Parent;

        (b)   by either the Company or Parent, if:

            (i)  the Mergers have not been consummated on or before December 12, 2021 (as such date may be extended pursuant to the following proviso, the "End Date"); provided, that (A) if on such date, the conditions to the Closing set forth in Section 9.01(h) or Section 9.01(c) (if the injunction, other Order or Applicable Law relates to Antitrust Laws) shall not have been satisfied, but all other conditions to the Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, then the End Date may be extended by either Parent or the Company for a period of 90 days by written notice to the other party; provided, further, that the right to terminate this Agreement or to extend the End Date, as applicable, pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of the failure of the Mergers to be consummated by such time;

           (ii)  a court or other Governmental Authority of competent jurisdiction shall have issued an injunction or other Order that permanently enjoins, prevents or prohibits the consummation of the Mergers and such injunction or other Order shall have become final and non-appealable; provided, that the right to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall not be available to any party whose breach of any provision of this Agreement has been the proximate cause of such injunction or other Order;

          (iii)  the Company Stockholder Meeting (as it may be adjourned or postponed) at which a vote on the Company Stockholder Approval was taken shall have concluded and the Company Stockholder Approval shall not have been obtained; provided, that, unless the Parent Shareholder Approval shall have previously been obtained, the right to terminate this Agreement pursuant to this Section 10.01(b)(iii) shall not be available until 24 hours after the conclusion of such meeting.

          (iv)  the Parent Shareholder Meeting (as it may be adjourned or postponed) at which a vote on the Parent Shareholder Approval was taken shall have concluded and the Parent Shareholder Approval shall not have been obtained; provided, that, unless the Company Stockholder Approval shall have previously been obtained, the right to terminate this Agreement pursuant to this Section 10.01(b)(iv) shall not be available until 24 hours after the conclusion of such meeting; or

        (c)   by Parent:

            (i)  prior to the receipt of the Company Stockholder Approval, if (A) a Company Adverse Recommendation Change shall have occurred, (B) a tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Company Acquisition Proposal shall have been commenced (within the meaning of Rule 14d-2 under the Exchange Act) and the Company shall not have communicated to its stockholders, within ten Business Days after such commencement, a statement disclosing that the Company recommends rejection of such tender or exchange offer (or shall have withdrawn any such rejection thereafter) or (C) the Company has committed a Willful Breach of Section 6.02 or Section 8.04(a), provided, that this Agreement may not be terminated pursuant to this clause (C) if Parent, Bidco or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent, Bidco or either Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied;

           (ii)  if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by the Company within the earlier of (x) 45 days following written notice to the Company from Parent of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(c)(ii) if Parent, Bidco or either Merger Sub is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by Parent, Bidco or either Merger Sub would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied;

        (d)   by the Company:

            (i)  prior to the receipt of the Parent Shareholder Approval, if (A) a Parent Adverse Recommendation Change shall have occurred, (B) an offer (as defined in the U.K. Code) or tender or exchange offer subject to Regulation 14D under the 1934 Act that constitutes a Parent Acquisition Proposal shall have been commenced and Parent shall not have communicated to its shareholders, within ten Business Days after such commencement, a statement disclosing that Parent recommends rejection of such offer or tender or exchange offer (or shall have withdrawn any such rejection thereafter); or (C) Parent, Bidco or either Merger Sub has committed a Willful

  Breach of Section 7.02 or Section 8.04(b), provided, that this Agreement may not be terminated pursuant to this clause (C) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied;

           (ii)  if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent, Bidco or either Merger Sub set forth in this Agreement shall have occurred that would cause any condition set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such breach or failure to perform (A) is incapable of being cured by the End Date or (B) has not been cured by Parent, Bidco or either Merger Sub, as applicable, within the earlier of (x) 45 days following written notice to Parent from the Company of such breach or failure to perform and (y) the End Date; provided, that this Agreement may not be terminated pursuant to this Section 10.01(d)(ii) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach by the Company would cause any condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied; or

          (iii)  prior to obtaining the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal promptly following such termination in accordance with, and subject to the terms and conditions of, Section 6.02.

        The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other party.

        Section 10.02    Effect of Termination.     If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any of its Affiliates or its or their respective stockholders or shareholders, as applicable, or Representatives) to the other party hereto, except as provided in Section 10.03; provided, that, subject to Section 10.03(g), neither Parent nor the Company shall be released from any liabilities or damages arising out of any (i) fraud by any party or (ii) the Willful Breach of any covenant or agreement set forth in this Agreement. The provisions of Section 6.03(c), the first sentence of Section 8.01(a), this Section 10.02, Section 10.03, Article XI (other than Section 11.13, except to the extent that Section 11.13 relates to the specific performance of the provisions of this Agreement that survive termination) and Section 1.01 (to the extent related to the foregoing) shall survive any termination of this Agreement pursuant to Section 10.01. In addition, the termination of this Agreement shall not affect the parties' respective obligations under the Confidentiality Agreement.

        Section 10.03    Termination Payment.

        (a)   If this Agreement is terminated: (i) by Parent pursuant to Section 10.01(c)(i) or (ii) by the Company pursuant to Section 10.01(d)(iii), then the Company shall pay to Parent (or its designee), in cash and by way of compensation, a payment in an amount equal to $1,180,000,000 (the "Company Termination Payment") at or prior to, and as a condition to the effectiveness of, the termination of this Agreement in the case of a termination pursuant to Section 10.01(d)(iii) or as promptly as practicable (and, in any event, within two Business Days following such termination) in the case of a termination pursuant to Section 10.01(c)(i).

        (b)   If (i) this Agreement is terminated by Parent or Company pursuant to Section 10.01(b)(iii), (ii) prior to such termination and after the date of this Agreement, a Company Acquisition Proposal shall have been publicly announced or publicly made known and shall not have been publicly withdrawn at least four Business Days prior to the Company Stockholder Meeting and (iii) on or prior to the twelve-month anniversary of such termination of this Agreement: (A) a transaction constituting a Company Acquisition Proposal is consummated; or (B) a definitive agreement relating to a Company Acquisition Proposal is entered into by the Company or any of its Affiliates (in each case, whether or not such Company Acquisition Proposal is the same as the original Company Acquisition Proposal publicly made known or publicly announced), then, the Company shall pay to Parent (or its designee) by way of compensation the Company Termination Payment no later than the consummation of such Company Acquisition Proposal; provided, that if the Company shall have actually paid the Company No Vote Payment pursuant to Section 10.03(e), then only the incremental amount between the Company No Vote Payment and the Company Termination Payment shall be payable. "Company Acquisition Proposal" for purposes of this Section 10.03(b) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.01, except that references in the definition to "20%" shall be replaced by "50%".

        (c)   If this Agreement is terminated by the Company pursuant to Section 10.01(d)(i), Parent shall pay to the Company (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement (or such other later date as the Company has notified in writing to Parent on the date of termination), a payment in an amount equal to $1,415,000,000 (the "Parent Termination Payment"), subject to any adjustment in accordance with Section 10.03(i).

        (d)   If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iv), Parent shall pay to the Company (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement (or such other later date as the Company has notified in writing to Parent on the date of termination), a payment in an amount equal to the Parent Termination Payment; provided, that such amount shall be payable only if either (i) the Company Stockholder Approval shall have previously been obtained or (ii) (A) the condition to termination under Section 10.01(b)(iii) has not been satisfied at the time of such termination, (B) the Company has complied with Section 8.04(c) and (C) more than 24 hours has passed since the satisfaction of the condition to termination under Section 10.01(b)(iv).

        (e)   If this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(iii), the Company shall pay to Parent (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, a payment in an amount equal to $270,000,000 (the "Company No Vote Payment"); provided, that such amount shall be payable only if either (i) the Parent Shareholder Approval shall have previously been obtained or (ii) (A) the condition to termination under Section 10.01(b)(iv) has not been satisfied at the time of such termination, (B) Parent has complied with Section 8.04(c) and (C) more than 24 hours has passed since the satisfaction of the condition to termination under Section 10.01(b)(iii).

        (f)    Any payment of the Company Termination Payment or the Company No Vote Payment (each, a "Company Payment") or the Parent Termination Payment shall be made by wire transfer of immediately available funds to an account designated in writing by Parent or the Company, as applicable. Any Company Payment or Parent Termination Payment shall be made free and clear of and without deduction or withholding of any Taxes; provided:

            (i)  in the case of the Company Payment, Parent has supplied the Company with a properly completed IRS Form W-8BEN-E, on which the Company is entitled to rely, claiming the benefits of, and establishing an exemption to withholding under, the income tax treaty between the United States and the United Kingdom prior to the payment of the Company Payment;

           (ii)  in the case of the Company Payment, in the event that deductions or withholdings on account of U.S. federal income Taxes should have been made under applicable law, then Parent shall bear the cost of such Taxes;

          (iii)  in the case of the Parent Termination Payment, in the event that deductions or withholdings on account of UK income Tax should have been made under applicable law, then the Company shall bear the cost of such Taxes; and

          (iv)  in the case of the Parent Termination Payment, Parent may deduct or withhold any amounts in respect of VAT required or permitted to be withheld in accordance with the following provisions of this Section 10.03.

        (g)   The parties agree and understand that (x) in no event shall the Company be required to pay the Company Termination Payment on more than one occasion or the Company No Vote Payment on more than one occasion, in each case under any circumstances, and the Company No Vote Payment shall be credited toward any subsequent payment of the Company Termination Payment, and in no event shall Parent be required to pay the Parent Termination Payment on more than one occasion under any circumstances, and (y) except in the case of fraud or Willful Breach by the other party of any covenant or agreement set forth in this Agreement, in no event shall Parent be entitled, pursuant to this Section 10.03, to receive an amount greater than the Company Termination Payment and Company No Vote Payment, as applicable (subject to the understanding that the Company No Vote Payment is set off against the Company Termination Payment when the payment of the Company Termination Payment follows the payment of the Company No Vote Payment under Section 10.03(e)), and any applicable additional amounts pursuant to the last two sentences of this Section 10.03(g) (such additional amounts, collectively, the "Parent Additional Amounts"), and in no event shall the Company be entitled, pursuant to this Section 10.03, to receive an amount greater than the Parent Termination Payment and any applicable additional amounts pursuant to Section 6.03(c) and/or the last two sentences of this Section 10.3(g) (such additional amounts, collectively, the "Company Additional Amounts"). Notwithstanding anything to the contrary in this Agreement, except in the case of fraud or Willful Breach by the other party of any covenant or agreement set forth in this Agreement, (i) if Parent receives a Company Payment and any applicable Parent Additional Amounts from the Company pursuant to this Section 10.03, or if the Company receives the Parent Termination Payment and any applicable Company Additional Amounts from Parent pursuant to this Section 10.03, such payment shall be the sole and exclusive remedy of the receiving party against the paying party and its Subsidiaries and their respective former, current or future partners, equityholders, managers, members, Affiliates and Representatives, and none of the paying party, any of its Subsidiaries or any of their respective former, current or future partners, equityholders, managers, members, Affiliates or Representatives shall have any further liability or obligation, in each case relating to or arising out of this Agreement or the transactions contemplated hereby and (ii) if (A) Parent, Bidco or either Merger Sub receives any payments from the Company in respect of any breach of this Agreement and thereafter Parent receives a Company Payment pursuant to this Section 10.03 or (B) the Company receives any payments from Parent, Bidco or either Merger Sub in respect of any breach of this Agreement and thereafter the Company receives the Parent Termination Payment, the amount of such Company Termination Payment or such Parent Termination Payment, as applicable, shall be reduced by the aggregate amount of such payments made by the party paying the Company Payment or the Parent Termination Payment, as applicable, in respect of any such breaches (in each case, after taking into account any Parent Additional Amounts or Company Additional Amounts, as applicable). The parties acknowledge that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties would not enter into this Agreement and that any amounts payable pursuant to this Section 10.03 do not constitute a penalty. Accordingly, if any party fails to promptly pay any Company Payment or the Parent Termination Payment due pursuant to this Section 10.03, such party shall also pay any out-of-pocket costs and expenses (together with any irrecoverable VAT incurred thereon, and including reasonable legal fees and expenses) incurred by the party entitled to such payment in connection with a legal action to enforce this Agreement that results in a judgment for such amount against the party failing to promptly pay such amount. Any Company Payment or Parent Termination Payment not paid when due pursuant to this Section 10.03 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

        (h)   The Parent Termination Payment and the Company Termination Payment (in each case if any) shall be VAT inclusive.

        (i)    The parties hereto intend that any payment of a Parent Termination Payment, being compensatory in nature, shall not be treated (in whole or in part) as consideration for a supply for the purposes of VAT and, accordingly, Parent shall:

            (i)  file its relevant VAT return on the basis that the payment of any such Parent Termination Payment falls outside the scope of VAT; and

           (ii)  pay the full amount of any such Parent Termination Payment free and clear of any deduction or adjustment on account of VAT,

    it being understood and agreed that if it is finally determined that the Parent Termination Payment is (in whole or in part) consideration for a supply for the purposes of VAT then:

            (A)  Parent shall (1) subject to having received the relevant amount from the Company as provided in sub-clause (C) below, promptly account for and pay to HMRC such VAT together with any associated interest and penalties; and (2) use its reasonable best efforts to recover (by refund, credit or otherwise) any such VAT at the residual recovery rate generally applied by Parent in respect of input VAT incurred on its overheads from time to time;

            (B)  the amount of the Parent Termination Payment payable by Parent shall be reduced so that the sum of (1) the Parent Termination Payment (as so reduced) and (2) any VAT reverse charge thereon that Parent certifies acting in good faith that it is not entitled to recover (by way of credit or repayment) as input tax (together with any related interest or penalties in respect of such VAT reverse charge but excluding any interest or penalties arising as a result of the unreasonable delay or default of Parent), is equal to the amount of the Parent Termination Payment that would be payable but for this subclause (B) (the amount of such reduction being the "Adjustment Amount"); and

            (C)  the Company covenants to pay to Parent on written demand and on an after-Tax basis an amount equal to the Adjustment Amount save to the extent that such Adjustment Amount has previously been adjusted by way of refund of such part of the Parent Termination Payment, the due date for payment of which shall be five Business Days after the date such written demand is received by the Company.

This section 10.03(i) is subject to the provisions of Section 10.03(i) of the Company Disclosure Schedule.

        (j)    Any reference in Section 10.03(i) or Section 10.03(i) of the Company Disclosure Schedule to Parent shall where applicable be regarded as referring to the representative member of any VAT group of which Parent is a member, and "finally determined" shall mean determined by HMRC or, if such determination is appealed, a court or tribunal in a decision or judgment in respect of which no right of appeal exists (or in relation to which any periods for appeal have expired) or, whether or not such determination is appealed, as provided in a binding agreement made with HMRC.

        (k)   The parties anticipate that any Company Payment shall be outside the scope of UK VAT and not otherwise subject to VAT.

        (l)    For the purposes of Section 10.03(i)(ii)(C), and Section 10.03(i) of the Company Disclosure Schedule, a covenant or indemnity being given on an "after-Tax basis" means that the amount payable (the "Payment") pursuant to such covenant or indemnity (as applicable) shall be calculated in such a manner as will ensure that, after taking into account: (A) any Tax required to be deducted or withheld from the Payment (save to the extent that Parent has not provided a W-8BEN-E when it was entitled to do so, and provision of a W-8BEN-E would have prevented such deduction or withholding being required) and any additional amounts required to be paid by the payer of the Payment in consequence of such withholding; (B) the amount and timing of any additional Tax which becomes (or would become, but for the use of any credit or other relief which would otherwise have been available to reduce the Tax liabilities of any member of the recipient's Group) payable by the recipient of the Payment as a result of the Payment's being chargeable to Tax in the hands of that person; and (C) the amount and timing of any Tax benefit which is obtained by the recipient of the Payment (or any member of the recipient's Group) to the extent that such Tax benefit is attributable to the matter giving rise to the obligation to make the Payment or the receipt of the Payment, the recipient of the Payment is in the same position as that in which it would have been if the matter giving rise to the obligation to make a Payment under this Section 10.03(l) had not occurred, provided that if any party to this Agreement shall have assigned or novated the benefit of this Agreement in whole or in part or shall, after the date of this Agreement, have changed its Tax residence or the permanent establishment to which the rights under this Agreement are allocated then no Payment to that party shall be increased by reason of the operation of clauses (A) through (C) (inclusive) to any greater extent than would have been the case had no such assignment, novation or change taken place. In this Section 10.03(l), references to "Tax" shall exclude "VAT" and references to a "W-8BEN-E" shall mean a properly completed IRS Form W-8BEN-E, on which the Company is entitled to rely, claiming the benefits of, and establishing an exemption to withholding under, the income tax treaty between the United States and the United Kingdom prior to such Payment.

        (m)  None of the Financing Sources shall have any liability to the Company, any of its Subsidiaries or any Person that is an Affiliate of the Company prior to giving effect to the Mergers relating to or arising out of this Agreement or the Debt Financing, whether at law, or equity, in contract, in tort or otherwise, and neither the Company nor any Person that is an Affiliate of the Company prior to giving effect to the Mergers shall have any rights or claims directly against any of the Financing Sources hereunder or thereunder. The foregoing shall not impair, supplement, or otherwise modify any of the commitments and other obligations that the Financing Sources have under any definitive agreement related to the Debt Financing to Parent, Bidco or either Merger Sub or any of the rights of Parent, Bidco or either Merger Sub against any of the Financing Sources under any definitive agreement related to the Debt Financing.

ARTICLE XI

MISCELLANEOUS

        Section 11.01    Notices.     All notices, requests and other communications to any party hereunder shall be in writing (including facsimile or email transmission, the receipt of which is confirmed in writing) and shall be given,

If to the Company, to:
Alexion Pharmaceuticals, Inc. 121 Seaport Boulevard Boston, Massachusetts 02210
Attention:	General Counsel
Email:	ellen.chiniara@alexion.com
with a copy to (which shall not constitute notice):
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019

Attention:	Daniel A. Neff Mark Gordon Sabastian V. Niles
Facsimile:	(212) 403 2000
Email:	DANeff@wlrk.com MGordon@wlrk.com SVNiles@wlrk.com
If to Parent, Bidco or either Merger Sub or, following the Closing, the Surviving Company, to:
AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge CB2 0AA
Attention:	Deputy General Counsel, Corporate with a copy to Company Secretary
Email:	legalnotices@astrazeneca.com
with a copy to (which shall not constitute notice):
Freshfields Bruckhaus Deringer US LLP 601 Lexington Avenue, 31st Floor New York, NY 10022
Attention:	Ethan A. Klingsberg Sebastian L. Fain John A. Fisher
Facsimile:	(212) 277-4001
Email:	ethan.klingsberg@freshfields.com sebastian.fain@freshfields.com john.fisher@freshfields.com and:
Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2S United Kingdom
Attention:	Julian G. Long Kate Cooper
Facsimile:	+44 20 7832 7001
Email:	julian.long@freshfields.com kate.cooper@freshfields.com

or to such other address, facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day.

        Section 11.02    Survival.     The representations, warranties, covenants and agreements contained in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the First Effective Time, except for the covenants and agreements set forth in Article II, Section 6.03(c), Section 7.04, Section 7.05 and Section 7.07 and any other covenant or agreement that by its terms is to be performed in whole or in part after the First Effective Time.

        Section 11.03    Amendments and Waivers.

        (a)   Any provision of this Agreement may be amended or waived prior to the First Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, that after the Company Stockholder Approval or the Parent Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the stockholders of the Company or the shareholders of Parent under Applicable Law without such approval having first been obtained.

        (b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

        Section 11.04    Expenses.     Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

        Section 11.05    Disclosure Schedule References and SEC Document References.

        (a)   The parties hereto agree that each section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, shall be deemed to qualify the corresponding section or subsection of this Agreement, irrespective of whether or not any particular section or subsection of this Agreement specifically refers to the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. The parties hereto further agree that disclosure of any item, matter or event in any particular section or subsection of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable, to which the relevance of such disclosure would be reasonably apparent, notwithstanding the omission of a cross-reference to such other section or subsections.

        (b)   The parties hereto agree that in no event shall any disclosure contained in any part of any Company SEC Document or Parent SEC Document entitled "Risk Factors", "Forward-Looking Statements", "Cautionary Statement Regarding Forward-Looking Statements", "Special Note Regarding Forward Looking Statements" or "Note Regarding Forward Looking Statements" or any other disclosures in any Company SEC Document or Parent SEC Document that are cautionary, predictive or forward-looking in nature be deemed to be an exception to (or a disclosure for purposes of or otherwise qualify) any representations and warranties of any party contained in this Agreement.

        Section 11.06    Binding Effect; Benefit; Assignment.

        (a)   The provisions of this Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto; other than: (i) only following the First Effective Time, each holder of shares of Company Common Stock or Company Equity Awards shall have the right, which shall be enforceable by each such holder, to receive, as applicable, (w) the Merger Consideration in respect of shares of Company Common Stock pursuant to Article II, (x) the Merger Consideration in respect of Company Stock Options pursuant to Section 2.07(a), (y) the Merger Consideration or Assumed RSU Awards, as applicable, in respect of the Company RSU Awards pursuant to Section 2.07(b), and/or (z) the Assumed PSU Awards in respect of the Company PSU Awards pursuant to Section 2.07(b), (ii) only following the First Effective Time, each D&O Indemnified Party shall have the right to enforce the provisions of Section 7.04, and (iii) each of the Financing Sources shall have the right to enforce the provisions of Section 10.03(i), Section 11.03(b), this Section 11.06(a), Section 11.07, Section 11.08(b) and Section 11.09.

        (b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of each other party hereto, except that Parent may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of its wholly owned Subsidiaries at any time or any other Person after the Closing; provided, that such transfer or assignment by Parent shall not relieve Parent of its obligations hereunder or otherwise alter or change any obligation of any other party hereto or delay the consummation of the Mergers or any of the other transactions contemplated hereby.

        Section 11.07    Governing Law.     This Agreement, and all disputes, claims, actions, suits or proceedings based upon, arising out of or related to this Agreement or the transactions contemplated hereby, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules or principles that would result in the application of the law of any other state.

        Section 11.08    Jurisdiction/Venue.     Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by Applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 11.01; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Applicable Law.

        Section 11.09    WAIVER OF JURY TRIAL.     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGERS OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING WITH RESPECT TO THE FINANCING SOURCES). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY

HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

        Section 11.10    Counterparts; Effectiveness.     This Agreement may be signed in any number of counterparts, including by facsimile, by email with .pdf attachments, or by other electronic signatures (including, DocuSign and AdobeSign), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed and delivered (by electronic communication, facsimile or otherwise) by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect, and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        Section 11.11    Entire Agreement.     This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter thereof.

        Section 11.12    Severability.     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

        Section 11.13    Specific Performance.     The parties' rights in this Section 11.13 are an integral part of the transactions contemplated by this Agreement. The parties acknowledge and agree that irreparable harm would occur and that the parties would not have any adequate remedy at law (a) for any breach of any of the provisions of this Agreement or (b) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that (except where this Agreement is validly terminated in accordance with Section 10.01) the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement, without proof of actual damages, and each party further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy. The parties further agree that (x) by seeking the remedies provided for in this Section 11.13, a party shall not in any respect waive its right to any other form of relief that may be available to a party under this Agreement, including, subject to Section 10.03(g), monetary damages in the event that the remedies provided for in this Section 11.13 are not available or otherwise are not granted, and (y) nothing contained in this Section 11.13 shall require any party to institute any proceeding for (or limit any party's right to institute any proceeding for) specific performance under this Section 11.13 before exercising any termination right under Section 10.01 (and/or pursuing damages), nor shall the commencement of any action pursuant to this Section 11.13 or anything contained in this Section 11.13 restrict or limit any party's right to terminate this Agreement in accordance with the terms of Section 10.01 or pursue any other remedies under this Agreement that may be available then or thereafter. In no event shall the Company or Parent be entitled to both (i) specific performance to cause the other party to consummate the Closing and (ii) the payment of the Parent Termination Payment or the Company Termination Payment, as applicable.

        Section 11.14    Financing Provisions.     Notwithstanding anything in this Agreement to the contrary, the Company on behalf of itself, its Subsidiaries and each of its controlled Affiliates hereby: (a) agrees that, except as specifically set forth in the documents relating to the Debt Financing, any proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources, arising out of or relating to, this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, so long as such forum is and remains available, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such proceeding to the exclusive jurisdiction of such court, (b) agrees that, except as specifically set forth in the documents relating to the Debt Financing, any such proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the documents relating to the Debt Financing, (c) agrees not to bring or support or permit any of its controlled Affiliates to bring or support any proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source in any way arising out of or relating to, this Agreement, the Debt Financing and the documents relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York, (d) agrees that service of process on the Company or its Subsidiaries in any such proceeding shall be effective if notice is given in accordance with Section 11.01, (e) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such proceeding in any such court, (f) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any proceeding brought against the Financing Sources in any way arising out of or relating to, this Agreement, the Debt Financing and the documents relating thereto, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, (g) agrees that none of the Financing Sources shall have any liability to the Company, any of its Subsidiaries or any of its controlled Affiliates (in each case, other than Parent and its Affiliates) relating to or arising out of this Agreement, the Debt Financing and the documents relating thereto, or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise and (h) agrees that the Financing Sources are express Third Party beneficiaries of, and may enforce, any of the provisions of Section 10.3(k) and this Section 11.14, and that such provisions shall not be amended, supplemented, waived or otherwise modified in any way adverse to the Financing Sources without the prior written consent of the Financing Sources.

        [Remainder of page intentionally left blank; signature pages follow]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

ASTRAZENECA PLC
By:	/s/ ADRIAN KEMP
	Name:	Adrian Kemp
	Title:	Authorized Signatory
DELTA OMEGA SUB HOLDINGS INC.
By:	/s/ JEFFREY POTT
	Name:	Jeffrey Pott
	Title:	Secretary and Treasurer
DELTA OMEGA SUB HOLDINGS INC. 1
By:	/s/ JEFFREY POTT
	Name:	Jeffrey Pott
	Title:	Secretary and Treasurer
DELTA OMEGA SUB HOLDINGS LLC 2
By:	/s/ JEFFREY POTT
	Name:	Jeffrey Pott
	Title:	Secretary and Treasurer
ALEXION PHARMACEUTICALS, INC.
By:	/s/ LUDWIG HANTSON
	Name:	Ludwig Hantson
	Title:	Chief Executive Officer

[Signature Page to Merger Agreement]

Annex B—Opinion of Alexion Financial Advisor

BofA Securities, Inc.	GLOBAL CORPORATE & INVESTMENT BANKING

December 11, 2020

The Board of Directors
Alexion Pharmaceuticals, Inc.
121 Seaport Boulevard,
Boston Massachusetts 02210

Members of the Board of Directors:

        We understand that Alexion Pharmaceuticals, Inc. ("Alexion") proposes to enter into an Agreement and Plan of Merger (the "Agreement"), among Alexion, AstraZeneca PLC ("AstraZeneca"), Delta Omega Sub Holdings Inc., a wholly owned subsidiary of AstraZeneca ("Bidco"), Delta Omega Sub Holdings Inc. 1, a wholly owned subsidiary of Bidco ("Merger Sub I") and Delta Omega Sub Holdings LLC 2, a wholly owned subsidiary of Bidco, pursuant to which, among other things, Merger Sub I will merge with and into Alexion (the "Merger"), and each outstanding share of the common stock, par value $0.0001 per share, of Alexion ("Alexion Common Stock") other than Excluded Shares (as defined in the Agreement) will be converted into the right to receive (i) $60.00 in cash (the "Cash Consideration") and (ii) 2.1243 American depositary shares ("AstraZeneca ADS") each representing a beneficial interest in 0.5 of an ordinary share, par value £0.25 per share, of AstraZeneca ("AstraZeneca Shares") (such number of AstraZeneca ADS, the "Share Consideration" and, together with the Cash Consideration, the "Consideration"). The terms and conditions of the Merger are more fully set forth in the Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Alexion Common Stock of the Consideration to be received by such holders in the Merger.

        In connection with this opinion, we have, among other things:

  (1)
  reviewed certain publicly available business and financial information relating to Alexion and AstraZeneca;

  (2)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Alexion furnished to or discussed with us by the management of Alexion, including certain financial forecasts relating to Alexion prepared by the management of Alexion reflecting its long-range plan for Alexion (such forecasts, "Alexion Forecasts");

  (3)
  reviewed certain financial forecasts relating to AstraZeneca (the "AstraZeneca Public Forecasts") prepared by the management of Alexion based on certain publicly available financial forecasts for Astra Zeneca and discussed with the management of Alexion its assessments as to the likelihood of AstraZeneca achieving the future financial results reflected in the AstraZeneca Public Forecasts;

  (4)
  reviewed certain estimates as to the amount and timing of cost savings (collectively, the "Cost Savings") anticipated by the management of Alexion to result from the Merger;

  (5)
  discussed the past and current business, operations, financial condition and prospects of Alexion and AstraZeneca with members of senior management of Alexion;

  (6)
  discussed with the management of Alexion its assessments as to the products and product candidates of Alexion, including the likelihood of technical, clinical and regulatory success of such products and product candidates;

  (7)
  reviewed the potential pro forma financial impact of the Merger on the future financial performance of AstraZeneca, including the potential effect on AstraZeneca's estimated earnings per share;

  (8)
  reviewed the trading histories for Alexion Common Stock, AstraZeneca ADS and AstraZeneca Shares and a comparison of such trading histories with each other and with the trading histories of other companies we deemed relevant;

  (9)
  compared certain financial and stock market information of Alexion and AstraZeneca with similar information of other companies we deemed relevant;

  (10)
  compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (11)
  considered the results of our efforts on behalf of Alexion to solicit, at the direction of Alexion, indications of interest from third parties with respect to a possible acquisition of Alexion;

  (12)
  reviewed a draft, dated December 11, 2020, of the Agreement (the "Draft Agreement"); and

  (13)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Alexion that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Alexion Forecasts, we have been advised by Alexion, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Alexion as to the future financial performance of Alexion. With respect to the Cost Savings, we have been advised by Alexion, and have assumed, that they have also been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Alexion as to the matters covered thereby. As you are aware, we did not discuss the past and current business, operations, financial condition and prospects of AstraZeneca with the management of AstraZeneca, and we have not been provided with, and we did not have access to, stand-alone financial forecasts relating to AstraZeneca prepared by the management of AstraZeneca. Accordingly, we have been advised by Alexion and have assumed, with the consent of Alexion, that the AstraZeneca Public Forecasts are a reasonable basis upon which to evaluate the future financial performance of AstraZeneca and, at the direction of Alexion, we have relied on the AstraZeneca Public Forecasts for purposes of our opinion. We have also relied, at the direction of Alexion, on the assessments of the management of Alexion as to AstraZeneca's ability to achieve the Cost Savings and have been advised by Alexion, and have assumed, with the consent of Alexion, that the Cost Savings will be realized in the amounts and at the times projected. We have also relied, at the direction of Alexion, on the assessments of the management of Alexion as to the products and product candidates of Alexion, including the likelihood of technical, clinical and regulatory success of such products and product candidates. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Alexion, AstraZeneca or any other entity, nor have we made any physical inspection of the properties or assets of Alexion, AstraZeneca or any other entity. We have not evaluated the solvency or fair value of Alexion or AstraZeneca under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Alexion, that the Merger will be consummated in accordance with its terms and in compliance with all applicable laws, relevant documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Alexion, AstraZeneca or the contemplated benefits of the Merger. We also have assumed, at the direction of Alexion, that the Merger, taken together with a subsequent merger contemplated by the Agreement, will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, at the direction of Alexion, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

        We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Alexion Common Stock and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation or other consideration to any of the officers, directors or employees of any party to the Merger or any related entities, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Alexion or in which Alexion might engage or as to the underlying business decision of Alexion to proceed with or effect the Merger. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Alexion, upon the assessments of Alexion and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Alexion, AstraZeneca or any other entity and the Merger (including the contemplated benefits thereof) as to which we understand that Alexion obtained such advice as it deemed necessary from qualified professionals. We further express no opinion as to what the value of the AstraZeneca ADS (or the underlying AstraZenaca Shares) actually will be when issued or the prices at which Alexion Common Stock, AstraZeneca ADS or AstraZeneca Shares will trade at any time, including following announcement or consummation of the Merger. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any related matter.

        We have acted as financial advisor to Alexion in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, Alexion has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

        We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Alexion, AstraZeneca and certain of their respective affiliates.

        We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Alexion and have received or in the future may receive compensation for the rendering of these services, including (i) having acted as financial advisor to Alexion and certain of its affiliates in connection with certain transactions, (ii) having acted or acting as a co-lead arranger and as a joint-bookrunner for, and as a lender under, Alexion's revolving credit facility and term loan facility due 2023 and under certain term loans, letters of credit and credit, leasing and/or conduit facilities for Alexion or certain of its affiliates, (iii) having provided or providing certain treasury services and products to Alexion or certain of its affiliates, and (iv) having provided or providing certain fixed income, derivatives and foreign exchange trading services to Alexion or certain of its affiliates.

        In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to AstraZeneca and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as lender under certain term loans, letters of credit and credit, leasing and conduit facilities for AstraZeneca or certain of its affiliates, (ii) having acted as bookrunner on various equity and debt offerings undertaken by AstraZeneca or certain of its affiliates, (ii) having provided or providing certain treasury services and products to AstraZeneca or certain of its affiliates, and (iii) having provided or providing certain foreign exchange trading services to AstraZeneca or certain of its affiliates.

        It is understood that this letter is for the benefit and use of the Board of Directors of Alexion (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

        Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Alexion, AstraZeneca or the Merger. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of Alexion Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BofA Securities, Inc.

BOFA SECURITIES, INC.

Annex C—Section 262 of the Delaware General Corporation Law

        Section 262 of the General Corporation Law of the State of Delaware

SECTION 262 APPRAISAL RIGHTS.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   [REPEALED]

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251 (h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251 (h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section. (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Officers and Directors of AstraZeneca

        Except as hereinafter set forth, there is no provision of the Memorandum and Articles of Association of AstraZeneca PLC (which may be referred to as the "Company" in this Item 20) or any contract, arrangement or statute under which any director or officer of the Company is insured or indemnified in any manner against any liability that he may incur in his capacity as such.

  Deed of Indemnity

        The Company has entered into Deeds of Indemnity with the directors of the Company that, subject to certain conditions precedent and limitations, in consideration for such director or officer continuing in, retiring, or accepting, office as a director or officer of (i) the Company or (ii) any of the Company's subsidiaries, the Company will indemnify and hold the director harmless in respect of all (a) claims, actions and proceedings and (b) losses, damages, penalties, liabilities, compensation or other awards, or any settlement thereof to which the Company consents, arising in connection with any claims, actions or proceedings (whether instigated, imposed, incurred or settled under the laws of any jurisdiction) arising out of, or in connection with, the actual or purported exercise of, or failure to exercise any of the director's powers, duties or responsibilities as a director or officer of the Company or any of its subsidiaries.

  Article 95.2 of AstraZeneca PLC's Articles of Association provides:

        Without prejudice to the provisions of Article 139, the board may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any person who is or was:

        (a)   a director, officer or employee of the Company, or any body which is or was the holding company or subsidiary undertaking of the Company, or in which the Company or such holding company or subsidiary undertaking has or had any interest (whether direct or indirect) or with which the Company or such holding company or subsidiary undertaking is or was in any way allied or associated; or

        (b)   a trustee of any pension fund in which employees of the Company or any other body referred to in Article 95.2(a) are or have been interested, including, without limitation insurance against any liability incurred by such person in respect of any act or omission in the actual or purported execution or discharge of that person's duties or in the exercise or purported exercise of that person's powers or otherwise in relation to that person's duties, powers or offices in relation to the relevant body or fund.

  Article 139 of AstraZeneca PLC's Articles of Association provides:

        Subject to the provisions of the Companies Acts but without prejudice to any indemnity to which the person concerned may otherwise be entitled, every director or other officer of the Company (other than any person (whether an officer or not) engaged by the Company as auditor) shall be indemnified out of the assets of the Company against any liability incurred by such director or other officer for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company, provided that this Article shall be deemed not to provide for, or entitle any such person to, indemnification to the extent that it would cause this Article, or any element of it, to be treated as void under the Act or otherwise under the Companies Acts.

  Section 232 of the Companies Act 2006 provides:

  (1)
  Any provision that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

  (2)
  Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company, or of an associated company, against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is void, except as permitted by—

          (a)   section 233 (provision of insurance),

          (b)   section 234 (qualifying third party indemnity provision), or

          (c)   section 235 (qualifying pension scheme indemnity provision).

  (3)
  This section applies to any provision, whether contained in a company's articles or in any contract with the company or otherwise.

  (4)
  Nothing in this section prevents a company's articles from making such provision as has previously been lawful for dealing with conflicts of interest.

  Section 234 of the Companies Act 2006 provides:

  (1)
  Section 232(2) (voidness of provisions for indemnifying directors) does not apply to qualifying third party indemnity provision.

  (2)
  Third party indemnity provision means provision for indemnity against liability incurred by the director to a person other than the company or an associated company.

        Such provision is qualifying third party indemnity provision if the following requirements are met.

        (3)   The provision must not provide any indemnity against:

          (a)   any liability of the director to pay:

              (i)  a fine imposed in criminal proceedings, or

      (ii)
      a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature (however arising); or

          (b)   any liability incurred by the director:

              (i)  in defending criminal proceedings in which he is convicted, or

      (ii)
      in defending civil proceedings brought by the company, or an associated company, in which judgment is given against him, or

      (iii)
      in connection with an application for relief (see subsection (6)) in which the court refuses to grant him relief.

  (4)
  The references in subsection (3)(b) to a conviction, judgment or refusal of relief are to the final decision in the proceedings.

        (5)   For this purpose:

          (a)   a conviction, judgment or refusal of relief becomes final:

              (i)  if not appealed against, at the end of the period for bringing an appeal, or

      (ii)
      if appealed against, at the time when the appeal (or any further appeal) is disposed of; and

          (b)   an appeal is disposed of:

              (i)  if it is determined and the period for bringing any further appeal has ended, or

             (ii)  if it is abandoned or otherwise ceases to have effect.

        (6)   The reference in subsection (3)(b)(iii) to an application for relief is to an application for relief under:

    section 661(3) or (4) (power of court to grant relief in case of acquisition of shares by innocent nominee), or section 1157 (general power of court to grant relief in case of honest and reasonable conduct).

  Section 1157 of the Companies Act 2006 provides:

        (1)   If in proceedings for negligence, default, breach of duty or breach of trust against:

          (a)   an officer of a company, or

          (b)   a person employed by a company as auditor (whether he is or is not an officer of the company),

        it appears to the court hearing the case that the officer or person is or may be liable but that he acted honestly and reasonably, and that having regard to all the circumstances of the case (including those connected with his appointment) he ought fairly to be excused, the court may relieve him, either wholly or in part, from his liability on such terms as it thinks fit.

  (2)
  If any such officer or person has reason to apprehend that a claim will or might be made against him in respect of negligence, default, breach of duty or breach of trust—

          (a)   he may apply to the court for relief, and

    (b)
    the court has the same power to relieve him as it would have had if it had been a court before which proceedings against him for negligence, default, breach of duty or breach of trust had been brought.

  (3)
  Where a case to which subsection (1) applies is being tried by a judge with a jury, the judge, after hearing the evidence, may, if he is satisfied that the defendant (in Scotland, the defender) ought in pursuance of that subsection to be relieved either in whole or in part from the liability sought to be enforced against him, withdraw the case from the jury and forthwith direct judgment to be entered for the defendant (in Scotland, grant decree of absolvitor) on such terms as to costs (in Scotland, expenses) or otherwise as the judge may think proper.

        AstraZeneca PLC maintains directors' and officers' liability insurance which, subject to policy terms and limitations, provides insurance cover against the personal liabilities which directors and officers may incur by reason of their duties. The authorized representative is also entitled to the benefit of the same directors' and officers' liability insurance.

        The form of underwriting agreement to be filed as an exhibit to this registration statement will provide that each underwriter, severally, will indemnify AstraZeneca PLC and each of its directors and officers who signed the Registration Statement and each person, if any, who controls AstraZeneca PLC within the meaning of Section 15 of the Securities Act of 1933 or Section 20 of the Exchange Act from and against certain civil liabilities.

Item 21.    Exhibits and Financial Statement Schedules

        A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22.    Undertakings

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (5)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

  (i)
  each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

  (ii)
  each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

  (6)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (7)
  That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (8)
  To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Trust Indenture Act.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the U.S. Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England on April 9, 2021.

ASTRAZENECA PLC
By:	/s/ ADRIAN KEMP
	Name:	Adrian Kemp
	Title:	Company Secretary

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities indicated and on April 9, 2021:

Signature	Title

* Pascal Soriot	Executive Director and Chief Executive Officer (Principal Executive Officer)
* Marc Dunoyer	Executive Director and Chief Financial Officer (Principal Financial Officer)
* Mani Sharma	SVP, Group Financial Controller (Principal Accounting Officer)
* Leif Johansson	Non-Executive Chairman of the Board
* Graham Chipchase	Senior Independent Non-Executive Director
* Euan Ashley	Non-Executive Director
* Geneviève Berger	Non-Executive Director
* Philip Broadley	Non-Executive Director

Signature	Title

* Michel Demaré	Non-Executive Director
* Deborah DiSanzo	Non-Executive Director
* Diana Layfield	Non-Executive Director
* Sheri McCoy	Non-Executive Director
* Tony Mok	Non-Executive Director
* Nazneen Rahman	Non-Executive Director
* Marcus Wallenberg	Non-Executive Director

*By:	/s/ ADRIAN KEMP Name: Adrian Kemp Attorney-in-fact

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this registration statement to be signed on its behalf by the undersigned, solely in his capacity as the duly authorized representative of AstraZeneca in the City of Newark, State of Delaware, on April 9, 2021.

By:	/s/ DONALD J. PUGLISI
	Name:	Donald J. Puglisi
	Title:	Managing Director, Puglisi & Associates
Authorized Representative in the United States

EXHIBIT INDEX

Exhibit Number		Exhibit Description
2.1		Agreement and Plan of Merger, dated as of December 12, 2020, by and among AstraZeneca PLC, Delta Omega Sub Holdings Inc., Delta Omega Sub Holdings Inc. 1, Delta Omega Sub Holdings LLC 2 and Alexion Pharmaceuticals, Inc. (attached as Annex A to the proxy statement/prospectus included in this Registration Statement) (schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K, but will be furnished supplementally to the Securities and Exchange Commission upon request)
5.1		Opinion of Freshfields Bruckhaus Deringer LLP as to the validity of the common shares of AstraZeneca being registered
8.1		Opinion of Freshfields Bruckhaus Deringer US LLP regarding certain federal income tax matters
8.2		Opinion of Wachtell, Lipton, Rosen & Katz regarding certain federal income tax matters
21.1		List of significant subsidiaries of AstraZeneca (incorporated by reference to Exhibit 8.1 to AstraZeneca's Annual Report on Form 20-F filed February 8, 2021)
23.1		Consent of PricewaterhouseCoopers LLP, US relating to the financial statements of Alexion
23.2		Consent of PricewaterhouseCoopers LLP, UK relating to the financial statements of AstraZeneca
23.3		Consent of Freshfields Bruckhaus Deringer LLP (included in Exhibit 5.1)
23.4		Consent of Freshfields Bruckhaus Deringer US LLP (included in Exhibit 8.1)
23.5		Consent of Wachtell, Lipton, Rosen & Katz (included in Exhibit 8.2)
23.6	*	Consent of IQVIA Inc.
23.7	*	Consent of Bureau Veritas UK Limited
24.1	*	Power of Attorney of Officers and Directors
99.1		Proxy Voting Card of Alexion Pharmaceuticals, Inc.
99.2		Consent of BofA Securities, Inc.

*
Previously filed